U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:
Securities Act Rule 801 (Rights Offering) ☐
Securities Act Rule 802 (Exchange Offer) ☑
Exchange Act Rule 13e-14(h)(8) (Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐
Exchange Act Rule 14e-2(d) (Subject Company Response) ☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐
PDX RESOURCES INC.
(Name of Subject Company)
N/A
(Translation of Subject Company’s Name into English)
ALBERTA
(Jurisdiction of Subject Company’s Incorporation or Organization)
DETOUR GOLD CORPORATION
(Name of Person(s) Furnishing Form)
COMMON SHARES
(Title of Class of Subject Securities)
250669108
(CUSIP Number of Class of Securities (if applicable)
Gerald D. Shepherd, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 308-8866
(Facsimile) (212) 308-0132
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Received Notices and Communications on Behalf of Subject Company
February 24, 2009
(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
(a)	The disclosure documents set forth below are attached immediately following this page:
1.	Joint management information circular of Detour Gold Corporation and PDX Resources Inc., dated February 20, 2009.

2.	Detour Gold Corporation press release, dated January 26, 2009.

3.	Form of proxy for special meeting of shareholders of PDX Resources Inc.

4.	Letter of transmittal.
(b)	Not applicable.
Item 2. Informational Legends
Legends compliant with Rule 802(b) under the Securities Act of 1933, as amended, have been included in the offering document described in Part I Item 1(a)(1), above.

NOTICES OF SPECIAL MEETINGS
AND
JOINT MANAGEMENT INFORMATION CIRCULAR
WITH RESPECT TO

THE PROPOSED COMBINATION OF
DETOUR GOLD CORPORATION
-and-
PDX RESOURCES INC.

February 20, 2009

These materials are important and require your immediate attention. They require shareholders of Detour Gold Corporation and PDX Resources Inc. to make important decisions. If you are in doubt as to how to make your decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to the procedures for voting or completing your proxy or have questions regarding the transactions described in the enclosed Notices of Special Meetings and Joint Management Information Circular, please contact Kingsdale Shareholder Services Inc., toll-free, at 1-866-581-1571.

February 20, 2009

Dear Detour shareholders and PDX shareholders:

The boards of directors of Detour Gold Corporation (“Detour”) and PDX Resources Inc. (“PDX”) each have unanimously approved the merger of the two companies and are recommending that shareholders of each of Detour and PDX approve the merger. Detour and PDX will each hold a special meeting of their shareholders on March 26, 2009 to consider and vote on proposals related to the merger.

At the meeting, you will be asked to consider and, if deemed advisable, approve the merger, whereby Detour will acquire all of the issued and outstanding common shares of PDX. Through the merger, shareholders of PDX will receive 0.2571 of a common share of Detour for each common share of PDX and PDX will become a wholly-owned subsidiary of Detour. Upon completion of the merger, former PDX shareholders will directly own Detour shares representing approximately 42% of the outstanding equity interests and voting rights of Detour. This is equivalent to the equity interest and voting rights currently held by PDX through the 19 million Detour shares that it owns. Current Detour shareholders will continue to own approximately 58% of the outstanding equity interests and voting rights of Detour.

Enclosed are materials containing important information about the merger of Detour and PDX and why we believe the merger is in the best interest of both companies. We urge you to read the enclosed materials carefully, as they have been prepared to help you make an informed decision. If you require assistance, please consult your financial, legal, tax or other professional advisor. You may also obtain more information about Detour and PDX at the website maintained by the Canadian Securities Administrators at www.sedar.com.

Because the completion of the merger requires approval of both the Detour shareholders and the PDX shareholders, YOUR VOTE IS IMPORTANT. To become effective, (i) a resolution approving the merger must be approved by a majority of the votes cast by (A) Detour shareholders present in person, or represented by proxy, and entitled to vote at the Detour special meeting and (B) Detour minority shareholders present in person, or represented by proxy, and entitled to vote at the Detour special meeting; and (ii) a resolution approving the merger must be approved by at least 66 2/3% of the total votes cast by holders of PDX shares present in person, or represented by proxy, and entitled to vote at the PDX special meeting.

In view of the importance of the actions to be taken at the Detour and PDX shareholder meetings, we urge you to vote FOR the proposals related to the merger by promptly submitting your proxy – by signing, dating and returning the appropriate enclosed proxy in the postage-paid envelope provided. You are urged to vote your shares in this manner, regardless of the number of shares you own or whether you will attend the appropriate meeting. Returning the proxy does not deprive you of your right to attend the appropriate meeting where the merger will be considered and to vote your shares in person.

You will be asked at the meeting to make important decisions. If you are in doubt as to how to make your decisions, please contact your financial, legal, tax or other professional advisor. If you have any questions or require more information with regard to the procedures for voting or completing your proxy, please contact Kingsdale Shareholder Services Inc., the joint proxy solicitation agent of Detour and PDX, toll-free, at 1-866-581-1571.

WE ENTHUSIASTICALLY SUPPORT THIS MERGER OF OUR COMPANIES AND JOIN WITH OUR BOARDS OF DIRECTORS IN RECOMMENDING THAT YOU VOTE FOR THE PROPOSALS RELATED TO THE MERGER.

Sincerely,

Gerald S. Panneton	Ingrid J. Hibbard
President and Chief Executive Officer	President and Chief Executive Officer
Detour Gold Corporation	PDX Resources Inc.

Registered Office:
200 Bay Street – Suite 2040
Royal Bank Plaza – North Tower
Toronto, Ontario M5J 2J1

NOTICE OF SPECIAL MEETING OF DETOUR SHAREHOLDERS

To the shareholders of Detour Gold Corporation (“Detour”):

NOTICE IS HEREBY GIVEN that a special meeting of the shareholders (the “Detour Meeting”) of Detour will be held at 10:00 a.m. (Eastern Time) on March 26, 2009 at The National Club, Tudor Room, 3rd Floor, 303 Bay Street, Toronto, Ontario, Canada. The purpose of the Detour Meeting is to:

1.	consider and, if deemed advisable, to pass a resolution (the “Detour Combination Resolution”) approving the amalgamation (the “Amalgamation”) under section 181 of the Business Corporations Act (Alberta) of 1448055 Alberta Ltd. (“Detour Subco”), a wholly-owned subsidiary of Detour, with PDX Resources Inc. (“PDX”) pursuant to the amalgamation agreement among Detour, Detour Subco and PDX dated January 24, 2009 (the “Amalgamation Agreement”) and the other transactions between Detour and PDX contemplated by the terms of, or otherwise relating to, the combination agreement between Detour and PDX dated January 24, 2009 (the “Combination Agreement”), all as more particularly described in the joint management information circular (the “Joint Circular”) that accompanies this Notice of Meeting; and

2.	transact such other business as may properly come before the Detour Meeting or any postponement or adjournment thereof.

Detailed summaries of the Combination Agreement, the Amalgamation Agreement and the transactions contemplated thereby are included in the Joint Circular. The Joint Circular provides additional information relating to the matters to be dealt with at the Detour Meeting and is incorporated into and forms part of this Notice of Meeting. Among other things, the Joint Circular sets forth the shareholder approvals required in connection with the Amalgamation Agreement, the Combination Agreement and the transactions contemplated thereby. The full text of the Detour Combination Resolution is set forth in Appendix “A” to the Joint Circular.

The board of directors of Detour has fixed the close of business on February 19, 2009 as the record date for the determination of shareholders entitled to vote at the Detour Meeting and to receive notice thereof. Only shareholders of record at the close of business on February 19, 2009 are entitled to notice of and to vote at the Detour Meeting and any adjournment or postponement thereof.

Voting by proxy will not prevent you from voting in person if you attend the Detour Meeting, but will ensure that your vote is counted if you are unable to attend. Shareholders who do not expect to attend the meeting in person are urged to complete, sign, date and return the enclosed form of proxy promptly in the envelope provided or by facsimile to Detour’s transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, facsimile number: (416) 263-9524 or 1-866-249-7775, or by telephone at 1-866-732-8683 or (312) 588-4290 or internet at www.investorvote.com, as instructed on the form of proxy. To be effective, proxies must be received by Computershare, not later than 10:00 a.m. (Eastern Time) on March 24, 2009, or, if the Detour Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Detour Meeting, or any further adjournment or postponement thereof.

DATED at Toronto, this 20th day of February, 2009.

By ORDER of the Board of Directors

Gerald S. Panneton
President and Chief Executive Officer
Detour Gold Corporation

440 Harrop Drive, 2nd Floor
Milton, Ontario L9T 3H2

NOTICE OF SPECIAL MEETING OF PDX SHAREHOLDERS

To the shareholders of PDX Resources Inc. (“PDX”):

NOTICE IS HEREBY GIVEN that a special meeting of the shareholders (the “PDX Meeting”) of PDX will be held at 10:00 a.m. (Eastern Time) on March 26, 2009, at The Toronto Board of Trade, Ridout Room, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The purpose of the PDX Meeting is to:

1.	consider and, if deemed advisable, to pass a special resolution (the “PDX Combination Resolution”) approving (i) the amalgamation (the “Amalgamation”) under section 181 of the Business Corporations Act (Alberta) of PDX and 1448055 Alberta Ltd. (“Detour Subco”), a wholly-owned subsidiary of Detour Gold Corporation (“Detour”), upon the terms and conditions set forth in the combination agreement between PDX and Detour (the “Combination Agreement”), (ii) the amalgamation agreement between PDX, Detour and Detour Subco (the “Amalgamation Agreement”) and (iii) the Combination Agreement and the transactions contemplated thereby or relating thereto, all as more particularly described in the accompanying joint management information circular (the “Joint Circular”) that accompanies this Notice of Meeting; and

2.	transact such other business as may properly come before the PDX Meeting or any postponement or adjournment thereof.

Detailed summaries of the Amalgamation Agreement, the Combination Agreement and the transactions contemplated thereby are included in the Joint Circular. The Joint Circular provides additional information relating to the matters to be dealt with at the PDX Meeting and is incorporated into and forms part of this Notice of Meeting. Among other things, the Joint Circular sets forth the shareholder approvals required in connection with the Amalgamation Agreement, the Combination Agreement and the transactions contemplated thereby. The full text of the PDX Combination Resolution is set forth in Appendix “B” to the Joint Circular.

The board of directors of PDX has fixed the close of business on February 19, 2009 as the record date for the determination of shareholders entitled to vote at the PDX Meeting and to receive notice thereof. Shareholders of record at the close of business on February 19, 2009 are entitled to receive notice of and to vote at the PDX Meeting and any adjournment or postponement thereof. Where a person has transferred any of his or her PDX shares after February 19, 2009, the transferee of PDX shares after such date is entitled to vote such PDX shares at the PDX Meeting and at any adjournment thereof if he or she produces properly endorsed share certificates or otherwise establishes that he or she owns the PDX shares and if he or she requests, no later than ten days before the PDX Meeting, that his or her name be included on the list of PDX shareholders entitled to vote at the PDX Meeting.

Voting by proxy will not prevent you from voting in person if you attend the PDX Meeting, but will ensure that your vote is counted if you are unable to attend. Shareholders who do not expect to attend the PDX Meeting in person are urged to complete, sign, date and return the enclosed form of proxy promptly in the envelope provided or by facsimile to PDX’s transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, facsimile number: (416) 263-9524 or 1-866-249-7775, or by telephone at 1-866-732-8683 or (312) 588-4290 or internet at www.investorvote.com, as instructed on the form of proxy. To be effective, proxies must be received by Computershare, not later than 10:00 a.m. (Eastern Time) on March 24, 2009, or, if the PDX Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed PDX Meeting, or any further adjournment or postponement thereof.

DATED at Toronto, this 20th day of February, 2009.

By ORDER of the board of directors

Ingrid J. Hibbard
President and Chief Executive Officer
PDX Resources Inc.

JOINT MANAGEMENT INFORMATION CIRCULAR

This joint management information circular (the “Joint Circular”) is being furnished to holders of common shares of Detour Gold Corporation (“Detour”), a Canadian corporation, in connection with the solicitation of proxies by management of Detour for use at the special meeting of Detour shareholders (the “Detour Meeting”), to be held at 10:00 a.m. (Eastern Time) on March 26, 2009 at The National Club, Tudor Room, 3rd Floor, 303 Bay Street, Toronto, Ontario, Canada, and any adjournment or postponement thereof.

This Joint Circular is also being furnished to holders of common shares of PDX Resources Inc. (“PDX”), an Alberta corporation, in connection with the solicitation of proxies by management of PDX for use at the special meeting of the PDX shareholders (the “PDX Meeting”), to be held at 10:00 a.m. (Eastern Time) on March 26, 2009 at The Toronto Board of Trade, Ridout Room, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, Canada, and any adjournment or postponement thereof.

Information in this Joint Circular is given as of February 20, 2009, except as otherwise indicated herein. Unless otherwise indicated, dollar amounts are expressed in Canadian dollars.

These security holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and either Detour or PDX (or their respective agents) has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

Please see the section entitled “Risk Factors” for certain considerations relevant to the approval of the Combination and the transactions contemplated in connection therewith and an investment in the securities referred to in this Joint Circular.

No person is authorized to give any information or to make any representation not contained in this Joint Circular, and, if given or made, such information or representation should not be relied upon as having been authorized. This Joint Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither delivery of this Joint Circular nor any distribution of the securities referred to in this Joint Circular shall, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Joint Circular.

The common shares of Detour to be issued in connection with the Combination have not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any securities regulatory authority of any state of the United States or province or territory of Canada, nor has the SEC or any securities regulatory authority of any state of the United States or province or territory of Canada passed on the merits or fairness of the proposed Combination or the adequacy or accuracy of this Joint Circular or approved or disapproved of the securities offered by and on behalf of Detour. Any representation to the contrary is a criminal offense.

INFORMATION PROVIDED BY DETOUR AND PDX

The information concerning PDX contained in this Joint Circular, including the appendices attached hereto and the information incorporated by reference herein, has been provided by PDX. The Detour Board has relied upon this information without having made any independent inquiry as to the accuracy thereof. Detour assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of PDX to disclose facts or events which may affect the accuracy of any such information.

The information concerning Detour contained in this Joint Circular, including the appendices attached hereto and the information incorporated by reference herein, has been provided by Detour. The PDX Board has relied upon this information without having made any independent inquiry as to the accuracy thereof. PDX assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of Detour to disclose facts or events which may affect the accuracy of any such information.

NOTICE TO UNITED STATES SHAREHOLDERS OF PDX

This solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, such solicitation is made in the United States with respect to securities of Canadian foreign private issuers in accordance with Canadian corporate and securities laws. This Joint Circular has been prepared in accordance with disclosure requirements applicable in Canada. Shareholders of Detour and PDX in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

This offer of Detour Shares to be issued in the Combination is made for the securities of a Canadian corporation. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. The historical financial information for Detour and PDX incorporated by reference in this Joint Circular is presented in Canadian dollars and has been prepared in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles in certain material respects and may not be comparable to the financial statements of United States corporations.

PDX Shareholders should be aware that the exchange of PDX Shares for Detour Shares pursuant to the Combination as described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States are not described herein. PDX Shareholders are urged to consult their own tax advisors regarding the specific tax consequences to them of the Combination, including the applicability and effect of U.S. Federal, state, local and foreign income and other tax laws in their particular circumstances.

It may be difficult for you to enforce your rights and any claim you may have arising under United States securities laws, since Detour and PDX are located in a foreign country and some or all of their respective officers and directors may be residents of a foreign country. You may not be able to sue a foreign corporation or its officers or directors in a foreign court for violations of the United States securities laws. It may be difficult to compel a foreign corporation and its affiliates to subject themselves to the judgment of a United States court.

DOCUMENTS INCORPORATED BY REFERENCE

Detour

The following publicly filed documents of Detour are incorporated by reference in, and form part of, this Joint Circular:

1.	Detour’s annual information form dated March 20, 2008;

2.	Detour’s audited financial statements as at and for the years ended December 31, 2007 and 2006, together with the auditors’ report thereon and management’s discussion and analysis filed in connection with those audited financial statements;

3.	Detour’s unaudited interim financial statements as at and for the three and nine months ended September 30, 2008 and 2007, together with management’s discussion and analysis filed in connection with those unaudited interim financial statements;

4.	Detour’s management information circular dated April 24, 2008;

5.	Detour’s material change reports filed on February 6, 2008 and February 25, 2008 in respect of the bought deal private placement of 4,000,000 special warrants of Detour;

6.	Detour’s material change report filed on April 17, 2008 in respect of the agreement with Goldcorp Canada Ltd. to exercise Detour’s option for a 100% interest in the Detour Lake mine property;

7.	Detour’s material change report filed on July 9, 2008 in respect of the updated mineral resource estimate for the Detour Lake project;

8.	Detour’s material change report filed on November 6, 2008 in respect of Detour’s exercised option for a 100% interest in the Detour Lake mine property; and

9.	Detour’s material change report filed on February 2, 2009 in respect of this proposed merger.

Any document of the type referred to in the preceding paragraph, including any material change reports (excluding confidential reports), any unaudited interim financial statements for interim periods following September 30, 2008

(together with any management’s discussion and analysis filed in connection therewith) and any management information circulars (including any amendments or supplements to this Joint Circular), and any business acquisition report, in each case filed by Detour with a provincial securities commission or any similar authority in Canada after the date of this Joint Circular and prior to the Effective Date, will be deemed to be incorporated by reference into this Joint Circular. Copies of these documents and all the other public filings of Detour may be obtained at www.sedar.com or upon request and without charge from the Director of Investor Relations of Detour at 200 Bay Street, Suite 2040, Royal Bank Plaza, North Tower, Toronto, Ontario, M5J 2J1, facsimile (416) 304-0184.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Joint Circular to the extent that a statement contained herein, or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Circular.

PDX

The following publicly filed documents of PDX (which include documents publicly filed by PDX’s predecessor, Pelangio Mines Inc.) are incorporated by reference in, and form part of, this Joint Circular:

1.	PDX’s annual information form dated March 27, 2008 (other than the information described under the heading, “Description of the Business — Mineral Properties — Obuasi Property”);

2.	PDX’s audited consolidated financial statements as at and for the years ended December 31, 2007 and 2006, together with the auditors’ report thereon and management’s discussion and analysis (other than the information described under the headings, “Property Description and Plans — Obuasi Property, Ghana” and “Property Description and Plans — Exploration Activities — Obuasi Property”) filed in connection with those audited consolidated financial statements;

3.	PDX’s unaudited interim financial statements, as restated, as at and for the three and nine months ended September 30, 2008 and 2007, together with PDX’s amended and restated management’s discussion and analysis (other than the information described under the headings, “Property Description and Plans — Obuasi Property, Ghana” and “Property Description and Plans — Exploration Activities — Obuasi Property”) filed in connection with those unaudited interim financial statements;

4.	The information described under the heading, “Matters to be Acted upon at the Meeting: The Arrangement” (excluding the information described under the heading, “Certain Canadian Federal Income Tax Considerations”) in PDX’s management information circular dated March 19, 2008 in respect of the special meeting of PDX Shareholders to consider PDX’s spin-out of certain assets of PDX into a separate corporation;

5.	PDX’s management information circular dated May 26, 2008 in respect of the annual general meeting of PDX Shareholders;

6.	PDX’s material change report filed on January 25, 2008 in respect of the updated mineral resource estimate for the Detour Lake project;

7.	PDX’s material change report filed on January 29, 2008 in respect of the intention to spin-out certain assets of PDX into a separate corporation;

8.	PDX’s material change report filed on April 1, 2008 in respect of the intention to complete the Arrangement;

9.	PDX’s material change report filed on May 6, 2008 in respect of shareholder approval of the Arrangement;

10.	PDX’s material change report filed on May 29, 2008 in respect of the closing of a private placement offering of 10% promissory notes for gross proceeds of $3,000,000 through Bolder Investment Partners, Ltd.;

11.	PDX’s material change report filed on July 10, 2008 in respect of Detour’s release of an updated mineral resource estimate for the Detour Lake project;

12.	PDX’s material change report filed on September 2, 2008 in respect of an update on the Arrangement and scheduling of a hearing for the final order related to the Arrangement;

13.	PDX’s material change report filed on September 2, 2008 in respect of an update on the completion of the Arrangement;

14.	PDX’s material change report filed on September 10, 2008 in respect of the completion of the Arrangement; and

15.	PDX’s material change report filed on February 2, 2009 in respect of this proposed merger.

Any document of the type referred to in the preceding paragraph, including any material change reports (excluding confidential reports), any unaudited interim financial statements for interim periods following September 30, 2008 (together with any management’s discussion and analysis filed in connection therewith) and any management information circulars (including any amendments or supplements to this Joint Circular), and any business acquisition report, in each case filed by PDX with a provincial securities commission or any similar authority in Canada after the date of this Joint Circular and prior to the Effective Date, will be deemed to be incorporated by reference into this Joint Circular. Copies of these documents and all the other public filings of PDX may be obtained at www.sedar.com or upon request and without charge from the Corporate Secretary of PDX at 440 Harrop Drive, 2nd Floor, Milton, Ontario, L9T 3H2, facsimile (905) 875-3829.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Joint Circular to the extent that a statement contained herein, or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Circular.

QUESTIONS AND FURTHER ASSISTANCE

If you have any questions or require more information with regard to the procedures for voting or completing your transmittal documentation, please contact Kingsdale Shareholder Services Inc., the joint proxy solicitation agent of Detour and PDX, at:

North American Toll-Free Number: 1-866-581-1571
Outside North America, Banks and Brokers Call Collect: 416-867-2272

v

APPENDICES

APPENDIX “A”	—	DETOUR COMBINATION RESOLUTION
APPENDIX “B”	—	PDX COMBINATION RESOLUTION
APPENDIX “C”	—	COMBINATION AGREEMENT
APPENDIX “D”	—	BMO FAIRNESS OPINION
APPENDIX “E”	—	SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

GLOSSARY OF TERMS

Unless otherwise defined or the context otherwise requires, capitalized terms used in this Joint Circular shall have the following meanings. Words importing the singular number only include the plural and vice versa and words importing any gender include all genders.

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended from time to time.

“Acquisition Proposal” has the meaning provided in this Joint Circular under the heading “The Combination — The Combination Agreement — Covenants of PDX and Detour Regarding Non-Solicitation”.

“Affiliate” has the meaning ascribed to it under the CBCA.

“Amalco” means the corporation continuing under the laws of Alberta as a result of the Amalgamation.

“Amalgamation” means the amalgamation of Detour Subco with PDX under Section 181 of the ABCA pursuant to the Amalgamation Agreement.

“Amalgamation Agreement” means the amalgamation agreement dated January 24, 2009 among Detour, PDX and Detour Subco, a copy of which is attached as Schedule A to the Combination Agreement attached as Appendix “C” to this Joint Circular.

“Arm’s Length” has the meaning that it has for purposes of the Tax Act.

“Arrangement” means the plan of arrangement involving Pelangio Mines Inc. and Pelangio Exploration pursuant to which, among other things, Pelangio Mines Inc. (i) transferred its assets, other than 19 million Detour Shares and $500,000, to Pelangio Exploration and (ii) changed its name to “PDX Resources Inc.”

“BMO Capital Markets” means BMO Nesbitt Burns Inc., financial advisor to Detour.

“BMO Fairness Opinion” means the written opinion of BMO Capital Markets dated as of January 23, 2009 and addressed to the Detour Board, a copy of which is attached as Appendix “D” to this Joint Circular.

“Business Day” means any day on which commercial deposit taking banks are generally open for business in Toronto, Ontario and Edmonton, Alberta other than a Saturday, a Sunday or a day observed as a holiday in either of such locations under applicable Laws.

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended from time to time.

“Certificate of Amalgamation” means the certificate of amalgamation issued by the Registrar under the ABCA in connection with the Amalgamation pursuant to the ABCA.

“Combination” means the transactions contemplated by, or otherwise relating to, the Combination Agreement, including: (i) the Amalgamation; (ii) the issuance to each PDX Shareholder (other than a Dissenting Shareholder) of 0.2571 of a Detour Share in exchange for each PDX Share held by such PDX Shareholder; and (iii) the assumption by Detour of the PDX Options and the conversion of the PDX Options into Converted Options at the Effective Time.

“Combination Agreement” means the combination agreement dated January 24, 2009 between Detour and PDX, a copy of which is attached as Appendix “C” to this Joint Circular.

“Computershare” means Computershare Investor Services Inc.

“Confidentiality Agreement” means the confidentiality agreement dated January 16, 2009 between Detour and PDX.

“Converted Options” has the meaning provided in this Joint Circular under the heading “The Combination — Treatment of Outstanding PDX Options”.

“CRA” means the Canada Revenue Agency.

“Depositary” means Computershare.

“Detour” means Detour Gold Corporation, a Canadian corporation.

“Detour Board” means the board of directors of Detour.

“Detour Combination Resolution” means the resolution of the Detour Shareholders to approve the Amalgamation, the Combination Agreement and the transactions contemplated thereby, a copy of which is attached as Appendix “A” to this Joint Circular.

“Detour Meeting” means the special meeting of Detour Shareholders, to be held at 10:00 a.m. (Eastern Time) on March 26, 2009.

“Detour Minority Shareholders” means Detour Shareholders whose votes may be counted for purposes of obtaining minority approval of the Detour Combination Resolution in accordance with Section 8.1 of MI 61-101.

“Detour Option” means an option to purchase Detour Shares issued under the Detour Option Plan.

“Detour Option Plan” means the incentive stock option plan of Detour as amended and restated November 13, 2007.

“Detour Shareholder” means a holder of Detour Shares.

“Detour Shares” means the common shares in the capital of Detour.

“Detour Subco” means 1448055 Alberta Ltd., an Alberta corporation and a wholly-owned subsidiary of Detour.

“Detour Subco Shares” means the common shares in the capital of Detour Subco.

“Dissenting Shareholder” means a PDX Shareholder who, in connection with the PDX Combination Resolution, has validly exercised the right to dissent pursuant to section 191 of the ABCA in strict compliance with the provisions thereof and thereby becomes entitled to receive the fair value of his or her PDX Shares in cash determined as of the close of business on the day before the adoption of the PDX Combination Resolution and has not withdrawn or been deemed to have withdrawn such exercise of dissent rights, but only in respect of PDX Shares in respect of which dissent rights are validly exercised by such holder.

“Effective Date” means the date shown on the Certificate of Amalgamation to be issued under the ABCA giving effect to the Amalgamation.

“Effective Time” means 12:01 a.m. (Edmonton time) on the Effective Date or such other time as PDX and Detour may agree to in writing by amending the Amalgamation Agreement.

“Exchange Ratio” means 0.2571 Detour Shares for each PDX Share, subject to any adjustment thereto pursuant to Section 2.13 of the Combination Agreement.

“Governmental Entity” (collectively, the “Governmental Entities”) means any: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) subdivision, agent, commission, board or authority of any of the foregoing; or (iii) quasi-governmental, private or self-regulatory body or organization or stock exchange exercising or purporting to exercise any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Intermediary” means, with respect to a Non-Registered Detour Shareholder or a Non-Registered PDX Shareholder, an intermediary such as a broker, investment dealer, bank, trust company, trustee or administrator that holds Detour Shares on behalf of such Non-Registered Detour Shareholder or holds PDX Shares on behalf of such Non-Registered PDX Shareholder, respectively.

“Joint Circular” means this joint management information circular of Detour and PDX.

“Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings, awards or other requirements of any Governmental Entity, and the terms and conditions of any permit.

“Letter of Transmittal” means the letter of transmittal delivered to the PDX Shareholders which, when duly completed and forwarded to the Depositary with the certificate representing PDX Shares will enable PDX Shareholders to exchange their PDX Shares for Detour Shares upon completion of the Amalgamation.

“Material Adverse Effect” has the meaning ascribed thereto in the Combination Agreement.

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions.

“Non-Registered Detour Shareholder” means a person who beneficially owns Detour Shares through an Intermediary.

“Non-Registered PDX Shareholder” means a person who beneficially owns PDX Shares through an Intermediary.

“Notice of Dissent” means a written objection to the PDX Combination Resolution, as the case may be, sent by a registered PDX Shareholder who wishes to invoke the provisions of section 191 of the ABCA.

“PDX” means PDX Resources Inc., an Alberta corporation.

“PDX Board” means the board of directors of PDX.

“PDX Combination Resolution” means the special resolution of the PDX Shareholders approving the Combination Agreement and the transactions contemplated thereby, the Amalgamation and the Amalgamation Agreement in the form of Appendix “B” to this Joint Circular.

“PDX Meeting” means the special meeting of PDX Shareholders, to be held at 10:00 a.m. (Eastern Time) on March 26, 2009.

“PDX Option Plan” means the incentive stock option plan of PDX as amended and restated as of May 8, 2007 and amended as of February 9, 2009 (such amendment to be effective at the Effective Time as described in this Joint Circular).

“PDX Options” means the outstanding options to purchase PDX Shares issued under the PDX Option Plan.

“PDX Shareholder” means a holder of PDX Shares.

“PDX Shares” means the common shares in the capital of PDX.

“Pelangio Exploration” means Pelangio Exploration Inc., an Alberta corporation.

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

“Plans” means trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans and registered disability savings plans and tax-free savings accounts within the meaning of the Tax Act.

“RBC Capital Markets” means RBC Dominion Securities Inc., a member company of RBC Capital Markets, financial advisor to PDX.

“SEC” means the United States Securities and Exchange Commission.

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

“Securities Act” means the Securities Act (Ontario), R.S.O. 1990, c.S.5, as may be amended from time to time.

“Share Pledge Agreement” means the share pledge agreement dated January 28, 2009 between Detour and PDX.

“Tax Act” means the Income Tax Act (Canada) and the regulations thereto, as amended from time to time.

“Tax Indemnity Agreement” means the tax indemnity agreement dated January 24, 2009 between Detour, Pelangio Exploration and PDX.

“Termination Payment” has the meaning provided in this Joint Circular under the heading “The Combination — The Combination Agreement — Termination Payment”.

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Joint Circular includes and incorporates statements that are prospective in nature that constitute “forward-looking information” within the meaning of applicable Canadian securities laws. All statements, other than statements of historical fact, included in this document that address activities, events or developments that Detour or PDX expect or anticipate will or may occur in the future are forward-looking statements. When used in this document, words such as “plans”, “intends”, “outlook”, “expects”, “anticipates”, “estimates”, “believes”, “should” and similar expressions are intended to identify statements containing forward-looking information.

Forward-looking information is based on current expectations and assumptions and is influenced by Detour’s and PDX’s historical experience, perception of trends and current business conditions, expected future developments and other factors which Detour and PDX consider appropriate. Forward-looking information involves known and unknown risks and uncertainties and other factors which may cause or contribute to actual results of Detour and PDX that are materially different from any future results, performance or achievements expressed or implied by such forward-looking information, including, but not limited to, risks and uncertainties related to the proposed Combination, the uncertainties involved in interpreting geological data and other risks involved in the gold exploration and development industry as well as those risk factors listed in Detour’s and PDX’s public filings with Canadian securities regulators filed on SEDAR. For a further description of these and other factors that could cause actual results to differ materially from the forward-looking information included in or incorporated by reference into this Joint Circular, see the risk factors discussed under “Risk Factors” in this Joint Circular as well as those risks and uncertainties discussed in Detour’s Annual Information Form, Item 4.4 — “Description of Business — Risk Factors”, Detour’s management’s discussion and analysis for the interim period ended September 30, 2008 under the heading “Risk Factors”, PDX’s Annual Information Form, under the heading “Risk Factors” and the risk factors described in PDX’s amended and restated management’s discussion and analysis for the interim period ended September 30, 2008, each of which are filed on SEDAR. These factors should not be considered as exhaustive. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate at the time of preparation, may prove to be incorrect. Forward-looking information contained in this Joint Circular is based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following assumptions: that certain benefits will be realized from the proposed Combination; Detour’s exploration and development activities on the Detour Lake property will proceed in accordance with Detour’s current timetables; and Detour’s resource estimates, geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral resources) and operational and price assumptions on which the resource estimates are based, are accurate.

Readers are cautioned that the actual results achieved will vary from the information provided herein and that such variations may be material. Consequently, there are no representations by Detour or PDX that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, statements containing forward-looking information that are included in this Joint Circular or incorporated by reference, as applicable, in this Joint Circular are made as of the date on which such statements are made, and each of Detour and PDX undertakes no obligation, except as required by applicable securities legislation, to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information included and incorporated by reference herein is expressly qualified by this cautionary statement.

SUMMARY

The following is a summary of certain information contained in this Joint Circular and may not contain all of the information that is important to Detour Shareholders and PDX Shareholders. The summary is not intended to be complete and is qualified in its entirety by the more detailed information incorporated by reference in this Joint Circular, which are important and should be reviewed carefully. Detour Shareholders and PDX Shareholders should carefully read the entire document and the other documents incorporated by reference herein for a more complete understanding of the Combination. Unless otherwise indicated, dollar amounts are expressed in Canadian dollars.

The Meetings

Date, Time and Place of the Meetings

Detour

The Detour Meeting will be held at 10:00 a.m. (Eastern Time) on March 26, 2009 at The National Club, Tudor Room, 3rd Floor, 303 Bay Street, Toronto, Ontario, Canada.

PDX

The PDX Meeting will be held at 10:00 a.m. (Eastern Time) on March 26, 2009 at The Toronto Board of Trade, Ridout Room, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, Canada.

Purpose of the Meetings

Detour

The purpose of the Detour Meeting is to consider and, if deemed advisable, to pass the Detour Combination Resolution and transact such other business as may properly come before the Detour Meeting or any postponement or adjournment thereof.

PDX

The purpose of the PDX Meeting is to consider and, if deemed advisable, to pass the PDX Combination Resolution and transact such other business as may properly come before the PDX Meeting or any postponement or adjournment thereof.

Shareholder Votes Required

Detour

Approval of the Detour Combination Resolution requires the affirmative vote of (i) a majority of the total votes cast by Detour Shareholders present (in person or by proxy) and entitled to vote at the Detour Meeting and (ii) a majority of the votes cast by the Detour Minority Shareholders present (in person or by proxy) and entitled to vote at the Detour Meeting. PDX holds approximately 42.2% of the outstanding Detour Shares and has agreed in the Combination Agreement to vote these Detour Shares in favour of the Detour Combination Resolution; however, these votes will be excluded from determining whether the required approval of the Detour Minority Shareholders is obtained. See “Voting Information and General Proxy Matters for Detour Shareholders — Quorum and Votes Required”.

PDX

Approval of the PDX Combination Resolution requires the affirmative vote of at least 66 2/3% of the total votes cast by the PDX Shareholders present (in person or by proxy) and entitled to vote at the PDX Meeting. See “Voting Information and General Proxy Matters for PDX Shareholders — Quorum and Votes Required”.

Who Can Vote at the Meetings

Detour

Only Detour Shareholders of record at the close of business on February 19, 2009 are entitled to notice of and to vote at the Detour Meeting and any adjournment or postponement thereof. At the close of business on February 19, 2009, there were 44,980,700 issued and outstanding Detour Shares. Each Detour Share entitles the holder thereof to one vote on each matter presented at the Detour Meeting. See “Voting Information and General Proxy Matters for Detour Shareholders”.

PDX

PDX Shareholders of record at the close of business on February 19, 2009 are entitled to receive notice of and to vote at the PDX Meeting and any adjournment or postponement thereof. Where a person has transferred any of his or her PDX Shares after February 19, 2009, the transferee of PDX Shares after such date is entitled to vote such PDX Shares at the PDX Meeting and at any adjournment thereof if he or she produces properly endorsed share certificates or otherwise establishes that he or she owns the PDX Shares and if he or she requests, no later than ten days before the PDX Meeting, that his or her name be included on the list of PDX Shareholders entitled to vote at the PDX Meeting. At the close of business on February 19, 2009, 73,899,870 PDX Shares were issued and outstanding. Each PDX Share entitles the holder thereof to one vote on each matter presented at the PDX Meeting. See “Voting Information and General Proxy Matters for PDX Shareholders”.

Dissent Rights of PDX Shareholders

Under section 191 of the ABCA, registered holders of PDX Shares have the right to dissent in respect of the PDX Combination Resolution and, if the Amalgamation becomes effective, to be paid the fair value of their PDX Shares in accordance with section 191 of the ABCA. This right of dissent is described in this Joint Circular under the heading “Voting Information and General Proxy Matters for PDX Shareholders — Dissenting Shareholder Rights of PDX Shareholders”. Failure by a PDX Shareholder who wishes to dissent to strictly comply with the dissent procedures under the ABCA may result in the loss or unavailability of any right of dissent. Beneficial owners of PDX Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they are not entitled to exercise rights of dissent directly. A beneficial owner of PDX Shares that wishes to exercise the right to dissent should immediately contact the Intermediary with whom he or she deals in respect of these PDX Shares.

Interests of Certain Persons in the Combination

PDX

PDX is a “related party” of Detour and the Combination will be a “related party transaction” for Detour for purposes of MI 61-101. The Combination is a “downstream transaction” (as defined in MI 61-101) for PDX. As a result, the requirements of MI 61-101 do not apply to PDX for purposes of the Combination.

Detour Directors and Officers

Certain directors and senior officers of Detour have interests in the Combination that are different than the interests of Detour Shareholders generally. These interests relate primarily to the continued or new appointment of certain Detour directors to the Detour Board and to certain committees of the Detour Board following completion of the Combination and the treatment of Detour Options held by certain directors resigning from the Detour Board at the Effective Time.

PDX Directors and Officers

Certain directors and senior officers of PDX have interests in the Combination that are different than the interests of PDX Shareholders generally. These interests relate primarily to certain benefits which may be triggered under the employment agreements of the senior officers of PDX in certain circumstances following a change of control (as defined therein), the treatment of PDX Options held by the directors and senior officers of PDX and to the continued or new appointment of certain PDX directors as directors on the Detour Board (including the appointment of Peter Crossgrove, a current director of PDX, as Non-Executive Co-Chairman and Lead Director) and to certain committees of the Detour Board following completion of the Combination.

For details in respect of the above-referenced interests, see “The Combination — Interests of Certain Persons in the Combination”.

The Combination

Overview of the Combination

On January 24, 2009, PDX and Detour entered into the Combination Agreement providing for the combination of the two companies to be effected principally by way of an amalgamation of PDX with Detour Subco, a wholly-owned, newly-formed subsidiary of Detour. If all required approvals are received and the Combination is completed, among other things:

•	each PDX Shareholder (other than Dissenting Shareholders) will receive 0.2571 of a Detour Share for each PDX Share held by such PDX Shareholder at the Effective Time, subject to rounding for any fractional Detour Shares that would otherwise be issued, and all PDX Shareholders will cease to be shareholders of PDX (see “The Combination — The Amalgamation”);

•	the size of the Detour Board will be increased from eight to nine directors, three new independent directors will be appointed to the Detour Board and certain other governance arrangements will be implemented (see “Information Concerning Detour Post-Combination — Governance”); and

•	outstanding PDX Options at the Effective Time will be converted into options for Detour Shares at the Exchange Ratio and on the other terms provided for in the Combination Agreement (see “The Combination — Treatment of Outstanding PDX Options”).

It is anticipated that the Amalgamation will be effected as soon as reasonably practicable after receipt of the required approvals of the Combination from the Detour Shareholders and the PDX Shareholders.

Parties to the Combination

Detour

Detour’s principal business is the acquisition, exploration and development of mineral properties. Detour’s main focus is the further exploration and future development of the Detour Lake property located mainly in north-eastern Ontario approximately eight kilometres west of the Ontario-Québec border and 140 kilometres northeast of Cochrane, Ontario. The Detour Lake project is the site of the Detour Lake gold deposit. The Detour Shares are listed on the TSX under the symbol “DGC”.

Detour Subco

Detour Subco was incorporated under the ABCA on January 19, 2009 for the purpose of implementing the Amalgamation. To date, Detour Subco has not carried on any business other than in connection with the Amalgamation. Detour Subco is a wholly-owned subsidiary of Detour and its registered office address is 3000, 237–4 Avenue SW, Calgary, Alberta, Canada, T2P 4X7. At the Effective Time, Detour Subco will be amalgamated with PDX and the continuing corporation will be named “PDX Resources Inc.”

PDX

PDX’s principal asset is its 19 million Detour Shares (representing an approximately 42.2% equity interest in Detour). The PDX Shares are currently listed on the TSX under the symbol “PLG”. Detour intends to cause the PDX Shares to be de-listed from the TSX immediately following the Effective Date. In addition, Detour intends to cause PDX to terminate its status as a reporting issuer under Canadian securities laws and to cease to be required to file continuous disclosure documents with Canadian securities administrators.

Detour Following the Combination

Pursuant to the Amalgamation, Amalco, as successor to PDX, will become a wholly-owned subsidiary of Detour. Promptly following the Amalgamation, Detour intends to wind-up Amalco and cause the 19 million Detour Shares held by Amalco (which are currently held by PDX) to be cancelled. Accordingly, aside from any issuances of Detour Shares pursuant to PDX Options (exercised prior to the Effective Time) and/or Converted Options (exercised following the Effective Time), the proposed transaction will not affect the outstanding share capital of Detour. Persons that are PDX Shareholders immediately prior to the Effective Time will, in the aggregate, own approximately 42.2% of all issued and outstanding Detour Shares (assuming no exercises of outstanding PDX Options or Detour Options between the date hereof and the Effective Time). This is equivalent to the voting and beneficial interest in Detour currently held by PDX. Persons that are Detour Shareholders immediately prior to the Effective Time will continue to hold their existing Detour Shares and their voting and beneficial interest in Detour will remain substantially the same.

Following the Combination, Gerald Panneton will continue to serve as the President and Chief Executive Officer of Detour, Paul Martin will continue to serve as the Chief Financial Officer of Detour and the other senior offices of Detour will continue to be held by the individuals currently holding such offices. Michael Kenyon, a current director of Detour, will assume the role of Executive Chairman. At the Effective Time, the size of the Detour Board will be increased from eight to nine directors and three new independent directors will be appointed to the Detour Board: Peter Crossgrove, in the role of Non-Executive Co-Chairman and Lead Director, André Gaumond and Jonathan Rubenstein. To accommodate these additions to the Detour Board, two current directors of Detour will resign immediately prior to the Effective Time.

Certain other changes to Detour’s governance arrangements will be instituted at the Effective Time. See “Information Concerning Detour Post-Combination — Governance” for further details on the proposed governance arrangements.

Aside from the 19 million Detour Shares that it owns, PDX has no material assets and PDX’s business is limited to its investment in those Detour Shares. Further, the employment of all current officers and employees of PDX will be terminated as of the Effective Time. As a result, other than the proposed governance arrangements, Detour does not anticipate that consummating the Combination will have a significant effect on its ongoing business. As noted elsewhere in this Joint Circular, Detour will incur certain costs and assume certain liabilities in connection with the proposed transaction.

Benefits of the Combination

The Detour Board and the PDX Board believe that the Combination will offer a number of benefits to the shareholders of both Detour and PDX, including the following:

Simplified Ownership Structure, Greater Liquidity and Broader Base of Investors.  For Detour’s capital structure, the Combination has an effect equivalent to shifting the ownership of the 19 million Detour Shares currently held by PDX to PDX’s Shareholders. This will simplify Detour’s share ownership structure and create a larger public float of Detour Shares. This simplified ownership structure should allow the Detour Board to more easily implement value adding transactions for Detour Shareholders in the future. The larger public float should facilitate a broader base of institutional investors in Detour and greater liquidity for Detour Shareholders.

Eliminate Overhang of Significant Ownership Block.  The Combination may also eliminate or reduce the perceived discount associated with the Detour Shares attributable to the significant ownership block of Detour Shares held by PDX.

Strong Governance.  Upon completion of the merger, three new independent directors will be appointed to the Detour Board: Peter Crossgrove, in the role of Non-Executive Co-Chairman and Lead Director, André Gaumond and Jonathan Rubenstein. These new directors bring with them over 80 years of collective experience in the mining industry. In addition, Michael Kenyon, a current director of Detour, will assume the role of Executive Chairman. Gerald Panneton will continue to serve as President and Chief Executive Officer.

In addition, the Board of Directors of PDX believes that the Combination is the most effective method of eliminating the continuing significant discount in the trading price of the PDX Shares relative to the trading price of the Detour Shares held by PDX.

Recommendations of the Detour Board and PDX Board

Detour

The Detour Board, having received the recommendation of the Detour Committee (as defined herein), having consulted its financial and legal advisors and having considered, among other things, the benefits of the Combination referred to above and the BMO Fairness Opinion, unanimously determined (with the directors of Detour who are also directors or officers of PDX not participating in such determination) that the Combination is in the best interests of Detour.

Each of Detour’s directors and officers has advised Detour that he or she will vote any Detour Shares he or she holds in favour of the Detour Combination Resolution. The directors and officers of Detour own, in the aggregate, approximately 2.5% of the issued and outstanding Detour Shares.

The Detour Board unanimously recommends (with the directors of Detour who are also directors or officers of PDX not participating) that the Detour Shareholders vote “FOR” the Detour Combination Resolution. Each of Ingrid Hibbard and Philip Olson has disclosed their respective interests in the Combination by virtue of being a director, and, in the case of Ms. Hibbard, an officer, of both PDX and Pelangio Exploration. In addition, Ms. Hibbard disclosed that she has a material interest in each of PDX and Pelangio Exploration by virtue of her shareholdings in these two companies. As a result of these interests, each of Ms. Hibbard and Mr. Olson chose not to attend and participate in the meeting of the Detour Board at which the Combination Agreement, the Amalgamation Agreement and other matters related to the Combination were approved. For details as to the interests of these individuals and the interests of certain other directors and certain senior officers of Detour in the Combination, see “The Combination — Interests of Certain Persons in the Combination”. For further details in respect of the Detour Board recommendation, see “The Combination — Recommendation of the Detour Board”.

PDX

The PDX Board, having received the recommendation of the PDX Committee (as defined herein), having consulted its financial and legal advisors and having considered, among other things, the benefits of the Combination referred to above, unanimously determined (with the directors of PDX who are also directors of Detour abstaining) that the Combination is in the best interests of PDX and is fair to the PDX Shareholders.

Each of PDX’s directors and officers has advised PDX that he or she will vote any PDX Shares he or she holds in favour of the PDX Combination Resolution. The directors and officers of PDX own, in the aggregate, approximately 5.8% of the issued and outstanding PDX Shares.

The PDX Board unanimously recommends (with the directors of PDX who are also directors of Detour abstaining) that the PDX Shareholders vote “FOR” the PDX Combination Resolution. Each of Ms. Hibbard and Mr. Olson has disclosed their respective interests in the Combination by virtue of being a director of Detour. As a result of this interest, each of Ms. Hibbard and Mr. Olson abstained from voting at the meeting of the PDX Board at which the Combination Agreement, the Amalgamation Agreement and other matters related to the Combination were approved. For further details in respect of the PDX Board recommendation, see “The Combination — Recommendation of the PDX Board”.

Opinion of the Financial Advisor to Detour

On January 23, 2009, BMO Nesbitt Burns Inc. (“BMO Capital Markets”), financial advisor to Detour, delivered its opinion (the “BMO Fairness Opinion”) to the Detour Board (at first orally and then subsequently confirmed in writing). The BMO Fairness Opinion states that, in the opinion of BMO Capital Markets, as of January 23, 2009 and based upon and subject to the scope of the review, analysis undertaken, and the various assumptions, limitations and qualifications set forth therein, the consideration to be received by PDX Shareholders pursuant to the Amalgamation is fair, from a financial point of view, to the Detour Shareholders (other than PDX or its affiliates or associates or parties acting jointly or in concert with PDX in connection with the Combination).

The full text of the BMO Fairness Opinion is attached as Appendix “D” and forms part of this Joint Circular. The BMO Fairness Opinion should be read in its entirety. The BMO Fairness Opinion does not constitute a recommendation to any Detour Shareholder as to how such Detour Shareholder should vote on the Detour Combination Resolution or how to act with respect to any matters relating to the Combination.

For further details regarding the BMO Fairness Opinion, in addition to reviewing the full text of the opinion attached as Appendix “D”, see “The Combination — Opinion of the Financial Advisor to Detour”.

Required Approvals and Other Conditions to Completion

Approval of both the Detour Shareholders and the PDX Shareholders is required to consummate the Combination. As the Combination will be a “related party transaction” for Detour within the meaning of MI 61-101, in addition to obtaining the approval of a majority of the votes cast by Detour Shareholders, the Detour Combination Resolution must be approved by a majority of the votes cast by the Detour Minority Shareholders present (in person or by proxy) and entitled to vote at the Detour Meeting. See “The Detour Special Meeting — Quorum and Votes Required” and “The PDX Special Meeting — Quorum and Votes Required”.

The Combination is also subject to the approval of the TSX for the listing of the Detour Shares to be issued to PDX Shareholders pursuant to the Amalgamation and the Detour Shares to be reserved for issuance in respect of the Converted Options. The TSX has conditionally approved the listing of these Detour Shares, subject to Detour satisfying customary listing requirements of the TSX.

The obligations of Detour and PDX to complete the Combination are also subject to the satisfaction or waiver, where permissible, of a number of other conditions set forth in the Combination Agreement. See “The Combination — The Combination Agreement — Conditions to Closing”.

Procedures for Exchange by PDX Shareholders

Detour will deposit with the Depositary certificates representing the number of Detour Shares required to be issued to the PDX Shareholders in connection with the Amalgamation. Following the Effective Time, upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding PDX Shares, together with the Letter of Transmittal enclosed with this Joint Circular and which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as the

Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder, a certificate representing that number of Detour Shares that such holder has the right to receive pursuant to the Amalgamation Agreement and the surrendered certificate will be cancelled. If the Amalgamation is not effected, all certificates representing PDX Shares transmitted with a related Letter of Transmittal will be returned by certified mail to PDX Shareholders. See “The Combination — Procedures for Exchange by PDX Shareholders”.

Risk Factors

There are certain risks that should be considered by Detour Shareholders and PDX Shareholders in evaluating whether to vote in favour of the Combination. Some of these risks relate directly to the Combination while others relate to the business of each of Detour and PDX. See “Risk Factors”.

The Combination Agreement

The Combination Agreement may be terminated prior to the Effective Time in certain circumstances. Upon the termination of the Combination Agreement, depending on the termination event, Detour or PDX, as the case may be, may be required to pay the other party a termination fee of $3.14 million or an expense reimbursement of $500,000 for out-of pocket costs and expenses, or there may be no fee payable by either party.

PDX and Detour have each agreed that they will not solicit or encourage any competing acquisition proposals. However, in certain circumstances, the PDX Board or Detour Board, as the case may be, may enter into discussions and negotiations with, and provide information to, any party making an acquisition proposal. Detour has the right to match any superior proposal made to PDX.

The Combination Agreement also provides for other covenants and certain representations and warranties of Detour and PDX. For additional information as to the above and the other terms and conditions of the Combination Agreement, see “The Combination — The Combination Agreement”.

Canadian Federal Income Tax Considerations for PDX Shareholders

Certain Canadian federal income tax considerations for PDX Shareholders are described under “Canadian Federal Income Tax Considerations for PDX Shareholders”. PDX Shareholders should consult their own financial and tax advisors with respect to their particular circumstances.

VOTING INFORMATION AND GENERAL PROXY MATTERS FOR DETOUR SHAREHOLDERS

Solicitation of Proxies

This Joint Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Detour for use at the Detour Meeting and any adjournment(s) or postponement(s) thereof. No Person has been authorized to give any information or to make any representation in connection with the Combination or any other matters to be considered at the Detour Meeting other than those contained in this Joint Circular and, if given or made, any such information or representation must not be relied on as having been authorized. All costs associated with the solicitation of proxies by or on behalf of management of Detour will be borne by Detour.

In connection with the solicitation of proxies, Detour and PDX have retained Kingsdale Shareholder Services Inc. to solicit proxies from Detour Shareholders and PDX Shareholders, respectively, at an agreed cost of $155,000. Pursuant to the Combination Agreement, Detour has agreed to pay for the costs for this solicitation. Interested Detour Shareholders in North America may contact Kingsdale Shareholder Services Inc. at 1-866-581-1571.

Appointment and Revocation of Proxies

Accompanying this Joint Circular is a form of proxy for use at the Detour Meeting. If you are unable to attend the Detour Meeting in person, please exercise your right to vote by completing the enclosed form of proxy and returning it to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, by facsimile at (416) 263-9524 or 1-866-249-7775, or by telephone at 1-866-732-8683 or (312) 588-4290 or internet at www.investorvote.com. A form of proxy must be received by Computershare at or prior to 10:00 a.m. (Eastern Time) on March 24, 2009, or, if the Detour Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Detour Meeting, or any further adjournment or postponement thereof. Failure to so deposit a form of proxy shall result in its invalidation. Late proxies may be accepted or rejected by the chairman of the Detour Meeting at his discretion, and the chairman is under no obligation to accept or reject any particular late proxy.

The Persons named in the enclosed form of proxy are directors or officers of Detour. A Detour Shareholder wishing to appoint a Person (who need not be a Detour Shareholder) to represent such Detour Shareholder at the Detour Meeting other than the Persons designated in the accompanying form of proxy may do so either by inserting such Person’s name in the blank space provided in the appropriate form of proxy or by completing another form of proxy and in either case sending or delivering the properly completed and signed form of proxy to Computershare prior to 10:00 a.m. (Eastern Time) on March 24, 2009, or, if the Detour Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Detour Meeting, or any further adjournment or postponement thereof in accordance with the delivery procedures noted above.

A Detour Shareholder who has given a form of proxy may revoke it prior to a vote being cast pursuant to its authority by an instrument in writing executed by such Detour Shareholder or by his or her attorney duly authorized in writing or, if the Detour Shareholder is a corporation, by an officer or attorney thereof duly authorized and deposited either at the registered office of Detour (as set forth in this Joint Circular) or at the above-mentioned office of Computershare on or before the last Business Day preceding the day of the Detour Meeting, or any adjournment(s) or postponement(s) thereof, or with the chairman of the Detour Meeting on the day of the Detour Meeting, or any adjournment(s) or postponement(s) thereof.

The Detour Board has fixed the record date for the Detour Meeting as the close of business on February 19, 2009. Detour Shareholders of record as at the record date are entitled to receive notice of, to attend and to vote at the Detour Meeting, or any adjournment(s) or postponement(s) thereof.

Signature of Proxy

The form of proxy must be executed by the Detour Shareholder or his or her attorney authorized in writing, or if the Detour Shareholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a Person acting as attorney or in some other representative capacity should reflect such Person’s capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Detour).

Exercise of Discretion of Proxy

On any ballot that may be called for at the Detour Meeting, the Persons named in the accompanying form of proxy will vote (or withhold from voting) the Detour Shares in respect of which they are appointed in accordance with the direction of the Detour Shareholder appointing them and, if the Detour Shareholder specifies a choice with respect to any matter to be acted upon which the holders of such shares are entitled to vote, the Detour Shares will be voted accordingly. In the absence of such direction, such Detour Shares will be voted FOR the approval of the Detour Combination Resolution. The accompanying form of proxy confers discretionary authority upon the Persons named therein with respect to amendments to or variations of the matters identified in the notice of meeting and with respect to other matters that may properly be brought before the Detour Meeting. As at the date of this Joint Circular, management of Detour knows of no such amendments, variations or other matters to be brought before the Detour Meeting.

Voting Detour Shares

General

As at the date hereof, 44,980,700 Detour Shares were issued and outstanding. Each Detour Share entitles the holder thereof to one vote on all matters to be acted upon at the Detour Meeting. The record date for the determination of Detour Shareholders entitled to receive notice of and to vote at the Detour Meeting has been fixed at February 19, 2009. In accordance with the provisions of the CBCA, Detour will prepare a list of holders of Detour Shares as of such record date. Each holder of Detour Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Detour Meeting. All such holders of Detour Shares of record are entitled either to attend and vote thereat in person the respective Detour Shares held by them or, provided a completed and executed proxy shall have been delivered to the registered office of Detour or Computershare within the time specified in the attached notice of meeting, to attend and vote thereat by proxy the respective Detour Shares held by them.

Advice to Non-Registered Detour Shareholders

Only registered Detour Shareholders or the Persons they appoint as their proxies are permitted to vote at the Detour Meeting. Most Detour Shareholders are Non-Registered Detour Shareholders because the Detour Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust corporation through which they purchased the shares. Detour Shares beneficially owned by a Non-Registered Detour Shareholder are registered either: (i) in the name of an Intermediary that the Non-Registered Detour Shareholder deals with in respect of the Detour Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. (“CDS”)) of which the Intermediary is a participant. In accordance with applicable securities law requirements, Detour will have distributed copies of the notice of meeting, this Joint Circular, the form of proxy and the supplemental mailing list return card (collectively, the “Detour Meeting Materials”) to the clearing agencies and intermediaries for distribution to Non-Registered Detour Shareholders.

Intermediaries are required to forward the Detour Meeting Materials to Non-Registered Detour Shareholders unless a Non-Registered Detour Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Detour Meeting Materials to Non-Registered Detour Shareholders. Generally, Non-Registered Detour Shareholders who have not waived the right to receive Detour Meeting Materials will either:

(a)	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Detour Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Non-Registered Detour Shareholders should follow carefully the instructions provided in the voting instruction form by using one of the described methods provided to vote their Detour Shares; or

(b)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Detour Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Detour Shareholder when submitting the proxy. In this case, the Non-Registered Detour Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Detour, c/o Computershare

Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, facsimile number: (416) 263-9524 or 1-866-249-7775.

In either case, the purpose of these procedures is to permit Non-Registered Detour Shareholders to direct the voting of the Detour Shares they beneficially own. Should a Non-Registered Detour Shareholder who receives one of the above forms wish to vote at the Detour Meeting in person (or have another Person attend and vote on behalf of the Non-Registered Detour Shareholder), the Non-Registered Detour Shareholder should, in the case of a form of proxy, strike out the Persons named in the form of proxy and insert the Non-Registered Detour Shareholder or such other Person’s name in the blank space provided, or in the case of a voting instruction form, follow the instructions provided by his or her Intermediary or its service company, as the case may be. In either case, a Non-Registered Detour Shareholder should carefully follow the instructions of his or her Intermediary or its service company, as the case may be, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Detour Shareholder who wishes to revoke a waiver of the right to receive Detour Meeting Materials and to vote his or her Detour Shares, change his or her vote or revoke a voting instruction form must, in sufficient time in advance of the Detour Meeting, provide written notice to his or her Intermediary or its service company, as the case may be, and follow the instructions provided by such Intermediary or service company.

Principal Holders

As of the date hereof, there are 44,980,700 issued and outstanding Detour Shares. To the knowledge of the directors and executive officers of Detour, based on the most recent publicly available information, as of the date hereof the only Persons that beneficially own, directly or indirectly, or control or direct voting securities of Detour carrying more than 10% of the voting rights attached to the voting securities of Detour are as follows:

	Number of	Percentage of Issued and
Name	Detour Shares	Outstanding Detour Shares

PDX	19,000,000	42.2%
Passport Management, LLC	6,135,000	13.6%

Interests of Certain Persons in the Combination

Certain directors and senior officers of Detour have interests in the Combination that are different from the interests of Detour Shareholders generally. These interests relate primarily to the continued or new appointment of certain Detour directors on the Detour Board and certain committees following completion of the Combination and the treatment of Detour Options held by certain directors resigning from the Detour Board at the Effective Time. For details in respect of these interests, see “The Combination — Interests of Certain Persons in the Combination — Detour Directors and Officers”.

Directors and senior officers of Detour who were employed with Detour as of February 19, 2009, as a group beneficially owned, directly or indirectly, or exercised control or direction over approximately 1,103,521 Detour Shares as at the date hereof, representing approximately 2.5% of the issued and outstanding Detour Shares. In addition, the directors and senior officers of Detour hold Detour Options exercisable for 2,135,000 Detour Shares in the aggregate. Each of these directors and officers has advised Detour that he or she currently intends to vote all of the Detour Shares beneficially owned, whether directly or indirectly, by him or her in favour of the Detour Combination Resolution.

Matters to Be Considered

At the Detour Meeting, Detour Shareholders will be asked to consider and, if deemed advisable, to approve the matters identified in the Detour Combination Resolution. See Appendix “A” for the full text of the Detour Combination Resolution.

Quorum and Votes Required

The presence of two Persons entitled to vote at the Detour Meeting, either as shareholders or proxyholders, will constitute a quorum for the Detour Meeting.

Approval of the Detour Combination Resolution requires the affirmative vote of a majority of the total votes cast by Detour Shareholders present (in person or by proxy) and entitled to vote at the Detour Meeting. PDX holds approximately 42.2% of the outstanding Detour Shares and has agreed in the Combination Agreement to vote these Detour Shares in favour of the Detour Combination Resolution. Pursuant to MI 61-101, the Detour Combination Resolution must also be passed by the affirmative vote of not less than a majority of the votes cast by the Detour Minority Shareholders present (in person or represented by proxy) and entitled to vote at the Detour Meeting. To the knowledge of Detour and PDX and their respective directors and senior officers, after reasonably inquiry, the following Persons will not constitute Detour Minority Shareholders and, accordingly, the votes attached to the Detour Shares beneficially owned, or over which control or direction is exercised, by such Persons will be excluded for purposes of determining if the required minority approval of the Detour Combination Resolution is obtained:

	Detour Shares
	Beneficially Owned or	Percentage of Issued
	Over Which Control Is	and Outstanding Detour
Person	Exercised	Shares(2)

PDX	19,000,000	42.2%
Ingrid Hibbard	1,000 (1)	<0.1%
Philip Olson	— (1)	—%
Pelangio Exploration	300,000	0.7%

(1)	Information is presented as of February 19, 2009. This number does not include Detour Shares that may be purchased by these individuals under (i) Detour Options that remain unexercised as of such date and (ii) Converted Options following the Effective Time. As of February 19, 2009, Ms. Hibbard and Mr. Olson had Detour Options exercisable for 150,000 and 90,000 Detour Shares, respectively, of which 75,000 and 15,000 were vested or would be vested within 60 days of such date.

(2)	Based on the issued and outstanding Detour Shares as of February 19, 2009.

The Detour Board (with the directors of Detour who are also directors or officers of PDX not participating in the determination or recommendation) has determined that the Combination is in the best interests of Detour and unanimously recommends that Detour Shareholders vote “FOR” the approval of the Detour Combination Resolution. Each of Ms. Hibbard and Mr. Olson has disclosed their respective interests in the Combination by virtue of being a director, and, in the case of Ms. Hibbard, an officer, of both PDX and Pelangio Exploration. In addition, Ms. Hibbard disclosed that she has a material interest in each of PDX and Pelangio Exploration by virtue of her shareholdings in these two companies. As a result of these interests, each of Ms. Hibbard and Mr. Olson chose not to attend and participate in the meeting of the Detour Board at which the Combination Agreement, the Amalgamation Agreement and other matters related to the Combination were approved. For details as to the interests of these individuals and the interests certain other directors and certain executive officers of Detour have in the Combination, see “The Combination — Interests of Certain Persons in the Combination”.

PROXIES RECEIVED PURSUANT TO THIS SOLICITATION WILL BE VOTED “FOR” THE DETOUR COMBINATION RESOLUTION, UNLESS THE DETOUR SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER DETOUR SHARES ARE TO BE VOTED AGAINST SAID RESOLUTION.

VOTING INFORMATION AND GENERAL PROXY MATTERS FOR PDX SHAREHOLDERS

Solicitation of Proxies

This Joint Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of PDX for use at the PDX Meeting and any adjournment(s) or postponement(s) thereof. No Person has been authorized to give any information or to make any representation in connection with the Combination or any other matters to be considered at the PDX Meeting other than those contained in this Joint Circular and, if given or made, any such information or representation must not be relied on as having been authorized.

In connection with the solicitation of proxies, Detour and PDX have retained Kingsdale Shareholder Services Inc. to solicit proxies from Detour Shareholders and PDX Shareholders, respectively, at an agreed cost of $155,000, subject to the completion of the Combination. Pursuant to the Combination Agreement, Detour has agreed to pay for PDX’s costs for this solicitation. Interested PDX Shareholders in North America may contact Kingsdale Shareholder Services Inc. at 1-866-581-1571.

Appointment and Revocation of Proxies

Accompanying this Joint Circular is a form of proxy for use at the PDX Meeting. If you are unable to attend the PDX Meeting in person, please exercise your right to vote by completing the enclosed form of proxy and returning it to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, by facsimile at (416) 263-9524 or 1-866-249-7775, or by telephone at 1-866-732-8683 or (312) 588-4290 or internet at www.investorvote.com. A form of proxy must be received by Computershare at or prior to 10:00 a.m. (Eastern Time) on March 24, 2009, or, if the PDX Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed PDX Meeting, or any further adjournment or postponement thereof. Failure to so deposit a form of proxy shall result in its invalidation. Late proxies may be accepted or rejected by the chairman of the PDX Meeting at his discretion, and the chairman is under no obligation to accept or reject any particular late proxy.

The Persons named in the enclosed form of proxy are directors or officers of PDX. A PDX Shareholder wishing to appoint a Person (who need not be a PDX Shareholder) to represent such PDX Shareholder at the PDX Meeting other than the Persons designated in the accompanying form of proxy may do so either by inserting such Person’s name in the blank space provided in the appropriate form of proxy or by completing another form of proxy and in either case sending or delivering the properly completed and signed form of proxy to Computershare prior to 10:00 a.m. (Eastern Time) on March 24, 2009, or, if the PDX Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed PDX Meeting, or any further adjournment or postponement thereof, in accordance with the delivery procedures noted above.

A PDX Shareholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such PDX Shareholder or by his or her attorney duly authorized in writing or, if the PDX Shareholder is a corporation, by an officer or attorney thereof duly authorized and deposited either at the above-mentioned office of Computershare on or before the last Business Day preceding the day of the PDX Meeting, or any adjournment(s) or postponement(s) thereof, or with the chairman of the PDX Meeting on the day of the PDX Meeting, or any adjournment(s) or postponement(s) thereof.

Signature of Proxy

The form of proxy must be executed by the PDX Shareholder or his or her attorney authorized in writing, or if the PDX Shareholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a Person acting as attorney or in some other representative capacity should reflect such Person’s capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with PDX).

Exercise of Discretion of Proxy

On any ballot that may be called for at the PDX Meeting, the Persons named in the accompanying form of proxy will vote (or withhold from voting) the PDX Shares in respect of which they are appointed in accordance with the direction of the PDX Shareholder appointing them and, if the PDX Shareholder specifies a choice with respect to any matter to be acted upon which the holders of such shares are entitled to vote, the PDX Shares will be voted accordingly. In the absence of such direction, such PDX Shares will be voted FOR the approval of the PDX Combination Resolution. The accompanying form of proxy confers discretionary authority upon the Persons named therein with respect to amendments to or variations of the matters identified in the notice of meeting and with respect to other matters that may properly be brought before the PDX Meeting. As at the date of this Joint Circular, management of PDX knows of no such amendments, variations or other matters to be brought before the PDX Meeting.

Voting PDX Shares

General

As at the date hereof, 73,899,870 PDX Shares were issued and outstanding. Each PDX Share entitles the registered holder thereof to one vote on all matters to be acted upon at the PDX Meeting. The record date for the determination of PDX Shareholders entitled to receive notice of the PDX Meeting has been fixed at February 19, 2009. In accordance with the provisions of the ABCA, PDX will prepare a list of registered holders of PDX Shares as of such record date. Each registered holder of PDX Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the PDX Meeting. All such registered holders of PDX Shares of record are entitled either to attend and vote thereat in person the respective PDX Shares held by them or, provided a completed and executed proxy shall have been delivered to the registered office of PDX or Computershare within the time specified in the attached notice of meeting, to attend and vote thereat by proxy the respective PDX Shares held by them. Where a person has transferred any of his or her PDX Shares after February 19, 2009, the transferee of PDX Shares after such date is entitled to vote such PDX Shares at the PDX Meeting and at any adjournment thereof if he or she produces properly endorsed share certificates or otherwise establishes that he or she owns the PDX Shares and if he or she requests, no later than ten days before the PDX Meeting, that his or her name be included on the list of PDX Shareholders entitled to vote at the PDX Meeting.

Advice to Non-Registered PDX Shareholders

Only registered PDX Shareholders or the Persons they appoint as their proxies are permitted to vote at the PDX Meeting. Most PDX Shareholders are Non-Registered PDX Shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust corporation through which they purchased the shares. PDX Shares beneficially owned by a Non-Registered PDX Shareholder are registered either: (i) in the name of an Intermediary that the Non-Registered PDX Shareholder deals with in respect of the PDX Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant. In accordance with applicable securities law requirements, PDX will have distributed copies of the notice of meeting, this Joint Circular, the form of proxy and the supplemental mailing list return card (collectively, the “PDX Meeting Materials”) to the clearing agencies and intermediaries for distribution to Non-Registered PDX Shareholders.

Intermediaries are required to forward the PDX Meeting Materials to Non-Registered PDX Shareholders unless a Non-Registered PDX Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the PDX Meeting Materials to Non-Registered PDX Shareholders. Generally, Non-Registered PDX Shareholders who have not waived the right to receive PDX Meeting Materials will either:

(a)	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Non-Registered PDX Shareholders should follow carefully the instructions provided in the voting instruction form by using one of the described methods provided to vote their PDX Shares; or

(b)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered PDX Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered PDX

Shareholder when submitting the proxy. In this case, the Non-Registered PDX Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with PDX, c/o Computershare Investor Services, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, facsimile number: (416) 263-9524 or 1-866-249-7775.

In either case, the purpose of these procedures is to permit Non-Registered PDX Shareholders to direct the voting of the PDX Shares they beneficially own. Should a Non-Registered PDX Shareholder who receives one of the above forms wish to vote at the PDX Meeting in person (or have another Person attend and vote on behalf of the Non-Registered PDX Shareholder), the Non-Registered PDX Shareholder should, in the case of a form of proxy, strike out the Persons named in the form of proxy and insert the Non-Registered PDX Shareholder or such other Person’s name in the blank space provided, or in the case of a voting instruction form, follow the instructions provided by his or her Intermediary or its service company, as the case may be. In either case, a Non-Registered PDX Shareholder should carefully follow the instructions of his or her Intermediary or its service company, as the case may be, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered PDX Shareholder who wishes to revoke a waiver of the right to receive PDX Meeting Materials and to vote his or her PDX Shares, change his or her vote or revoke a voting instruction form must, in sufficient time in advance of the PDX Meeting, provide written notice to his or her Intermediary or its service company, as the case may be, and follow the instructions provided by such Intermediary or service company.

Principal Holders

As of the date hereof there are 73,899,870 issued and outstanding PDX Shares. To the knowledge of the directors and executive officers of PDX, based on the most recent publicly available information, as of the date hereof the only Persons that beneficially own, directly or indirectly, or control or direct voting securities of PDX carrying more than 10% of the voting rights attached to the voting securities of PDX are as follows:

		Percentage of
	Number of	Issued and
Name	PDX Shares	Outstanding PDX Shares

High River Gold Mines Ltd.	12,015,000	16.3%

Interests of Certain Persons in the Combination

Certain directors and senior officers of PDX have interests in the Combination that are different from the interests of PDX Shareholders generally. These interests relate primarily to certain benefits which may be triggered under the employment agreements of the executive officers of PDX in certain circumstances following a change of control (as defined therein), the treatment of PDX Options held by the directors and senior officers of PDX and the continued or new appointment of certain PDX directors as directors on the Detour Board and certain committees following completion of the Combination. For details in respect of these interests, see “The Combination — Interests of Certain Persons in the Combination — PDX Directors and Officers”.

Directors and senior officers of PDX who were employed with PDX as of February 19, 2009, as a group beneficially owned, directly or indirectly, or exercised control or direction over approximately 4,246,081 PDX Shares as at the date hereof, representing approximately 5.8% of the issued and outstanding PDX Shares. In addition, the directors and senior officers of PDX own PDX Options exercisable for 1,790,000 PDX Shares in the aggregate. Each of these directors and officers has advised PDX that he or she currently intends to vote all of the PDX Shares beneficially owned, whether directly or indirectly, by him or her in favour of the PDX Combination Resolution. See “Certain Information Concerning the Parties to the Combination — Information Concerning PDX”.

Matters to Be Considered

At the PDX Meeting, PDX Shareholders will be asked to consider and, if deemed advisable, to pass a special resolution approving the Amalgamation, the Amalgamation Agreement and the Combination Agreement, pursuant to which PDX will amalgamate with Detour Subco, the PDX Shares (other than those held by Dissenting Shareholders) will be cancelled and each holder thereof (other than Detour) will receive in exchange Detour Shares. See Appendix “B” for the full text of the PDX Combination Resolution.

Quorum and Votes Required

The presence of one Person entitled to vote at the PDX Meeting, either as shareholder or proxyholder, and holding or representing more than 5% of the PDX Shares will constitute a quorum for the PDX Meeting.

Approval of the PDX Combination Resolution requires the affirmative vote of at least 66 2/3% of the total votes cast by the PDX Shareholders present (in person or by proxy) and entitled to vote at the PDX Meeting.

The PDX Board has determined that the Combination is in the best interests of PDX and unanimously recommends (with the directors of PDX who are also directors of Detour abstaining) that PDX Shareholders vote “FOR” the approval of the PDX Combination Resolution. Each of Ms. Hibbard and Mr. Olson has disclosed their respective interests in the Combination by virtue of being a director of Detour. As a result of this interest, each of Ms. Hibbard and Mr. Olson abstained from voting at the meeting of the PDX Board at which the Combination Agreement, the Amalgamation Agreement and other matters related to the Combination were approved. For details as to the interests of these individuals and the interests certain other directors and certain executive officers of PDX have in the Combination, see “The Combination — Interests of Certain Persons in the Combination”.

PROXIES RECEIVED PURSUANT TO THIS SOLICITATION WILL BE VOTED “FOR” THE PDX COMBINATION RESOLUTION, UNLESS THE PDX SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER PDX SHARES ARE TO BE VOTED AGAINST SAID RESOLUTION.

Dissenting Shareholder Rights of PDX Shareholders

Under section 191 of the ABCA, a registered PDX Shareholder may dissent in respect of the PDX Combination Resolution. If the Amalgamation is completed, Dissenting Shareholders who strictly comply with the procedures set out in the ABCA will be entitled to be paid the fair value of their PDX Shares in connection with which their right to dissent was exercised.

The following is a summary of the procedure set out in section 191 of the ABCA to be followed by a PDX Shareholder who intends to dissent from the PDX Combination Resolution and who wishes to require PDX to acquire his or her PDX Shares and pay him or her the fair value thereof determined as of the close of business on the last Business Day before the day on which the PDX Combination Resolution is adopted.

Section 191 of the ABCA provides that a shareholder may only exercise the right to dissent with respect to all the shares of a class held by him or her or on behalf of any one beneficial owner and registered in the shareholder’s name. One consequence of this provision is that a PDX Shareholder may only exercise the right to dissent under section 191 of the ABCA in respect of PDX Shares which are registered in that PDX Shareholder’s name. In many cases, PDX Shares beneficially owned by a Non-Registered PDX Shareholder are registered either: (i) in the name of an Intermediary that the Non-Registered PDX Shareholder deals with in respect of the PDX Shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRFs, RESPs and similar plans, and their nominees); or (ii) in the name of a clearing agency (such as CDS) of which the Intermediary is a participant. Accordingly, a Non-Registered PDX Shareholder will not be entitled to exercise the right to dissent under section 191 of the ABCA directly (unless the PDX Shares are re-registered in the Non-Registered PDX Shareholder’s name). A Non-Registered PDX Shareholder who wishes to exercise the right to dissent should immediately contact the Intermediary with whom the Non-Registered PDX Shareholder deals in respect of the PDX Shares and either: (i) instruct the Intermediary to exercise the right to dissent on the Non-Registered PDX Shareholder’s behalf (which, if the PDX Shares are registered in the name of CDS or other clearing agency, would require that the PDX Shares first be re-registered in the name of the Intermediary); or (ii) instruct the Intermediary to re-register the PDX Shares in the name of the Non-Registered PDX Shareholder, in which case the Non-Registered PDX Shareholder would have to exercise the right to dissent directly.

A registered PDX Shareholder who wishes to invoke the provisions of section 191 of the ABCA must send to PDX, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, facsimile number (416) 263-9524 or 1-866-249-7755, a Notice of Dissent. The Notice of Dissent must be sent at or before the PDX Meeting at which the PDX Combination Resolution is to be voted on. The sending of a Notice of Dissent does not deprive a registered PDX Shareholder of his or her right to vote on the PDX Combination Resolution, but a vote either in person or by proxy against the PDX Combination Resolution does not constitute a Notice of Dissent.

Once the PDX Combination Resolution is adopted by the PDX Shareholders, either PDX or a Dissenting Shareholder may make an application to the Court of Queen’s Bench of Alberta (the “Court”), by way of an originating notice, to fix the fair value of the PDX Shares held by the Dissenting Shareholder. The fair value of the PDX Shares is to be determined as of the close of business on the last Business Day before the date on which the PDX Combination Resolution is adopted. A Dissenting Shareholder who makes an application is not required to give security for costs of such an application and will not, except in special circumstances, be required to pay the costs of the application or appraisal.

Unless the Court otherwise orders, once an application is made, PDX must send a written offer to pay the Dissenting Shareholder an amount considered by the PDX Board to be the fair value of the PDX Shares (the “Offer to Pay”), accompanied by a statement showing how the fair value was determined. The Offer to Pay must be sent to every Dissenting Shareholder: (i) at least ten days before the date on which the application is returnable, if PDX is the applicant; or (ii) within ten days after PDX is served with a copy of the originating notice, if a Dissenting Shareholder is the applicant. Every Offer to Pay made to Dissenting Shareholders for PDX Shares must be made on the same terms and is to contain or be accompanied by a statement showing how the fair value was determined.

A Dissenting Shareholder will cease to have any rights as a PDX Shareholder other than the right to be paid the fair value for his or her PDX Shares upon the occurrence of the earliest of: (i) the approval of the PDX Combination Resolution; (ii) the making of an agreement between PDX and the Dissenting Shareholder as to the payment to be made by PDX for the Dissenting Shareholder’s PDX Shares; or (iii) the Court makes an order fixing the fair value of the PDX Shares. Until one of these three events occurs, the Dissenting Shareholder may withdraw the Notice of Dissent or PDX may rescind the PDX Combination Resolution, and, in either event, the dissent and appraisal proceedings in respect of such Dissenting Shareholder will be discontinued.

The final order of the Court will fix the fair value of the shares of all Dissenting Shareholders who are parties to the application, give judgment in that amount against PDX and in favour of each of those Dissenting Shareholders, and fix the time within which PDX must pay that amount to each of those Dissenting Shareholders. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder, from the date the shareholder ceased to have any rights by reason of their dissent, until the date of payment.

Dissenting Shareholders will not have any right other than those granted under the ABCA to have their PDX Shares appraised or to receive the fair value thereof.

The above is only a summary and is expressly subject to the dissenting shareholder provisions of section 191 of the ABCA, the full text of which is reproduced in its entirety in Appendix “E” to this Joint Circular. PDX is not required to notify, and PDX will not notify, PDX Shareholders of the time periods within which action must be taken in order for a PDX Shareholder to perfect the PDX Shareholder’s dissent rights. It is recommended that any PDX Shareholder wishing to exercise a right to dissent should seek legal advice, as failure to comply strictly with the provisions of the ABCA may result in the loss or unavailability of the right to dissent.

THE COMBINATION

Overview of the Combination

On January 24, 2009, PDX and Detour entered into the Combination Agreement providing for, among other things, the merger of the two companies by way of an amalgamation of PDX with Detour Subco, a wholly-owned subsidiary of Detour. If all required approvals are received and the Combination is completed:

•	each PDX Shareholder (other than Dissenting Shareholders) will receive 0.2571 of a Detour Share for each PDX Share held by such PDX Shareholder at the Effective Time, subject to rounding for fractional Detour Shares (see “The Combination — The Amalgamation”);

•	the size of the Detour Board will be increased to nine directors, three new independent directors will be appointed to the Detour Board and certain other governance arrangements will be implemented at Detour (see “Information Concerning Detour Post-Combination — Governance”); and

•	outstanding PDX Options at the Effective Time will be converted into options for Detour Shares at the Exchange Ratio and on the other terms provided for in the Combination Agreement (see “The Combination — Treatment of Outstanding PDX Options”).

It is anticipated that the Amalgamation will be effected as soon as reasonably practicable after receipt of the required approvals of the Combination from the Detour Shareholders and the PDX Shareholders.

Amalco, the company resulting from the Amalgamation, will be a wholly-owned subsidiary of Detour. Promptly after the Amalgamation, Detour intends to wind-up Amalco pursuant to section 211(2.1) of the ABCA. On the winding-up, Detour will assume the liabilities of Amalco and Amalco will distribute to Detour the 19 million Detour Shares currently owned by PDX (and which will, following the Amalgamation, be owned by Amalco), and those Detour Shares will be cancelled. Accordingly, aside from any issuances of Detour Shares pursuant to PDX Options (exercised prior to the Effective Time) and/or Converted Options (exercised following the Effective Time), the Combination will not affect the outstanding share capital of Detour. Persons that are PDX Shareholders immediately prior to the Effective Time will, in the aggregate, own approximately 42.2% of all issued and outstanding Detour Shares (assuming no exercises of outstanding PDX Options or Detour Options between the date hereof and the Effective Time). This is equivalent to the voting and beneficial interest in Detour currently held by PDX. Persons that are Detour Shareholders immediately prior to the Effective Time will continue to hold their existing Detour Shares and their voting and beneficial interest in Detour will remain substantially the same.

Following the Combination, Gerald Panneton will continue to serve as the President and Chief Executive Officer of Detour, Paul Martin will continue to serve as the Chief Financial Officer of Detour and the other senior offices of Detour will continue to be held by the individuals currently holding such positions. Michael Kenyon, a current director of Detour, will assume the role of Executive Chairman. At the Effective Time, three new independent directors will be appointed to the Detour Board: Peter Crossgrove, in the role of Non-Executive Co-Chairman and Lead Director, André Gaumond and Jonathan Rubenstein. To accommodate these new additions, two current directors of Detour will resign immediately prior to the Effective Time. Certain other changes to Detour’s governance arrangements will be instituted at the Effective Time. See “Information Concerning Detour Post-Combination — Governance” for further details on the proposed governance arrangements.

Aside from the 19 million Detour Shares that it owns, PDX has no material assets and PDX’s business is limited to its investment in those Detour Shares. Further, the employment of all current officers and employees of PDX will be terminated as of the Effective Time. As a result, other than the proposed governance arrangements, Detour does not anticipate that consummating the Combination will have a significant effect on its ongoing business. As noted elsewhere in this Joint Circular, Detour will incur certain costs and assume certain liabilities in connection with the proposed Combination.

Background

On January 31, 2007, PDX (then called Pelangio Mines) completed the sale of the Detour Lake property to Detour in exchange for 20 million Detour Shares and $5 million in cash. Concurrently with the closing of its purchase of the Detour Lake property, Detour completed an initial public offering of 10 million Detour Shares.

During the course of 2007, Gerald Panneton, President and Chief Executive Officer of Detour, met periodically with Ingrid Hibbard, President and Chief Executive Officer of PDX, to discuss ongoing exploration at the Detour Lake property. At one such meeting, in mid-2007, Mr. Panneton and Ms. Hibbard briefly discussed the possibility of a merger of PDX and Detour, but were unable to agree upon an acceptable outline of the terms of such a transaction. The parties determined that a merger of PDX and Detour would not be pursued.

Independently, PDX undertook a spin-off of certain assets to a new public company in order to enhance shareholder value by reducing the discount afforded to the trading price of the PDX Shares relative to the market value of PDX’s net assets, in particular, the 20 million Detour Shares that it owned. The spin-off transaction was implemented on September 6, 2008, pursuant to which PDX retained 19 million Detour Shares and $500,000 while the early-stage exploration properties and other assets of PDX were spun-off to Pelangio Exploration.

In mid-September of 2008, the PDX Board was made aware that certain of its shareholders were of the view that a merger of PDX and Detour would be in the best interests of the two companies. PDX discussed the shareholders’ perspectives with the shareholders directly. No discussions regarding a potential merger were entered into between Detour and PDX at that time. Meanwhile, North American and global capital markets suffered some of the largest losses in their histories in October 2008 and credit conditions continued to worsen. In light of the significant deterioration in market and credit conditions, the PDX Board believed that unless these conditions improved dramatically, PDX would be forced to liquidate a portion of its holding of Detour Shares to raise working capital on terms which were not financially favourable.

In that context, and on the advice of their respective financial advisors, in late October 2008 representatives of Detour and PDX commenced exploratory discussions regarding a potential merger of the two companies. As initial discussions between the representatives of PDX and Detour were positive, on October 29, 2008, the PDX Board appointed an ad hoc committee (the “PDX Committee”) comprising Peter Crossgrove, Carl Nurmi and Ms. Hibbard to conduct exploratory discussions with Detour. The Detour Board also determined that it was appropriate at this time to establish an ad hoc committee of directors (the “Detour Committee”) to pursue discussions with PDX regarding the terms of a potential merger and report on those discussions from time to time to the Detour Board. Michael Kenyon, Ronald Thiessen and Louis Dionne were appointed by the Detour Board to the Detour Committee. In the weeks following, through their respective committees and legal advisors, PDX and Detour discussed the material terms of a proposed merger including, among other things, the appropriate exchange ratio, the transaction structure and the governance of the combined entity.

While a number of significant issues remained unresolved, on December 10, 2008, through their respective legal advisors, Detour provided to PDX a draft of an agreement providing for the merger of the two companies. The PDX Committee and PDX’s legal advisors reviewed this draft agreement over the course of the following week.

In the days prior to December 17, 2008, the Detour Committee met on a number of occasions, together with Detour’s financial and legal advisors, to discuss the status of its negotiations with PDX. On December 17, 2008, the Detour Board met to receive an update from the Detour Committee as to these negotiations. The Detour Committee advised that no progress had been made in resolving various significant outstanding issues and that the Detour Committee believed there was little prospect of progress being made in the current circumstances. As a result, Detour resolved to cease discussions with PDX.

The PDX Board met by teleconference on December 18, 2008 and received an update on the status of negotiations from the PDX Committee. The PDX Committee advised the PDX Board that no progress had been made in resolving the significant issues between the parties that had been outstanding since early December and that the PDX Committee believed that there was little prospect of progress being made in the current circumstances. Having considered the update it had received from the PDX Committee, the PDX Board resolved to cease discussions with Detour. The PDX Board then asked its financial advisor, RBC Capital Markets, to undertake further analysis of Detour and provide a report to the PDX Committee regarding PDX’s strategic alternatives.

Following the holiday period, and upon receiving advice from RBC Capital Markets regarding PDX’s strategic alternatives, the PDX Committee determined to renew negotiations regarding a merger with Detour. On January 6, 2009, the Detour Committee met with their legal and financial advisors and certain members of Detour’s senior management team to discuss strategic options available to Detour. During that meeting, it was determined that it would be advisable to recommence negotiations with the PDX Committee if it was practicable to do so. In light of their respective determinations, representatives of the PDX Committee and the Detour Committee made contact on January 7, 2009 to discuss the possibility of renewing negotiations.

Subsequently, negotiations on the terms of a definitive agreement and other documents related to the proposed Combination commenced between members of the PDX Committee and the Detour Committee. The committees were also regularly apprised of the status of the negotiations between the parties’ respective legal advisors, and their members met both formally and informally to discuss the potential terms of the proposed Combination and, where appropriate, to get input from and update (i) their management, (ii) their legal and financial advisors and (iii) the other directors on their respective boards. During this time, management and the legal advisors of each of the parties also conducted a due diligence investigation of the other party, and PDX and Detour entered into a reciprocal confidentiality agreement on January 16, 2009 that permitted them access to certain confidential information that would be relevant to the proposed Combination.

On January 20, 2009, Detour formally engaged BMO Capital Markets to provide certain financial advice to it with respect to the proposed Combination and, as part of this mandate, to prepare and deliver to the Detour Board its opinion as to whether the consideration to be received by PDX Shareholders in the proposed Combination is fair, from a financial point of view, to the Detour Shareholders other than PDX. See “— Opinion of the Financial Advisor to Detour”.

On January 21, 2009, the PDX Committee and Detour Committee resolved a number of the outstanding significant issues via teleconference.

Following the teleconference, the Detour Board held a meeting to receive a report from the Detour Committee as to the status of negotiations. As certain material terms remained to be resolved by the parties, it was determined by the Detour Board that the meeting should be adjourned to January 23, 2009, in order to receive a further report as to the proposed terms of the Combination and, if at such time sufficient progress had been made in resolving the outstanding terms, to consider whether to approve the proposed merger. When this Detour Board meeting was reconvened on January 23, 2009, the Detour Board, after receiving the recommendation of the Detour Committee, having consulted with Detour’s management and its financial advisors and outside legal advisors and having considered the BMO Fairness Opinion, unanimously resolved (with two directors, Ms. Hibbard, who is a director and officer of PDX, and Mr. Olson, who is a director of PDX, not participating) to approve the Combination Agreement and certain other matters related to the Combination and to recommend to Detour Shareholders (other than PDX) that they vote in favour of the Combination, subject to finalization of the Combination Agreement and other documents relating to the Combination.

Similarly, following the January 21, 2009 teleconference, the PDX Board held a meeting to receive a report from the PDX Committee as to the status of negotiations. As certain material terms remained to be resolved by the parties, it was determined by the PDX Board that the meeting should be adjourned to January 23, 2009, in order to receive a further report as to the proposed terms of the Combination and, if at such time sufficient progress had been made in resolving the outstanding terms, to consider whether to approve the proposed merger. When this PDX Board meeting was reconvened on January 23, 2009 the PDX Board, after receiving the recommendation of the PDX Committee and after having consulted with RBC Capital Markets and PDX’s outside legal advisors, unanimously resolved (with directors of PDX who are also directors of Detour abstaining) to approve the Combination Agreement and the other matters related to the Combination and to recommend that PDX Shareholders vote in favour of the Combination, subject to finalization of the Combination Agreement and other documents relating to the Combination.

The parties’ legal advisors finalized the Combination Agreement and other documents related to the Combination during the evening of January 23, 2009 and the day of January 24, 2009 and on the evening of January 24, 2009 the Combination Agreement and other documents related to the Combination were executed. The Combination was announced prior to the opening of trading on the TSX on January 26, 2009.

Benefits of the Combination for Shareholders of Detour and PDX

The Detour Board and the PDX Board believe that the Combination will offer a number of benefits to the shareholders of both Detour and PDX, including the following:

Simplified Ownership Structure, Greater Liquidity and Broader Base of Investors.  For Detour’s capital structure, the Combination has the effect of shifting the ownership of the 19 million Detour Shares currently held by PDX to PDX’s Shareholders. This will simplify Detour’s share ownership structure and create a larger public float of Detour Shares. This simplified ownership structure should allow the Detour Board to more easily implement value adding transactions for Detour Shareholders in the future. The larger public float should facilitate a broader base of institutional investors in Detour and greater liquidity for Detour Shareholders.

Eliminate Overhang of Significant Ownership Block.  The Combination may also eliminate or reduce the perceived discount associated with the Detour Shares attributable to the significant ownership block of Detour Shares held by PDX.

Strong Governance.  Upon completion of the merger, three new independent directors will be appointed to the Detour Board: Peter Crossgrove, in the role of Non-Executive Co-Chairman and Lead Director, André Gaumond and

Jonathan Rubenstein. These new directors bring with them over 80 years of collective experience in the mining industry. In addition, Michael Kenyon, a current director of Detour, will assume the role of Executive Chairman. Gerald Panneton will continue to serve as President and Chief Executive Officer.

Opinion of the Financial Advisor to Detour

BMO Capital Markets was engaged as financial advisor to Detour regarding strategic matters on April 4, 2008. BMO Capital Markets was originally contacted by Detour regarding a specific business combination with PDX in November 2008. The Detour Board formally retained BMO Capital Markets in connection with the Combination pursuant to an engagement agreement dated as of January 20, 2009. In connection with this mandate, BMO Capital Markets prepared and delivered the BMO Fairness Opinion. The BMO Fairness Opinion states that, in the opinion of BMO Capital Markets, as of January 23, 2009, the consideration to be received by PDX Shareholders pursuant to the Amalgamation is fair, from a financial point of view, to the Detour Shareholders (other than PDX or its affiliates or associates or parties acting jointly or in concert with PDX in connection with the Combination).

The full text of the BMO Fairness Opinion describing the assumptions made, procedures followed, information reviewed, matters considered and limitations on the review undertaken by BMO Capital Markets is attached as Appendix “D” to this Joint Circular, and is incorporated in its entirety in this document. The BMO Fairness Opinion is subject to the assumptions, limitations and qualifications contained therein and should be read in its entirety.

The BMO Fairness Opinion addresses the fairness, from a financial point of view, of the consideration to be received by PDX Shareholders pursuant to the Amalgamation to the Detour Shareholders and does not address any other aspect of the Combination, including any tax consequences of the Combination to Detour or Detour Shareholders. The BMO Fairness Opinion was provided for the exclusive use of the Detour Board and may not be relied upon by any other Person. The BMO Fairness Opinion does not constitute a recommendation to any Detour Shareholder as to how such Detour Shareholder should vote on the Detour Combination Resolution or how to act with respect to any matters relating to the Combination. The terms of the transactions contemplated by the Combination Agreement, including the Exchange Ratio, were determined through negotiations between Detour and PDX and were not determined by BMO Capital Markets. The BMO Fairness Opinion does not address the relative merits of the Combination as compared to any other business strategies or transactions that might be available to Detour, or the underlying decision of the Detour Board to recommend or effect the Combination.

The BMO Fairness Opinion was rendered on the basis of the securities market, economic and general business and financial conditions prevailing as at January 23, 2009 and on the information relating to the subject matter thereof as represented to BMO Capital Markets. As set forth in the BMO Fairness Opinion, BMO Capital Markets has relied upon, and assumed the completeness, accuracy and fair representation of all financial information, business plans, forecasts and other information, data, advice, opinions and representations obtained by BMO Capital Markets from public sources or provided by or on behalf of Detour. BMO Capital Markets was not asked to prepare, and has not prepared, a formal valuation of Detour or any of its respective assets or securities.

The BMO Fairness Opinion and financial analysis of BMO Capital Markets were among the many factors taken into consideration by the Detour Board in its decision to recommend that the Detour Shareholders approve the Combination.

Detour paid BMO Capital Markets a fee to prepare and deliver the BMO Fairness Opinion to the Detour Board in connection with the Combination. Detour also agreed to reimburse BMO Capital Markets for its reasonable expenses and to indemnify BMO Capital Markets and its affiliates in respect of certain liabilities that may be incurred by them in connection with its provision of these financial advisory services (or contribute to payments that they may be required to make in respect thereof).

BMO Capital Markets may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Detour or any associates, affiliates and insiders of Detour (collectively, a “Detour Party”). BMO Capital Markets acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Detour Party and, from time to time, may have executed or may execute transactions on behalf of any Detour Party or other clients for which it may have received or may receive compensation. As an investment dealer, BMO Capital Markets conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Combination or Detour, or any other Detour Party. BMO Capital Markets or its controlling shareholder, Bank of Montreal, may, in the ordinary course of business, extend loans or provide other financial services to a Detour Party.

The Detour Board selected BMO Capital Markets as its financial advisor in connection with the Combination because it is an internationally recognized investment banking firm with substantial expertise in similar transactions in the resource sector and has familiarity with each of Detour and PDX. BMO Capital Markets has been a financial advisor in a significant number of transactions involving public and private companies and has extensive experience in preparing fairness opinions.

Recommendation of the Detour Board

As discussed above under “— Background”, on January 23, 2009, the Detour Board (with the directors of Detour who are also directors or officers of PDX not participating in the determination or approval) unanimously determined that the Combination is in the best interests of Detour and approved Detour entering into the Combination Agreement and the Amalgamation Agreement and certain other matters related to the Combination. In advance of the Detour Board meeting, each of Ms. Hibbard and Mr. Olson disclosed to the Detour Board their respective interests in the Combination by virtue of being a director, and, in the case of Ms. Hibbard, an officer, of both PDX and Pelangio Exploration. In addition, Ms. Hibbard disclosed that she has a material interest in each of PDX and Pelangio Exploration by virtue of her shareholdings in these two companies. As a result of these interests, each of Ms. Hibbard and Mr. Olson chose not to attend and participate in this meeting. For details as to the interests of these individuals and the interests that certain other directors and certain senior officers of Detour have in the Combination, see “The Combination — Interests of Certain Persons in the Combination — Detour Directors and Officers”. At this meeting, each of the participating directors advised Detour that he or she will vote any Detour Shares he or she holds in favour of the Detour Combination Resolution. Each of Ms. Hibbard and Mr. Olson subsequently advised Detour that he or she will vote any Detour Shares that he or she holds in favour of the Detour Combination Resolution. The votes attached to Ms. Hibbard’s and Mr. Olson’s Detour Shares will be excluded in determining whether the required approval of the Detour Combination Resolution by the Detour Minority Shareholders is obtained.

In reaching its decision to approve the Combination, the Detour Board considered the recommendation of the Detour Committee and consulted with the Detour Committee and Detour’s management and its financial and legal advisors. The determinations and recommendations of the Detour Board are based upon a number of factors including, among others:

Anticipated Benefits to Detour Shareholders.  The Detour Board believes that the Combination will offer a number of benefits to the Detour Shareholders, including those identified above under ‘‘—Benefits of the Combination for Shareholders of Detour and PDX”.

Costs and Other Liabilities to Be Assumed.  The Detour Board considered the transaction costs and the liabilities of PDX to be assumed by Detour in the Combination, as well as the results of its other due diligence in respect of PDX conducted by Detour’s management and its legal advisors.

BMO Fairness Opinion and Financial Analysis of BMO Capital Markets. The Detour Board considered BMO Capital Market’s financial analysis and the BMO Fairness Opinion (subject to the various assumptions, limitations and qualifications set forth therein) that, as of January 23, 2009, the consideration to be received by PDX Shareholders pursuant to the Amalgamation is fair, from a financial point of view, to the Detour Shareholders (other than PDX or its affiliates or associates or parties acting jointly or in concert with PDX in connection with the Combination).

Combination Agreement.  The terms and conditions of the Combination Agreement, including PDX’s representations, warranties and covenants, and the conditions to its obligations, are, in the judgment of Detour and its advisors, reasonable and were the product of extensive negotiations between Detour and its advisors and PDX and its advisors.

Approval of Detour Minority Shareholders.  The Detour Board considers that the required shareholder approval protects the rights of Detour Minority Shareholders as the Detour Combination Resolution requires the approval of a majority of the votes cast by the Minority Detour Shareholders in addition to the requirement that it be approved by a majority of the votes cast by the Detour Shareholders.

ACCORDINGLY, THE DETOUR BOARD UNANIMOUSLY RECOMMENDS (WITH THE DIRECTORS OF DETOUR WHO ARE ALSO DIRECTORS OR OFFICERS OF PDX NOT PARTICIPATING) THAT DETOUR SHAREHOLDERS VOTE “FOR” THE DETOUR COMBINATION RESOLUTION.

In considering the Combination, the Detour Board recognized that there are risks associated with the Combination, including that some of the potential benefits described above may not be realized and that there may be costs associated with realizing these benefits. Please see the risks set forth under “Risk Factors” and those incorporated by reference herein.

The above discussion of the information and factors considered by the Detour Board is not intended to be exhaustive but is believed by the Detour Board to include the material factors it considered in its assessment of the Combination. In view of the wide variety of factors considered by the Detour Board in connection with its assessment of the Combination, and the complexity of such matters, the Detour Board did not consider it practical, nor did it attempt, to quantify, rank or otherwise assign relative weights to the foregoing factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of the Detour Board may have given different weights to various factors and may have applied different analysis to each of the material factors considered by the Detour Board. The Detour Board recommended the Combination based upon the totality of the information presented to and considered by it.

Recommendation of the PDX Board

After careful consideration of a number of factors, including the recommendation of the PDX Committee, and consultation with RBC Capital Markets and PDX’s legal advisors, the PDX Board has unanimously determined (with the directors of PDX who are also directors of Detour abstaining) that the Combination is in the best interests of PDX and is fair to the PDX Shareholders, and has unanimously recommended (with the directors of PDX who are also directors of Detour abstaining) that PDX Shareholders vote in favour of the PDX Combination Resolution. Each of Ms. Hibbard and Mr. Olson disclosed to the PDX Board their respective interests in the Combination by virtue of being a director of Detour. As a result of this interest, each of Ms. Hibbard and Mr. Olson abstained from voting at this meeting. For details as to the interests of these individuals and the interests that certain other directors and certain executive officers of PDX have in the Combination, see “The Combination — Interests of Certain Persons in the Combination — PDX Directors and Officers”. The determinations and recommendations of the PDX Board are based upon a number of factors including, among others:

Anticipated Benefits to PDX Shareholders.  The PDX Board believes that the Combination will offer a number of benefits to the PDX Shareholders, including those identified above under “— Benefits of the Combination for Shareholders of Detour and PDX”.

Elimination of the Significant Discount on the PDX Shares.  The PDX Board believes that the Combination is the most effective method of eliminating the continuing significant discount in the trading price of the PDX Shares relative to the trading price of the Detour Shares held by PDX.

Attractive Exchange Ratio.  The Exchange Ratio of 0.2571 accorded a value to each PDX Share that was approximately 28% over the closing price of the PDX Shares on January 23, 2009, the trading day immediately preceding the announcement of the proposed merger, and approximately 31% over the 20-day volume weighted average trading price of the PDX Shares on the TSX as at the same date.

Direct Exposure to the Detour Lake Project.  The PDX Board believes that the Detour Lake project is one of the premier independently held gold deposits in Canada and the world. The Combination will allow PDX Shareholders to benefit directly from further exploration and the future development of this deposit.

Combination Agreement.  The terms and conditions of the Combination Agreement, including Detour’s representations, warranties and covenants, and the conditions to its obligations, are, in the judgment of PDX and its advisors, reasonable and were the product of extensive negotiations between PDX and its advisors and Detour and its advisors.

Approval of PDX Shareholders.  The PDX Board considers that the required shareholder approval protects the rights of PDX Shareholders as the Combination is subject to approval by at least 66 2/3% of the total votes cast on the PDX Combination Resolution by PDX Shareholders, either in person or by proxy, at the PDX Meeting.

ACCORDINGLY, THE PDX BOARD UNANIMOUSLY RECOMMENDS (WITH THE DIRECTORS OF PDX WHO ARE ALSO DIRECTORS OF DETOUR ABSTAINING) THAT PDX SHAREHOLDERS VOTE “FOR” THE PDX COMBINATION RESOLUTION.

In considering the Combination, the PDX Board recognized that there are risks associated with the Combination, including that some of the potential benefits described above may not be realized and that there may be costs associated with realizing these benefits. Please see the risks set forth under “Risk Factors” and those incorporated by reference herein.

The above discussion of the information and factors considered by the PDX Board is not intended to be exhaustive but is believed by the PDX Board to include the material factors it considered in its assessment of the Combination. In view of the wide variety of factors considered by the PDX Board in connection with its assessment of the Combination, and the complexity of such matters, the PDX Board did not consider it practical, nor did it attempt, to quantify, rank or otherwise assign relative weights to the foregoing factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of the PDX Board may have given different weights to various factors and may have applied different analysis to each of the material factors considered by the PDX Board. The PDX Board recommended the Combination based upon the totality of the information presented to and considered by it.

The Amalgamation

The Combination will be effected in part by way of an amalgamation of Detour Subco with PDX pursuant to the terms and conditions set out in the Amalgamation Agreement and in accordance with Section 181 of the ABCA. This amalgamation is referred to herein as the “Amalgamation”. It is anticipated that the Amalgamation will be effected as soon as reasonably practicable after receipt of the required approvals of the Combination from the Detour Shareholders and the PDX Shareholders. Following the Amalgamation, Detour Subco and PDX will continue as one company, being Amalco. For a complete copy of the Amalgamation Agreement, please see Schedule A to the Combination Agreement, which is attached as Appendix “C” to this Joint Circular.

Pursuant to the Amalgamation, at the Effective Time, the following will also occur:

•	each PDX Share (other than those held by Dissenting Shareholders, if any) outstanding immediately prior to the Effective Time will be cancelled and each holder thereof (other than Detour) will receive in exchange such number of Detour Shares equal to the product of the number of PDX Shares held by such holder multiplied by the Exchange Ratio, provided that no fractional shares will be issued under the Amalgamation and if any such exchange results in such holder being issued less than a whole number of Detour Shares then the number of Detour Shares such PDX Shareholder will receive will be rounded up to the nearest whole number; and

•	each Detour Subco Share outstanding immediately prior to the Effective Time (all of which are owned by Detour) will be converted into common shares of Amalco on the basis of one common share of Amalco for each Detour Subco Share.

At the Effective Time, each Dissenting Shareholder will cease to have any rights as a PDX Shareholder other than the right to be paid by Amalco the fair value of the PDX Shares held by the Dissenting Shareholder in accordance with section 191 of the ABCA. PDX Shares held by Dissenting Shareholders may not be exchanged for Detour Shares at the Effective Time. However, if a PDX Shareholder fails to perfect or withdraws his or her claim under section 191 of the ABCA or forfeits his or her right to make such a claim or if such PDX Shareholder’s rights are otherwise reinstated, each PDX Share held by such PDX Shareholder will be deemed to have been exchanged for a Detour Share as of the Effective Time as if such PDX Shareholder had participated in the exchange under the Amalgamation. See “The PDX Special Meeting — Information for PDX Shareholders — Dissenting Shareholder Rights of PDX Shareholders”.

At the Effective Time, share certificates evidencing PDX Shares and Detour Subco Shares will cease to represent any claim or interest in PDX, Detour Subco or Amalco, other than the right of the holder to receive that which is provided for above. Upon the surrender for cancellation of a certificate which immediately prior to the Effective Time represented outstanding PDX Shares which were exchanged for Detour Shares in the Amalgamation, the holder of the PDX Shares represented by such surrendered certificate will be entitled to receive in exchange from Detour a certificate representing such number of Detour Shares received pursuant to such exchange. See “The Combination —Procedures for Exchange by PDX Shareholders”.

Treatment of Outstanding PDX Options

At the Effective Time, Detour will assume the PDX Option Plan and the outstanding obligations of PDX under the PDX Option Plan in respect of the Converted Options (defined below) and Detour will be substituted for PDX under the PDX Option Plan. By its terms, the PDX Option Plan requires that any PDX Share receivable on the exercise of a PDX Option (whether vested or unvested) that is outstanding at the Effective Time (each an “Unexercised PDX Option”) be converted at the Effective Time into an option to receive Detour Shares (each such converted Unexercised PDX Option a “Converted Option”). Upon its exercise, each Converted Option will entitle its holder to purchase a number of Detour Shares equal to the product of the number of PDX Shares that would have been issuable (immediately prior to the Effective Time) upon the exercise of the Unexercised PDX Options so converted multiplied by the Exchange Ratio. Such

Converted Option will provide for an exercise price per Detour Share equal to the exercise price per PDX Share of such Unexercised Option (immediately prior to the Effective Time) divided by the Exchange Ratio (rounded up to the next whole cent). If the above calculation would result in the holder of Converted Options being issued a fraction of a Detour Share upon such holder’s exercise of his or her Converted Options, then the number of Detour Shares subject to such Converted Options shall be rounded down to the next whole number of Detour Shares. Under the Combination Agreement, PDX has agreed that it will not grant any further PDX Options and will not issue any further PDX Shares, other than the issuance of PDX Shares issuable pursuant to the exercise of PDX Options outstanding at the time it entered into the Combination Agreement. Based on the number of outstanding PDX Options as of February 19, 2009, Detour expects to reserve up to 542,481 Detour Shares in respect of the Converted Options. However, the actual number of Detour Shares to be reserved for the Converted Options will decrease to the extent that any PDX Options are exercised between the date hereof and the Effective Time.

The Combination Agreement also provides that any: (i) Converted Options held by directors or senior officers of PDX who will cease to hold any such position at (or immediately before or after) the Effective Time will vest immediately at the Effective Time and maintain their original expiry dates as if they continued to hold such positions until the applicable expiry date, notwithstanding that their employment or directorship, as applicable, has been terminated in connection with the Amalgamation or any directorship with Detour is thereafter terminated for any reason; (ii) Converted Options held by officers, employees or consultants who are not directors or senior officers of PDX and who will cease to hold any such position at the Effective Time (or immediately before or after) will vest immediately at the Effective Time and maintain their original expiry dates as if they continued to hold such positions until the applicable expiry date, notwithstanding that their position has been terminated in connection with the Amalgamation, provided that upon the consummation of a transaction by which all of the outstanding Detour Shares are acquired or exchanged for cash, property or the securities of another Person (or any combination thereof), whether by take-over bid, merger, amalgamation or plan of arrangement, any such Converted Options that remain unexercised will immediately terminate; and (iii) Converted Options held by former employees will maintain their expiry dates as such expiry dates may have been amended in connection with the termination of the employment of the applicable employee. The Combination will constitute a “change of control” under the current terms of the PDX Option Plan. Accordingly, by the terms of the PDX Option Plan, all unvested PDX Options will automatically vest at the Effective Time.

The Converted Options will continue to be governed by the PDX Option Plan, which has been amended by PDX, such amendment to be effective at the Effective Time, in order to provide for the treatment of the PDX Options discussed above and to expressly provide that no further options may be granted under the PDX Option Plan. Except as described above, the terms and conditions of the Converted Options will remain the same as those of the Unexercised PDX Options from which they were converted, and the terms and conditions of the PDX Option Plan will remain as provided in the amended and restated version of the PDX Option Plan dated May 8, 2007.

The Combination Agreement

The following is a summary of the material provisions of the Combination Agreement entered into between Detour and PDX on January 24, 2009. For all of the terms and conditions provided for in the Combination Agreement and the Amalgamation Agreement, you should read the complete text of these agreements, copies of which are attached as Appendix “C” to this Joint Circular. Shareholders are encouraged to read the Combination Agreement and the Amalgamation Agreement in their entirety, as these are the legal documents governing the Combination.

The Amalgamation

The Combination Agreement provides for the acquisition of PDX by Detour by way of the Amalgamation. See “—The Amalgamation” for certain details of the Amalgamation, including the treatment of PDX Shares.

Treatment of Options

The Combination Agreement also provides for the conversion of outstanding PDX Options into options for the purchase of Detour Shares, as well as certain amendments to the PDX Option Plan in respect of PDX Options held by directors, officers, employees and consultants of PDX. See “ — Treatment of Outstanding PDX Options” for details of the proposed treatment of outstanding PDX Options in the Combination.

Representations and Warranties

The Combination Agreement contains customary representations and warranties of each of PDX and Detour relating to, among other things, organization, corporate and governmental authorizations in respect of the Combination, the absence of any contravention or conflict with organizational documents or applicable Law, the absence of any notices, consents, defaults or encumbrances in connection with the Combination, obligations that will come due or be accelerated by virtue of the Combination, capitalization, reporting and listing status and other securities law matters, preparation and presentation of financial statements, the absence of certain changes or events, disclosure of liabilities, compliance with applicable Laws, absence of material litigation, tax matters, material contracts and broker and other fees. The Combination Agreement also contains representations and warranties of (i) PDX as to its ownership of 19 million Detour Shares and the number of U.S. resident holders of PDX Shares and (ii) Detour as to the validity of the Detour Shares to be issued pursuant to the Amalgamation.

Conditions to Closing

Detour’s and PDX’s respective obligations to complete the Combination are subject to conditions that must be satisfied by or waived by mutual consent of Detour and PDX on or before the Effective Time, including:

•	the PDX Combination Resolution shall have been approved at the PDX Meeting by not less than 66 2/3% of votes cast by PDX Shareholders present (in person or by proxy) at the PDX Meeting;

•	the Detour Combination Resolution shall have been approved at the Detour Meeting by a majority of the votes cast by (i) Detour Shareholders present (in person or by proxy) at the Detour Meeting and (ii) Detour Minority Shareholders present (in person or by proxy) at the Detour Meeting;

•	there shall be no proceeding of a judicial or administrative nature or otherwise in progress (or threatened in writing by a governmental entity) that relates to or results from the Combination that would, if successful, result in an order or ruling that would reasonably be expected to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Amalgamation in accordance with its terms;

•	PDX Shareholders holding no more than 20% of the PDX Shares shall have exercised dissent rights in connection with the Amalgamation that have not been withdrawn;

•	the Detour Shares issuable pursuant to the Amalgamation and all Detour Shares issuable on the exercise of any Converted Options shall have been approved for listing on the TSX, subject to the filing of required documentation, notice of issuance and other usual requirements, and when issued shall be freely tradable under currently applicable securities laws in Canada;

•	no applicable Law shall be in effect that prohibits the consummation of the Amalgamation; and

•	the Combination Agreement shall not have been terminated pursuant to the terms thereof.

In addition to the foregoing, the obligation of each of Detour and PDX to complete the Combination is subject to the satisfaction or waiver of the following conditions precedent:

•	each party shall have performed in all material respects all of its covenants to be performed on or prior to the Effective Time;

•	each party’s representations and warranties in respect to its organization, the corporate and governmental authority required for the Combination, its subsidiaries and, in the case of PDX, its capitalization and its ownership of 19 million Detour Shares shall be true and correct in all respects on the Effective Date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct in all respects as of such earlier date); and

•	each party’s representations and warranties in respect to all other matters shall be true and correct in all respects, without regard to any materiality or material adverse effect standard, as if made on and as of the Effective Date, except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the party.

The obligation of PDX to complete the Combination is also subject to the following conditions precedent, each of which may be waived by PDX:

•	Detour shall have deposited with the Depositary in escrow a sufficient number of Detour Shares required to complete all of the transactions contemplated by the Amalgamation and the Depositary shall have confirmed to PDX receipt of the Detour Shares; and

•	Detour shall have taken all such actions as shall be necessary or desirable so that the composition of the Detour Board and the roles of the Executive Chairman and the Non-Executive Co-Chairman shall be as set forth in Schedule “E” to the Combination Agreement and Gerald Panneton shall be President and Chief Executive Officer of Detour.

The obligation of Detour to complete the Combination is also subject to the following condition precedent, which may be waived by Detour:

•	PDX shall have delivered to Detour one or more share certificates registered in the name of PDX representing in the aggregate not less than 19 million Detour Shares.

Mutual Covenants of PDX and Detour

Under the Combination Agreement, each of PDX and Detour has agreed to certain mutual covenants, including:

•	to use reasonable best efforts to: (i) defend all legal actions to which it is a party challenging or affecting the Combination Agreement, the Amalgamation or the consummation of the transactions contemplated by the Combination Agreement; and (ii) have lifted or rescinded any injunction or restraining order or other order relating to it challenging or affecting the Combination Agreement, the Amalgamation or the consummation of the transactions contemplated by the Combination Agreement;

•	to use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on it with respect to the transactions contemplated by the Combination Agreement;

•	to use commercially reasonable efforts to obtain all necessary consents, assignments or waivers from third parties and amendments or terminations to any contract to which it is a party and take such other measures as may be necessary to fulfil its obligations under the Combination Agreement and to carry out the Amalgamation and the transactions contemplated by the Combination Agreement;

•	to make any necessary filings and applications required to be taken by it under applicable Law in connection with the Amalgamation and the transactions contemplated by the Combination Agreement, and take all reasonable action necessary to be in compliance with such Laws;

•	to use commercially reasonable efforts and do all such things that are reasonably necessary to cause each of the mutual conditions precedent and each of the conditions in favour of the other party to be satisfied;

•	to not enter into any transaction or perform any act which would: (i) interfere or be inconsistent with the successful completion of the Amalgamation; (ii) render incorrect any of the representations and warranties set forth in the Combination Agreement (other than any such representation or warranty that speaks as of a prior date) if such representations and warranties were made at a date subsequent to such transaction or act and all references to the date in the Combination Agreement were to such later date; or (iii) adversely affect its ability to perform and comply with its covenants and agreements under the Combination Agreement; and

•	promptly advise, first orally and then in writing, the other party of: (i) any material change, or (ii) any fact, event or any change occurring after the date hereof that would or would be reasonably likely to (A) render any of its representations or warranties contained in the Combination Agreement (other than any such representation or warranty that speaks as of a prior date), if made on or as of the date of such fact, event or change, untrue or incorrect; or (B) result in its failure to comply with or satisfy any covenant, condition or agreement contained in the Combination Agreement.

PDX and Detour have each also agreed in favour of the other party that, subject to certain exceptions or as otherwise expressly permitted or specifically contemplated by the Combination Agreement or otherwise required by applicable Law or a Governmental Entity:

•	its business shall be conducted only, and it shall not take any action except, in the usual and ordinary course of business and consistent with past practice, and it shall use commercially reasonable efforts to maintain and preserve its business organization, assets, properties, employees, goodwill and business relationships;

•	it will not, directly or indirectly: (i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) reduce its capital or stated capital; (iii) adjust, split, combine or reclassify its share capital; (iv) issue, grant, sell or pledge or offer or agree to issue, grant, sell or pledge any shares in its capital or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, its securities, other than the issuance of common shares issuable pursuant to the terms of its outstanding stock options (and, in the case of Detour, other than the issuance of new Detour Options as disclosed to PDX in writing); (v) redeem, purchase or otherwise acquire or subject to an encumbrance any of its outstanding securities or securities convertible or exchangeable into or exercisable for any such securities, unless otherwise required by the terms of such securities; (vi) amend or modify the terms of any of its securities; (vii) adopt a plan of liquidation or resolution providing for its liquidation or dissolution; (viii) make any change in its accounting methods or policies, in each case except as required in accordance with generally accepted accounting principles; (ix) make any material tax election (other than, in the case of PDX, the elections described below under “— Additional Covenants of PDX”) or settle or compromise any material tax liability; or (x) enter into, modify or terminate any contract with respect to any of the foregoing;

•	it will promptly notify the other party in writing of any circumstance or development that, to its knowledge, is or would reasonably be expected to constitute a Material Adverse Effect (as defined in the Combination Agreement) on it or any change in any material fact set forth in its disclosure record or in its disclosure letter (other than, in the case of PDX, a material fact which relates, directly or indirectly, to Detour or any of Detour’s assets);

•	it will not, directly or indirectly: (i) sell, pledge, lease, license, dispose of or encumber any of its assets, except in the ordinary course of business consistent with past practice; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or any material property or material asset, or make any investment either by the purchase of securities, contributions of capital, property transfer, or purchase of any property or assets of any other Person (except, in the case of Detour, in the ordinary course of business consistent with past practice); (iii) create any subsidiary; (iv) incur any material indebtedness or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loans or advances (except, in the case of Detour, in the ordinary course of business consistent with past practice); (v) pay, discharge, settle or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction of liabilities reflected or reserved against in its financial statements and liabilities or obligations incurred in the ordinary course of business consistent with past practice (or, in the case of PDX, incurred in connection with the Amalgamation and transactions contemplated by the Combination Agreement); (vi) waive, release, grant or transfer any rights of material value; (vii) enter into a new line of business; or (viii) authorize or propose any of the foregoing, or enter into or modify any contract to do any of the foregoing; and

•	it will not: (i) grant to any of its officers or directors an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the grant of any severance or termination pay; (iv) enter into or amend any employment agreement with any of its officers or directors; (v) increase any benefits payable under its current severance or termination pay policies; or (vi) adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of its directors, officers or employees or former directors, officers or employees.

However, the above covenant does not preclude Detour or PDX, as applicable, from implementing a shareholder rights plan on the terms provided for in the Combination Agreement.

Additional Covenants of Detour

Under the Combination Agreement, Detour has also agreed to the following covenants, among others:

•	to cause the listing on the TSX of the Detour Shares to be issued pursuant to the Amalgamation and upon the exercise of Converted Options; and

•	to indemnify and hold harmless each present and former director and officer of PDX to the fullest extent permitted under applicable Laws and to, if PDX is unable to do so, purchase and maintain for the period from the Effective Time until six years after the Effective Time on a “trailing” (or “run-off”) basis, a prepaid, non-

cancellable directors’ and officers’ insurance policy for the benefit of these directors and officers, all on the terms and conditions specified in the Combination Agreement.

In addition, at the Effective Time, the Detour Board is to put in effect the governance arrangements described in Schedule “E” to the Combination Agreement and summarized in this Joint Circular under the section entitled “Information Concerning Detour Post-Combination — Governance”.

Additional Covenants of PDX

Under the Combination Agreement, PDX has agreed to a number of covenants, including the following:

•	exercise all voting rights attached to the Detour Shares held by PDX in favour of the Detour Combination Resolution and any other resolution of Detour Shareholders necessary or desirable to facilitate the Amalgamation or the transactions contemplated by the Combination Agreement;

•	to not, directly or indirectly, sell, pledge, lease, license, dispose of or encumber the Detour Shares held by PDX, other than pursuant to the Share Pledge Agreement; and

•	to not, directly or indirectly: (i) enter into any material contract except as contemplated in the Combination Agreement; or (ii) terminate, cancel or amend in any material respect any PDX Material Contract (as defined in the Combination Agreement).

Covenants of PDX and Detour Regarding Non-Solicitation

Under the Combination Agreement, PDX and Detour each agreed to (and to cause its representatives to) immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Persons conducted by them prior to entering into the Combination Agreement with respect to any DGC Acquisition Proposal (as defined in the Combination Agreement) or PDX Acquisition Proposal (as defined in the Combination Agreement and, which, together with a DGC Acquisition Proposal, is collectively referred to herein as an “Acquisition Proposal”) or any offer, proposal or inquiry that could reasonably be expected to lead to an Acquisition Proposal (and to immediately cease to provide any such Person (other than the other party or any of its representatives) with access to confidential information concerning Detour and, in the case of PDX, PDX). PDX also agreed to immediately request, and use all commercially reasonable efforts to cause, all Persons who have executed a confidentiality agreement within the period of 12 months preceding the date of the Combination Agreement in connection with any Acquisition Proposal: (i) to destroy all confidential PDX information and confirm to Detour in writing such destruction; or (ii) to return all confidential PDX information to PDX. PDX and Detour each also agreed to not terminate, waive, amend, fail to enforce or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it is a party.

Under the Combination Agreement, each of PDX and Detour agreed, subject to the exceptions noted below, that it will not, directly or indirectly, including through any representative:

•	make, solicit, assist, initiate, encourage or otherwise facilitate (including by way of discussion, negotiation, furnishing information, soliciting proxies (within the meaning of the Securities Act) or entering into any form of contract) any inquiries, proposals or offers regarding, constituting or that may reasonably be expected to lead to, any Acquisition Proposal;

•	engage or participate in any discussions or negotiations regarding, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to make or complete, any Acquisition Proposal;

•	make, in the case of PDX, a PDX Change in Recommendation (as defined in the Combination Agreement) or, in the case of Detour, a DGC Change in Recommendation (as defined in the Combination Agreement);

•	accept, approve, endorse or recommend any Acquisition Proposal or propose to publicly do so; or

•	accept, approve, endorse or enter into any contract in respect of any Acquisition Proposal (other than a confidentiality agreement permitted by the Combination Agreement) or publicly propose to do so.

Notwithstanding the covenant immediately above,

•	if PDX receives a request for material non-public information from a Person who proposes a bona fide PDX Acquisition Proposal in writing in respect of PDX (whether or not such PDX Acquisition Proposal contemplates a DGC Acquisition Proposal) (the existence and content of which have been disclosed to Detour and which did not result from a breach of PDX’s non-solicitation covenant as described above) prior to the approval of the PDX

Combination Resolution by PDX Shareholders, and the PDX Board determines in good faith and after receiving advice from its financial advisor and outside legal counsel that such proposal is reasonably likely to result in a PDX Superior Proposal (as defined in the Combination Agreement) for which the failure of the PDX Board to approve or accept would be inconsistent with its fiduciary duties under applicable Law, then, and only in such case, PDX and its representatives may, subject to the execution by such Person of a confidentiality agreement on terms that are no less favourable to PDX in the aggregate than the Confidentiality Agreement, but which also includes a standstill covenant that prohibits such Person for a period of at least 12 months from acquiring, or offering to acquire any PDX Shares without the consent of PDX, provide such Person with access to information regarding PDX and enter into negotiations or discussions with such Person; provided, however, that the Person making the PDX Acquisition Proposal shall not be precluded under any such confidentiality agreement from making the PDX Acquisition Proposal on a confidential basis to the PDX Board, and provided further that PDX sends a copy of any such confidentiality agreement to Detour immediately upon its execution and that Detour is provided, simultaneously with the provision thereof to such Person, with a list of or, in the case of information that was not previously made available to Detour, copies of any information provided to such Person; or

•	if Detour receives a request for material non-public information from a Person who proposes a bona fide DGC Acquisition Proposal in writing in respect of Detour (whether or not such DGC Acquisition Proposal contemplates a PDX Acquisition Proposal) (the existence and content of which have been disclosed to Detour and which did not result from a breach of Detour’s non-solicitation covenant as described above) prior to the approval of the Detour Combination Resolution by Detour Shareholders, and the Detour Board determines in good faith and after receiving advice from its financial advisor and outside legal counsel that such proposal is reasonably likely to result in a DGC Superior Proposal (as defined in the Combination Agreement) for which the failure of the Detour Board to approve or accept would be inconsistent with its fiduciary duties under applicable Law, then, and only in such case, Detour and its representatives may, subject to the execution by such Person of a confidentiality agreement on terms that are no less favourable to Detour in the aggregate than the Confidentiality Agreement, but which also includes a standstill covenant that prohibits such Person for a period of at least 12 months from acquiring, or offering to acquire any Detour Shares without the consent of Detour, provide such Person with access to information regarding Detour and enter into negotiations or discussions with such Person; provided, however, that the Person making the DGC Acquisition Proposal shall not be precluded under any such confidentiality agreement from making the DGC Acquisition Proposal on a confidential basis to the Detour Board, and provided further that Detour sends a copy of any such confidentiality agreement to PDX immediately upon its execution and that PDX is provided, simultaneously with the provision thereof to such Person, with a list of or, in the case of information that was not previously made available to PDX, copies of any information provided to such Person.

Further, nothing in the Combination Agreement shall prevent the PDX Board from:

•	responding through a directors’ circular or otherwise as required by applicable Laws to a PDX Acquisition Proposal it determines is not a PDX Superior Proposal;

•	making any disclosure of a PDX Acquisition Proposal to the PDX Shareholders prior to the Effective Time if the PDX Board determines in good faith (after consultation with outside counsel) that such disclosure is necessary for the PDX Board to fulfill its fiduciary duties or is otherwise required under applicable Law; or

•	responding to a bona fide request for information that could reasonably be expected to lead to a PDX Acquisition Proposal solely by advising that no information can be provided unless a bona fide written PDX Acquisition Proposal is made and then only in compliance with this Agreement.

Likewise, nothing in the Combination Agreement shall prevent the Detour Board from:

•	responding through a directors’ circular or otherwise as required by applicable Laws to a DGC Acquisition Proposal that it determines is not a DGC Superior Proposal;

•	making any disclosure of a DGC Acquisition Proposal to the Detour Shareholders prior to the Effective Time if the Detour Board determines in good faith (after consultation with outside counsel) that such disclosure is necessary for the Detour Board to fulfill its fiduciary duties or is otherwise required under applicable Law; or

•	responding to a bona fide request for information that could reasonably be expected to lead to a DGC Acquisition Proposal solely by advising that no information can be provided unless a bona fide written DGC Acquisition Proposal is made and then only in compliance with this Agreement.

Under the Combination Agreement, PDX and Detour each agreed to immediately notify the other party, at first orally and then in writing, of any PDX Acquisition Proposal or DGC Acquisition Proposal, respectively, or offer, proposal or inquiry that could lead to a PDX Acquisition Proposal or DGC Acquisition Proposal, respectively, or any amendments to the foregoing, or any request for non-public information relating to such party or for access to the properties, books or records of such party (including any list of its shareholders) of which the party or its representatives become aware. Such notice shall include a description of the terms and conditions of any offer, proposal or inquiry and provide such details as the other party may reasonably request including the identity of the Person making such offer, proposal or inquiry. Each of PDX and Detour shall (i) keep the other party fully informed of the status, including any change to the material terms of any such Acquisition Proposal, as applicable, or such offer, proposal or inquiry immediately upon the occurrence of any development or change; and (ii) provide to the other party copies of all correspondence and other written material in connection with any such Acquisition Proposal or offer, proposal or inquiry provided to the party by any Person or sent or provided by the party to any Person immediately after receipt or delivery thereof.

Superior Proposals

PDX Superior Proposal

The Combination Agreement provides that PDX shall not accept, approve, endorse or recommend any PDX Acquisition Proposal or propose to publicly do so, nor accept, approve, endorse, recommend or enter into any contract relating to a PDX Acquisition Proposal (other than a confidentiality agreement contemplated by the Combination Agreement) or publicly propose to do so and the PDX Board shall not make a PDX Change in Recommendation unless:

•	the PDX Acquisition Proposal did not result from a breach of PDX’s covenants regarding non-solicitation set forth in the Combination Agreement and summarized above under “— Covenants of PDX and Detour Regarding Non-Solicitation”;

•	the PDX Meeting has not yet occurred;

•	the PDX Board shall have determined in good faith (A) that such PDX Acquisition Proposal constitutes a PDX Superior Proposal and (B) after consultation with outside legal counsel, that the failure to take the relevant action would be inconsistent with its fiduciary duties under applicable Law;

•	PDX has provided written notice to Detour of the determination of the PDX Board that the PDX Acquisition Proposal is a PDX Superior Proposal and of the intention of the PDX Board to approve or recommend such PDX Superior Proposal and/or of PDX to enter into a contract with respect to such PDX Acquisition Proposal, together with a copy of such PDX Acquisition Proposal and any such contract;

•	a period of five Business Days (the “Match Period”) has lapsed from the date Detour received the above notice together with the associated documents;

•	at the expiry of the Match Period, the PDX Board (A) determines that such PDX Acquisition Proposal continues to constitute a PDX Superior Proposal; and (B) determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable Law; and

•	if PDX enters into any written agreement concerning a PDX Superior Proposal, prior to or simultaneously with taking such action, PDX (A) terminates the Combination Agreement and (B) pays the Termination Payment.

During the Match Period, PDX agrees that Detour shall have the right, but not the obligation, to offer to amend the terms of the Combination Agreement and PDX shall cooperate with Detour with respect thereto, and negotiate in good faith (and promptly make its financial and legal advisors available to negotiate in good faith) to enable Detour to amend the terms of the Combination Agreement as Detour determines is appropriate in order that the PDX Superior Proposal ceases to be a PDX Superior Proposal. If the PDX Board so determines, it will enter into an amended agreement with Detour reflecting Detour’s amended proposal. The PDX Board will review any proposal by Detour to amend the Combination Agreement in order to determine, in good faith in the exercise of its fiduciary duties, whether Detour’s proposal to amend the Combination Agreement would result in the PDX Acquisition Proposal ceasing to be a PDX Superior Proposal. If the PDX Board continues to believe, in good faith after consultation with its financial advisors and outside counsel, that the PDX Superior Proposal remains a PDX Superior Proposal, then it shall promptly notify Detour of such determination.

DGC Superior Proposal

The Combination Agreement provides that Detour shall not accept, approve, endorse or recommend any DGC Acquisition Proposal or propose to publicly do so, nor accept, approve, endorse, recommend or enter into any contract relating to a DGC Acquisition Proposal (other than a confidentiality agreement contemplated by the Combination Agreement) or publicly propose to do so and the Detour Board shall not make a DGC Change in Recommendation unless:

•	the DGC Acquisition Proposal did not result from a breach of Detour’s covenants regarding non-solicitation set forth in the Combination Agreement and summarized above under “—Covenants of PDX and Detour Regarding Non-Solicitation”;

•	the Detour Meeting has not yet occurred;

•	the Detour Board shall have determined in good faith (A) that such DGC Acquisition Proposal constitutes a DGC Superior Proposal and (B) after consultation with outside legal counsel, that the failure to take the relevant action would be inconsistent with its fiduciary duties under applicable Law;

•	Detour has provided written notice to PDX of the determination of the Detour Board that the DGC Acquisition Proposal is a DGC Superior Proposal and of the intention of the Detour Board to approve or recommend such DGC Superior Proposal and/or of Detour to enter into a contract with respect to such DGC Acquisition Proposal, together with a copy of such DGC Acquisition Proposal and any such contract;

•	a period of five Business Days has lapsed from the date PDX received the above notice together with the associated documents; and

•	if Detour enters into any written agreement concerning a DGC Superior Proposal, prior to or simultaneously with taking such action, Detour (A) terminates the Combination Agreement and (B) pays the Termination Payment.

Notwithstanding the above, Detour has agreed in the Combination Agreement that it will not accept, approve or endorse or recommend, or enter into any contract with respect to, any Acquisition Proposal (other than a permitted confidentiality agreement) unless it has first used its reasonable best efforts to secure that such Acquisition Proposal provides for or requires the Person making such Acquisition Proposal to make an equivalent offer for the PDX Shares to the offer proposed for the Detour Shares, it being understood that an equivalent offer shall provide (i) consideration per PDX Share equal to the consideration per Detour Share multiplied by the Exchange Ratio, (ii) equivalent treatment for the holders of PDX Options to the treatment of Detour Options as if such holders of PDX Options held Converted Options converted in accordance with the Combination Agreement, and (iii) terms and conditions for PDX Shareholders otherwise equivalent to the terms and conditions for Detour Shareholders, in all material respects.

Termination of the Combination Agreement

The Combination Agreement may be terminated and the Amalgamation may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the PDX Shareholders or Detour Shareholders):

•	by the mutual agreement of PDX and Detour;

•	by either PDX or Detour:

•	if the Effective Time shall not have occurred on or before April 30, 2009, or such other date as may be agreed to in writing by the parties (the “Outside Date”), provided that the failure of the Effective Time to occur by such date was not principally due to the failure of the terminating party to fulfil its obligations (an “Outside Date Failure”);

•	if there shall be enacted or made any applicable Law that makes consummation of the Amalgamation illegal or otherwise prohibited or enjoins PDX or Detour from consummating the Amalgamation and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable;

•	if the PDX Shareholders fail to approve the PDX Combination Resolution at the PDX Meeting (a “PDX Approval Failure”); or

•	if the Detour Shareholders fail to approve the Detour Combination Resolution at the Detour Meeting (a “Detour Approval Failure”);

•	by Detour, if:

•	in accordance with terms provided above under “— Superior Proposals — DGC Superior Proposal”, Detour enters into a written agreement (other than a permitted confidentiality agreement) concerning a DGC Superior Proposal, provided that concurrently with such termination Detour pays the Termination Payment;

•	prior to obtaining the approval of the PDX Shareholder of the PDX Combination Resolution: (A)(x) the PDX Board failed to recommend the Amalgamation as provided in the Combination Agreement; (y) the PDX Board publicly proposes to approve or recommend a PDX Acquisition Proposal; or (z) the PDX Board makes a PDX Change in Recommendation or proposes publicly to do so; or (B) the PDX Board fails to publicly reconfirm its approval or recommendation in relation to the Amalgamation within five Business Days after having received a request in writing to do so from Detour (each, a “PDX Recommendation Breach”); or

•	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of PDX set forth in the Combination Agreement shall have occurred that would cause any of the mutual conditions precedent or the conditions precedent to Detour’s obligations not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Detour is not then in breach of the Combination Agreement so as to cause any of the mutual conditions precedent or the conditions precedent to PDX’s obligations not to be satisfied (each, a “PDX Condition Failure”);

•	by PDX, if:

•	in accordance with terms provided above under “— Superior Proposals — PDX Superior Proposal”, PDX enters into a written agreement (other than a permitted confidentiality agreement) concerning a PDX Superior Proposal, provided that concurrently with such termination PDX pays the Termination Payment;

•	prior to obtaining the approval of the Detour Shareholders of the Detour Combination Resolution: (A)(x) the Detour Board failed to recommend the Amalgamation as provided in the Combination Agreement; (y) the Detour Board publicly proposes to approve or recommend a DGC Acquisition Proposal; or (z) the Detour Board makes a DGC Change in Recommendation or proposes publicly to do so; or (B) the Detour Board fails to publicly reconfirm its approval or recommendation in relation to the Amalgamation within five Business Days after having received a request in writing to do so from PDX (each, a “Detour Recommendation Breach”); or

•	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Detour set forth in this Agreement shall have occurred that would cause any of the mutual conditions precedent or the conditions precedent to PDX’s obligations not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that PDX is not then in breach of the Combination Agreement so as to cause any of the mutual conditions precedent or the conditions precedent to Detour’s obligations not to be satisfied (each, a “Detour Condition Failure”).

Termination Payment

Under the terms of the Combination Agreement, PDX or Detour have agreed that, if certain termination events occur, they will pay to the other party $3,140,000 less the amount of any Expense Reimbursement previously paid by such party to the other party (the “Termination Payment”).

PDX Termination Payment Events

PDX must pay to Detour the Termination Payment if:

•	Detour terminates the Combination Agreement pursuant to a PDX Recommendation Breach;

•	PDX terminates the Combination Agreement to enter into a written agreement concerning a PDX Superior Proposal; or

•	Detour terminates the Combination Agreement because of a PDX Condition Failure, or Detour or PDX terminates the Combination Agreement pursuant to an Outside Date Failure or a PDX Approval Failure, provided that (A) prior to the PDX Meeting, a PDX Acquisition Proposal shall have been made or publicly announced by any Person other than Detour and not subsequently withdrawn; (B) a PDX Acquisition Proposal is consummated within a period of 365 days from the date of exercise of such termination, or a definitive contract with respect to a PDX Acquisition Proposal is entered into by PDX within such 365-day period and such PDX Acquisition Proposal is later consummated; and (C) no transaction offering consideration to the Detour

Shareholders (other than PDX) which is substantially equivalent, from a financial point of view, determined on a “look-through” basis based on PDX’s ownership of Detour Shares (taking into consideration any material increases in PDX’s liabilities (net of any material increases in PDX’s assets) from the date of the Combination Agreement), is consummated prior to, or simultaneous with, the consummation of any PDX Acquisition Proposal referred to in paragraph (B).

DGC Termination Payment Events

Detour must pay to PDX the Termination Payment if:

•	PDX terminates the Combination Agreement pursuant to a Detour Recommendation Breach;

•	Detour terminates the Combination Agreement to enter into a written agreement concerning a DGC Superior Proposal; or

•	PDX terminates the Combination Agreement because of a Detour Condition Failure, or PDX or Detour terminates the Combination Agreement pursuant to an Outside Date Failure or a Detour Approval Failure, provided that (A) prior to the Detour Meeting, a DGC Acquisition Proposal shall have been made or publicly announced by any Person other than PDX and not subsequently withdrawn; (B) a DGC Acquisition Proposal is consummated within a period of 365 days from the date of exercise of such termination, or a definitive contract with respect to a DGC Acquisition Proposal is entered into by Detour within such 365-day period and such DGC Acquisition Proposal is later consummated; and (C) no transaction offering consideration to the PDX Shareholders which is substantially equivalent, from a financial point of view, determined on a “look-through” basis based on PDX’s ownership of Detour Shares (taking into consideration any material increases in PDX’s liabilities (net of any material increases in PDX’s assets) from the date of the Combination Agreement), is consummated prior to, or simultaneous with, the consummation of any DGC Acquisition Proposal referred to in paragraph (B).

Expense Reimbursement

The Combination Agreement provides that, if Detour terminates the Combination Agreement because of a PDX Condition Failure or PDX terminates the Combination Agreement because of a Detour Condition Failure, then the terminating party shall pay the party’s and its affiliates’ reasonable documented expenses, costs and fees incurred in connection with the Combination, not to exceed $500,000 (the “Expense Reimbursement”).

Expenses of the Combination

The Combination Agreement provides that, unless it is terminated, Detour will pay, at or prior to the Effective Time, for all costs and expenses incurred in connection with the preparation, execution and delivery of the Combination Agreement and the consummation of the Combination (including, for greater certainty, the “change of control” payments to be made to PDX officers and employees that will terminate their employment in connection with the Combination). In the event that the Combination Agreement is terminated in accordance with its terms, except for any required Termination Payment or Expense Reimbursement, each party shall pay its own legal, financial, advisory, accounting and other costs and expenses incurred in connection with the Combination Agreement, provided that Detour will pay for any proxy solicitation costs and expenses.

Pursuant to the Combination Agreement, Detour has advanced to PDX the sum of $1,140,000 to fund PDX’s out-of-pocket expenses that PDX anticipated would be incurred prior to the Amalgamation and to fund PDX’s current accounts payable (the “PDX Expense Amount”). PDX is required to repay the full amount of the PDX Expense Amount (plus interest in certain circumstances) to Detour in the event that the Combination Agreement is terminated in accordance with its terms. As security for the obligation to refund the PDX Expense Amount, at the time that Detour advanced to it the PDX Expense Amount, PDX pledged 200,000 Detour Shares owned by PDX to Detour.

Related Agreements

Amalgamation Agreement

In connection with the Combination, Detour, Detour Subco and PDX entered into the Amalgamation Agreement. The Amalgamation Agreement provides for the terms of the amalgamation of PDX and Detour Subco to be effected at the Effective Time. For a summary of these terms, see “— The Amalgamation”. For a complete copy of the Amalgamation Agreement, please see Schedule A to the Combination Agreement, which is attached as Appendix “C” to this Joint Circular.

Pledge Agreement

In order to secure repayment of the PDX Expense Amount advanced to PDX by Detour, PDX pledged to Detour 200,000 Detour Shares owned by PDX. This pledge was made pursuant to the terms of the share pledge agreement entered into by PDX and Detour, which is in the form attached as Schedule F to the Combination Agreement.

Tax Indemnity Agreement

As more fully described in its management information circular dated March 19, 2008, incorporated by reference herein, PDX implemented a tax-deferred “butterfly” spin-off transaction that resulted in the distribution of certain assets of PDX to a newly formed corporation, Pelangio Exploration. The tax-deferred spin-off was completed pursuant to the Arrangement, effective September 6, 2008, and in accordance with an advance income tax ruling issued by the CRA. Under the terms of the tax ruling and the applicable “butterfly rules” in the Tax Act, it is possible that income tax could be assessed against PDX and/or Pelangio Exploration if certain other transactions (including the Amalgamation) are considered to be part of a series of transactions or events that includes the spin-off transaction.

In connection with the Combination, Detour and PDX entered into a tax indemnity agreement with Pelangio Exploration dated January 24, 2009, which will become effective if and when the Amalgamation is implemented. Under the Tax Indemnity Agreement, PDX has agreed to indemnify Pelangio Exploration for certain tax liabilities that it might incur in respect of the “butterfly” spin-off transaction as a result of the Amalgamation or certain other transactions. Detour does not consider its exposure to potential tax liabilities that it might incur under the “butterfly rules” as a result of the Amalgamation or under the Tax Indemnity Agreement to be material.

Interests of Certain Persons in the Combination

Related Party Transaction

PDX, Detour’s largest shareholder, is a “related party” of Detour and the Combination will be a “related party transaction” for Detour for purposes of MI 61-101. The Combination is a “downstream transaction” (as defined in MI 61-101) for PDX. As a result, the requirements of MI 61-101 do not apply to PDX for purposes of the Combination. As disclosed elsewhere in this Joint Circular, PDX (and, indirectly, the PDX Shareholders) and certain of its directors and senior officers will be entitled to certain benefits under the Combination that will not be available generally to the other shareholders of Detour. Accordingly, the Combination must be approved by a majority of the votes cast by the Detour Minority Shareholders present (in person or by proxy) and entitled to vote at the Detour Meeting. See “Voting Information and General Proxy Matters for Detour Shareholders — Quorum and Votes Required”.

Common Directors on Detour and PDX Boards

Each of Ms. Hibbard and Mr. Olson is a director of Detour, PDX and Pelangio Exploration. Ms. Hibbard is also an officer of each of PDX and Pelangio Exploration and has shareholdings in each of these two companies. As a result, Ms. Hibbard and Mr. Olson did not participate in the Detour Board’s approval of the Combination and abstained from voting on the approval of the Combination when such matter was put before the PDX Board. The PDX Board and Detour Board were aware of these actual or potential conflicts of interest and considered them, among other matters, when they approved the Combination.

Detour Directors and Officers

Certain directors and senior officers of Detour have interests in the Combination that are different from the interests of Detour Shareholders generally. These interests include the following:

•	Options granted under the Detour Option Plan that are held by Robert Dickinson and Judy Thomson, each of whom will cease to be a director of Detour at the Effective Time, shall be afforded the same treatment as holders of the Converted Options who are directors of PDX. As of February 19, 2009, Ms. Thomson owned 120,000 options, 75,000 of which were not yet vested, and Mr. Dickinson owned 150,000 options, 75,000 of which were not yet vested. See “Information Concerning Detour Post-Combination — Governance — Directors Resigning from the Detour Board”;

•	As further discussed below under “—PDX Directors and Officers”, the Combination Agreement provides for the continued appointment of Ms. Hibbard as a director of Detour and for the appointment of Ms. Hibbard as a member of the corporate governance and nominating committee of the Detour Board;

•	At the Effective Time, Michael Kenyon, a current director of Detour, will assume the role of Executive Chairman;

•	The Combination may constitute a “Change of Control”, as defined under the employment agreements of the senior officers of Detour. These employment agreements provide that the officer has the right to terminate his employment within a prescribed period following a “Change of Control”. In the event of such a termination, the officer would be entitled to the change of control payment provided for in his employment agreement and any unvested Detour Options of the officer would vest at the time of such termination and expire twelve months after such termination. As of February 19, 2009, these officers collectively owned or exercised control over 1,125,000 options to purchase Detour Shares, 322,500 of which were not yet vested; and

•	On February 19, 2009, directors and senior officers of Detour (and their respective associates and affiliates) collectively owned or exercised control over approximately 2.5% of the issued and outstanding Detour Shares entitled to vote at the Detour Meeting. Assuming that prior to February 19, 2009, all these directors and senior officers exercised all presently exercisable options to purchase Detour Shares which have been granted to them under the Detour Option Plan, the directors and senior officers of Detour (and their respective affiliates) would collectively own or exercise control over approximately 7.2% of the issued and outstanding Detour Shares entitled to vote at the Detour Meeting.

PDX Directors and Officers

Certain directors and senior officers of PDX have interests in the Combination that are different from the interests of PDX Shareholders generally. These interests include the following:

•	The Combination will constitute a “Change of Control” under the employment agreements of Ms. Hibbard and Warren Bates. Upon such termination, these individuals will be entitled to change of control payments of $219,234 and $198,734, respectively. Certain other employees of PDX will also be entitled to change of control payments. See “Certain Information Concerning the Parties to the Combination — Information Concerning PDX — Officers and Other Employees”;

•	Each PDX Option outstanding immediately prior to the Effective Time will be converted into a Converted Option exercisable for Detour Shares. The Combination Agreement provides that any Converted Options held by a director, officer, employee or consultant of PDX who shall cease to hold any such position at (or immediately before or after) the Effective Time shall vest immediately at the Effective Time and maintain their original expiry dates as if they continued to hold such positions until the applicable expiry date. For further information on the treatment of PDX Options following the completion of the Combination, see “The Combination — Treatment of Outstanding PDX Options” and “Certain Information Concerning the Parties to the Combination — Information Concerning PDX — PDX Option Plan”;

•	Pursuant to the Combination Agreement, Detour has agreed to implement certain governance arrangements which involve, among other things, the continued or new appointment of certain PDX directors to the Detour Board and to certain committees of the Detour Board. For details as to the proposed arrangements, see “Information Concerning Detour Post-Combination — Governance”;

•	Pursuant to the Combination Agreement, Detour will indemnify and hold harmless each present and former director and officer of PDX to the fullest extent permitted under applicable Laws and will, if PDX is unable to do so, purchase and maintain for the period from the Effective Time until six years after the Effective Time on a “trailing” (or “run-off”) basis, a prepaid, non-cancellable directors’ and officers’ insurance policy for the benefit of these PDX directors and officers, all on the terms and subject to the conditions prescribed in the Combination Agreement; and

•	On February 19, 2009, directors and senior officers of PDX (and their respective associates and affiliates) collectively owned or exercised control over approximately 5.8% of the issued and outstanding PDX Shares entitled to vote at the PDX Meeting. Assuming that, prior to February 19, 2009, all such directors and senior officers exercised all presently exercisable PDX Options which have been granted to them under the PDX Option Plan, the directors and senior officers of PDX (and their respective affiliates) would collectively own or exercise control over approximately 7.7% of the issued and outstanding PDX Shares entitled to vote at the PDX Meeting.

Pelangio Exploration

The directors of PDX are also directors of Pelangio Exploration, the company to which PDX distributed certain assets, and assigned certain liabilities, pursuant to the Arrangement. As of February 19, 2009, Pelangio Exploration owned or exercised control over approximately 0.7% of the issued and outstanding Detour Shares entitled to vote at the Detour Meeting. In connection with the Combination, Detour, PDX and Pelangio Exploration entered into the Tax Indemnity Agreement pursuant to which Detour has agreed to indemnify PDX in certain circumstances. The Tax Indemnity Agreement is described in more detail under “The Combination — Related Agreements — Tax Indemnity Agreement”.

Stock Exchange Listings

The Detour Shares are listed on the TSX under the symbol “DGC”. The TSX has conditionally approved the listing of the Detour Shares to be issued pursuant to the Amalgamation and the Detour Shares reserved for issuance in respect of the Converted Options, subject to Detour satisfying customary listing requirements of the TSX. PDX Shares are currently listed on the TSX under the symbol “PLG”. Detour intends to cause the PDX Shares to be delisted from the TSX immediately following the Effective Date. In addition, Detour intends to cause PDX to terminate its status as a reporting issuer under Canadian securities laws and to cease to be required to file continuous disclosure documents with Canadian securities administrators.

Eligibility for Investment in Canada

In the opinion of Osler, Hoskin & Harcourt LLP, counsel for PDX, provided the Detour Shares are listed on a designated stock exchange, the Detour Shares will be qualified investments under the Tax Act, as in effect at the date hereof, for the purpose of the Plans.

The foregoing opinion assumes that there would be no changes in the applicable legislation in effect prior to the date of this Joint Circular.

Shareholder and Other Regulatory Approvals for the Combination

Shareholder Approvals

Detour

The Combination will be a “related party transaction” for Detour within the meaning of MI 61-101. In accordance with Section 8.1 of MI 61-101, the Detour Combination Resolution must be approved by a majority of the votes cast by the Detour Minority Shareholders present (in person or by proxy) and entitled to vote at the Detour Meeting. In addition, the Detour Combination Resolution must be approved by a majority of the votes cast by the Detour Shareholders present (in person or by proxy) and entitled to vote at the Detour Meeting. PDX holds approximately 42.2% of the outstanding Detour Shares and has agreed in the Combination Agreement to vote these Detour Shares in favour of the Detour Combination Resolution; however, these votes will be excluded from determining whether the required approval of the Detour Minority Shareholders is obtained. See “The Detour Special Meeting — Information for Detour Shareholders — Quorum and Votes Required”.

PDX

Approval of the PDX Combination Resolution requires the affirmative vote of at least 66 2/3% of the total votes cast by the PDX Shareholders present (in person or by proxy) and entitled to vote at the PDX Meeting. See “The PDX Special Meeting — Information for PDX Shareholders — Quorum and Votes Required”. The Combination is a “downstream transaction” (as defined in MI 61-101) for PDX. As a result, the minority approval and other requirements of MI 61-101 do not apply to PDX for purposes of the Combination.

Other Regulatory Approvals

The Combination is also subject to the approval of the TSX for the listing of the Detour Shares to be issued to PDX Shareholders pursuant to the Amalgamation and the Detour Shares to be reserved for issuance in respect of the Converted Options. The TSX has conditionally approved the listing of these Detour Shares, subject to Detour satisfying customary listing requirements of the TSX.

Formal Valuation Exemption and Prior Valuations

Detour is exempt from the requirement to provide a formal valuation in connection with the Combination pursuant to Subsection 6.3(2) of MI 61-101, as the non-cash assets involved in the transaction are Detour Shares and PDX Shares, each of which are securities of a reporting issuer. Neither Detour nor, to the knowledge of Detour after reasonable inquiry, PDX has knowledge of any material information concerning Detour or the Detour Shares that has not been generally disclosed.

To the knowledge of Detour and its directors and senior officers, there are no prior valuations (as such term is defined in MI 61-101) relating to or otherwise relevant to the Combination that are required to be disclosed pursuant to MI 61-101.

Resales of Detour Shares

Canadian Securities Laws

The Detour Shares to be issued pursuant to the Amalgamation will be issued or transferred in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws. In accordance with applicable securities legislation, the Detour Shares may be resold without restriction, subject to the conditions that Detour is a reporting issuer at the time of such resale, no unusual effort is made to prepare the market or create a demand for the Detour Shares that are the subject of the resale and no extraordinary commission or consideration is paid in respect of the resale and to customary restrictions applicable to distributions of securities held by control persons and trades by insiders and officers of Detour and other persons in a “special relationship” with Detour.

United States

The Detour Shares to be issued in connection with the Combination have not been and will not be registered under the U.S. Securities Act and are being issued in reliance on the exemptions from registration under Rule 802 of the U.S. Securities Act. Depending on the status of the PDX Shares surrendered in connection with the Combination, the Detour Shares issued pursuant to the Combination may be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act. In general, if the PDX Shares held by a PDX Shareholder prior to the Combination were “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, the Detour Shares issued to such shareholder in connection with the Combination will also be restricted for purposes of United States securities law and will be subject to restrictions on transfer under the U.S. Securities Act. In addition, other persons (including without limitation any affiliate of Detour after the Combination) would be subject to limitations under the U.S. Securities Act with respect to resales of Detour Shares.

For purposes hereof, terms used in this section, including without limitation, “affiliate”, “offshore transaction”, “underwriter”, “United States” and “U.S. person” have such meaning as given to them under the U.S. Securities Act and the Rules and Regulations promulgated thereunder.

In connection with any sale or other transfer of direct or indirect beneficial interest in Detour securities into or within the United States, Detour Shareholders should consult with U.S. securities law counsel regarding such sales or transfers.

Procedures for Exchange by PDX Shareholders

Detour will deposit with the Depositary certificates representing the number of Detour Shares required to be issued to the PDX Shareholders in connection with the Amalgamation. Following the Effective Time, upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding PDX Shares together with the Letter of Transmittal enclosed with this Joint Circular and which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder, a certificate representing that number of Detour Shares that such holder has the right to receive pursuant to the Amalgamation Agreement and the surrendered certificate will be cancelled. If PDX Shares are registered in the name of a broker, bank or nominee, the registered holder of the shares must submit the letter of transmittal on behalf of the beneficial owner. If the Amalgamation is not effected, all certificates representing PDX Shares transmitted with a related Letter of Transmittal will be returned by certified mail to PDX Shareholders.

In the event of a transfer of ownership of PDX Shares that is not registered in the transfer records of PDX, a certificate representing the proper number of Detour Shares may be issued to the transferee if the certificate representing such PDX Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer.

Until surrendered, each certificate which immediately prior to the Effective Time represented PDX Shares will be deemed, at any time after the Effective Time, to represent only the right to receive upon such surrender the certificate representing Detour Shares that the holder thereof has the right to receive in respect of the certificate pursuant to the Amalgamation Agreement.

No fractional Detour Shares will be issued to PDX Shareholders upon the surrender of PDX Shares for exchange. As a result, the number of Detour Shares each PDX Shareholder will receive will be rounded up to the nearest whole number.

Any use of the mail to transmit a certificate for PDX Shares and a related Letter of Transmittal is at the risk of the PDX Shareholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used.

If any certificate that immediately prior to the Effective Time represented outstanding PDX Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will cause to be issued in exchange for such lost, stolen or destroyed certificate, a certificate representing Detour Shares deliverable in respect thereof in accordance with such holder’s Letter of Transmittal, as determined in accordance with the Amalgamation Agreement. When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the person to whom a certificate representing Detour Shares is to be issued must, as a condition precedent to the issuance thereof, give a bond satisfactory to Detour, the Depositary and Computershare in such amount as Detour, the Depositary and Computershare may direct or otherwise indemnify Detour, the Depositary and Computershare in a manner satisfactory to Detour, the Depositary and Computershare against any claim that may be made against Detour, the Depositary or Computershare with respect to the certificate alleged to have been lost, stolen or destroyed.

No dividends or other distributions declared or made after the Effective Time with respect to Detour Shares with a record date after the Effective Time will be delivered to the holder of any unsurrendered certificate that immediately prior to the Effective Time represented outstanding PDX Shares that were exchanged pursuant to the Amalgamation Agreement, unless and until the holder of record of such certificate surrenders such certificate (together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate) or complies with the required procedures in respect of lost, stolen or destroyed certificates. Subject to applicable law, at the time of such surrender of any such certificate or compliance with the required procedures in respect of lost, stolen or destroyed certificates, there will be paid to the holder of record of the certificate representing Detour Shares, without interest, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender paid with respect to such Detour Shares.

Detour and the Depositary are entitled to deduct and withhold from any dividend or distribution otherwise payable to any holder of PDX Shares or Detour Shares such amounts as Detour or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act or any provision of provincial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Estimated Costs

If the Combination is completed, Detour has agreed to bear both its and PDX’s costs and expenses incurred with respect to the Combination Agreement. The combined estimated fees, costs and expenses of PDX and Detour in connection with the Combination including, without limitation, financial advisor fees, soliciting dealer fees, filing fees, legal and accounting fees and printing and mailing costs are anticipated to be approximately $4 million.

CERTAIN INFORMATION CONCERNING THE PARTIES TO THE COMBINATION

Information Concerning Detour

Company Overview

Detour’s principal business is the acquisition, exploration and development of mineral properties. Detour’s main focus is the further exploration and future development of the Detour Lake property located mainly in north-eastern Ontario approximately eight kilometres west of the Ontario-Québec border and 140 kilometres northeast of Cochrane, Ontario. The Detour Lake project is the site of the Detour Lake gold deposit.

Recent Developments

Between acquiring the Detour Lake project in early 2007 and the end of 2008, Detour completed 251,152 metres of drilling in 729 holes on the project. Approximately 12,000 metres from this 2007-2008 drilling are in the process of being assayed. To date in 2009, Detour has completed approximately 11,000 metres of drilling in 33 holes. The results continue to show good continuity of the main mineralized zones and confirmation of additional gold mineralization within the US$700 pit shell (referred to in Detour’s material change report filed July 9, 2008 in respect of the updated mineral resource estimate for the Detour Lake project), which should positively impact the final pit design, including the reduction of the waste to ore ratio, for the feasibility study which Detour expects to be completed later this year.

Detour anticipates concluding a pre-feasibility study in the second quarter of 2009. Detour is advancing work on the next block model for the mineral resource and reserve estimate to be used in this pre-feasibility study. It is expected that results from an additional 102,000 metres of infill drilling (completed since the resource estimate of July 2, 2008 referred to in Detour’s material change report filed July 9, 2008) will be incorporated in the pre-feasibility study.

In this current economic climate of declining costs for key mine inputs and expected reduction in delivery time for long-lead items, Detour cancelled its Letter of Award for a SAG and two ball mills which it had placed in the third quarter of 2008. At this time, Detour has not entered into any commitments on long-lead items or construction contracts.

Corporate Information

Detour was incorporated on July 19, 2006 as 6600964 Canada Inc. pursuant to the CBCA. Pursuant to articles of amendment filed on August 21, 2006, 6600964 Canada Inc. changed its name to Detour Gold Corporation and removed its private company restrictions. The head and registered office of Detour is located at Royal Bank Plaza, 200 Bay Street, North Tower, Suite 2040, Toronto, Ontario, M5J 2J1.

Detour has no subsidiaries other than Detour Subco.

Detour Share Capital

Detour’s authorized share capital consists of an unlimited number of common shares (being the “Detour Shares” defined herein) and no other classes of shares. See “Information Concerning Detour Post-Combination — Detour Share Capital”.

The Detour shares are designated as “common shares” and the rights of the holders thereof are equal in all respects and include the rights, among other things to (i) vote at all meetings of shareholders, (ii) receive any dividends declared by Detour, and (iii) receive the remaining property of Detour upon the liquidation, dissolution or winding-up of Detour, whether voluntary or involuntary.

As of the close of business on February 19, 2009, there were 44,980,700 Detour Shares issued and outstanding. As of the close of business on February 19, 2009, there were also outstanding options to acquire an aggregate of 3,921,800 Detour Shares.

Dividend Policy

Detour has no history of earnings and as such Detour has not paid dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future. Payment of any future dividends will be at the discretion of the Detour Board after taking into account many factors, including operating results, financial condition and anticipated cash needs.

Previous Purchases and Sales of Securities

On July 19, 2006, the date of its incorporation, Detour issued 5,000,000 Detour Shares to certain directors and officers of Detour and certain other persons at a price of $0.001 per Detour Share. Following this issuance, Detour completed the following purchases and sales of its securities (excluding securities purchased or sold pursuant to the exercise of Detour Options):

•	On October 23, 2006, Detour completed a private placement of 5,000,000 subscription receipts at $2.00 per subscription receipt for gross proceeds of $10 million. Each subscription receipt entitled the holder thereof to acquire one Detour Share. The subscription receipts were automatically exchanged for Detour Shares upon the closing of Detour’s initial public offering on January 31, 2007.

•	On January 31, 2007, Detour completed an initial public offering of 10 million Detour Shares that were listed on the TSX. The Detour Shares were issued at a price of $3.50 per Detour Share for total gross proceeds to Detour of $35 million. In connection with the initial public offering, Detour issued 500,000 broker warrants with an exercise price of $3.85 per warrant and an expiry date of January 31, 2008. The warrants were all exercised for gross proceeds of $1.9 million. Concurrent with the closing of Detour’s initial public offering, and as partial consideration for its purchase of the Detour Lake property from PDX, Detour issued 20 million Detour Shares to PDX.

•	On February 21, 2008, Detour completed a bought deal private placement of 4 million special warrants. The special warrants were issued to investors under applicable prospectus exemptions at a price of $16.30 per special warrant, representing aggregate gross proceeds to Detour of $65.2 million. Each special warrant entitled the holder to acquire one Detour Share. The exercise of the special warrants was completed on April 30, 2008.

No Detour Shares were purchased by Detour during the 12 months preceding this Joint Circular.

Selected Financial Data

For certain historical financial information of Detour, see the audited and unaudited financial statements of Detour, including the notes thereto, and the associated interim Management’s Discussion and Analysis of Financial Condition and Results of Operations, all of which are incorporated herein by reference.

Directors and Executive Officers

There are currently eight directors on the Detour Board. Executive officers of Detour are appointed annually by the Detour Board and serve until their successors are duly appointed and qualified. Further information as to Detour’s directors and executive officers is contained in the documents incorporated by reference herein. Following the completion of the Combination, certain governance changes will be instituted pursuant to the terms of the Combination Agreement. See “Information Concerning Detour Post-Combination — Governance”. The Combination may constitute a “Change of Control” for purposes of the employment agreements of Detour’s officers and certain of its employees. If the Combination were deemed to be a “change of control”, under these officers’ employment agreements, these individuals would be entitled to a “change of control” payment in the event they were to terminate their employment in a prescribed period following the Combination and any unvested Detour Options held by these individuals would vest at the time of such termination and expire twelve months after such termination.

Further Information

See “Documents Incorporated By Reference” for documents incorporated herein by reference for further historical information in respect of Detour.

Information Concerning PDX

Overview

PDX is Detour’s largest shareholder. PDX’s principal asset is its 19 million Detour Shares, representing approximately 42.2% of the issued and outstanding Detour Shares.

Corporate Information

PDX is a corporation existing under the laws of Alberta. The registered office of PDX is 14505 Banister Road, 3rd Floor, South East, Calgary, Alberta, T2X 3J3. The principal place of business of PDX is located at 440 Harrop Drive, 2nd Floor, Milton, Ontario, L9T 3H2.

PDX has no subsidiaries.

PDX Share Capital

The authorized capital of PDX consists of an unlimited number of common shares (being the “PDX Shares” defined herein) without nominal value, and an unlimited number of preferred shares issuable in series.

At the close of business on February 19, 2009, there were 73,899,870 PDX Shares and no preferred shares outstanding. As of the close of business on February 19, 2009, there were also outstanding options to acquire an aggregate of 2,110,000 PDX Shares under the PDX Option Plan.

Dividend Policy

The payment of dividends on the PDX Shares is at the discretion of the PDX Board and depends on the financial condition and the need to finance the business activities of PDX. PDX has not paid any dividends on the PDX Shares since its incorporation and there is no present intention of paying any dividends.

Previous Distributions of Securities

During the five fiscal years ended December 31, 2004 to 2008, and from January 1, 2009 up to the date preceding the date of this Joint Circular, PDX has distributed the following PDX Shares:

Private Placements of PDX Shares

On May 8, 2008, PDX issued 6,000 PDX shares valued at $3.96 each and an aggregate value of $23,760 pursuant to an agreement to acquire a property (subsequently transferred to Pelangio Exploration).

On March 3, 2008, PDX issued 1,500,000 PDX Shares valued at $4.56 each and an aggregate value of $6,834,000 pursuant to a third tranche payment under certain option agreements relating to its property in Ghana (subsequently transferred to Pelangio Exploration).

On June 14, 2007, PDX issued 2,250,000 PDX Shares valued at $1.51 each and an aggregate value of $3,397,500 pursuant to a second tranche payment under certain option agreements relating to its property in Ghana (subsequently transferred to Pelangio Exploration).

On April 17, 2007, PDX completed a private placement of 358,000 flow-through PDX Shares at a price of $1.40 each for aggregate gross proceeds of $501,200.

On April 17, 2007, PDX completed a private placement of 175,000 PDX Shares at a price of $0.99 each for aggregate gross proceeds of $173,250.

On July 10, 2006, PDX issued 3,000,000 PDX Shares valued at $1.28 each and an aggregate value of $3,840,000 pursuant to a first tranche payment under certain option agreements relating to its property in Ghana (subsequently transferred to Pelangio Exploration).

On October 13, 2004, PDX issued 25,000 PDX Shares valued at $0.52 each and an aggregate value of $13,000 pursuant to an agreement to acquire a property (subsequently transferred to Pelangio Exploration).

On March 5, 2004, PDX completed a private placement of 6,172,895 units at a price of $0.95 per unit for aggregate gross proceeds of $5,864,250. Each unit consisted of one PDX Share and one-half PDX Share purchase warrant. Each whole PDX Share purchase warrant entitled the holder to purchase one PDX Share for $1.10 until March 2006. Subsequently, each PDX Share purchase warrant was exercised.

PDX Shares Issued Upon the Exercise of PDX Options

The table below indicates the number of PDX Shares that were issued by PDX during the five fiscal years ended December 31, 2004 to 2008, and from January 1, 2009 up to the date preceding the date of this Joint Circular upon the exercise of PDX Options.

	Number of	Average Exercise	Aggregate Proceeds
Fiscal Year	PDX Shares Issued	Price per PDX Share	Received by PDX

2009 (up to February 20)	10,000	$0.880	$8,800
2008	1,433,800	$0.469	$672,525
2007	393,500	$0.300	$118,125
2006	2,894,700	$0.211	$610,912
2005	805,000	$0.143	$115,350
2004	1,224,672	$0.160	$195,901

Officers and Other Employees

At the Effective Time, all current officers and employees of PDX will elect to terminate their employment with PDX and will resign their offices. The Combination will constitute a “Change of Control” under certain of these individuals’ employment agreements. Accordingly, upon such termination, these individuals will be entitled to change of control payments in an aggregate amount of approximately $680,000.

Assets and Liabilities of PDX

Aside from the 19 million Detour Shares that it owns, PDX has no material assets and PDX’s business is limited to its investment in those Detour Shares. As at September 30, 2008, PDX had current liabilities of $382,242. Since September 30, 2008, PDX has incurred current liabilities in the ordinary course of its business, legal fees associated with the Arrangement and liabilities in connection with the Combination. For further information as to the assets and liabilities of PDX as at September 30, 2008, see the restated unaudited interim financial statements of PDX as at September 30, 2008 incorporated by reference herein. PDX is party to (i) a lease agreement dated July 15, 2007 for the lease of its head office and (ii) a rental agreement dated April 25, 2002 for the lease of a field office, each of which will be assigned to and assumed by Pelangio Exploration prior to the Effective Time.

PDX Option Plan

PDX has in place the PDX Option Plan for the benefit of certain officers, directors, employees and consultants of PDX. The maximum number of PDX Shares that may be issued under the PDX Option Plan from and after May 8, 2007 is 6,500,000. As of the close of business on February 19, 2009, there were outstanding options to acquire an aggregate of 2,110,000 PDX Shares. For further information relating to the PDX Option Plan, refer to the documents incorporated by reference herein.

The Combination will constitute a “change of control” under the PDX Option Plan. Accordingly, by the terms of the PDX Option Plan, all unvested PDX Options will vest at the Effective Time. As of February 19, 2009, there were a total of 304,375 unvested PDX Options outstanding. The PDX Option Plan further provides that any PDX Option holder that is terminated at any time following a “change of control” will have 180 days from the date of such termination to exercise his or her vested PDX Options. However, the PDX Option Plan has been amended by PDX, such amendment to be effective at the Effective Time, to provide that the PDX Options held by directors, officers, employees and consultants of PDX who shall cease to hold any such position at (or immediately before or after) the Effective Time will maintain their original expiry dates as if the holder continued to hold his or her position at PDX until the applicable expiry date, provided that, upon the consummation of a transaction by which all of the outstanding Detour Shares are acquired or exchanged for cash, property or the securities of another person (or any combination thereof), whether by take-over bid, merger, amalgamation or plan of arrangement, any such Converted Options held by an individual (other than a director or senior officer of PDX) that remain unexercised as at consummation of such a transaction shall immediately terminate. At the Effective Time, the PDX Option Plan will be assumed by Detour. See “The Combination — Treatment of Outstanding PDX Options”.

The following table sets forth the number of PDX Options owned by directors and senior officers of PDX and the grant and expiry dates for each:

			Outstanding
Name	Grant Date(1)	Expiry Date	Options

Ingrid Hibbard,	29-Mar-2007	29-Mar-2012	200,000
President and Chief Executive Officer and Director	21-Dec-2007	21-Dec-2012	250,000
			450,000
Peter Crossgrove,	21-Dec-2007	21-Dec-2012	150,000
Director			150,000
David Mosher,	29-Mar-2007	29-Mar-2012	100,000
Director	21-Dec-2007	21-Dec-2012	100,000
			200,000
Carl Nurmi,	29-Mar-2007	29-Mar-2012	100,000
Director	21-Dec-2007	21-Dec-2012	100,000
			200,000
Philip Olson,	29-Mar-2007	29-Mar-2012	100,000
Director	21-Dec-2007	21-Dec-2012	100,000
			200,000
Gord Slade,	29-Mar-2007	29-Mar-2012	100,000
Director	21-Dec-2007	21-Dec-2012	100,000
			200,000
Ian Shaw,	29-Mar-2007	29-Mar-2012	50,000
Director	21-Dec-2007	21-Dec-2012	15,000
			65,000
Paul Rokeby,	29-Mar-2007	29-Mar-2012	12,500
Chief Financial Officer	21-Dec-2007	21-Dec-2012	7,500
			20,000
Warren Bates,	25-Jun-2007	25-Jun-2012	80,000
Vice President Exploration	21-Dec-2007	21-Dec-2012	150,000
			230,000
Brendan Cahill,	14-Jan-2008	14-Jan-2013	75,000
Corporate Secretary			75,000

Total			1,790,000

(1)	Other than in connection with a “change of control”, PDX Options vest according to the following schedule: (a) 25% on the grant date and (b) 25% on each of the six, twelve and eighteen month anniversaries of the grant date.

Directors’ and Officers’ Liability Insurance

PDX maintains insurance for the liability of its directors and officers arising out of the performance of their duties. The total amount of such insurance maintained is $5 million subject to a $25,000 deductible loss payable by PDX. The premium payable by PDX for the period from June 30, 2008 to June 30, 2009 is $17,431.20. All current directors and officers of PDX will resign their positions with PDX as of the Effective Time.

Pursuant to the Combination Agreement, Detour has agreed to indemnify and hold harmless each present and former director and officer of PDX to the fullest extent permitted under applicable Laws and has agreed to, if PDX is unable to do so, purchase and maintain for the period from the Effective Time until six years after the Effective Time on a “trailing” (or “run-off”) basis, a prepaid, non-cancellable directors’ and officers’ insurance policy for the benefit of these directors and officers, all on the terms and conditions specified in the Combination Agreement.

Information Concerning Detour Subco

Detour Subco was incorporated under the ABCA on January 19, 2009 for the purpose of implementing the Combination. To date, Detour Subco has not carried on any business other than in connection with the Combination. Detour Subco is a wholly-owned subsidiary of Detour and its registered office address is 3000, 237-4 Avenue SW, Calgary, Alberta, T2P 4X7. Upon completion of the Combination, Detour Subco will be amalgamated with PDX.

Authorized Capital

The authorized capital of Detour Subco consists of an unlimited number of common shares. There are 100 common shares of Detour Subco issued and outstanding, all of which are held by Detour. No shares of Detour Subco may be transferred without the express consent or approval of either (i) the board of directors of Detour Subco or the shareholders of Detour Subco, in each case as evidenced by a resolution duly passed by the board of directors or shareholders of Detour Subco or (ii) a majority of the directors of Detour Subco then in office or the holders of a majority of the shares of Detour Subco entitled to vote for the election of directors generally, in each case as evidenced by a written instrument signed by them.

INFORMATION CONCERNING DETOUR POST-COMBINATION

Overview

As discussed earlier in this Joint Circular under “Certain Information Concerning the Parties to the Combination — Information Concerning PDX”, aside from the 19 million Detour Shares that it owns, PDX has no material assets and PDX’s business is limited to its investment in those Detour Shares. Further, the employment of all current officers and employees of PDX will be terminated as of the Effective Time. As a result, other than the implementation of the governance arrangements discussed below under “—Governance”, Detour does not anticipate that consummating the Combination will have a significant effect on its ongoing business. As noted elsewhere in this Joint Circular, Detour will incur certain costs and assume certain liabilities in connection with the proposed transaction.

Detour Share Capital

Amalco, the company resulting from the Amalgamation of PDX and Detour Subco, will be a wholly-owned subsidiary of Detour. Promptly after the Amalgamation, Detour intends to assume the liabilities of Amalco and dissolve Amalco pursuant to section 211(2.1) of the ABCA. Following this dissolution, the 19 million Detour Shares currently owned by PDX (and which will, following the Amalgamation, be owned by Amalco) will be cancelled. Accordingly, aside from any issuances of Detour Shares pursuant to PDX Options (exercised prior to the Effective Time) and/or Converted Options (exercised following the Effective Time), the Combination will not affect the outstanding share capital of Detour. PDX Shareholders immediately prior to the Effective Time will, in the aggregate, own approximately 42.2% of all issued and outstanding Detour Shares (assuming no exercise of outstanding PDX Options or Detour Options prior to the Effective Time). This is equivalent to the voting and beneficial interest in Detour currently held by PDX. Detour Shareholders immediately prior to the Effective Time will continue to hold their existing Detour Shares and their voting and beneficial interest in Detour will remain substantially the same.

The following table sets forth the number of Detour Shares to be issued upon exercise of outstanding options issued pursuant to the Detour Option Plan, the weighted average exercise price of such options and the number of Detour Shares remaining available for future issuance under the Detour Option Plan, all as at December 31, 2008:

			Number of Detour
			Shares remaining
	Number of Detour Shares	Weighted-average	available for future
	to be issued upon exercise	exercise price of	issuance under equity
	of outstanding options(2)	outstanding options	compensation plans(2)(3)
Plan Category	(a)	(b)	(c)
Detour Option Plan(1)	3,363,700	$8.60	1,152,680
Total	3,363,700	$8.60	1,152,680

(1)	The Detour Option Plan is Detour’s only equity compensation plan and it has been approved by Detour shareholders.

(2)	On December 30, 2008, the Detour Board approved grants of Detour Options exercisable for 645,000 Detour Shares. In addition, since December 31, 2008, a total of 116,900 Detour Shares have been issued in respect of Detour Options outstanding at December 31, 2008. Accordingly, as of February 19, 2009, the number of Detour Shares to be issued upon the exercise of outstanding Detour Options is 3,891,800.

(3)	Excluding the Detour Shares reserved for issuance upon the exercise of outstanding options presented in column (a) of this table.

At the Effective Time, Detour will assume the PDX Option Plan and the outstanding obligations of PDX under the PDX Option Plan in respect of the Converted Options and Detour will be substituted for PDX under the PDX Option Plan. The Detour Shares to be reserved for issuance following the Effective Time in respect of the Converted Options under the PDX Option Plan will not reduce the maximum aggregate number of Detour Shares that may be reserved for issuance under the Detour Option Plan.

Governance

Management

Following the Effective Time, Gerald Panneton will continue to serve as the President and Chief Executive Officer of Detour and Paul Martin will continue to serve as the Chief Financial Officer of Detour. Michael Kenyon, a current director of Detour, will assume the role of Executive Chairman. The role of Executive Chairman will be as described in Schedule E to the Combination Agreement, which is appended to this Joint Circular as Appendix “C”. The other senior offices of Detour will continue to be held by the people currently holding such positions.

Board of Directors and Committees

The number of directors is currently set at eight. At the Effective Time, the current directors of Detour will increase the size of the Detour Board to nine directors. Robert A. Dickinson and Judy M. Thomson have tendered resignations from the Detour Board to take effect at the Effective Time. Immediately prior to the Effective Time, the Detour Board will appoint the following three new independent directors to the Detour Board: Peter Crossgrove, in the role of Non-Executive Co-Chairman and Lead Director, André Gaumond and Jonathan Rubenstein, such appointments to take effect at the Effective Time. Each of these three individuals has established his eligibility and willingness to serve as a director of the Detour Board. The role of the Non-Executive Co-Chairman and Lead Director will be as described in Schedule E to the Combination Agreement, which is appended to this Joint Circular as Appendix “C”.

The individuals identified in the table that follows will constitute the directors and executive officers of Detour following the completion of the Combination. The directors will hold office until the next annual general meeting of the Detour Shareholders or until their respective successors have been duly elected or appointed.

		Detour Shares
		Beneficially Owned or
		Over Which Control Is	Detour Shares Subject
Name and Municipality of Residence	Office with Detour	Exercised(1)(2)	to Options Held(1)

J. Michael Kenyon Vancouver, British Columbia	Executive Chairman and Director	35,000	200,000
Peter E. Crossgrove Toronto, Ontario	Non-Executive Co-Chairman and Lead Director	—	38,565	(3)(4)
Gerald S. Panneton Terra Cotta, Ontario	President and Chief Executive Officer and Director	619,500	400,000
Louis Dionne Oakville, Ontario	Director	—	150,000
André Gaumond Lac Beauport, Québec	Director	—	—	(4)
Ingrid J. Hibbard Burlington, Ontario	Director	1,000	265,695	(3)
Philip E. Olson Saskatoon, Saskatchewan	Director	—	141,420	(3)
Jonathan Rubenstein Vancouver, British Columbia	Director	—	—	(4)
Ronald W. Thiessen Vancouver, British Columbia	Director	272,000	150,000
Paul Martin Toronto, Ontario	Chief Financial Officer	—	400,000

(1)	The information as to Detour Shares beneficially owned or controlled or subject to options held has been furnished by the respective directors and executive officers individually.

(2)	This number does not include Detour Shares that may be purchased upon the exercise of any options held by the individual.

(3)	In addition to Detour Shares that may be purchased upon the exercise of Detour Options held by the individual, this number includes Detour Shares that may be purchased upon the exercise of the Converted Options to which the individual will be entitled at the Effective Time based on outstanding PDX Options held by the individual as of February 19, 2009.

(4)	As these individuals will be newly appointed to the Detour Board on the Effective Date, they do not currently hold any Detour Options. They may however be granted Detour Options at the first meeting of the Detour Board following the Effective Date. Whether any such grant will be made, and the number and terms of any Detour Options granted, is subject to the determination of the Compensation Committee of Detour and the approval of the Detour Board.

J. Michael Kenyon.  Mr. Kenyon has been a director of Detour since March 2008. Mr. Kenyon is a member of the Compensation and Corporate Governance and Nominating Committees and the Technical Committee of Detour. Mr. Kenyon is a geologist with 30 years of experience. Mr. Kenyon has previously served as President and Chief Executive Officer of Sutton Resources Ltd. and President and Chief Executive Officer of Canico Resource Corp. He has also served as a director of Cumberland Resources Ltd. Mr. Kenyon is Chairman of the board of directors of Troon Ventures Ltd.

Peter E. Crossgrove.  Mr. Crossgrove is a member of the Order of Canada and the former Chairman and a founder of Masonite International Inc., a door manufacturing company. Prior to January 1993, he was Vice Chairman and Acting Chief Executive Officer of Placer Dome Inc. Mr. Crossgrove sits on boards of several public companies, including Barrick Gold, Dundee REIT, Excellon Resources, Quadra Logic Technologies, Pelangio Exploration and West Timmins Mining, and several non-profit organizations.

Gerald S. Panneton.  Mr. Panneton has been a director of Detour since July 2006. Mr. Panneton is President and Chief Executive Officer of Detour and is a member of the Technical Committee. Mr. Panneton is a geologist with over 25 years of experience in mineral exploration and development. Mr. Panneton has served as President and Chief Executive Officer of Continental Minerals Corporation and has also worked for Barrick Gold Corporation, Lac Minerals Ltd., Placer Dome Exploration, Inc. and Vior-Mazarin Group.

Louis Dionne.  Mr. Dionne has been a director of Detour since September 2006. Mr. Dionne is a member of the Audit Committee, the Compensation and Corporate Governance and Nominating Committees and the Technical Committee of Detour. Mr. Dionne is a mining engineer and a self-employed mining consultant. Prior to 2005, Mr. Dionne was President and Chief Executive Officer of Richmont Mines Ltd. and Senior Vice President, Underground Operations of Barrick Gold Corporation. Mr. Dionne is a director of Aurizon Mines Ltd.

André Gaumond.  Mr. Gaumond has worked as a geologist for several organizations, including Noranda Inc., SOQUEM and the Government of Quebec. Mr. Gaumond was President, Chief Executive Officer and director of Virginia Gold Mines Inc. from 1992 until 2006 and is currently President, Chief Executive Officer and a director of Virginia Mines Inc. Mr. Gaumond is a director of the Prospectors and Developers Association of Canada.

Ingrid J. Hibbard.  Ms. Hibbard has been a director of Detour since January 2007. Ms. Hibbard is President, Chief Executive Officer and a director of PDX and Pelangio Exploration. Ms. Hibbard is a mining and securities lawyer with over 25 years of experience in the mining industry. Ms. Hibbard has served as Corporate Secretary of Hemlo Gold Mines Inc.

Philip E. Olson.  Mr. Olson has been a director of Detour since January 2007. Mr. Olson is a member of the Audit Committee and the Technical Committee of Detour. Mr. Olson is Chairman and Chief Executive Officer of Titan Uranium Inc. Mr. Olson is also a director of PDX and Pelangio Exploration. Previously, Mr. Olson was Vice President of Claude Resources Inc. and has worked for Hemlo Gold Mines Inc. and Falconbridge Limited.

Jonathan Rubenstein.  Mr. Rubenstein practised law until 1993 and was a full time mining executive until the end of 2005. Since that time, Mr. Rubenstein has been semi-retired. Mr. Rubenstein has served as a director for a number of public mining companies, including Cumberland Resources Ltd., Sutton Resources Ltd., Canico Resource Corp. and Aurelian Resources. Mr. Rubenstein is currently a director of MAG Silver Corp. and Troon Ventures Ltd.

Ronald W. Thiessen.  Mr. Thiessen has been Chairman and a director of Detour since July 2006. Mr. Thiessen is a member of the Compensation and Corporate Governance and Nominating Committees of Detour. Mr. Thiessen is President and Chief Executive Officer of Amarc Resources Ltd., Director of Anooraq Resources Corporation, Co-Chairman of Continental Minerals Corporation, Chairman of Farallon Resources Ltd., Chairman of Great Basin Gold Ltd., President and Chief Executive Officer of Northern Dynasty Minerals Ltd. and Chairman of Taseko Mines Ltd.

Paul Martin.  Mr. Martin has been Chief Financial Officer of Detour since September 2008. Mr. Martin has nearly 25 years of finance experience, mainly in the mining industry. Mr. Martin began his career as a Chartered Accountant. He has held senior finance positions in both precious metals and base metals mining and development companies. Prior to joining Detour, Mr. Martin was Chief Financial Officer for New Gold Inc. and for Gabriel Resources Ltd., and Vice President Corporate Finance for TVX Gold Inc.

The Combination Agreement provides that, if prior to the Effective Time any of Ms. Hibbard, Mr. Olson and Mr. Crossgrove (collectively, the “PDX Nominees”) shall become unwilling or unable to serve as a director of Detour, PDX shall select a replacement for such PDX Nominee who is acceptable to the Detour Board, acting reasonably. The Combination Agreement further provides that Ms. Hibbard and Mr. Crossgrove shall be nominated for re-election at each of the 2009 and 2010 annual general meetings of the Detour Shareholders.

Directors Resigning from the Detour Board

Immediately prior to the Effective Time, Robert Dickinson and Judy Thomson will resign from their position as directors on the Detour Board. The Combination Agreement provides that Detour Options held by these two resigning directors will be treated in the same way as the Converted Options held by directors and senior officers of PDX. Specifically, these Detour Options will vest immediately at the Effective Time and maintain their original expiry dates as if they continued to hold such positions until the applicable expiry date, notwithstanding that their directorship has been terminated. The Detour Option Plan provides that vesting of Detour Options is at the discretion of the Detour Board, and the Detour Board has determined that accelerating the vesting of Detour Options held by these two departing directors is appropriate in these circumstances.

Corporate Governance and Nominating Committee

Pursuant to the terms of the Combination Agreement, at the Effective Time, the corporate governance and nominating committee of the Detour Board will be comprised of Ms. Hibbard, Jonathan Rubenstein and André Gaumond. The Combination Agreement further provides that Ms. Hibbard and Peter Crossgrove shall be nominated for re-election at each of the 2009 and 2010 annual general meetings of the Detour Shareholders.

Audit Committee

Upon the resignation of Judy M. Thomson as director of Detour, to take effect at the Effective Time, there will be a vacancy in the position of Chair of the Audit Committee. The Detour Board intends to appoint a new Chair to the Audit Committee to fill this vacancy at its first meeting following the Effective Date.

Anticipated Accounting Treatment

Detour will account for the Combination as an acquisition of assets and cancellation and re-issuance of Detour Shares.

COMPARATIVE MARKET PRICE DATA

Detour Shares trade on the TSX under the symbol “DGC”. PDX Shares trade on the TSX under the symbol “PLG”. The table below sets forth, for the periods indicated, the high and low daily sales prices for Detour Shares and PDX Shares as reported in published financial sources. These quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

Detour

	High	Low	Volume
Period	($)	($)	(shares)

January 2008	19.75	12.15	6,029,818
February 2008	19.44	16.08	3,127,668
March 2008	21.54	17.00	3,123,365
April 2008	19.21	16.02	3,723,346
May 2008	20.77	16.50	2,518,782
June 2008	25.15	18.81	3,381,258
July 2008	25.40	16.25	4,874,331
August 2008	18.77	11.55	4,071,505
September 2008	13.49	8.61	5,094,649
October 2008	12.17	2.86	8,124,609
November 2008	6.80	3.21	3,324,563
December 2008	8.57	3.18	4,760,951
January 2009	9.30	6.09	4,053,981
February 2009 (through February 19, 2009)	11.80	8.10	3,423,565

PDX

	High	Low	Volume
Period	($)	($)	(shares)

January 2008	4.66	2.50	9,687,641
February 2008	4.65	3.90	4,212,129
March 2008	4.81	3.56	8,210,747
April 2008	4.15	3.51	3,966,018
May 2008	4.48	3.51	3,873,080
June 2008	5.40	3.90	5,244,553
July 2008	5.48	3.55	5,155,400
August 2008	4.24	2.10	7,620,358
September 2008(1)	3.10	1.60	5,928,738
October 2008	2.36	0.54	5,884,507
November 2008	1.35	0.60	2,822,613
December 2008	1.71	0.65	3,710,342
January 2009	2.28	1.35	4,700,749
February 2009 (through February 19, 2009)	2.85	2.00	2,626,904

(1)	September 3, 2008 was the first trading day on which the PDX Shares traded ex-distribution on the TSX in connection with the effectiveness of the Arrangement.

On January 23, 2009, the last trading day before the announcement of the Combination on January 26, 2009, the PDX Shares closed at $1.65 on the TSX and the Detour Shares closed at $8.26 on the TSX. The table above shows only historical comparisons. Because the market prices of Detour Shares and PDX Shares will likely fluctuate prior to the Combination, these comparisons may not provide meaningful information, and the market value of the Detour Shares that Detour will issue to holders of PDX Shares pursuant to the Combination may increase or decrease prior to the Effective Date of the Combination. PDX Shareholders and Detour Shareholders are encouraged to obtain current market quotations for Detour Shares and PDX Shares and to review carefully the other information contained in this Joint Circular.

On February 19, 2009, there were 44,980,700 issued and outstanding Detour Shares and 73,899,870 issued and outstanding PDX Shares.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR PDX SHAREHOLDERS

General

In the opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel to PDX, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations generally applicable to a beneficial owner of PDX Shares who disposes of PDX Shares pursuant to the Combination and who, for purposes of the application of the Tax Act and at all relevant times (a) holds the PDX Shares, and will hold any Detour Shares received pursuant to the Combination, as capital property and (b) deals at arm’s length with and is not affiliated with Detour or PDX. Persons meeting such requirements are referred to as a “Holder” or “Holders” herein, and this summary only addresses such Holders. PDX Shares will generally constitute capital property to a Holder unless the Holder holds such shares in the course of carrying on a business or as part of an adventure in the nature of trade.

This summary is not applicable to persons holding PDX Options or other rights to acquire PDX Shares, or persons who acquired PDX Shares on the exercise of employee stock options, and all such persons should consult their own tax advisors in this regard. In addition, this summary is not applicable to a PDX Shareholder that is a “financial institution” (as defined in the Tax Act for purposes of the mark-to-market rules), a “specified financial institution” as defined in the Tax Act, a shareholder an interest in which is a “tax shelter investment” for purposes of the Tax Act, or a shareholder to whom the “functional currency” (as defined in the Tax Act) reporting rules apply. Such persons should consult their own tax advisors with respect to their own particular circumstances.

This summary is based on the current provisions of the Tax Act, all specific proposed amendments to the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) before the date hereof (“Proposed Amendments”) and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing prior to the date hereof and assumes that the Proposed Amendments will be enacted in the form proposed. No assurances can be given that the Proposed Amendments will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate changes in Law, whether by judicial, governmental or legislative decision or action, or changes in the administrative policy or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, shareholders should consult their own tax advisors having regard to their own particular circumstances.

Holders Resident in Canada

This part of the summary is generally applicable to Holders who at all relevant times, for purposes of the application of the Tax Act are, or are deemed to be, resident in Canada (a “Resident Holder” or “Resident Holders”). Certain Resident Holders whose PDX Shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act the effect of which may be to deem their PDX Shares and every “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years to be capital property. Resident Holders whose PDX Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

Disposition of PDX Shares on the Combination

A Resident Holder (other than a Dissenting Shareholder) will be deemed to have disposed of the holder’s PDX Shares for proceeds of disposition equal to the adjusted cost base to the holder of such shares immediately before the Combination, so that such Resident Holder will not realize a capital gain or a capital loss. Such a Resident Holder will be considered to have acquired the Detour Shares at a cost equal to the adjusted cost base to the holder of the holder’s PDX Shares immediately before the Combination, and in determining the adjusted cost base of such shares the cost of such Detour Shares will be averaged with the adjusted cost base to that holder of any other Detour Shares held by the holder at that time as capital property.

Holding and Disposing of Detour Shares

In the case of a Resident Holder who is an individual (other than certain trusts), dividends received or deemed to be received on Detour Shares will be included in computing the Resident Holder’s income, and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends paid by taxable Canadian corporations under the Tax Act, including the enhanced gross-up and dividend tax credit applicable to any dividend designated as an “eligible dividend” in accordance with the provisions of the Tax Act.

A Resident Holder that is a corporation will be required to include in income any dividend received or deemed to be received on Detour Shares, and generally will be entitled to deduct an equivalent amount in computing its taxable income. A Resident Holder that is a “private corporation” (as defined in the Tax Act) or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received (or deemed to be received) on the Detour Shares to the extent such dividends are deductible in computing taxable income for the year.

Generally, a Resident Holder who disposes of or is deemed to dispose of a Detour Share in a taxation year will realize a capital gain (or capital loss) to the extent that such holder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the holder’s Detour Shares immediately before the disposition. For a description of the tax treatment of capital gains and losses, see “Canadian Federal Income Tax Considerations for PDX Shareholders — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses” below. Certain rules in the Tax Act may result in a capital loss that otherwise would have been realized by a Resident Holder from a disposition of Detour Shares that occurs in the period that begins 30 days before the Effective Date and ends 30 days after such date being suspended or denied.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Detour Share may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such Detour Share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a Detour Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the year a “Canadian controlled private corporation” (as defined in the Tax Act) may be liable to pay, in addition to tax otherwise payable under the Tax Act, a refundable tax on certain investment income including taxable capital gains.

Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax.

Dissenting Resident Holders

Under the current administrative practice of the CRA, a Resident Holder who exercises the right of dissent in respect of an amalgamation (a “Dissenting Resident Holder”) will be considered to have disposed of such holder’s shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the Dissenting Resident Holder (excluding any interest awarded by the court). Consequently, a Dissenting Resident Holder will realize a capital gain (or capital loss) to the extent that the amount of the payment, net of any interest awarded by a court, exceeds (or is less than) the aggregate of the holder’s adjusted cost base of such shares immediately before the disposition and any reasonable cost of disposition. The tax treatment of capital gains and losses to a Resident Holder is discussed above under “Canadian Federal Income Tax Considerations for PDX Shareholders — Holders Resident in Canada — Taxation of Capital Gains and Losses”. A Dissenting Resident Holder will be required to include in computing its income any interest awarded by the court.

Holders Not Resident in Canada

In addition to the comments set out under the heading “Canadian Federal Income Tax Considerations for PDX Shareholders — General” above, this portion of the summary is generally applicable to Holders who, at all relevant times for purposes of the application of the Tax Act, have not been and are not resident in Canada or deemed to be resident in Canada and do not use or hold, and are not deemed to use or hold their PDX Shares in carrying on a business in Canada. Holders meeting all such requirements are hereinafter referred to as a “Non-Resident Holder” or “Non-Resident Holders”, and this part of the summary only addresses such Non-Resident Holders. Special rules, which are not discussed in this summary, may apply to holders that are insurers carrying on an insurance business in Canada and elsewhere.

Disposition of PDX Shares on the Combination

The tax consequences to a Non-Resident Holder that disposes of PDX Shares on the Combination are the same as the tax consequences to a Resident Holder that disposes of PDX Shares on the Combination, as discussed above under “Canadian Federal Income Tax Considerations for PDX Shareholders — Holders Resident in Canada — Disposition of PDX Shares on the Combination”.

Holding and Disposing of Detour Shares

Dividends paid or deemed to be paid to a Non-Resident Holder on Detour Shares will be subject to non-resident withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty. Where the Non-Resident Holder is a U.S. resident entitled to benefits under the Canada-U.S. Income Tax Convention (1980) and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%.

A Non-Resident Holder will generally not be liable to Canadian income tax on a capital gain realized on a disposition or deemed disposition of Detour Shares unless the Non-Resident Holder’s Detour Shares are, or are deemed to be, taxable Canadian property (as described below) to the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable tax treaty.

Generally, Detour Shares will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that (a) such shares are listed on a “designated stock exchange” (as defined in the Tax Act) (which includes the TSX) at that time, and (b) at any time during the 60-month period ending at that time, the Non-Resident Holder, persons not dealing at arm’s length with such Non-Resident Holder, or the Non-Resident Holder together with all such persons, have not owned 25% or more of the issued shares of any class or series of the capital stock of Detour. If PDX Shares are taxable Canadian property to a Non-Resident Holder, Detour Shares acquired in exchange therefor on the Combination will be taxable Canadian property to such Non-Resident Holder.

Dissenting Non-Resident Holders

Under the current administrative practice of the CRA, a Non-Resident Holder who exercises the right of dissent in respect of an amalgamation (a “Dissenting Non-Resident Holder”) will be considered to have disposed of such holder’s shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the Dissenting Non-Resident Holder (excluding any interest awarded by the court). Consequently, a Dissenting Non-Resident Holder will realize a capital gain (or capital loss) to the extent that the amount of the payment, net of any interest awarded by a court, exceeds (or is less than) the aggregate of the holder’s adjusted cost base of such shares immediately before the disposition and any reasonable cost of disposition. The treatment of capital gains and losses to a Non-Resident Holder is discussed above under “Canadian Federal Income Tax Considerations for PDX Shareholders — Holders Not Resident in Canada — Holding and Disposing of Detour Shares”. A Dissenting Non-Resident Holder will not be subject to tax under the Tax Act in respect of any interest awarded to such holder by a court.

RISK FACTORS

The following risk factors, as well as the other information contained in this Joint Circular, including the documents incorporated by reference herein, should be carefully considered by Detour Shareholders and PDX Shareholders in evaluating whether to approve the Combination.

Risks Related to the Combination

If the Combination is not completed, the market price of the PDX Shares may decline significantly.

On January 26, 2009, the day on which the proposed Combination was publicly announced, the closing price for the PDX Shares on the TSX was $2.15, an increase of $0.50, or 30.3%, over the closing price on the prior trading day. If the current market price of the PDX Shares reflects an assumption that the Combination will be completed, then the price of the PDX Shares may decline significantly if the Combination is not completed.

If the Combination is not completed, Detour and/or PDX may incur significant costs.

If the Combination is not completed, Detour may be required to pay PDX, or PDX may be required to pay Detour, in certain circumstances specified in the Combination Agreement, a termination fee of $3.14 million or an expense reimbursement amount of up to $500,000 for the non-terminating party’s out-of-pocket costs and expenses incurred in connection with the transactions contemplated by the Combination Agreement.

In addition, PDX will be required to repay the full amount of the PDX Expense Amount (plus interest in certain circumstances). Moreover, Detour and PDX will each be responsible for their own legal, financial, advisory, accounting and other costs and expenses incurred in connection with the Combination Agreement. For more information about these costs, please see “The Combination — Estimated Costs”. PDX may be required to sell certain of its Detour Shares at a discount to fair market value in order to make these payments.

The completion of the Combination is subject to the satisfaction of conditions.

The obligations of Detour and PDX to complete the Combination are subject to the satisfaction or mutual waiver, where permissible, of certain conditions set forth in the Combination Agreement. By Law, some of these conditions must be satisfied in order to consummate the Combination, including obtaining the requisite approvals of the PDX Shareholders, the Detour Shareholders and the TSX. If the conditions provided for in the Combination Agreement are not satisfied (or waived, as applicable), the Combination will not be completed.

Detour expects to incur costs associated with the Combination.

Detour and PDX estimate they could collectively incur direct transaction costs of approximately $4 million in connection with the Combination. If the Combination is completed, Detour has agreed to pay all of these costs. In addition, Detour will incur additional costs to the extent that any holders of issued and outstanding PDX Shares exercise their right to dissent and receive fair value for their shares. Finally, in acquiring PDX, Detour will be assuming certain liabilities, including the contingent obligation to indemnify Pelangio Exploration in the circumstances identified in the Tax Indemnity Agreement. Detour does not believe these costs to be material.

Some of the conditions to the Combination may be waived by Detour or PDX without resoliciting shareholder approval for the Combination.

Some of the conditions set forth in the Combination Agreement may be waived by PDX or Detour, subject to the agreement of the other party in specific cases. If those conditions are waived, Detour and PDX will evaluate whether an amendment to the Joint Circular and a resolicitation of proxies is warranted. In the event that Detour or PDX determines that resolicitation of proxies is not warranted, the applicable company will have the discretion to complete the Combination without seeking the further approval of its shareholders.

Directors and senior officers of each of PDX and Detour have interests in the Combination that are different from the interests of PDX Shareholders and Detour Shareholders generally.

In considering whether to approve the Combination, PDX Shareholders and Detour Shareholders should recognize that some of the directors and senior officers of each of PDX and Detour have interests in the Combination that differ from, or are in addition to, their interests as PDX Shareholders or Detour Shareholders. These interests are described in detail under “The Combination — Interests of Certain Persons in the Combination”.

Effects on PDX if the Combination is Not Completed

If the PDX Combination Resolution is not approved by PDX Shareholders or if the Combination is not completed for any other reason, PDX Shareholders will not receive any Detour Shares for their PDX Shares in connection with the Combination. In addition, if the Combination is not completed, it is expected that management will operate PDX in a manner similar to that in which it is being operated today and that PDX Shareholders will continue to be subject to the same risks and opportunities to which they are currently subject.

Risks Related to Detour’s Business

In evaluating the Combination, Detour Shareholders and PDX Shareholders should carefully consider the risk factors and other information relating to Detour’s business in the documents incorporated by reference herein, including the risk factors incorporated herein from Detour’s Annual Information Form, Item 4.4 — “Description of Business — Risk Factors” and Detour’s management’s discussion and analysis for the interim period ended September 30, 2008 under the heading “Risk Factors”. See “Documents Incorporated by Reference — Detour”.

Risks Related to PDX’s Business

In evaluating the Combination, Detour Shareholders and PDX Shareholders should carefully consider the risk factors and other information relating to PDX’s business in the documents incorporated by reference herein, including the risk factors incorporated herein from PDX’s Annual Information Form under the heading “Risk Factors”. See “Documents Incorporated by Reference — PDX”.

INDEBTEDNESS OF DIRECTORS, OFFICERS AND EMPLOYEES

Detour

For the financial year of Detour ended December 31, 2007 and as of the date of this Joint Circular, there was no indebtedness owing to Detour by any officer, director, employee or former officer, director or employee of Detour, or by any associate of any such person, nor was any indebtedness of any such person the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding by Detour or any of its subsidiaries, other than routine indebtedness.

PDX

For the financial year of PDX ended December 31, 2007 and as of the date of this Joint Circular, there was no indebtedness owing to PDX by any officer, director, employee or former officer, director or employee of PDX, or by any associate of any such person, nor was any indebtedness of any such person the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding by PDX or any of its subsidiaries, other than routine indebtedness.

DIRECTORS’ AND OFFICERS’ INSURANCE

Detour

Detour maintains liability insurance for its directors and officers acting in their respective capacities. The annual premium payable by Detour in respect of such insurance is $31,300 and the total amount of insurance purchased for the directors and officers as a group is $10 million, subject to a deductible amount of $50,000 for each loss. The policy contains standard industry exclusions and no claims have been made thereunder to date.

PDX

PDX maintains insurance for the liability of its directors and officers arising out of the performance of their duties. For details in respect of this insurance, see “Certain Information Concerning the Parties to the Combination — Information Concerning PDX — Directors’ and Officers’ Liability Insurance”.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Detour

Management of Detour is not aware of any matters to come before the Detour Meeting other than those set forth in the notice of meeting. If other matters properly come before the Detour Meeting, it is the intention of the person named in the accompanying form of proxy to vote the Detour Shares represented thereby in accordance with his or her best judgment on such matters.

PDX

Management of PDX is not aware of any matters to come before the PDX Meeting other than those set forth in the notice of meeting. If other matters properly come before the PDX Meeting, it is the intention of the person named in the accompanying form of proxy to vote the PDX Shares represented thereby in accordance with his or her best judgment on such matters.

OTHER MATERIAL FACTS

Detour is not aware of any material facts concerning the Detour Shares or any other matter that has not previously been generally disclosed and that is known to Detour which would reasonably be expected to affect the decision of Detour Shareholders to approve or not approve the Combination, in each case, that are not disclosed in this Joint Circular or in the documents incorporated by reference herein.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Joint Circular or in any of the documents incorporated by reference herein, none of the directors or senior officers of Detour are aware of any material interest of any informed person, or any associate or affiliate of such informed person, in any transaction since the beginning of the most recently completed financial year which has materially affected Detour or any of its subsidiaries in the Combination or in any other proposed transaction which would materially affect Detour or any of its subsidiaries.

Other than as disclosed in this Joint Circular or in any of the documents incorporated by reference herein, none of the directors or senior officers of PDX are aware of any material interest of any informed person, or any associate or affiliate of such informed person, in any transaction since the beginning of the most recently completed financial year which has materially affected PDX in the Combination or in any other proposed transaction which would materially affect PDX.

AUDITORS, TRANSFER AGENT AND REGISTRAR

McGovern, Hurley, Cunningham, LLP, independent auditors, has audited the financial statements of Detour for each of the years ended December 31, 2007 and 2006, as set forth in its report thereon incorporated by reference herein. Detour has incorporated by reference such financial statements in reliance on McGovern, Hurley, Cunningham, LLP’s report.

McGovern, Hurley, Cunningham, LLP, independent auditors, has audited PDX’s consolidated financial statements for each of the two years ended December 31, 2007, as set forth in its report thereon incorporated by reference herein. PDX has incorporated by reference such consolidated financial statements in reliance on McGovern, Hurley, Cunningham, LLP’s report.

The transfer agent for the common shares of Detour is Computershare Investor Services Inc., 100 University Avenue, Toronto, Ontario, M5J 2Y1. The transfer agent for the common shares of PDX is Computershare Investor Services Inc., 600, 530 – 8th Avenue SW, Calgary, Alberta, T2P 358. Whether you are a Detour Shareholder or a PDX Shareholder, completed proxies should be returned to Computershare Investor Services Inc. at 100 University Avenue, Toronto, Ontario, M5J 2Y1, facsimile number: (416) 263-9524 or 1-866-249-7775, or by telephone at 1-866-732-8683 or (312) 588-4290 or internet at www.investorvote.com, as instructed on the form of proxy.

LEGAL MATTERS

Davies Ward Phillips & Vineberg LLP, Toronto, Ontario, have acted for Detour in connection with the Combination. Osler, Hoskin & Harcourt LLP, Toronto, Ontario, have acted for PDX in connection with the Combination. The partners and associates, as a group, of Osler, Hoskin & Harcourt LLP beneficially own less than 1% of the outstanding PDX Shares and less than 1% of the outstanding Detour Shares.

ADDITIONAL INFORMATION

Detour

Additional information relating to Detour is available at www.sedar.com. Detour Shareholders and PDX Shareholders may obtain without charge additional copies of Detour’s financial statements and management’s discussion and analysis for the financial period ended September 30, 2008 by written request addressed to: Detour Gold Corporation, Attn: Investor Relations, 200 Bay Street, Suite 2040, Royal Bank Plaza, North Tower, Toronto, Ontario M5J 2J1, facsimile (416) 304-6184. Financial information regarding Detour is provided in its financial statements and management’s discussion and analysis for the financial period ended September 30, 2008 which are incorporated by reference herein.

Additional copies of this document and the continuous disclosure documents filed by Detour with the Canadian securities regulatory authorities may be obtained by contacting Detour at the address noted above.

PDX

Additional information relating to PDX is available at www.sedar.com. PDX Shareholders and Detour Shareholders may obtain without charge additional copies of PDX’s financial statements and management’s discussion and analysis for the financial period ended September 30, 2008 by written request addressed to: PDX Resources Inc., Attention: Corporate Secretary, 440 Harrop Drive, 2nd Floor, Milton, Ontario L9T 3H2, or by facsimile at (905) 875-3829. Financial information regarding PDX is provided in its financial statements and management’s discussion and analysis for the financial period ended September 30, 2008, which are incorporated by reference herein.

Additional copies of this document and the continuous disclosure documents filed by PDX with the Canadian securities regulatory authorities may be obtained by contacting PDX at the address noted above.

APPROVAL OF DETOUR

The content of this Joint Circular, including the appendices attached hereto, and the sending thereof has been approved by the Detour Board.

The information concerning PDX contained in this Joint Circular, including the appendices attached hereto and the information incorporated by reference herein, has been provided by PDX. The Detour Board has relied upon this information without having made any independent inquiry as to the accuracy thereof. Detour assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of PDX to disclose facts or events which may affect the accuracy of any such information.

Dated at Toronto, Ontario, Canada, this 20th day of February, 2009.

Gerald S. Panneton
President and Chief Executive Officer
Detour Gold Corporation

APPROVAL OF PDX

The content of this Joint Circular, including the appendices attached hereto, and the sending thereof has been approved by the PDX Board.

The information concerning Detour contained in this Joint Circular, including the appendices attached hereto and the information incorporated by reference herein, has been provided by Detour. The PDX Board has relied upon this information without having made any independent inquiry as to the accuracy thereof. PDX assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of Detour to disclose facts or events which may affect the accuracy of any such information.

Dated at Toronto, Ontario, Canada, this 20th day of February, 2009.

Ingrid J. Hibbard
President and Chief Executive Officer
PDX Resources Inc.

AUDITORS’ CONSENT

We have read the Joint Management Information Circular with respect to a combination involving Detour Gold Corporation and PDX Resources Inc. dated February 20, 2009. We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.

We consent to the use in the above-mentioned Joint Management Information Circular of our report to the shareholders of Detour Gold Corporation on the balance sheets of Detour Gold Corporation as at December 31, 2007 and 2006 and the statements of loss and comprehensive loss, changes in shareholders’ equity, cash flows and schedule of exploration expenditures of Detour Gold Corporation for the year ended December 31, 2007, for the period from inception (July 19, 2006) to December 31, 2006, and for the period from inception (July 19, 2006) to December 31, 2007. Our report thereon is dated February 20, 2008, except for Note 15, which is at March 10, 2008.

Toronto, Canada
February 20, 2009

(Signed) McGovern, Hurley, Cunningham LLP
Chartered Accountants
Licensed Public Accountants

AUDITORS’ CONSENT

We have read the Joint Management Information Circular with respect to a combination involving PDX Resources Inc. and Detour Gold Corporation dated February 20, 2009. We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.

We consent to the incorporation by reference into the above-mentioned Joint Management Information Circular of our report to the shareholders of PDX Resources Inc. on the consolidated balance sheets of PDX Resources Inc. as at December 31, 2007 and 2006 and the consolidated statements of comprehensive income (loss), operations and retained earnings (deficit) and cash flows of PDX Resources Inc. for each of the years in the two-year period ended December 31, 2007. Our report thereon is dated February 25, 2008, except for Note 13, which is dated March 27, 2008.

Toronto, Canada
February 20, 2009

(Signed) McGovern, Hurley, Cunningham LLP
Chartered Accountants
Licensed Public Accountants

CONSENT OF OSLER, HOSKIN & HARCOURT LLP

We hereby consent to the reference to our opinions contained under “Canadian Federal Income Tax Considerations for PDX Shareholders” and “The Combination — Eligibility for Investment in Canada” in the Joint Management Information Circular of Detour Gold Corporation and PDX Resources Inc. dated February 20, 2009 and to the inclusion of the foregoing opinions in such Joint Management Information Circular.

Dated February 20, 2009

(Signed) Osler, Hoskin & Harcourt LLP

APPENDIX “A”

DETOUR COMBINATION RESOLUTION

BE IT RESOLVED THAT:

1.	the amalgamation (the “Amalgamation”) under section 181 of the Business Corporations Act (Alberta) (the “ABCA”) of 1448055 Alberta Ltd. (“Detour Subco”), a wholly-owned subsidiary of Detour Gold Corporation (“Detour”), with PDX Resources Inc. (“PDX”) pursuant to the amalgamation agreement (the “Amalgamation Agreement”) dated January 24, 2009 between Detour, Detour Subco and PDX, as it may have been amended in accordance with its terms, and the other transactions between Detour and PDX contemplated by the terms of, or relating to, the combination agreement (the “Combination Agreement”) between Detour and PDX, dated January 24, 2009, as described in the Joint Circular of Detour and PDX dated February 20, 2009, pursuant to which, among other things, common shares of PDX (other than those held by a shareholder who exercises the right to dissent) will be cancelled and each holder thereof (other than Detour) will receive in exchange that number of common shares of Detour provided for in the Combination Agreement, are hereby authorized and approved; and

2.	notwithstanding that this resolution has been duly passed by the shareholders of Detour, the board of directors of Detour may, in its sole discretion and without further approval of, or notice to, the shareholders of Detour, (i) amend or terminate the Combination Agreement to the extent permitted thereby, (ii) amend or terminate the Amalgamation Agreement to the extent permitted thereby, or (iii) not proceed with the Amalgamation, subject to compliance with the terms of the Amalgamation Agreement, at any time prior to the issue of a certificate giving effect to the Amalgamation.

APPENDIX “B”

PDX COMBINATION RESOLUTION

SPECIAL SHAREHOLDER RESOLUTION OF
PDX RESOURCES INC.
(“PDX”)

RESOLVED AS A SPECIAL RESOLUTION

1.	the amalgamation (the “Amalgamation”) under section 181 of the Business Corporations Act (Alberta) of 1448055 Alberta Ltd. (“Detour Subco”), a wholly-owned subsidiary of Detour Gold Corporation (“Detour”), and PDX, upon the terms and conditions set forth in the combination agreement (the “Combination Agreement”) among Detour and PDX, as it may have been amended in accordance with its terms, and which agreement is attached as Appendix “C” of the joint management proxy circular (the “Joint Circular”) of PDX and Detour dated February 20, 2009, as the Amalgamation may be modified or amended, is hereby authorized and approved and adopted;

2.	the amalgamation agreement (the “Amalgamation Agreement”) between Detour, PDX and Detour Subco, attached as Schedule B to the Combination Agreement, which is attached as Appendix “C” to the Joint Circular, and the entering into of the Amalgamation Agreement, as the same may have been amended in accordance with its terms, and the actions of the directors of PDX in approving the Amalgamation Agreement, and the actions of the directors and officers of PDX in executing and delivering the Amalgamation Agreement and any amendments thereto, in accordance with its terms, are hereby ratified, authorized and approved;

3.	the Combination Agreement between Detour and PDX, which is attached as Appendix “C” to the Joint Circular, and the entering into of the Combination Agreement, as the same may have been amended in accordance with its terms, and the actions of the directors of PDX in approving the Combination Agreement, and the actions of the directors and officers of PDX in executing and delivering the Combination Agreement and any amendments thereto, in accordance with its terms, and the other transactions between Detour and PDX contemplated by the terms of, or relating to, the Combination Agreement as described in the Joint Circular of Detour and PDX dated February 20, 2009, are hereby ratified, authorized and approved;

4.	notwithstanding that this Special Resolution has been duly passed by the shareholders of PDX, the board of directors of PDX may, in their sole discretion and without further approval of, or notice to, the shareholders of PDX, (i) amend or terminate the Combination Agreement to the extent permitted thereby, (ii) amend or terminate the Amalgamation Agreement to the extent permitted thereby, or (iii) not proceed with the Amalgamation, at any time prior to the issue of a certificate giving effect to the Amalgamation;

5.	any director or officer of PDX is hereby authorized and directed for and on behalf of and in the name of PDX to execute, under the corporate seal of PDX or otherwise, and to deliver to the Registrar acting under the Business Corporations Act (Alberta) for filing the articles of amalgamation and such other documents as are necessary or desirable to give effect to or carry out the intent of the foregoing resolutions; and

6.	any director or officer of PDX is hereby authorized and directed for and on behalf of and in the name of PDX, to do all acts and things and to execute, whether under the corporate seal of PDX or otherwise, and deliver all such documents and instruments as they may be considered necessary or desirable to give effect to or carry out the intent of the foregoing resolutions and the matters authorized thereby such determination to be conclusively evidenced by the execution of such documents or instruments or the doing of any such act or thing.

APPENDIX “C”

COMBINATION AGREEMENT

DETOUR GOLD CORPORATION

- and -

PDX RESOURCES INC.

COMBINATION AGREEMENT

January 24, 2009

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Interpretation Not Affected by Headings, etc.	6
1.3	Currency	7
1.4	Number, etc.	7
1.5	Date For Any Action	7
1.6	Entire Agreement	7
1.7	Statutory References, References to Persons and References to Contracts	7
1.8	No Strict Construction	7
1.9	Accounting Matters	7
1.10	Time Periods	7
1.11	Subsidiaries	7
1.12	Knowledge	7

ARTICLE 2 AMALGAMATION		8
2.1	Terms of Amalgamation	8
2.2	PDX Meeting	8
2.3	DGC Meeting	9
2.4	PDX Approval of the Amalgamation	9
2.5	DGC Approval of the Amalgamation	10
2.6	Circular	10
2.7	Securities and Corporate Compliance	10
2.8	Preparation of Filings	10
2.9	Options; Employees	11
2.10	Securities Laws; Filings and Orders	12
2.11	Payment of Consideration	12
2.12	Filing of Articles of Amalgamation	12
2.13	Adjustment to Exchange Ratio	12
2.14	Payment of Expenses	12

ARTICLE 3 REPRESENTATIONS AND WARRANTIES		13
3.1	Representations and Warranties of PDX	13
3.2	Representations and Warranties of DGC	13
3.3	Survival	13

ARTICLE 4 COVENANTS		13
4.1	PDX Recommendation of Amalgamation	13
4.2	DGC Recommendation of Amalgamation	14
4.3	Covenants of PDX	14
4.4	Operation of Business by PDX	15
4.5	Covenants of DGC	16
4.6	Operation of Business by DGC	17
4.7	Access to Information	18
4.8	Director and Officer Liability	18
4.9	Governance Arrangements	19

ARTICLE 5 NON-SOLICITATION		19
5.1	Covenants of PDX Regarding Non-Solicitation	19
5.2	Notice by PDX of Superior Proposal Determination	20
5.3	Covenants of DGC Regarding Non-Solicitation	21
5.4	Notice by DGC of Superior Proposal Determination	23

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ARTICLE 6 CONDITIONS		23
6.1	Mutual Conditions Precedent	23
6.2	Additional Conditions Precedent to the Obligations of DGC	24
6.3	Additional Conditions Precedent to the Obligations of PDX	24
6.4	Notice and Cure Provisions	25
6.5	Satisfaction of Conditions	25

ARTICLE 7 AMENDMENT AND TERMINATION		26
7.1	Amendment	26
7.2	Termination	26
7.3	Termination Payment and Expenses Payable by PDX	27
7.4	Termination Payment and Expenses Payable by DGC	28
7.5	Effect of Termination Payment or Payment of Expenses Payable	29

ARTICLE 8 GENERAL		29
8.1	Schedules	29
8.2	Notices	29
8.3	Assignment	30
8.4	Cooperation/Further Assurances	30
8.5	Expenses	30
8.6	Public Announcements	30
8.7	Governing Law	31
8.8	Invalidity of Provisions	31
8.9	Counterparts	31
8.10	Investigation by Parties	31
8.11	Time of Essence	31
8.12	Amendments	31
8.13	Specific Performance and other Equitable Rights	31
8.14	No Third Parties Beneficiaries	31
8.15	Waiver	31

Schedule A	Amalgamation Agreement
Schedule B	Amalgamation Resolution
Schedule C	DGC Shareholder Resolution
Schedule D	Regulatory Approvals
Schedule E	Corporate Governance Arrangements
Schedule F	Share Pledge Agreement
Schedule 3.1	Representations and Warranties of PDX
Schedule 3.2	Representations and Warranties of DGC
Schedule 4.4	Operation of Business by PDX
Schedule 4.6	Operation of Business by DGC

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COMBINATION AGREEMENT

THIS COMBINATION AGREEMENT made as of the 24th day of January, 2009,

BETWEEN:

DETOUR GOLD CORPORATION,
a corporation existing under the laws of Canada
(hereinafter referred to as “DGC”)

- and -

PDX RESOURCES INC.,
a corporation existing under the laws of Alberta
(hereinafter referred to as “PDX”)

WHEREAS DGC and PDX wish to enter into an agreement providing for the amalgamation of PDX and 1448055 Alberta Ltd., a wholly-owned Subsidiary of DGC, under section 181 of the Business Corporations Act (Alberta) subject to the terms and conditions of this Agreement, as a result of which PDX shall become a wholly-owned Subsidiary of DGC;

NOW THEREFORE this Agreement witnesses that, in consideration of the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively, and their grammatical variation shall have the respective corresponding meanings:

“Acquisition Proposal” means any DGC Acquisition Proposal or PDX Acquisition Proposal;

“Act” means the Business Corporations Act (Alberta) as now in effect and as it may be amended from time to time prior to the Effective Date;

“Affiliates” has the meaning ascribed thereto in Section 1.2 of National Instrument 45-106 — Prospectus and Registration Exemptions as in effect on the date hereof, provided that, for greater certainty, PDX and DGC are not Affiliates;

“Agreement” means this Combination Agreement including the Schedules hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Amalco” means the company resulting from the Amalgamation;

“Amalco Common Shares” means common shares in the share capital of Amalco, having the rights, privileges, conditions and restrictions described in the Articles of Amalgamation appended to the Amalgamation Agreement;

“Amalgamation” means the amalgamation of DGC Subco with PDX under section 181 of the Act pursuant to the Amalgamation Agreement, as contemplated by this Agreement;

“Amalgamation Agreement” means the agreement between DGC, DGC Subco and PDX in relation to the Amalgamation, dated the date hereof, attached hereto as Schedule A, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms and the terms hereof;

“Amalgamation Resolution” means the resolution of PDX Shareholders entitled to vote thereon, substantially in the form attached hereto as Schedule B;

“Articles of Amalgamation” means the articles of amalgamation required under the Act to be filed with the Registrar in connection with the Amalgamation;

“Business Day” means any day on which commercial banks are generally open for business in Toronto, Ontario and Edmonton, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Toronto, Ontario or Edmonton, Alberta under applicable Laws;

“Certificate of Amalgamation” means the certificate of amalgamation issued by the Registrar in connection with the Amalgamation pursuant to section 185(4) of the Act;

“Circular” means the joint management information circular to be prepared by PDX and DGC in respect of the PDX Meeting and the DGC Meeting;

“Confidentiality Agreement” means the agreement dated January 16, 2009, as amended from time to time in accordance with its terms, between PDX and DGC relating to certain confidential information;

“Contracts” means all oral or written contracts and agreements (including quotations, purchase orders and rebates), collective agreements, leases, deeds, indentures, instruments, entitlements, commitments, undertakings and orders made by or to which DGC or PDX, as the case may be, or any of its respective Subsidiaries is a party or by which DGC or PDX, as the case may be, or any of its respective Subsidiaries is bound or under which DGC or PDX, as the case may be, or any of its respective Subsidiaries has, or will have, any rights or obligations and includes rights to use, franchises, license agreements and agreements for the purchase and sale of assets or shares;

“Converted Option” has the meaning ascribed thereto in Section 2.9(a);

“Converted Option In The Money Amount” means, in relation to a Converted Option, the amount by which the fair market value of the DGC Shares that are subject to the Converted Option exceeds the aggregate exercise price under such option immediately after the Effective Time;

“Depositary” shall mean Computershare Trust Company of Canada;

“DGC Acquisition Proposal” means, other than the transactions contemplated by this Agreement and the Amalgamation Agreement, any offer, proposal or inquiry from any Person or joint actors (other than PDX) relating to: (i) any direct or indirect acquisition or purchase of 20% or more of the assets or assets contributing 20% or more of the revenues of DGC or of 20% or more of any voting or equity securities of DGC or of all or any of the securities of any of its Subsidiaries; (ii) any take-over bid or exchange offer that, if consummated, would result in such Person or joint actors beneficially owning, in the aggregate, 20% or more of any class of voting or equity securities of DGC; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving DGC; or (iv) any proposal or offer to, or public announcement of any intention to do, any of the forgoing from any Person or joint actors (other than PDX), provided that any such offer, proposal or inquiry that is made solely to PDX or the PDX Shareholders as a class shall be deemed not to be a DGC Acquisition Proposal;

“DGC Board” means the board of directors of DGC;

“DGC Change in Recommendation” has the meaning ascribed thereto in Section 7.2(d)(ii);

“DGC Disclosure Letter” means the letter dated as of the date hereof delivered by DGC to PDX prior to the execution of this Agreement in a form accepted by PDX;

“DGC Disclosure Record” means: (i) the annual information form of DGC dated March 20, 2008 for the fiscal year ended December 31, 2007; (ii) the audited financial statements of DGC as at and for the fiscal year ended December 31, 2007 and from inception until December 31, 2006, including the notes thereto and the management’s discussion and analysis thereof; (iii) the unaudited interim financial statements of DGC as at and for the nine-month period ended September 30, 2008, including the notes thereto and the management’s discussion and analysis thereof; (iv) the management proxy circular of DGC dated April 24, 2008; (v) the Material Change Report of DGC dated November 6, 2008; and (vi) the Material Change Report of DGC dated July 8, 2008;

“DGC Financial Statements” has the meaning ascribed thereto in Schedule 3.2;

“DGC Material Contracts” means all Contracts to which DGC or any of its Subsidiaries is a party or by which any of them is bound: (i) which involve aggregate future payments by or to any of them in excess of $100,000 in any 12 month period or which extend for a period of more than two years and are not terminable without penalty of less than $100,000; (ii) with any Governmental Entity; (iii) entered into since December 31, 2007, for the sale of securities or other material assets of DGC or any of its Subsidiaries, or for the acquisition of securities, material assets or material businesses of others (by merger, amalgamation, reorganization, arrangement or otherwise) or for the grant to any person of any preferential rights to purchase any of its material assets; (iv) which are indentures, credit agreements, security agreements, mortgages, hypothecs, guarantees, promissory notes and other Contracts relating to the borrowing of money in excess of $100,000; (v) that limit or restrict DGC or any of its Subsidiaries or any of their successors from engaging or competing in any line of business or in any geographic areas; (vi) under which DGC or any if its Subsidiaries has any liabilities to any (a) current

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director or officer of any of DGC or any of its Subsidiaries or any person that has served within the past two years as such or any of such Person’s immediate family members; (b) registered or beneficial owner of more than five percent of the DGC Shares as of the date hereof; or (c) to the knowledge of DGC, any Affiliate or associate of any Person referred to in clauses (a) or (b); or (vii) that are outside the ordinary and regular course of business;

“DGC Meeting” means the special meeting of DGC Shareholders (including any adjournment or postponement thereof permitted under this Agreement) that is to be convened to consider and, if deemed advisable, to approve the DGC Shareholder Resolution;

“DGC Minority Shareholders” means DGC Shareholders whose votes may be counted for purposes of obtaining minority approval of the DGC Shareholder Resolution in accordance with Section 8.1 of MI 61-101;

“DGC Options” means the options to purchase DGC Shares outstanding and unexercised at any given date and granted under any stock option plans established by DGC and any of its Subsidiaries, as the case may be, including the DGC Stock Option Plan;

“DGC Shareholder Approval” means the approval of the DGC Shareholder Resolution by a majority of the votes cast by (i) the DGC Shareholders present in person or represented by proxy at the DGC Meeting; and (ii) the DGC Minority Shareholders present in person or represented by proxy at the DGC Meeting;

“DGC Shareholder Resolution” means the resolution of DGC Shareholders approving the Amalgamation and the transactions contemplated by this Agreement, substantially in the form attached hereto as Schedule C;

“DGC Shareholders” means the registered or beneficial holders of the issued and outstanding DGC Shares, from time to time;

“DGC Shares” means common shares in the share capital of DGC;

“DGC Stock Option Plan” means the share option plan of DGC dated January 31, 2007 as amended and restated on November 13, 2007;

“DGC Subco” means 1448055 Alberta Ltd., a corporation existing under the laws of Alberta and a wholly owned subsidiary of DGC;

“DGC Superior Proposal” means an unsolicited bona fide DGC Acquisition Proposal made in writing: (i) to purchase or otherwise acquire, directly or indirectly (including by means of a take-over bid, amalgamation, plan of arrangement, merger, business combination, purchase of assets or similar transaction), all the outstanding DGC Shares; (ii) that did not result from a breach of Section 5.3; (iii) for which, to the extent it offers cash consideration, financing is then committed and such financing commitment has been reviewed to the satisfaction of the DGC Board (after consultation with its financial advisors and outside legal counsel); (iv) that is not subject to a due diligence condition; and (v) that the DGC Board determines in good faith (after consultation with financial advisors and after receiving advice of outside legal counsel with respect to the DGC Board’s fiduciary duties) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal;

“DGC Termination Payment Event” has the meaning ascribed thereto in Section 7.4(a);

“Dissenting Shareholder” means a PDX Shareholder who, in connection with the Amalgamation Resolution, has validly exercised the right to dissent pursuant to section 191 of the Act in strict compliance with the provisions thereof and thereby becomes entitled to receive the fair value of his or her PDX Shares in cash determined as of the close of business on the day before the adoption of the Amalgamation Resolution and has not withdrawn or been deemed to have withdrawn such exercise of dissent rights, but only in respect of PDX Shares in respect of which dissent rights are validly exercised by such holder;

“Effective Date” means the date shown on the Certificate of Amalgamation;

“Effective Time” means 12:01 a.m. (Edmonton time) on the Effective Date, or such other time as PDX and DGC, each acting reasonably, may agree to in writing by amending the Amalgamation Agreement;

“Encumbrances” means any encumbrance, lien, charge, claim, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, right of pre-emption, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right, privilege or contract capable of becoming any of the foregoing;

“Exchange Ratio” means 0.2571 DGC Shares for each PDX Share, subject to any adjustment thereto pursuant to Section 2.13;

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“GAAP” means the generally accepted accounting principles stated in the Handbook of the Canadian Institute of Chartered Accountants, including the accounting recommendations and interpretations contained therein at the relevant time applied on a consistent basis;

“Governmental Entity” (collectively, the “Governmental Entities”) means any: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) subdivision, agent, commission, board, or authority of any of the foregoing; or (iii) quasi-governmental, private or self-regulatory body or organization or stock exchange exercising or purporting to exercise any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Indebtedness” means, without duplication: (i) indebtedness for borrowed money, (excluding any interest thereon), secured or unsecured; (ii) obligations under conditional sale or other title retention Contracts relating to purchased property; (iii) capitalized lease obligations; (iv) obligations under interest rate cap, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof); and (v) guarantees of any Indebtedness of any other Person;

“Indemnified Persons” has the meaning ascribed thereto in Section 4.8(a);

“Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings, awards or other requirements of any Governmental Entity, and terms and conditions of any Permit;

“Legal Action” means any claim, action, suit, demand, arbitration, charge, indictment, hearing or other civil, criminal, administrative or investigative proceeding, or other investigation or examinations;

“Material Adverse Effect” means, in respect of any Person, an effect that is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations, results of operations or prospects of that Person and its Subsidiaries, taken as a whole, other than any effect:

(i)	relating to Canadian or global economic or political conditions or securities markets in general;

(ii)	affecting the Canadian or global gold mining industry in general;

(iii)	relating to a change in the market trading price of shares of that Person, either:

(A)	related to this Agreement or the announcement thereof; or

(B)	related to such a change in that market trading price primarily resulting from an effect excluded from this definition of Material Adverse Effect under clause (i), (ii), (iv), (v), (vi) or (vii) hereof;

(iv)	relating to any generally applicable change in applicable Laws or regulations (other than orders, judgments or decrees against that Person or any of its Subsidiaries) or generally applicable change in GAAP;

(v)	any hostilities, acts of war or terrorism or any material escalation of any of such hostilities, acts of war or terrorism existing as of the date hereof;

(vi)	in the case of PDX, which relates, directly or indirectly, to DGC or any of its assets; or

(vii)	arising from any action expressly contemplated by this Agreement or any action taken with the prior written consent of the other party;

provided, however, that such effect referred to in clause (i), (ii), or (iv) above does not primarily relate only to (or have the effect of primarily relating only to) that Person and its Subsidiaries, taken as a whole, or disproportionately adversely affect that Person and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which that Person and its Subsidiaries operates;

“material change” and “material fact” have the meanings ascribed thereto in the Securities Act;

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions;

“Outside Date” means April 30, 2009, or such later date as may be agreed to in writing by the parties;

“PDX Acquisition Proposal” means, other than the transactions contemplated by this Agreement and the Amalgamation Agreement, any offer, proposal or inquiry from any Person or joint actors (other than DGC) relating to: (i) any direct or

4

indirect acquisition or purchase of 20% or more of the assets or assets contributing 20% or more of the revenues of PDX or of 20% or more of any voting or equity securities of PDX; (ii) any take-over bid or exchange offer that, if consummated, would result in such Person or joint actors beneficially owning, in the aggregate, 20% or more of any class of voting or equity securities of PDX; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving PDX; or (iv) any proposal or offer to, or public announcement of any intention to do, any of the forgoing from any Person or joint actors (other than DGC), provided that any such offer, proposal or inquiry that is made solely to DGC or the DGC Shareholders as a class shall be deemed not to be a PDX Acquisition Proposal;

“PDX Board” means the board of directors of PDX;

“PDX Change in Recommendation” has the meaning ascribed thereto in Section 7.2(c)(ii);

“PDX Disclosure Letter” means the letter dated as of the date hereof delivered by PDX to DGC prior to the execution of this Agreement in a form accepted by DGC;

“PDX Disclosure Record” means: (i) the unaudited interim financial statements of PDX as at and for the nine-month period ended September 30, 2008, including the notes thereto and the management’s discussion and analysis thereof; and (ii) the Management Information Circular dated March 19, 2008 in respect of the April 22, 2008 special meeting of PDX Shareholders to the extent that such circular describes the business, assets and liabilities of PDX after giving effect to the transactions contemplated therein;

“PDX Expense Amount” has the meaning ascribed thereto in Section 2.14;

“PDX Financial Statements” has the meaning ascribed thereto in Schedule 3.1;

“PDX Material Contracts” has the meaning ascribed thereto in Schedule 3.1;

“PDX Meeting” means the special meeting of PDX Shareholders (including any adjournment or postponement thereof permitted under this Agreement) that is to be convened to consider and, if deemed advisable, to approve the Amalgamation Resolution;

“PDX Nominees” has the meaning set forth in Schedule E;

“PDX Options” means the options to purchase PDX Shares outstanding and unexercised at any given date and granted under any stock option plans established by PDX including the PDX Stock Option Plan;

“PDX Shareholders” means the registered or beneficial holders of the issued and outstanding PDX Shares, from time to time;

“PDX Shares” means common shares in the share capital of PDX;

“PDX Stock Option Plan” means the incentive stock option plan of PDX for the benefit of officers and key employees of PDX, as amended and restated on May 8, 2007;

“PDX Superior Proposal” means an unsolicited bona fide PDX Acquisition Proposal made in writing: (i) to purchase or otherwise acquire, directly or indirectly (including by means of a take-over bid, amalgamation, plan of arrangement, merger, business combination, purchase of assets or similar transaction), all the outstanding PDX Shares; (ii) that did not result from a breach of Section 5.1; (iii) for which, to the extent it offers cash consideration, financing is then committed and such financing commitment has been reviewed to the satisfaction of the PDX Board (after consultation with its financial advisors and outside legal counsel); (iv) that is not subject to a due diligence condition; (v) that the PDX Board determines in good faith (after consultation with financial advisors and after receiving advice of outside legal counsel with respect to the PDX Board’s fiduciary duties), taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal:

(a)	is reasonably capable of being completed without undue delay; and

(b)	would if consummated in accordance with its terms, result in a transaction that is more favourable from a financial point of view to the PDX Shareholders than the transaction contemplated by this Agreement, including any amendment proposed or entered into pursuant to Section 5.2(c);

“PDX Termination Payment Event” has the meaning ascribed thereto in Section 7.3(a);

“Permit” means any license, permit, certificate, consent, order, grant, approval, permission, classification, registration or other authorization of and from any Governmental Entity;

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“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Registrar” means the Registrar acting under the Act;

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, Permits, declarations, filings and other approvals of Governmental Entities, as set out on Schedule D;

“Representative” of any Person means any officer, director, employee, representative (including financial or other advisor) or agent of such Person or any of its Subsidiaries;

“Returns” means all reports, forms, elections, designations, schedules, statements, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with any Taxes;

“Reviewing Party” has the meaning set forth in Section 4.7;

“Securities Act” means the Securities Act (Ontario), as now in effect and as it may be amended from time to time prior to the Effective Date;

“Securities Authorities” means the applicable securities commissions and other securities regulatory authorities in Canada;

“Subsidiary” (collectively, the “Subsidiaries”) with respect to any Person means any body corporate of which such Person is entitled to elect a majority of the board of directors thereof and any other Person over which it exercises direction or control or which is in a like relation to such first Person; provided that, for greater certainty, DGC is not a Subsidiary of PDX;

“Tax” and “Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, local, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and antidumping, all license agreements, franchise and registration fees and all employment insurance, health insurance and Canada, Ontario and other Governmental Entity pension plan premiums or contributions;

“Tax Act” means the Income Tax Act (Canada) as now in effect and as it may be amended from time to time prior to the Effective Date;

“Termination Payment” means $3.14 million, less (i) in the case of a PDX Termination Payment Event, any amounts previously reimbursed by PDX to DGC pursuant to Section 7.3(c), or (ii) in the case of a DGC Termination Payment Event, any amounts previously reimbursed by DGC to PDX pursuant to Section 7.4(c);

“TSX” means the Toronto Stock Exchange;

“Unexercised Option” has the meaning ascribed thereto in Section 2.9(a);

“Unexercised Option In the Money Amount” means, in relation to a Unexercised Option (as defined in Section 2.9(a)), the amount by which the fair market value of the PDX Shares that are subject to the Unexercised Option exceeds the aggregate exercise price under such option immediately before the Effective Time; and

“U.S. Securities Act” has the meaning ascribed thereto in Section 2.10.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections, Schedules and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “Schedule” followed by a number and/or a letter refer to the specified Article, Section or Schedule of this Agreement. The terms “this Agreement”, “hereof”, “hereby”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto. Any capitalized terms used in any Schedule, in the PDX Disclosure Letter or the DGC Disclosure Letter but not otherwise defined therein, shall have the meaning as defined in this Agreement. Wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

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1.3	Currency

All sums of money referred to in this Agreement are expressed in Canadian dollars.

1.4	Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5	Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6	Entire Agreement

This Agreement, the Amalgamation Agreement and the Confidentiality Agreement constitute the entire agreement between the parties hereto pertaining to the Amalgamation and the transactions contemplated herein and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof.

1.7	Statutory References, References to Persons and References to Contracts

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute, regulation, direction or instrument is to that statute, regulation, direction or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a statute, includes any regulations, rules, policies or directions made thereunder. Any reference in this Agreement to a Person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns.

1.8	No Strict Construction

The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party.

1.9	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the respective meanings attributable thereto under GAAP and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with GAAP and past practice for the applicable person.

1.10	Time Periods

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.11	Subsidiaries

To the extent any covenants or agreements contained herein relate, directly or indirectly, to a Subsidiary of any party, each such provision shall be construed as a covenant by such party to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

1.12	Knowledge

Each reference herein to the knowledge of a party means, unless otherwise specified, the knowledge of any of such party’s directors and senior officers or the knowledge such Persons would have had following due inquiry, had such an inquiry been undertaken, and shall include any matter that would reasonably be expected to be known by a director or senior officer holding a similar office in a company of similar scope as PDX or DGC, as the case may be, provided that for greater certainty, the knowledge of PDX shall not include any knowledge of the directors and senior officers of PDX with respect to matters known to them in their capacities as directors of DGC and the knowledge of DGC shall not include any knowledge of the directors of DGC with respect to matters known to them in their capacities as directors of PDX.

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ARTICLE 2

AMALGAMATION

2.1	Terms of Amalgamation

PDX and DGC covenant and agree that the Amalgamation will be implemented in accordance with and subject to the terms hereof and as more fully set forth in the Amalgamation Agreement, including, without limitation, as follows:

(a)	At the Effective Time, DGC Subco and PDX shall be amalgamated and shall continue as one company, being Amalco, pursuant to the provisions of Section 181 of the Act.

(b)	At the Effective Time:

(i)	each of the PDX Shares (other than those held by Dissenting Shareholders, if any) outstanding immediately prior to the Effective Time shall be cancelled and each holder thereof (other than DGC) shall receive in exchange such number of duly authorized, fully-paid and non-assessable DGC Shares equal to the product of the number of such PDX Shares held by such holder multiplied by the Exchange Ratio; provided, however, that no fractional DGC Shares will be issued under the Amalgamation, and if any such exchange of PDX Shares held by a PDX Shareholder would result in such holder being issued less than a whole number of DGC Shares then the number of DGC Shares to be issued to such holder shall be rounded up to the closest whole number (provided that all PDX Shares held by a PDX Shareholder and exchanged for DGC Shares as provided herein, shall be aggregated for purposes of such exchange and rounding up of the number of DGC Shares to which such PDX Shareholder is entitled);

(ii)	each Dissenting Shareholder shall cease to have any rights as a PDX Shareholder other than the right to be paid by Amalco the fair value of the PDX Shares held by the Dissenting Shareholder in accordance with section 191 of the Act; and

(iii)	each of the common shares of DGC Subco outstanding immediately prior to the Effective Time shall be converted into Amalco Common Shares, on the basis of one issued, fully paid and non-assessable Amalco Common Share for each issued and outstanding common share of DGC Subco.

2.2	PDX Meeting

Subject to the terms hereof, PDX covenants and agrees in favour of DGC that PDX shall:

(a)	establish a record date for (both for notice of, and voting at, the PDX Meeting), duly call, give notice of, convene and hold the PDX Meeting as soon as reasonably practicable, and use its reasonable best efforts to hold the PDX Meeting no later than March 31, 2009, provided that if the parties have not prepared a mutually agreed upon Circular by February 19, 2009, then the PDX Meeting shall be convened and held as soon as reasonably practicable after the date the Circular is mutually agreed upon and, provided further that in all cases the PDX Meeting shall be held on the same day and at the same time as the DGC Meeting;

(b)	subject to Section 5.2(d) and Section 6.4, not adjourn, postpone or cancel (or propose for adjournment, postponement or cancellation) the PDX Meeting without DGC’s prior written consent, not to be unreasonably withheld, except as required for quorum purposes or by applicable Law; provided that the PDX Meeting may be adjourned, postponed or cancelled (or PDX may so propose) without the consent of DGC in the event of any (or any proposed) adjournment, postponement or cancellation of the DGC Meeting, as applicable;

(c)	except as may be reasonably necessary or desirable to give effect to the treatment of the PDX Options, Converted Options and/or DGC Options expressly contemplated in Section 2.9, provided that to the extent that such a resolution is necessary or desirable such resolution will form part of the Amalgamation Resolution and will not be submitted separately from such resolution, not propose or submit for consideration at the PDX Meeting any business other than the Amalgamation Resolution without DGC’s prior written consent, not to be unreasonably withheld;

(d)	use commercially reasonable efforts to obtain the approval of the PDX Shareholders of the Amalgamation Resolution and cooperate with DGC, at its request, in soliciting proxies on behalf of management of PDX pursuant to the Circular, in accordance with the Act, including, if so requested by DGC, acting reasonably, and

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at DGC’s expense, using dealer and proxy solicitation services and cooperating with any Persons engaged to solicit proxies in favour of the approval of the Amalgamation Resolution;

(e)	advise DGC as DGC may reasonably request, and at least on a daily basis on each of the last ten Business Days prior to the date of the PDX Meeting, as to (i) the aggregate tally of the proxies received by PDX in respect of the Amalgamation Resolution and the manner in which such proxies have been voted and (ii) any exercises by PDX Shareholders of their rights of dissent under section 191 of the Act; and

(f)	consult with DGC and DGC’s Representatives and counsel in setting the date of the PDX Meeting and allow DGC’s Representatives and counsel to attend the PDX Meeting.

2.3	DGC Meeting

Subject to the terms hereof, DGC covenants and agrees in favour of PDX that DGC shall:

(a)	establish a record date for (both for notice of, and voting at, the DGC Meeting), duly call, give notice of, convene and hold the DGC Meeting as soon as reasonably practicable, and use its reasonable best efforts to hold the DGC Meeting no later than March 31, 2009, provided that if the parties have not prepared a mutually agreed upon Circular by February 19, 2009, then the DGC Meeting shall be convened and held as soon as reasonably practicable after the date the Circular is mutually agreed upon and, provided further that in all cases the DGC Meeting shall be held on the same day and at the same time as the PDX Meeting;

(b)	subject to Section 5.4(c) and Section 6.4, not adjourn, postpone or cancel (or propose for adjournment, postponement or cancellation) the DGC Meeting without PDX’s prior written consent, not to be unreasonably withheld, except as required for quorum purposes or by applicable Law; provided that the DGC Meeting may be adjourned, postponed or cancelled (or DGC may so propose) without the consent of PDX in the event of any (or any proposed) adjournment, postponement or cancellation of the PDX Meeting, as applicable;

(c)	except as may be reasonably necessary or desirable to give effect to the treatment of the PDX Options, Converted Options and/or DGC Options expressly contemplated in Section 2.9, provided that to the extent that such a resolution is necessary or desirable such resolution will form part of the DGC Resolution and will not be submitted separately from such resolution, not propose or submit for consideration at the DGC Meeting any business other than the DGC Shareholder Resolution without PDX’s prior written consent, not to be unreasonably withheld;

(d)	use commercially reasonable efforts to obtain the approval of the DGC Shareholders of the DGC Shareholder Resolution and cooperate with PDX, at its request, in soliciting proxies on behalf of management of DGC pursuant to the Circular, in accordance with the Act, including using dealer and proxy solicitation services and cooperating with any Persons engaged to solicit proxies in favour of the approval of the DGC Shareholder Resolution;

(e)	advise PDX as PDX may reasonably request, and at least on a daily basis on each of the last ten Business Days prior to the date of the DGC Meeting, as to the aggregate tally of the proxies received by DGC in respect of the DGC Shareholder Resolution and the manner in which such proxies have been voted; and

(f)	consult with PDX and PDX’s Representatives and counsel in setting the date of the DGC Meeting and allow PDX’s Representatives and counsel to attend the DGC Meeting.

2.4	PDX Approval of the Amalgamation

PDX represents and warrants to and in favour of DGC (and acknowledges that DGC is relying upon such representations and warranties in connection with the matters contemplated by this Agreement) that, as of the date hereof:

(a)	the PDX Board has determined unanimously (with the directors of PDX who are also directors of DGC abstaining), upon consultation with its financial advisor and outside legal counsel, that the Amalgamation is fair to PDX Shareholders and that the Amalgamation is in the best interests of PDX, and, accordingly, has unanimously approved (with the directors of PDX who are also directors of DGC abstaining) the entering into of this Agreement and the Amalgamation Agreement, and the making of a recommendation that PDX Shareholders vote all of their PDX Shares in favour of the Amalgamation Resolution; and

(b)	each member of the PDX Board has indicated his or her intention to vote all of his or her PDX Shares in favour of the Amalgamation Resolution and has agreed that the joint press release to be issued by PDX and DGC

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announcing the Amalgamation may reference such statement of intention and that references to such intention may be made in the Circular.

2.5	DGC Approval of the Amalgamation

DGC represents and warrants to and in favour of PDX (and acknowledges that PDX is relying upon such representations and warranties in connection with the matters contemplated by this Agreement) that, as of the date hereof:

(a)	the DGC Board has determined unanimously (with the directors of DGC who are also directors or officers of PDX abstaining), upon consultation with its financial advisor and outside legal counsel, that the consideration to be received by PDX Shareholders in the Amalgamation is fair from a financial point of view to DGC Shareholders (other than PDX) and that the Amalgamation is in the best interests of DGC, and, accordingly, has unanimously approved (with the directors of DGC who are also directors or officers of PDX abstaining) the entering into of this Agreement and the Amalgamation Agreement, and the making of a recommendation that the DGC Shareholders (other than PDX) vote all of their DGC Shares in favour of the DGC Shareholder Resolution;

(b)	each member of the DGC Board has indicated his or her intention to vote all of his or her DGC Shares in favour of the DGC Shareholder Resolution and has agreed that the joint press release to be issued by PDX and DGC announcing the Amalgamation may reference such statement of intention and that references to such intention may be made in the Circular; and

(c)	BMO Capital Markets has delivered an opinion to the DGC Board to the effect that the consideration to be received by PDX Shareholders pursuant to the Amalgamation is fair from a financial point of view to DGC Shareholders (other than PDX).

2.6	Circular

(a)	PDX and DGC shall cooperate in the preparation of the Circular together with any other documents required by the Securities Act or other applicable Laws in connection with the Amalgamation, the PDX Meeting and DGC Meeting.

(b)	PDX shall cause the Circular and other documentation required in connection with the PDX Meeting to be sent to each PDX Shareholder (and all such other Persons as may be required) and filed as required by applicable Laws as soon as reasonably practicable having regard to Section 2.2(a); provided that PDX shall obtain DGC’s prior written consent, which consent shall not be unreasonably withheld, prior to sending or filing the Circular and other documentation required in connection with the Amalgamation.

(c)	DGC shall cause the Circular and other documentation required in connection with the DGC Meeting to be sent to each DGC Shareholder (and all such other Persons as may be required) and filed as required by applicable Laws as soon as reasonably practicable having regard to Section 2.3(a); provided that DGC shall obtain PDX’s prior written consent, which consent shall not be unreasonably withheld, prior to sending or filing the Circular and other documentation required in connection with the Amalgamation.

(d)	DGC shall have primary responsibility for preparing the Circular; provided that DGC acknowledges that PDX is agreeing to give such responsibility to DGC solely for the purpose of facilitating the preparation of the Circular on a timely and efficient basis and DGC further acknowledges that DGC and PDX shall have joint responsibility for determining the form and content of the Circular each acting reasonably.

2.7	Securities and Corporate Compliance

DGC and PDX shall diligently do all such acts and things as may be necessary to comply with National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer in relation to the DGC Meeting and PDX Meeting and, without limiting the generality of the foregoing, if requested by the other party shall use commercially reasonable efforts to accelerate the timing contemplated by such instrument pursuant to section 2.20 thereof.

2.8	Preparation of Filings

(a)	Each of PDX and DGC shall furnish the other all such information concerning PDX or DGC, as the case may be, as may be required in connection with Sections 2.6 and 2.7, and covenants that no information so furnished by it will contain any untrue statement of a material fact or omit to state a material fact required to be stated or necessary in order to make any information so furnished not misleading in light of the circumstances in which

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it is furnished. Without limiting the generality of the foregoing, each of the parties agrees that it shall use its commercially reasonable efforts to cause any of its independent auditors, qualified persons and any other advisors providing any expert information, including pro forma financial statements or technical reports (if legally required), for inclusion in the Circular to furnish to the other a consent permitting such inclusion and the identification in the Circular of such advisor.

(b)	DGC and PDX shall ensure that the Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that, at the date of the mailing of the Circular to PDX Shareholders and/or DGC Shareholders and at the date of the PDX Meeting and the DGC Meeting the Circular does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Without limiting the generality of the foregoing, PDX and DGC shall ensure that the Circular provides PDX Shareholders and DGC Shareholders with information in sufficient detail to enable reasonable shareholders to form a reasoned judgment concerning the matters to be placed before them at the PDX Meeting and the DGC Meeting, respectively.

(c)	Each party shall promptly notify the other if at any time before the Effective Time it becomes aware that the Circular contains any misrepresentation that is likely to affect the market price of the PDX Shares or the DGC Shares, or any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that the Circular otherwise requires an amendment or supplement. In any such event, DGC and PDX shall prepare a supplement or amendment to the Circular or such other document, as required and as the case may be and, if required, shall cause the same to be distributed to DGC Shareholders and PDX Shareholders (and other applicable Persons) and/or filed with the relevant Securities Authorities.

2.9	Options; Employees

(a)	PDX and DGC acknowledge and agree that, as required by Section 10.2 of the PDX Stock Option Plan, at the Effective Time outstanding PDX Options (vested or unvested) that are not exercised prior to the Effective Time (each an “Unexercised Option”) shall be converted at the Effective Time into options (each a “Converted Option”) to purchase DGC Shares instead of PDX Shares. Each Converted Option will entitle the holder thereof, upon delivery to the executive offices of DGC of a duly completed exercise notice addressed to DGC, to purchase a number of DGC Shares equal to the product of the number of PDX Shares issuable upon exercise of such Unexercised Option multiplied by the Exchange Ratio. Such Converted Option shall provide for an exercise price per DGC Share equal to the exercise price per PDX Share of such Unexercised Option immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the next whole cent) and, subject to the following two sentences, the exercise price and other material terms of the Converted Options are set forth in the PDX Disclosure Letter. If the foregoing calculation would result in the holder of Converted Options being issued a fraction of a DGC Share upon such holder’s exercise of his or her Converted Options, then the number of DGC Shares subject to such Converted Options shall be rounded down to the next whole number of DGC Shares. If, in relation to a holder of an Unexercised Option, the foregoing calculation would result in the Converted Option In The Money Amount being greater than the Unexercised Option In The Money Amount, then the exercise price per DGC Share under the Converted Options shall be increased so that the Converted Option In The Money Amount and the Unexercised Option In The Money Amount are equal. The Converted Options will continue to be governed by the PDX Stock Option Plan and, except as set forth in this Section 2.9, all other terms and conditions of such Converted Option will be the same as the terms and conditions of such Unexercised Option (but taking into account any changes thereto by reason of this Agreement or the transactions contemplated hereby). On and after the Effective Time, no further PDX Options will be granted under the PDX Stock Option Plan. The obligations of PDX under the PDX Stock Option Plan in respect of Converted Options will be assumed by DGC.

(b)	On the Effective Date, all officers and employees of PDX shall elect to terminate their employment (and their employment agreements to the extent they have any) with PDX and DGC shall assume all liabilities of PDX to such officers and employees under any employment, severance or termination agreements disclosed in the PDX Disclosure Letter, in respect of such termination including for greater certainty the payment of any severance, termination, “change of control” or similar payments to be paid in connection with the consummation of the Amalgamation and other transactions contemplated by this Agreement.

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(c)	Prior to the Effective Time, the parties shall take such actions (including, to the extent necessary or desirable PDX amending the PDX Stock Option Plan and DGC amending the DGC Stock Option Plan and assuming the obligations under such amended PDX Stock Option Plan at the Effective Time) as may be necessary such that any: (i) Converted Options held by directors or senior officers of PDX who shall cease to hold any such position at (or immediately before or after) the Effective Time shall vest immediately at the Effective Time and maintain their original expiry dates as if they continued to hold such positions until the applicable expiry date, notwithstanding that their employment or directorship, as applicable, has been terminated in connection with the Amalgamation or any directorship with DGC is thereafter terminated for any reason; (ii) Converted Options held by officers, employees or consultants who are not directors or senior officers of PDX and who shall cease to hold any such position at the Effective Time shall vest immediately at (or immediately before or after) the Effective Time and maintain their original expiry dates as if they continued to hold such positions until the applicable expiry date, notwithstanding that their position has been terminated in connection with the Amalgamation, provided that upon the consummation of a transaction by which all of the outstanding DGC Shares are acquired or exchanged for cash, property or the securities of another Person (or any combination thereof), whether by take-over bid, merger, amalgamation or plan of arrangement, any such Converted Options that remain unexercised shall immediately terminate; (iii) Converted Options held by former employees shall maintain their expiry dates as such expiry dates may have been amended in connection with the termination of the employment of the applicable employee; and (iv) DGC Options held by directors of DGC who shall cease to hold such position at the Effective Time shall vest immediately at the Effective Time and maintain their original expiry dates as if they continued to hold such positions until the applicable expiry date, notwithstanding that their directorship has been terminated. The persons referred to in Section 2.9(c)(i), Section 2.9(c)(ii) and Section 2.9(c)(iii) are set out in the PDX Disclosure Letter.

2.10	Securities Laws; Filings and Orders

Based on the representations and warranties of PDX contained in paragraph (h) of Schedule 3.1, the Amalco Common Shares will be offered to PDX Shareholders who are “U.S. holders” (as such term is defined in Rule 802 promulgated under the U.S. Securities Act of 1933, as amended ( the “U.S. Securities Act”)) in reliance upon the exemption from the registration requirements of the U.S. Securities Act afforded by Rule 802 thereunder. DGC will furnish the Circular to the U.S. Securities and Exchange Commission (“SEC”) under cover of Form CB pursuant to Rule 802 under the U.S. Securities Act no later than the first Business Day after publication or dissemination of the Circular and will file a Form F-X with the SEC at the same time as the submission of the Form CB to appoint an agent for service of process in the United States. Any amendments to the Circular shall be furnished to the SEC by DGC as required by the relevant rules of the SEC.

2.11	Payment of Consideration

DGC will, following receipt of Regulatory Approvals and immediately prior to the filing by DGC Subco of the Articles of Amalgamation with the Registrar, provide the Depositary with a sufficient number of DGC Shares in escrow to complete all of the transactions contemplated by the Amalgamation and PDX acknowledges that such provision may be made by way of a treasury order, provided that PDX has given its prior written consent, acting reasonably.

2.12	Filing of Articles of Amalgamation

Upon the satisfaction or waiver of the conditions set forth in Sections 6.1, 6.2 and 6.3 and provided that this Agreement is not otherwise terminated in accordance with its terms, a director of DGC Subco shall file with the Registrar the Articles of Amalgamation and such other documents as may be required under the Act to give effect to the Amalgamation.

2.13	Adjustment to Exchange Ratio

If, on or after the date hereof, either PDX or DGC declares, sets aside or pays any dividend or other distribution on its shares, the parties shall make such corresponding adjustments to the Exchange Ratio as they determine to be appropriate and the provisions of the this Agreement and the Amalgamation Agreement shall be amended to reflect such adjustments.

2.14	Payment of Expenses

(a)	Subject to Section 2.14(c), within two Business Days following the execution of this Agreement, DGC shall pay to PDX by wire transfer of immediately available funds the sum of $1,140,000 (the “PDX Expense

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Amount”) to fund PDX’s out-of-pocket expenses that are anticipated to be incurred prior to the Effective Date in connection with the Amalgamation and the transactions contemplated by this Agreement and to fund PDX’s current accounts payable. PDX shall, subject to Section 2.14(b). repay the full amount of the PDX Expense Amount to DGC in the event that this Agreement is terminated in accordance with its terms. In the event that this Agreement is terminated by DGC pursuant to Section 7.2(b)(iii), Section 7.2(c)(ii) or 7.2(c)(iii) or by PDX pursuant to Section 7.2(d)(i), PDX shall, subject to Section 2.14(b), repay the full amount of the PDX Expense Amount to DGC together with interest thereon accrued from the date on which the PDX Expense Amount is advanced to PDX at a rate equal to the prime rate of the Bank of Montreal determined at noon Toronto time on the date of termination plus one percent per annum, calculated and compounded monthly in arrears on the last Business Day of each calendar month until repaid in full. Any payment under this Section 2.14 shall be made by PDX within 25 days following the termination of this Agreement in accordance with its terms.

(b)	In the event that on the termination of this Agreement in accordance with its terms any amount shall be payable by DGC to PDX pursuant to Section 7.4, PDX’s obligation to repay the PDX Expense Amount plus interest (if applicable) pursuant to this Section 2.14 shall be set off against such payment.

(c)	As security for its obligation to refund the PDX Expense Amount together with any accrued but unpaid interest, the advancement of the PDX Expense Amount by DGC pursuant to this Section 2.14 shall be subject to PDX pledging 200,000 DGC Shares owned by PDX to DGC pursuant to the form of Share Pledge Agreement attached as Schedule F to this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of PDX

Except as disclosed in the PDX Disclosure Letter, PDX represents and warrants to and in favour of DGC as set forth in Schedule 3.1. PDX acknowledges that DGC is relying upon such representations and warranties in connection with the matters contemplated by this Agreement. DGC acknowledges that PDX is not making any representation or warranty relating, directly or indirectly, to DGC or any of its assets.

3.2	Representations and Warranties of DGC

Except as disclosed in the DGC Disclosure Letter, DGC represents and warrants to and in favour of PDX as set forth in Schedule 3.2. DGC acknowledges that PDX is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

3.3	Survival

The representations and warranties of each of PDX and DGC contained herein shall survive the execution and delivery of this Agreement and shall not survive the completion of the Amalgamation and shall terminate on the earlier of the termination of this Agreement in accordance with its terms and the Effective Time.

ARTICLE 4

COVENANTS

4.1	PDX Recommendation of Amalgamation

PDX hereby covenants and agrees in favour of DGC that, subject to the terms hereof, it will, through the PDX Board:

(a)	unanimously recommend (with those directors of PDX who are also directors of DGC abstaining) in the Circular and at the PDX Meeting that PDX Shareholders vote all of their PDX Shares in favour of the Amalgamation Resolution;

(b)	use all commercially reasonable efforts to cause the directors and senior officers of PDX to support the Amalgamation and vote the PDX Shares held by them at the PDX Meeting in favour of the Amalgamation Resolution;

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(c)	exercise all voting rights attached to the DGC Shares held by PDX in favour of the DGC Shareholder Resolution and any other resolution of DGC Shareholders necessary or desirable to facilitate the Amalgamation or the transactions contemplated by this Agreement; and

(d)	other than pursuant to the Share Pledge Agreement attached as Schedule F to this Agreement, not grant or agree to grant any proxy or other right to DGC Shares held by PDX, or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of the DGC Shares held by PDX to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting thereof.

4.2	DGC Recommendation of Amalgamation

DGC hereby covenants and agrees in favour of PDX that, subject to the terms hereof, it will, through the DGC Board:

(a)	unanimously recommend (with those directors of DGC who are also directors or officers of PDX abstaining) in the Circular and at the DGC Meeting that the DGC Shareholders (other than PDX) vote all of their DGC Shares in favour of the DGC Shareholder Resolution; and

(b)	use all commercially reasonable efforts to cause the directors and senior officers of DGC to support the Amalgamation and vote the DGC Shares held by them at the DGC Meeting in favour of the DGC Shareholder Resolution.

4.3	Covenants of PDX

PDX hereby covenants and agrees in favour of DGC that, from the date hereof until the earlier of (i) the Effective Date; or (ii) the date this Agreement is terminated pursuant to its terms, PDX shall perform all obligations required to be performed by PDX under this Agreement and shall do all such other acts and things as may be necessary or advisable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated hereby and, without limitation, PDX shall, subject to the terms hereof:

(a)	provide lists of PDX Shareholders (with particulars of name, address and number of securities held) prepared by PDX or the transfer agent of PDX (as well as a security position listing from each depositary, including CDS Clearing and Depository Services Inc.) to DGC within two Business Days after execution of this Agreement and obtain and deliver to DGC thereafter as may be reasonably requested by DGC during the term of this Agreement supplemental lists setting out any changes thereto, all such deliveries to be both in printed form and, if available, in computer-readable format;

(b)	use reasonable best efforts to: (i) defend all Legal Actions to which it is a party challenging or affecting this Agreement, the Amalgamation or the consummation of the transactions contemplated by this Agreement; and (ii) have lifted or rescinded any injunction or restraining order or other order relating to PDX challenging or affecting this Agreement, the Amalgamation or the consummation of the transactions contemplated by this Agreement;

(c)	use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on PDX with respect to the transactions contemplated hereby;

(d)	use commercially reasonable efforts to obtain all necessary consents, assignments or waivers from third parties and amendments or terminations to any Contract to which it is a party and take such other measures as may be necessary to fulfil its obligations under this Agreement and to carry out the Amalgamation and the transactions contemplated by this Agreement;

(e)	make any necessary filings and applications required to be taken by PDX under applicable Law in connection with the Amalgamation and the transactions contemplated by this Agreement, and take all reasonable action necessary to be in compliance with such Laws;

(f)	use commercially reasonable efforts and do all such things that are reasonably necessary to cause each of the conditions precedent set forth in Sections 6.1 and 6.2 to be satisfied;

(g)	use its commercially reasonable efforts to, prior to the mailing of the Circular, provide DGC with a Form 4 Personal Information Form, as required by the Toronto Stock Exchange Company Manual, for each of the PDX Nominees, to the extent that such forms are legally required;

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(h)	not enter into any transaction or perform any act which would: (i) interfere or be inconsistent with the successful completion of the Amalgamation; (ii) render incorrect any of the representations and warranties set forth herein (other than any such representation or warranty that speaks as of a prior date) if such representations and warranties were made at a date subsequent to such transaction or act and all references to the date hereof were to such later date; or (iii) adversely affect PDX’s ability to perform and comply with its covenants and agreements under this Agreement; and

(i)	promptly advise, first orally and then in writing, DGC of: (i) any material change, or (ii) any fact, event or any change occurring after the date hereof that would or would be reasonably likely to (A) render any representation or warranty of PDX contained in this Agreement (other than any such representation or warranty that speaks as of a prior date), if made on or as of the date of such fact, event or change, untrue or incorrect; or (B) result in a failure by PDX to comply with or satisfy any covenant, condition or agreement contained in this Agreement.

4.4	Operation of Business by PDX

PDX hereby covenants and agrees in favour of DGC that, from the date hereof until the earlier of the Effective Date or the date this Agreement is terminated pursuant to its terms, except as (i) provided in the PDX Disclosure Letter or Schedule 4.4, (ii) consented to in writing by DGC, such consent not to be unreasonably withheld, or (iii) otherwise expressly permitted or specifically contemplated by this Agreement or otherwise required by applicable Law or a Governmental Entity:

(a)	the business of PDX shall be conducted only, and PDX shall not take any action except, in the usual and ordinary course of business and consistent with past practice, and PDX shall use commercially reasonable efforts to maintain and preserve its business organization, assets, properties employees, goodwill and business relationships;

(b)	PDX shall not, directly or indirectly: (i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) reduce its capital or stated capital; (iii) adjust, split, combine or reclassify its share capital; (iv) issue, grant, sell or pledge or offer or agree to issue, grant, sell or pledge any shares of PDX or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of PDX, other than the issuance of PDX Shares issuable pursuant to the terms of the outstanding PDX Options; (v) redeem, purchase or otherwise acquire or subject to an Encumbrance any of its outstanding securities or securities convertible or exchangeable into or exercisable for any such securities, unless otherwise required by the terms of such securities; (vi) amend or modify the terms of any of its securities; (vii) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of PDX; (viii) make any change in its accounting methods or policies, in each case except as required in accordance with GAAP; (ix) make any material Tax election other than the elections described in Section 4.4(c) or settle or compromise any material Tax liability; or (x) enter into, modify or terminate any Contract with respect to any of the foregoing;

(c)	PDX shall consult with DGC prior to completing elections under subsection 85(1) of the Tax Act and any applicable corresponding provincial legislation in respect of a transfer of property by PDX to Pelangio Exploration Inc. on September 6, 2008;

(d)	PDX shall promptly notify DGC in writing of any circumstance or development that, to the knowledge of PDX, is or would reasonably be expected to constitute a Material Adverse Effect on PDX or any change in any material fact set forth in the PDX Disclosure Record or in the PDX Disclosure Letter (other than a material fact which relates, directly or indirectly, to DGC or any of its assets);

(e)	PDX shall not, directly or indirectly: (i) sell, pledge, lease, license, dispose of or encumber any assets of PDX, except in the ordinary course of business consistent with past practice; (ii) sell, pledge, lease, license, dispose of or encumber the DGC Shares held by PDX, other than pursuant to the Share Pledge Agreement attached as Schedule F to this Agreement; (iii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or any material property or material asset, or make any investment either by the purchase of securities, contributions of capital, property transfer, or purchase of any property or assets of any other Person; (iv) create any Subsidiary; (v) incur any material Indebtedness or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loans

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or advances; (vi) pay, discharge, settle or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the PDX Financial Statements and liabilities or obligations incurred in the ordinary course of business consistent with past practice or incurred in connection with the Amalgamation and transactions contemplated by this Agreement; (vii) waive, release, grant or transfer any rights of material value; (viii) enter into a new line of business; or (ix) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(f)	PDX shall not, directly or indirectly: (i) enter into any material Contract except as contemplated herein; or (ii) terminate, cancel or amend in any material respect any PDX Material Contract; and

(g)	PDX shall not: (i) grant to any officer or director of PDX an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the grant of any severance or termination pay; (iv) enter into or amend any employment agreement with any officer or director of PDX; (v) increase any benefits payable under its current severance or termination pay policies; or (vi) adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers or employees of PDX.

4.5	Covenants of DGC

DGC hereby covenants and agrees in favour of PDX that, from the date hereof until the earlier of: (i) the Effective Date; or (ii) the date this Agreement is terminated pursuant to its terms, DGC shall perform and shall cause its Subsidiaries to perform, all obligations required to be performed by DGC or any of its Subsidiaries under this Agreement and the Amalgamation Agreement and shall do all such other acts and things as may be necessary or advisable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated hereby, and, without limitation, DGC shall, and where appropriate shall cause its Subsidiaries to, subject to the terms hereof:

(a)	use reasonable best efforts to: (i) defend all Legal Actions to which it is a party challenging or affecting this Agreement, the Amalgamation or the consummation of the transactions contemplated by this Agreement; and (ii) have lifted or rescinded any injunction or restraining order or other order relating to DGC challenging or affecting this Agreement, the Amalgamation or the consummation of the transactions contemplated by this Agreement;

(b)	use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on DGC or its Subsidiaries with respect to the transactions contemplated hereby;

(c)	use commercially reasonable efforts to obtain all necessary consents, assignments or waivers from third parties and amendments or terminations to any Contract to which it is a party and take such other measures as may be necessary to fulfil its obligations under this Agreement and to carry out the Amalgamation and the transactions contemplated by this Agreement, including the Regulatory Approvals;

(d)	make any necessary filings and applications required to be taken by DGC or DGC Subco under applicable Law in connection with the Amalgamation and the transactions contemplated by this Agreement, and take all reasonable action necessary to be in compliance with such Laws;

(e)	use commercially reasonable efforts and do all such things that are reasonably necessary to cause each of the conditions precedent set forth in Sections 6.1 and 6.3 to be satisfied;

(f)	not, and cause each of its Subsidiaries not to, enter into any transaction or perform any act which would: (i) interfere or be inconsistent with the successful completion of the Amalgamation; (ii) render incorrect any of the representations and warranties set forth herein (other than any such representation or warranty that speaks as of a prior date) if such representations and warranties were made at a date subsequent to such transaction or act and all references to the date hereof were to such later date; or (iii) adversely affect DGC’s or DGC Subco’s ability to perform and comply with its covenants and agreements under this Agreement;

(g)	promptly advise, first orally and then in writing, PDX of: (i) any material change, or (ii) any fact, event or any change occurring after the date hereof that would or would be reasonably likely to (A) render any representation or warranty of DGC contained in this Agreement (other than any such representation or warranty which speaks as of a prior date), if made on or as of the date of such fact, event or change, untrue or incorrect; or (B) result in a failure by DGC to comply with or satisfy any covenant, condition or agreement contained in this Agreement; and

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(h)	cause the listing on the TSX of the DGC Shares to be issued pursuant to the Amalgamation and upon the exercise of the Converted Options.

4.6	Operation of Business by DGC

DGC hereby covenants and agrees in favour of PDX that, from the date hereof until the earlier of the Effective Date or the date this Agreement is terminated pursuant to its terms, except as (i) provided in the DGC Disclosure Letter or Schedule 4.6, (ii) consented to in writing by PDX, such consent not to be unreasonably withheld, or (iii) otherwise expressly permitted or specifically contemplated by this Agreement or otherwise required by applicable Law or a Governmental Entity:

(a)	the business of DGC and its Subsidiaries shall be conducted only, and DGC and its Subsidiaries shall not take any action except, in the usual and ordinary course of business and consistent with past practice, and DGC shall use commercially reasonable efforts to maintain and preserve its and its Subsidiaries’ current business organizations, assets, properties, employees, goodwill and business relationships;

(b)	DGC shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) reduce its capital or stated capital, or, in the case of any Subsidiary, declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property); (iii) adjust, split, combine or reclassify its share capital; (iv) issue, grant, sell or pledge or offer or agree to issue, grant, sell or pledge any shares of DGC or its Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of DGC or its Subsidiaries, other than the issuance of new DGC Options as disclosed in the DGC Disclosure Letter and the issuance of DGC Shares issuable pursuant to the terms of outstanding DGC Options; (v) redeem, purchase or otherwise acquire or subject to an Encumbrance any of its outstanding securities or securities convertible or exchangeable into or exercisable for any such securities, unless otherwise required by the terms of such securities; (vi) amend or modify the terms of any of its securities; (vii) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of DGC or any of its operating Subsidiaries; (viii) make any change in its accounting methods or policies, in each case except as required in accordance with GAAP; (ix) make any material Tax election or settle or compromise any material Tax liability; or (x) enter into, modify or terminate any Contract with respect to any of the foregoing;

(c)	DGC shall promptly notify PDX in writing of any circumstance or development that, to the knowledge of DGC, is or would reasonably be expected to constitute a Material Adverse Effect on DGC or any change in any material fact set forth in the DGC Disclosure Record or in the DGC Disclosure Letter;

(d)	DGC shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) sell, pledge, lease, license, dispose of or encumber any material assets of DGC or of any Subsidiary, except in the ordinary course of business consistent with past practice; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or any property or asset, or make any investment either by the purchase of securities, contributions of capital, property transfer, or purchase of any property or assets of any other Person, except in the ordinary course of business consistent with past practice; (iii) create any Subsidiary; (iv) incur any material Indebtedness or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loans or advances except in the ordinary course of business consistent with past practice; (v) pay, discharge, settle or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the DGC Financial Statements and liabilities or obligations incurred in the ordinary course of business consistent with past practice; (vi) waive, release, grant or transfer any rights of material value; (vii) enter into a new line of business; or (viii) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing; and

(e)	DGC shall not: (i) grant to any officer or director of DGC an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the grant of any severance or termination pay; (iv) enter into or amend any employment agreement with any officer or director of DGC; (v) increase any benefits payable under its current severance or termination pay policies; or (vi) adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance,

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incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors or officers or former directors or officers of DGC.

4.7	Access to Information

Subject to applicable Law, notwithstanding the pre-agreement investigations conducted by or on behalf of the parties, each party shall give the other (a “Reviewing Party”) and the Reviewing Party’s Representatives reasonable ongoing access during the term of this Agreement, upon reasonable notice from the Reviewing Party, to all of its material information, senior personnel, books, records, agreements and commitments, as the Reviewing Party may reasonably require, on and subject to the terms set forth in the Confidentiality Agreement. In addition, subject to applicable Law, each party shall cooperate with each other in such reviews and furnish to the Reviewing Party all material information as the Reviewing Party or any authorized Person may reasonably request, provided that the Reviewing Party shall designate the individual or individuals to coordinate such access and further provided that the Reviewing Party shall not disrupt the normal business operations of the other party or its Subsidiaries. The provisions of the Confidentiality Agreement shall continue to apply to all information so provided to a Reviewing Party.

4.8	Director and Officer Liability

(a)	From and after the Effective Date, DGC shall, and shall cause Amalco to, indemnify and hold harmless, to the fullest extent permitted under applicable Laws (and to also advance expenses as incurred to the fullest extent permitted under applicable Laws), each present and former director and officer of PDX (each, an “Indemnified Person”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Person’s service as a director or officer of PDX or services performed by such Persons at the request of PDX at or prior to the Effective Date, whether asserted or claimed prior to, at or after the Effective Date, including the approval of this Agreement, the Amalgamation or the other transactions contemplated by this Agreement or arising out of or related to this Agreement and the transactions contemplated hereby. Neither DGC nor Amalco shall settle, compromise or consent to the entry of any judgment in any claim, action, suit, proceeding or investigation or threatened claim, action, suit, proceeding or investigation without the consent of an Indemnified Person (such consent not to be unreasonably withheld) (i) unless such settlement, compromise or consent includes an unconditional release of such Indemnified Person from all liability arising out of such action, suit, proceeding, investigation or claim or (ii) that does not include an admission of fault of such Indemnified Person.

(b)	Prior to the Effective Date, PDX shall and, if PDX is unable to, DGC shall cause Amalco as of the Effective Date, to purchase and maintain for the period from the Effective Time until six years after the Effective Time on a “trailing” (or “run-off”) basis, a prepaid, non-cancellable directors’ and officers’ insurance policy for the benefit of all Indemnified Persons, covering claims made prior to or within six years after the Effective Time, on terms and conditions which are no less advantageous to such persons than to PDX’s existing directors’ and officers’ insurance policies, and in compliance with all indemnification agreements in effect at the Effective Time and providing coverage of an amount not materially more than (but not materially less than) such existing policies for all such persons and from an insurance carrier with the same or better credit rating as PDX’s current insurance carrier.

(c)	The rights of the Indemnified Persons under this Section 4.8 shall be in addition to any rights such Indemnified Persons may have under the articles of incorporation or bylaws of PDX, or under any applicable Law or under any agreement or contract of any Indemnified Person with PDX. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Date and rights to advancement of expenses relating thereto now existing in favour of any Indemnified Person as provided in the certificate of incorporation or bylaws of PDX or any indemnification contract or agreement between such Indemnified Person and PDX shall survive the Effective Date, shall be assumed by DGC and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Person.

(d)	This Section 4.8 shall survive the consummation of the Amalgamation and is intended to be for the benefit of, and shall be enforceable by, the Indemnified Persons and their respective heirs, executors, administrators and personal representatives and shall be binding on PDX and its successors and assigns, and, for such purpose,

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PDX hereby confirms that it is acting as agent and trustee on behalf of the Indemnified Persons and DGC acknowledges that this provision shall enure to the benefit of any successor corporation of PDX, including by way of wind-up or dissolution.

4.9	Governance Arrangements

At the Effective Time, the DGC Board shall put in effect the governance arrangements described in Schedule E, subject to the prior written approval of PDX, acting reasonably, of the documentation giving effect to such arrangements.

ARTICLE 5

NON-SOLICITATION

5.1	Covenants of PDX Regarding Non-Solicitation

(a)	Except as expressly provided in Section 5.1 and Section 5.2, PDX shall not, directly or indirectly, including through any Representative:

(i)	make, solicit, assist, initiate, encourage or otherwise facilitate (including by way of discussion, negotiation, furnishing information, soliciting proxies (within the meaning of the Securities Act) or entering into any form of Contract) any inquiries, proposals or offers regarding, constituting or that may reasonably be expected to lead to, any Acquisition Proposal;

(ii)	engage or participate in any discussions or negotiations regarding, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to make or complete, any Acquisition Proposal;

(iii)	make a PDX Change in Recommendation;

(iv)	accept, approve, endorse or recommend any Acquisition Proposal or propose to publicly do so; or

(v)	accept, approve, endorse or enter into any Contract in respect of any Acquisition Proposal (other than a confidentiality agreement permitted by Section 5.1(f)) or publicly propose to do so.

(b)	PDX hereby represents and warrants in favour of DGC that as of this date, it does not have any ongoing discussions or contact with any Person regarding any Acquisition Proposal and PDX shall and shall cause its Representatives to immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Persons conducted heretofore by PDX or any Representatives with respect to any Acquisition Proposal or any offer, proposal or inquiry that could reasonably be expected to lead to an Acquisition Proposal (and PDX shall immediately cease to provide any such Person (other than DGC or any of its Representatives) with access to confidential information concerning PDX or DGC).

(c)	PDX further covenants and agrees to request forthwith, and use all commercially reasonable efforts to cause, all Persons who have executed a confidentiality agreement within the period of 12 months preceding the date hereof in connection with any Acquisition Proposal: (i) to destroy all confidential PDX information and confirm to DGC in writing such destruction; or (ii) to return all confidential PDX information to PDX.

(d)	PDX further covenants and agrees that it shall not terminate, waive, amend, fail to enforce or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it is a party.

(e)	PDX further covenants and agrees to immediately notify DGC, at first orally and then in writing, of any PDX Acquisition Proposal or offer, proposal or inquiry that could lead to a PDX Acquisition Proposal, or any amendments to the foregoing, or any request for non-public information relating to PDX or for access to the properties, books or records of PDX (including any list of PDX Shareholders) of which PDX or its Representatives become aware. Such notice shall include a description of the terms and conditions of any offer, proposal or inquiry and provide such details as DGC may reasonably request including the identity of the Person making such offer, proposal or inquiry. PDX shall (i) keep DGC fully informed of the status including any change to the material terms of any such PDX Acquisition Proposal or such offer, proposal or inquiry immediately upon the occurrence of any development or change; and (ii) provide to DGC copies of all correspondence and other written material in connection with any such PDX Acquisition Proposal or offer,

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proposal or inquiry provided to PDX by any Person or sent or provided by PDX to any Person immediately after receipt or delivery thereof.

(f)	Notwithstanding Section 5.1(a), if PDX receives a request for material non-public information from a Person who proposes a bona fide PDX Acquisition Proposal in writing in respect of PDX (whether or not such PDX Acquisition Proposal contemplates a DGC Acquisition Proposal) (the existence and content of which have been disclosed to DGC and which did not result from a breach of Section 5.1) prior to the approval of the Amalgamation Resolution by PDX Shareholders, and the PDX Board determines in good faith and after receiving advice from its financial advisor and outside legal counsel that such proposal is reasonably likely to result in a PDX Superior Proposal for which the failure of the PDX Board to approve or accept would be inconsistent with its fiduciary duties under applicable Law, then, and only in such case, PDX and its Representatives may, subject to the execution by such Person of a confidentiality agreement on terms that are no less favourable to PDX in the aggregate than the Confidentiality Agreement, but which also includes a standstill covenant that prohibits such Person for a period of at least 12 months from acquiring, or offering to acquire, any PDX Shares without the consent of PDX, provide such Person with access to information regarding PDX and enter into negotiations or discussions with such Person; provided, however, that the Person making the PDX Acquisition Proposal shall not be precluded under any such confidentiality agreement from making the PDX Acquisition Proposal on a confidential basis to the PDX Board, and provided further that PDX sends a copy of any such confidentiality agreement to DGC immediately upon its execution and that DGC is provided, simultaneously with the provision thereof to such Person, with a list of or, in the case of information that was not previously made available to DGC, copies of any information provided to such Person.

(g)	PDX shall use all commercially reasonable efforts to ensure that its Representatives are aware of the provisions of this Section 5.1, and it shall be responsible for any breach of this Section 5.1 by its Representatives.

(h)	Notwithstanding the foregoing, nothing in this Agreement shall prevent:

(i)	the PDX Board from responding through a directors’ circular or otherwise as required by applicable Laws to a PDX Acquisition Proposal it determines is not a PDX Superior Proposal;

(ii)	making any disclosure of a PDX Acquisition Proposal to the PDX Shareholders prior to the Effective Time if the PDX Board determines in good faith (after consultation with outside counsel) that such disclosure is necessary for the PDX Board to fulfill its fiduciary duties or is otherwise required under applicable Law; and

(iii)	responding to a bona fide request for information that could reasonably be expected to lead to an PDX Acquisition Proposal solely by advising that no information can be provided unless a bona fide written PDX Acquisition Proposal is made and then only in compliance with this Agreement.

5.2	Notice by PDX of Superior Proposal Determination

(a)	PDX shall not accept, approve, endorse or recommend any PDX Acquisition Proposal or propose to publicly do so, nor accept, approve, endorse, recommend or enter into any Contract relating to a PDX Acquisition Proposal (other than a confidentiality agreement contemplated by Section 5.1(f)) or publicly propose to do so and the PDX Board shall not make a PDX Change in Recommendation unless:

(i)	the PDX Acquisition Proposal did not result from a breach of Section 5.1 by PDX or any of its Representatives;

(ii)	the PDX Meeting has not yet occurred;

(iii)	the PDX Board shall have determined in good faith (A) that such PDX Acquisition Proposal constitutes a PDX Superior Proposal and (B) after consultation with outside legal counsel, that the failure to take the relevant action would be inconsistent with its fiduciary duties under applicable Law;

(iv)	PDX has provided written notice to DGC of the determination of the PDX Board that the PDX Acquisition Proposal is a PDX Superior Proposal and of the intention of the PDX Board to approve or recommend such PDX Superior Proposal and/or of PDX to enter into a Contract with respect to such PDX Acquisition Proposal, together with a copy of such PDX Acquisition Proposal and any such Contract;

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(v)	a period of five Business Days has lapsed from the date DGC received notice of the determination of the PDX Board in accordance with Section 5.2(a)(iv) together with the associated documents;

(vi)	after the five Business Day period, the PDX Board (A) determines that such PDX Acquisition Proposal continues to constitute a PDX Superior Proposal; and (B) determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable Law; and

(vii)	if PDX enters into any written agreement contemplated by Section 7.2(d)(i), prior to or simultaneously with taking such action, PDX (A) terminates this Agreement pursuant to Section 7.2(d)(i), and (B) pays the Termination Payment pursuant to Section 7.3(b).

(b)	Each successive modification (including any increase in the proposed price) of any PDX Acquisition Proposal shall constitute a new PDX Acquisition Proposal for purposes of this Section 5.2.

(c)	During the five Business Day period provided in Section 5.2(a), PDX agrees that DGC shall have the right, but not the obligation, to offer to amend the terms of this Agreement and PDX shall cooperate with DGC with respect thereto, and negotiate in good faith (and promptly make its financial and legal advisors available to negotiate in good faith) to enable DGC to amend the terms of this Agreement as DGC determines is appropriate in order that the PDX Superior Proposal ceases to be a PDX Superior Proposal. If the PDX Board so determines, it will enter into an amended agreement with DGC reflecting DGC’s amended proposal. The PDX Board will review any proposal by DGC to amend this Agreement in order to determine, in good faith in the exercise of its fiduciary duties whether DGC’s proposal to amend this Agreement would result in the PDX Acquisition Proposal ceasing to be a PDX Superior Proposal. If the PDX Board continues to believe, in good faith after consultation with its financial advisors and outside counsel, that the PDX Superior Proposal remains a PDX Superior Proposal, then it shall promptly notify DGC of such determination.

(d)	If the date on which PDX provides notice to DGC pursuant to Section 5.2(a)(iv) is less than five Business Days before the PDX Meeting and DGC has not made an offer to amend the terms of this Agreement as set forth in Section 5.2(c), then, subject to applicable Law, PDX may or, at DGC’s request shall, postpone or adjourn the PDX Meeting to a date that is at least five Business Days but not more than ten Business Days after the scheduled date of the PDX Meeting.

(e)	PDX shall promptly reaffirm its recommendation of the Amalgamation Resolution by press release after: (i) any PDX Acquisition Proposal (which is determined by PDX not to be a PDX Superior Proposal) is publicly announced or made; or (ii) DGC and PDX enter into amended agreements under Section 5.2(c). Any such press release shall be prepared in accordance with Section 8.6.

5.3	Covenants of DGC Regarding Non-Solicitation

(a)	Except as expressly provided in Section 5.3 and Section 5.4, DGC shall not, directly or indirectly, including through any Representative:

(i)	make, solicit, assist, initiate, encourage or otherwise facilitate (including by way of discussion, negotiation, furnishing information, soliciting proxies (within the meaning of the Securities Act) or entering into any form of Contract) any inquiries, proposals or offers regarding, constituting or that may reasonably be expected to lead to, any Acquisition Proposal;

(ii)	engage or participate in any discussions or negotiations regarding or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to make or complete, any Acquisition Proposal;

(iii)	make a DGC Change in Recommendation;

(iv)	accept, approve, endorse or recommend any Acquisition Proposal or propose to publicly do so; or

(v)	accept, approve, endorse or enter into any Contract in respect of any Acquisition Proposal (other than a confidentiality agreement permitted by Section 5.3(e)) or publicly propose to do so.

(b)	DGC hereby represents and warrants in favour of PDX that, as of this date, it does not have any ongoing discussions with any Person regarding any Acquisition Proposal and DGC shall and shall cause its Subsidiaries and Representatives to immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Persons conducted heretofore by DGC, its Subsidiaries or any

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Representatives with respect to any Acquisition Proposal or any offer, proposal or inquiry that could reasonably be expected to lead to a Acquisition Proposal (and DGC shall immediately cease to provide any such Person (other than PDX or any of its Representatives) with access to confidential information concerning DGC or its Subsidiaries).

(c)	DGC further covenants and agrees that neither it nor any of its Subsidiaries, shall terminate, waive, amend, fail to enforce or modify any provision of any existing confidentiality agreement relating to a Acquisition Proposal or any standstill agreement to which it or any of its Subsidiaries is a party.

(d)	DGC further covenants and agrees to immediately notify PDX, at first orally and then in writing, of any DGC Acquisition Proposal or offer, proposal or inquiry that could lead to a DGC Acquisition Proposal, or any amendments to the foregoing, or any request for non-public information relating to DGC or any of its Subsidiaries or for access to the properties, books or records of DGC (including any list of DGC Shareholders) or any of its Subsidiaries of which DGC or its Representatives become aware. Such notice shall include a description of the terms and conditions of any offer, proposal or inquiry and provide such details as PDX may reasonably request including the identity of the Person making such offer, proposal or inquiry. DGC shall (i) keep PDX fully informed of the status including any change to the material terms of any such DGC Acquisition Proposal or such offer, proposal or inquiry immediately upon the occurrence of any development or change; and (ii) provide to PDX copies of all correspondence and other written material in connection with any such DGC Acquisition Proposal or offer, proposal or inquiry provided to DGC by any Person or sent or provided by DGC to any Person immediately after receipt or delivery thereof.

(e)	Notwithstanding Section 5.3(a), if DGC receives a request for material non-public information from a Person who proposes a bona fide DGC Acquisition Proposal in writing in respect of DGC (whether or not such DGC Acquisition Proposal contemplates a PDX Acquisition Proposal) (the existence and content of which have been disclosed to PDX and which did not result from a breach of Section 5.3) prior to the approval of the DGC Shareholder Resolution by DGC Shareholders, and the DGC Board determines in good faith and after receiving advice from its financial advisor and outside legal counsel that such proposal is reasonably likely to result in a DGC Superior Proposal for which the failure of the DGC Board to approve or accept would be inconsistent with its fiduciary duties under applicable Law, then, and only in such case, DGC and its Representatives may, subject to the execution by such Person of a confidentiality agreement on terms that are no less favourable to PDX in the aggregate than the Confidentiality Agreement, but which also includes a standstill covenant that prohibits such Person for a period of at least 12 months from acquiring, or offering to acquire any DGC Shares without the consent of DGC, provide such Person with access to information regarding DGC or any of its Subsidiaries and enter into negotiations or discussions with such Person; provided, however, that the Person making the DGC Acquisition Proposal shall not be precluded under any such confidentiality agreement from making the DGC Acquisition Proposal on a confidential basis to the DGC Board, and provided further that DGC sends a copy of any such confidentiality agreement to PDX immediately upon its execution and that PDX is provided, simultaneously with the provision thereof to such Person, with a list of or, in the case of information that was not previously made available to PDX, copies of any information provided to such Person.

(f)	DGC shall use all commercially reasonable efforts to ensure that its Representatives are aware of the provisions of this Section 5.3, and it shall be responsible for any breach of this Section 5.3 by its Representatives.

(g)	Notwithstanding the foregoing, nothing in this Agreement shall prevent:

(i)	the DGC Board from responding through a directors’ circular or otherwise as required by applicable Laws to a DGC Acquisition Proposal that it determines is not a DGC Superior Proposal;

(ii)	making any disclosure of a DGC Acquisition Proposal to the DGC Shareholders prior to the Effective Time if the DGC Board determines in good faith (after consultation with outside counsel) that such disclosure is necessary for the DGC Board to fulfill its fiduciary duties or is otherwise required under applicable Law; and

(iii)	responding to a bona fide request for information that could reasonably be expected to lead to a DGC Acquisition Proposal solely by advising that no information can be provided unless a bona fide written DGC Acquisition Proposal is made and then only in compliance with this Agreement.

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5.4	Notice by DGC of Superior Proposal Determination

(a)	DGC shall not accept, approve, endorse or recommend any DGC Acquisition Proposal or propose to publicly do so, nor accept, approve, endorse, recommend or enter into any Contract relating to a DGC Acquisition Proposal (other than a confidentiality agreement contemplated by Section 5.3(e)) or publicly propose to do so and the DGC Board shall not make a DGC Change in Recommendation unless:

(i)	the DGC Acquisition Proposal did not result from a breach of Section 5.3 by DGC or any of its Representatives;

(ii)	the DGC Meeting has not yet occurred;

(iii)	the DGC Board shall have determined in good faith (A) that such DGC Acquisition Proposal constitutes a DGC Superior Proposal and (B) after consultation with outside legal counsel, that the failure to take the relevant action would be inconsistent with its fiduciary duties under applicable Law;

(iv)	DGC has provided written notice to PDX of the determination of the DGC Board that the DGC Acquisition Proposal is a DGC Superior Proposal and of the intention of the DGC Board to approve or recommend such DGC Superior Proposal and/or of DGC to enter into a Contract with respect to such DGC Acquisition Proposal, together with a copy of such DGC Acquisition Proposal and any such Contract;

(v)	a period of five Business Days has lapsed from the date PDX received notice of the determination of the DGC Board in accordance with Section 5.4(a)(iv) together with the associated documents; and

(vi)	if DGC enters into any written agreement contemplated by Section 7.2(c)(i), prior to or simultaneously with taking such action, DGC (A) terminates this Agreement pursuant to Section 7.2(c)(i); and (B) pays the Termination Payment pursuant to Section 7.4(b).

(b)	DGC shall promptly reaffirm its recommendation of the Amalgamation Resolution by press release after any DGC Acquisition Proposal (which is determined not to be a DGC Superior Proposal) is publicly announced or made. Any such press release shall be prepared in accordance with Section 8.6.

(c)	If the date on which DGC provides notice to PDX pursuant to Section 5.4(a)(iv) is less than five Business Days before the DGC Meeting, then, subject to applicable Law, DGC may or, at PDX’s request shall, postpone or adjourn the DGC Meeting to a date that is at least five Business Days but not more than ten Business Days after the scheduled date of the DGC Meeting.

(d)	Notwithstanding Section 5.3 and Section 5.4, DGC covenants and agrees that it shall not accept, approve or endorse or recommend, or enter into any Contract with respect to, any Acquisition Proposal (other than a confidentiality agreement permitted by Section 5.3(e)) unless it shall have first used its reasonable best efforts to secure that such Acquisition Proposal provide for or require the Person making such Acquisition Proposal to make an equivalent offer for the PDX Shares to the offer proposed for the DGC Shares, it being understood that an equivalent offer shall provide (i) consideration per PDX Share equal to the consideration per DGC Share multiplied by the Exchange Ratio, (ii) equivalent treatment for the holders of PDX Options to the treatment of DGC Options as if such holders of PDX Options held Converted Options converted in accordance with this Agreement and (iii) terms and conditions for PDX Shareholders otherwise equivalent to the terms and conditions for DGC Shareholders, in all material respects.

ARTICLE 6

CONDITIONS

6.1	Mutual Conditions Precedent

The respective obligations of the parties hereto to complete the Amalgamation and the other transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Effective Time, of the following conditions precedent, each of which may be waived only by the mutual consent of DGC and PDX:

(a)	the Amalgamation Resolution shall have been approved at the PDX Meeting by at least two-thirds of the votes cast on the Amalgamation Resolution by PDX Shareholders present in person or represented by proxy at the PDX Meeting;

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(b)	DGC Shareholder Approval shall have been obtained at the DGC Meeting;

(c)	there shall be no proceeding, of a judicial or administrative nature or otherwise in progress (or threatened in writing by a Governmental Entity) that relates to or results from the transactions contemplated by this Agreement that would, if successful, result in an order or ruling that would reasonably be expected to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Amalgamation in accordance with its terms;

(d)	PDX Shareholders holding no more than 20% of the PDX Shares shall have become Dissenting Shareholders;

(e)	the DGC Shares issuable pursuant to the Amalgamation and all DGC Shares issuable on the exercise of any Converted Options shall have been approved for listing on the TSX, subject to the filing of required documentation, notice of issuance and other usual requirements, and when issued shall be freely tradable under currently applicable securities laws in Canada;

(f)	no applicable Law shall be in effect that prohibits the consummation of the Amalgamation; and

(g)	this Agreement shall not have been terminated in accordance with its terms.

6.2	Additional Conditions Precedent to the Obligations of DGC

The obligations of DGC to complete the Amalgamation and the other transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Time, of the following conditions precedent (each of which is for DGC’s exclusive benefit and may be waived by DGC and any one or more of which, if not satisfied or waived, will relieve DGC of any obligation under this Agreement):

(a)	all acts, undertakings, obligations, agreements and covenants of PDX under this Agreement and the Amalgamation Agreement to be performed on or before the Effective Time shall have been duly performed in all material respects by PDX, and DGC shall have received a certificate of PDX addressed to DGC and dated as of the Effective Date, signed on behalf of PDX by the Chief Executive Officer and the Chief Financial Officer of PDX, without personal liability, confirming the same;

(b)	all representations and warranties of PDX under paragraphs (a), (b), (c), (e) and (f) of Schedule 3.1 shall be true and correct in all respects on the Effective Date. All other representations and warranties of PDX set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect standard, as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct in all respects as of such earlier date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PDX; and DGC shall have received a certificate of PDX, addressed to DGC and dated as of the Effective Date, signed on behalf of PDX by the Chief Executive Officer and the Chief Financial Officer of PDX, without personal liability, confirming the same; and

(c)	PDX shall have delivered to DGC one or more share certificates registered in the name of PDX representing in the aggregate not less than 19 million DGC Shares (such amount including DGC Shares subject to the Share Pledge Agreement pursuant to Section 2.14).

DGC may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by DGC with its obligations under this Agreement if the condition precedent would have been satisfied but for a default by DGC in complying with its obligations hereunder.

6.3	Additional Conditions Precedent to the Obligations of PDX

The obligations of PDX to complete the Amalgamation and the other transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Time, of the following conditions precedent (each of which is for the exclusive benefit of PDX and may be waived by PDX and any one or more of which, if not satisfied or waived, will relieve PDX of any obligation under this Agreement):

(a)	all acts, undertakings, obligations, agreements and covenants of DGC under this Agreement and the Amalgamation Agreement to be performed on or before the Effective Time shall have been duly performed in all material respects by DGC, and PDX shall have received a certificate of DGC addressed to PDX and dated as of the Effective Date, signed on behalf of DGC by the Chief Executive Officer and the Chief Financial Officer of DGC, without personal liability, confirming the same;

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(b)	all representations and warranties of DGC under paragraphs (a), (b), (c), (f) and (g) of Schedule 3.2 shall be true and correct in all respects on the Effective Date. All other representations and warranties of DGC set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect standard, as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct in all respects as of such earlier date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on DGC; and PDX shall have received a certificate of DGC, addressed to PDX and dated as of the Effective Date, signed on behalf of DGC by the Chief Executive Officer and the Chief Financial Officer of DGC, without personal liability, confirming the same;

(c)	DGC shall have deposited with the Depositary in escrow a sufficient number of DGC Shares required to complete all of the transactions contemplated by the Amalgamation and the Depositary shall have confirmed to PDX receipt of the DGC Shares; and

(d)	DGC shall have taken all such actions as shall be necessary or desirable so that: (i) the composition of the DGC Board shall be as set forth in Schedule E; (ii) the role of the Executive Chairman shall be as set forth in Schedule E; (iii) the role of the Non-Executive Co-Chairman shall be as set forth in Schedule E; and (iv) Mr. Gerald Panneton shall be President and CEO of DGC.

PDX may not rely on the failure to satisfy any of the above conditions precedent as a basis for non compliance by PDX with its obligations under this Agreement if the condition precedent would have been satisfied but for a default by PDX in complying with its obligations hereunder.

6.4	Notice and Cure Provisions

Each of PDX, on the one hand, and DGC, on the other hand, will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	constitute a material breach of any of its representations or warranties contained herein or which would cause such representations and warranties to be untrue or incorrect in any material respect on the Effective Date; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by the other hereunder prior to the Effective Date.

Neither PDX nor DGC may elect not to complete the Amalgamation or the other transactions contemplated hereby pursuant to any of the conditions precedent contained in Sections 6.1, 6.2 or 6.3, or exercise any termination right arising therefrom, unless forthwith and in any event prior to the filing of the Articles of Amalgamation with the Registrar, PDX or DGC, as the case may be, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which PDX or DGC, as the case may be, is asserting as the basis for the non-fulfilment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that PDX or DGC, as the case may be, is proceeding diligently to cure such matter, if such matter is capable of being cured, the other may not terminate this Agreement until the later of the Outside Date and the expiration of a period of 15 days from such notice.

If such notice has been delivered prior to the date of either the PDX Meeting or the DGC Meeting, either PDX or DGC, as the case may be shall have the right, but not the obligation, to postpone such meeting until the expiry of such period.

6.5	Satisfaction of Conditions

The conditions precedent set out in Sections 6.1, 6.2 and 6.3, shall be conclusively deemed to have been satisfied, waived or released when, with the agreement of PDX or DGC, a Certificate of Amalgamation is issued by the Registrar.

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ARTICLE 7

AMENDMENT AND TERMINATION

7.1	Amendment

This Agreement and the Amalgamation Agreement may, at any time and from time to time before or after the holding of the PDX Meeting and DGC Meeting but not later than the date of filing of the Articles of Amalgamation with the Registrar, be amended by mutual written agreement of the parties hereto, and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and

(d)	waive compliance with or modify any conditions precedent herein contained, provided that, notwithstanding the foregoing, the terms of this Agreement shall not be amended (i) after the holding of the PDX Meeting in a manner materially prejudicial to the PDX Shareholders without the approval of the PDX Shareholders given in the same manner as required by Law for the approval of the Amalgamation or (ii) after the DGC Meeting in a manner materially prejudicial to the DGC Shareholders without the approval of a majority of the DGC Minority Shareholders given in the same manner as required by Law for the approval of the DGC Shareholder Resolution.

7.2	Termination

This Agreement may be terminated and the Amalgamation may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the PDX Shareholders or DGC Shareholders):

(a)	by the mutual agreement of PDX and DGC (without further action on the part of PDX Shareholders or DGC Shareholders, whether terminated before or after the holding of the PDX Meeting or DGC Meeting); or

(b)	by either PDX or DGC:

(i)	if the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 7.2(b)(i) shall not be available to any party whose failure to fulfill any of its obligations has been a principal cause of, or resulted in, the failure of the Effective Time to occur by such date;

(ii)	if after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the Amalgamation illegal or otherwise prohibited or enjoins PDX or DGC from consummating the Amalgamation and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable;

(iii)	if the PDX Shareholders fail to approve the Amalgamation Resolution at the PDX Meeting; or

(iv)	if DGC Shareholder Approval is not obtained at the DGC Meeting; or

(c)	by DGC if:

(i)	DGC, in accordance with Section 5.4, enters into a written agreement (other than a confidentiality agreement permitted by Section 5.3(e)) concerning a DGC Superior Proposal, provided that concurrently with such termination DGC pays the Termination Payment payable pursuant to Section 7.4(b); or

(ii)	prior to obtaining the approval of the Amalgamation Resolution by the PDX Shareholders: (A) (x) the PDX Board shall have failed to recommend the Amalgamation in the manner set forth in Section 2.4(a); (y) the PDX Board publicly proposes to approve or recommend a PDX Acquisition Proposal; or (z) the PDX Board withdraws, amends, modifies or qualifies, in a manner adverse to DGC, the approval or recommendation of the PDX Board in relation to the Amalgamation (a “PDX Change in Recommendation”) or proposes publicly to do so or (it being understood that publicly taking no position or a neutral position with respect to a PDX Acquisition Proposal for a period of not more than ten days following the public announcement thereof, shall not be considered a PDX Change in Recommendation); or (B) the PDX Board fails to publicly reconfirm its approval or recommendation

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in relation to the Amalgamation within five Business Days after having received a request in writing to do so from DGC; or

(iii)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of PDX set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that DGC is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied; or

(d)	by PDX if:

(i)	PDX, in accordance with Section 5.2, enters into a written agreement (other than a confidentiality agreement permitted by Section 5.1(f)) concerning a PDX Superior Proposal, provided that concurrently with such termination PDX pays the Termination Payment payable pursuant to Section 7.3(b);

(ii)	prior to obtaining DGC Shareholder Approval: (A) (x) the DGC Board shall have failed to recommend the Amalgamation in the manner set forth in Section 2.5(a); (y) the DGC Board publicly proposes to approve or recommend a DGC Acquisition Proposal; or (z) the DGC Board withdraws, amends, modifies or qualifies, in a manner adverse to PDX, the approval or recommendation of the DGC Board in relation to the Amalgamation (a “DGC Change in Recommendation”) or proposes publicly to do so (it being understood that publicly taking no position or a neutral position with respect to a DGC Acquisition Proposal for a period of not more than ten days following the public announcement thereof, shall not be considered a DGC Change in Recommendation); or (B) the DGC Board fails to publicly reconfirm its approval or recommendation in relation to the Amalgamation within five Business Days after having received a request in writing to do so from PDX; or

(iii)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of DGC set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that PDX is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied.

(e)	The party desiring to terminate this Agreement pursuant to this Article 7 (other than pursuant to Section 7.2(a)) shall give written notice of such termination to the other party.

(f)	In the case of any termination of this Agreement pursuant to this Article 7, this Agreement shall be of no further force and effect except for this Section 7.2(f) and Sections 2.14, 7.3, 7.4, 7.5, 8.3, 8.5, 8.7 and 8.14, which shall continue in full force and effect.

7.3	Termination Payment and Expenses Payable by PDX

(a)	If a PDX Termination Payment Event occurs, PDX shall pay to DGC (by wire transfer of immediately available funds) the Termination Payment in accordance with Section 7.3(b) in respect of consideration for the disposition of DGC’s rights under this Agreement. “PDX Termination Payment Event” means:

(i)	the termination of this Agreement by DGC pursuant to Section 7.2(c)(ii) or by PDX pursuant to Section 7.2(d)(i); or

(ii)	the termination of this Agreement by DGC pursuant to Section 7.2(c)(iii) or by either PDX or DGC pursuant to 7.2(b)(i) or Section 7.2(b)(iii), but only if, in the case of this paragraph (ii): (A) prior to the PDX Meeting, a PDX Acquisition Proposal shall have been made or publicly announced by any Person other than DGC and not subsequently withdrawn; (B) a PDX Acquisition Proposal is consummated within a period of 365 days from the date of exercise of such termination, or a definitive Contract with respect to a PDX Acquisition Proposal is entered into by PDX within such 365 day period and such PDX Acquisition Proposal is later consummated; and (C) no transaction offering consideration to the DGC Shareholders (other than PDX) which is substantially equivalent, from a financial point of view, determined on a “look-through” basis based on PDX’s ownership of DGC Shares (taking into consideration any material increases in PDX’s liabilities (net of any material increases in PDX’s assets) from the date hereof), is consummated prior to, or simultaneous with, the consummation of any PDX Acquisition Proposal referred to in paragraph (ii)(B).

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(b)	If a PDX Termination Payment Event occurs due to a termination of this Agreement by PDX pursuant to Section 7.2(d)(i), the Termination Payment shall be paid simultaneously with the occurrence of such PDX Termination Payment Event. If a PDX Termination Payment Event occurs due to a termination of this Agreement by DGC pursuant to Section 7.2(c)(ii), the Termination Payment shall be paid to DGC within two Business Days following such PDX Termination Payment Event. If a PDX Termination Payment Event occurs in the circumstances set out in Section 7.3(a)(ii), the Termination Payment shall be paid to DGC upon the consummation of the PDX Acquisition Proposal referred to therein.

(c)	In the event that this Agreement is terminated by DGC pursuant to Section 7.2(c)(iii), PDX shall pay, or cause to be paid, to DGC all reasonable documented expenses, costs and fees of DGC and its affiliates incurred in connection with the transactions contemplated hereby, not to exceed $500,000, such payment to be made within 25 days of any such termination or, if later, within 25 days of DGC’s provision of documentation in respect of such expenses.

(d)	Any amount payable by PDX pursuant to this Section 7.3 that is not paid immediately when due shall bear interest from the date of termination of this Agreement in accordance with its terms at a rate equal to the prime rate of the Bank of Montreal determined at noon Toronto time on the date of termination plus one percent per annum, calculated and compounded monthly in arrears on the last Business Day of each calendar month until paid in full.

7.4	Termination Payment and Expenses Payable by DGC

(a)	If a DGC Termination Payment Event occurs, DGC shall pay to PDX (by wire transfer of immediately available funds) the Termination Payment in accordance with Section 7.4(b) in respect of consideration for the disposition of PDX’s rights under this Agreement. “DGC Termination Payment Event” means:

(i)	the termination of this Agreement by PDX pursuant to Section 7.2(d)(ii) or by DGC pursuant to Section 7.2(c)(i); or

(ii)	the termination of this Agreement by PDX pursuant to Section 7.2(d)(iii) or by either DGC or PDX pursuant to 7.2(b)(i) or Section 7.2(b)(iv), but only if, in the case of this paragraph (ii): (A) prior to the DGC Meeting, a DGC Acquisition Proposal shall have been made or publicly announced by any Person other than PDX and not subsequently withdrawn; (B) a DGC Acquisition Proposal is consummated within a period of 365 days from the date of exercise of such termination, or a definitive Contract with respect to a DGC Acquisition Proposal is entered into by DGC within such 365 day period and such DGC Acquisition Proposal is later consummated; and (C) no transaction offering consideration to the PDX Shareholders which is substantially equivalent, from a financial point of view, determined on a “look-through” basis based on PDX’s ownership of DGC Shares (taking into consideration any material increases in PDX’s liabilities (net of any material increases in PDX’s assets) from the date hereof), is consummated prior to, or simultaneous with, the consummation of any DGC Acquisition Proposal referred to in paragraph (ii)(B).

(b)	If a DGC Termination Payment Event occurs due to a termination of this Agreement by DGC pursuant to Section 7.2(c)(i), the Termination Payment shall be paid to PDX simultaneously with the occurrence of such DGC Termination Payment Event. If a DGC Termination Payment Event occurs due to a termination of this Agreement by PDX pursuant to Section 7.2(d)(ii), the Termination Payment shall be paid to PDX within two Business Days following such DGC Termination Payment Event. If a DGC Termination Payment Event occurs in the circumstances set out in Section 7.4(a)(ii), the Termination Payment shall be paid to PDX upon the consummation of the DGC Acquisition Proposal referred to therein.

(c)	In the event that this Agreement is terminated by PDX pursuant to Section 7.2(d)(iii) DGC shall pay, or cause to be paid, to PDX all reasonable documented expenses, costs and fees of PDX incurred in connection with the transactions contemplated hereby, not to exceed $500,000, such payment to be made within 25 days of any such termination or, if later, within 25 days of PDX’s provision of documentation in respect of such expenses.

(d)	Any amount payable by DGC pursuant to this Section 7.4 that is not paid immediately when due shall bear interest from the date of termination of this Agreement in accordance with its terms at a rate equal to the prime rate of the Bank of Montreal determined at noon Toronto time on the date of termination plus one percent per annum, calculated and compounded monthly in arrears on the last Business Day of each calendar month until paid in full.

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7.5	Effect of Termination Payment or Payment of Expenses Payable

For greater certainty, the parties agree that the Termination Payment to be received pursuant to Section 7.3 or 7.4 shall be the sole remedy in compensation or damages of the party receiving such Termination Payment with respect to the events giving rise to the termination of this Agreement and the resulting PDX Termination Payment Event or DGC Termination Payment Event, as the case may be; provided, however, that nothing contained in this Section 7.5, and no payment of any Termination Payment, shall relieve or have the effect of relieving any party in any way from liability for damages incurred or suffered by a party as a result of an intentional or wilful breach of this Agreement, including the intentional or wilful making of a misrepresentation in this Agreement (including the Schedules hereto). Each party agrees that the Termination Payment constitutes payment of liquidated damages which are a genuine anticipated assessment or estimate of the damages which it will suffer or incur as a result of the event giving rise to such damages and resulting in the termination of this Agreement and does not and will not constitute payment of a penalty. Each of the parties irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

ARTICLE 8

GENERAL

8.1	Schedules

Any reference herein to a matter being disclosed or set forth in the PDX Disclosure Letter or DGC Disclosure Letter shall mean disclosure in such section of such disclosure letter that corresponds to the relevant section or paragraph, as applicable, of this Agreement or of Schedule 3.1 and Schedule 3.2 to this Agreement; provided, however, that the information provided in one section of the PDX Disclosure Letter or DGC Disclosure Letter shall suffice, without repetition or cross-reference, as a disclosure of such information in any other relevant section of the PDX Disclosure Letter or DGC Disclosure Letter, as the case may be, if the relevance of such reference would be reasonably apparent to a prudent reader of this Agreement, the relevant disclosure letter and the additional information (if any) referred to in the relevant disclosure letter. The inclusion of any information in the PDX Disclosure Letter or DGC Disclosure Letter, as the case may be, shall not be deemed an admission or acknowledgement, in and of itself or solely by virtue of the inclusion of such information in the PDX Disclosure Letter or DGC Disclosure Letter, as the case may be, that such information is required to be set forth therein or that such information is material to PDX or DGC, as the case may be, or any entity related thereto or their respective business (or activities), assets or liabilities.

8.2	Notices

All notices and other communications which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by telecopy, in each case addressed to the particular party at:

(a)	DGC, as follows:

Detour Gold Corporation
Suite 2040, 200 Bay Street
Toronto, ON M5J 2J1

Attention: Gerald Panneton, President and Chief Executive Officer
Telecopier: 416.304.0184

With a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP
44th Floor
1 First Canadian Place
Toronto, ON M5X 1B1

Attention: Kevin J. Thomson
Telecopier: 416.863.0871

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PDX, as follows:

PDX Resources Inc.
440 Harrop Drive, 2nd Floor
Milton, ON L9T 3H2

Attention: Ingrid Hibbard, President and Chief Executive Officer
Telecopier: 905.875.3829

With a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP
1 First Canadian Place
P.O. Box 50 Stn 1st Can. Pl.
Toronto, ON M5X 1B8

Attention: Clay Horner
Telecopier: 416.862.6666

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or telecopying thereof.

8.3	Assignment

This Agreement shall not be assigned by any party hereto without the prior written consent of the other parties.

8.4	Cooperation/Further Assurances

Subject to the terms hereof, each of the parties hereto agrees to cooperate in good faith and to take all commercially reasonable steps and actions after the date hereof to complete the Amalgamation and the other transactions contemplated hereby in accordance with the terms and provisions of this Agreement. Each party hereto shall, from time to time, and at all times hereafter, at the request of another party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform, carry out or better evidence the terms and intent hereof.

8.5	Expenses

Unless this Agreement has been previously terminated pursuant to Article 7, DGC shall pay at or prior to the Effective Time for all legal, financial, advisory, accounting and other costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and the consummation of the Amalgamation and other transactions contemplated by this Agreement (including for greater certainty any amounts contemplated by Section 2.9(b) to be paid in respect of severance, termination, “change of control” or similar payments to employees and officers electing to terminate their employment agreements). No later than five Business Days prior to the Effective Date, PDX shall provide DGC with a list of expenses and payment instructions, provided the failure to provide a complete listing of expenses shall not limit or reduce DGC’s obligation to pay such expenses. In the event of the termination of this Agreement in accordance with its terms, except at otherwise provided in Section 7.3 or 7.4, each party shall pay its own legal, financial, advisory, accounting and other costs and expenses incurred in connection with this Agreement.

8.6	Public Announcements

Subject to each party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules: (a) no public announcement or press release concerning the matters referred to in this Agreement may be made by PDX or DGC without the prior consent of the other party, such consent not to be unreasonably withheld or delayed; and (b) the parties also agree to cooperate in the preparation of presentations, if any, to PDX Shareholders, DGC Shareholders or analysts regarding the Amalgamation and no party shall make a statement, announcement or presentation to PDX Shareholders, DGC Shareholders or analysts without the prior consent of the other party, such consent not to be unreasonably withheld or delayed.

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8.7	Governing Law

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof which would result in the application of the Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of Ontario.

8.8	Invalidity of Provisions

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.9	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which taken together shall be deemed to constitute one and the same instrument.

8.10	Investigation by Parties

No investigations made by or on behalf of either party or any of their respective authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by the other party in or pursuant to this Agreement.

8.11	Time of Essence

Time shall be of the essence of this Agreement.

8.12	Amendments

This Agreement may not be modified, amended, altered or supplemented except in the manner contemplated herein and upon the execution and delivery of a written agreement executed by all parties.

8.13	Specific Performance and other Equitable Rights

Subject to Section 7.5, each of the parties recognizes and acknowledges that a breach by a party of any obligation in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at Law for money damages. Therefore, each of the parties agrees that in the event of any such breach or threatened breach, the aggrieved party shall be entitled to specific performance of such obligation and provisional interlocutory and permanent injunctive relief and other equitable remedies in addition to any other remedy to which it may be entitled, at Law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive relief or other equitable remedies.

8.14	No Third Parties Beneficiaries

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than under Section 2.9 and Section 4.8 (which are intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons at any time).

8.15	Waiver

No waiver, whether by conduct or otherwise, of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provisions (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in an instrument duly executed by the parties to be bound thereby.

(Signatures on next page)

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IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

DETOUR GOLD CORPORATION

by	(signed)
Name: Gerald Panneton
Title: President and Chief Executive Officer

(signed)
Name: Paul Martin
Title: Chief Financial Officer

PDX RESOURCES INC.

by	(signed)
Name: Ingrid Hibbard
Title: President and Chief Executive Officer

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SCHEDULE A

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT is dated as of the 24th day of January, 2009.

AMONG:

DETOUR GOLD CORPORATION,
a corporation existing under the laws of Canada
(“DGC”),

- and -

1448055 ALBERTA LTD.,
a corporation existing under the laws of the Province of Alberta
(“DGC Subco”),

- and -

PDX RESOURCES INC.,
a corporation existing under the laws of the Province of Alberta
(“PDX”),

(collectively, referred to as the “Parties” and each of them, a “Party”).

WHEREAS DGC Subco was incorporated under the Business Corporations Act (Alberta) (the “Act”) by Certificate and Articles of Incorporation on January 19, 2009;

AND WHEREAS DGC Subco is a wholly-owned subsidiary of DGC;

AND WHEREAS PDX was formed by amalgamation under the Act by Certificate and Articles Amalgamation on January 1, 2006;

AND WHEREAS the authorized share capital of DGC Subco consists of an unlimited number of common shares, of which 100 common shares are issued and outstanding as fully paid and non-assessable;

AND WHEREAS the authorized share capital of PDX consists of an unlimited number of common shares, of which 73,887,370 common shares are issued and outstanding as fully paid and non-assessable, and an unlimited number of preferred shares issuable in series, none of which are issued and outstanding;

AND WHEREAS DGC and PDX have entered into a combination agreement dated January 24, 2009 with respect to the transactions contemplated herein (the “Combination Agreement”);

AND WHEREAS, pursuant to the Combination Agreement, each Party has made full and complete disclosure to the other Parties of its known material assets and material liabilities;

AND WHEREAS, as contemplated in the Combination Agreement, DGC Subco and PDX, availing themselves of Part 14 of the Act, wish to amalgamate on the terms and conditions set forth herein and in the Combination Agreement;

AND WHEREAS DGC, as the sole shareholder of DGC Subco, has approved this amalgamation on and subject to the terms and conditions set forth herein and in the Combination Agreement.

NOW THEREFORE this Agreement witnesses that, in consideration of the respective covenants and agreements herein contained, the Parties hereby covenant and agree as follows:

1. INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

“Act” means the Business Corporations Act (Alberta) as now in effect and as it may be amended from time to time prior to the Effective Date;

“Agreement” means this amalgamation agreement as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Amalco” means the corporation continuing under the laws of Alberta as a result of the Amalgamation;

“Amalco Common Shares” means common shares in the share capital of Amalco having the rights, privileges, restrictions and conditions set out in Schedule A hereto;

“Amalgamating Corporations” means, collectively, DGC Subco and PDX;

“Amalgamation” means the amalgamation of the Amalgamating Corporations, under section 181 of the Act, as contemplated in this Agreement;

“Amalgamation Resolution” means the special resolution of PDX Shareholders approving the Amalgamation, substantially in the form provided in the Combination Agreement;

“Articles of Amalgamation” means the articles of amalgamation required under the Act to be filed with the Registrar, in the form attached hereto as Schedule A hereto, in connection with the Amalgamation;

“Certificate of Amalgamation” means the Certificate of Amalgamation issued by the Registrar in connection with the Amalgamation pursuant to Section 185(4) of the Act;

“Confidentiality Agreement” means the Confidentiality Agreement, dated January 16, 2009, between DGC and PDX;

“DGC Shares” means common shares in the share capital of DGC;

“DGC Subco Shares” means common shares in the share capital of DGC Subco;

“Dissenting Shareholder” means a holder of PDX Shares who, in connection with the Amalgamation Resolution, has validly exercised the right to dissent pursuant to section 191 of the Act in strict compliance with the provisions thereof and thereby becomes entitled to receive the fair value of his or her PDX Shares in cash determined as of the close of business on the day before the adoption of the Amalgamation Resolution and has not withdrawn or been deemed to have withdrawn such exercise of dissent rights, but only in respect of PDX Shares in respect of which dissent rights are validly exercised by such holder;

“Effective Date” means the date shown on the Certificate of Amalgamation;

“Effective Time” means 12:01 a.m. (Edmonton time) on the Effective Date;

“Exchange Ratio” means 0.2571 of a DGC Share for each PDX Share;

“PDX Shareholders” (individually, a “PDX Shareholder”) means the registered holders of the issued and outstanding PDX Shares, from time to time;

“PDX Shares” means common shares in the share capital of PDX; and

“Registrar” means the Registrar acting under the Act.

Words and phrases used but not defined in this Agreement and defined in the Act shall have the same meaning in this Agreement as in the Act unless the context or subject matter otherwise requires.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections, Schedules and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “Schedule” followed by a number and/or a letter refer to the specified Article, Section or Schedule of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto. Any capitalized terms used in any Schedule shall have the meaning as defined in this Agreement.

1.3	Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

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1.4	No Strict Construction

The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

1.5	DGC Subco

To the extent any covenants or agreements contained herein relate, directly or indirectly, to DGC Subco, each such provision shall be construed as a covenant by DGC to cause (to the fullest extent to which it is legally capable) DGC Subco to perform the required action.

1.6	Entire Agreement

This Agreement, the Combination Agreement and the Confidentiality Agreement constitute the entire agreement among the Parties hereto pertaining to the Amalgamation and the transactions contemplated herein and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties hereto with respect to the subject matter hereof.

2. AMALGAMATION

2.1	Agreement to Amalgamate

The Amalgamating Corporations hereby agree to amalgamate as of the Effective Time and to continue as one corporation under the provisions of the Act, on the terms and conditions set out in this Agreement and in the Combination Agreement.

2.2	Name

The name of Amalco shall be: “PDX Resources Inc.”.

2.3	Registered Office

The registered office of Amalco shall be located in the Province of Alberta at 30th Floor, 237 — 4th Avenue S.W. Calgary Alberta T2P 4X7.

2.4	Restrictions on Business

There shall be no restrictions on the business which Amalco is authorized to carry on.

2.5	Fiscal Year

The fiscal year end of Amalco shall be the same as the fiscal year ends of each of the Amalgamating Corporations, being December 31st.

2.6	Authorized Share Capital

The authorized share capital of Amalco shall consist of an unlimited number of Amalco Common Shares, without par value. The rights, privileges, conditions and restrictions attached to the Amalco Common Shares shall be as described in the draft Articles of Amalgamation attached here to as Schedule A.

2.7	Restrictions on Transfer

The restrictions on transfer of the Amalco Common Shares shall be as described in the draft Articles of Amalgamation attached hereto as Schedule A.

2.8	By-laws

The by-laws of Amalco, until repealed, amended or altered, shall be in the form attached hereto as Schedule B.

3. ARTICLES OF AMALGAMATION

3.1	Articles

Subject to the approval of the Amalgamation Resolution by the PDX Shareholders and provided that the other conditions for filing the Articles of Amalgamation specified herein and in the Combination Agreement have then been satisfied or waived (to the extent such waiver is permitted thereunder) and provided further that this Agreement has not

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otherwise been terminated, DGC Subco shall file with the Registrar the Articles of Amalgamation and such other documents as may be required pursuant to the Act to give effect to the Amalgamation. The articles of Amalco, until repealed, amended or altered, shall be in the form attached hereto as Schedule A.

4. BOARD OF DIRECTORS

4.1	Number of Directors

The board of directors of Amalco shall, until otherwise changed in accordance with the Act, consist of a minimum number of one and a maximum number of 10 directors. The number of directors of Amalco shall initially be two.

4.2	Initial Directors

The initial directors of Amalco shall be the persons whose names, occupation and addresses appear below:

NAME	OCCUPATION	ADDRESS

Gerald S. Panneton	President and Chief Executive Officer of Detour	5258 Winston Churchill Blvd
	Gold Corporation	Terra Cotta, ON L0P 1N0
Paul Martin	Chief Financial Officer of Detour Gold Corporation	57 Edgemore Drive Toronto, Ontario M8Y 2N4

Such directors shall hold office until the next annual meeting of shareholders of Amalco or until their successors are elected or appointed.

4.3	Officers

The initial officers of Amalco shall be the same as the current officers of DGC whose names and respective offices appear below, each of whom shall hold his or her respective office(s) until replaced by resolution of the directors of Amalco:

NAME	OFFICE

Gerald S. Panneton	President and Chief Executive Officer
Paul Martin	Chief Financial Officer and Corporate Secretary

5. AMALGAMATION EVENTS

5.1	Amalgamation Events

(a)	At the Effective Time, DGC Subco and PDX shall be amalgamated and shall continue as one company, being Amalco, pursuant to the provisions of Section 181 of the Act.

(b)	At the Effective Time:

(i)	each of the PDX Shares (other than those held by Dissenting Shareholders, if any) outstanding immediately prior to the Effective Time shall be cancelled and each holder thereof (other than DGC) shall receive in exchange such number of duly authorized, fully-paid and non-assessable DGC Shares equal to the product of the number of such PDX Shares held by such holder multiplied by the Exchange Ratio; provided, however, that no fractional DGC Shares will be issued under the Amalgamation, and if any such exchange of PDX Shares held by a PDX Shareholder would result in such holder being issued less than a whole number of DGC Shares then the number of DGC Shares to be issued to such holder shall be rounded up to the closest whole number (provided that all PDX Shares held by a PDX Shareholder and exchanged for DGC Shares as provided herein, shall be aggregated for purposes of such exchange and rounding up of the number of DGC Shares to which such PDX Shareholder is entitled);

(ii)	each Dissenting Shareholder shall cease to have any rights as a PDX Shareholder other than the right to be paid by Amalco the fair value of the PDX Shares held by the Dissenting Shareholder in accordance with section 191 of the Act; and

(iii)	each of the DGC Subco Shares outstanding immediately prior to the Effective Time shall be converted into Amalco Common Shares, on the basis of one issued, fully paid and non-assessable Amalco Common Share for each issued and outstanding DGC Subco Share.

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5.2	Stated Capital

The stated capital in respect of the Amalco Common Shares shall be equal to $1.

5.3	Share Certificates

At the Effective Time, share certificates evidencing PDX Shares and DGC Subco Shares shall cease to represent any claim upon or interest in PDX, DGC Subco or Amalco, as the case may be, other than the right of the holder to receive that which is provided for in Sections 5.1(b) and 5.4 hereof. Upon the surrender for cancellation of a certificate which immediately prior to the Effective Time represented outstanding PDX Shares which were exchanged for DGC Shares pursuant to Section 5.1(b) hereof, together with such additional documents and instruments as Amalco or the Amalgamating Corporations may reasonably require, the holder of the PDX Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor from DGC a certificate representing such number of DGC Shares received pursuant to Section 5.1(b).

5.4	Dissenting Shareholders

PDX Shares which are held by a Dissenting Shareholder shall not be exchanged for DGC Shares at the Effective Time. However, if a PDX Shareholder fails to perfect or effectively withdraws its claim under Section 191 of the Act or forfeits its right to make such a claim, or if such PDX Shareholder’s rights as a shareholder of PDX are otherwise reinstated, each PDX Share held by such PDX Shareholder shall thereupon be deemed to have been exchanged for a DGC Share as of the Effective Time as if such PDX Shareholder had participated in, and on the terms provided for, the exchange referred to in Section 5.1(b)(i) above.

6. GENERAL

6.1	Termination

Without prejudice to any other rights or recourses of the Parties hereto (including under the Combination Agreement), notwithstanding any other provision hereof and notwithstanding that the Amalgamation shall have been approved by the shareholders of the Amalgamating Corporations pursuant to the Act, this Agreement shall automatically terminate, without notice, immediately upon the termination of the Combination Agreement in accordance with its terms prior to the issuance of the Certificate of Amalgamation, and be of no further force or effect.

6.2	Amendments

This Agreement may not be modified, amended, altered or supplemented except in accordance with the Combination Agreement.

6.3	Governing Law

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the Province of Alberta and the federal laws of Canada applicable therein.

6.4	Invalidity of Provisions

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

6.5	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which taken together shall be deemed to constitute one and the same instrument.

(Signatures on next page)

5

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first written above.

DETOUR GOLD CORPORATION

by	(signed)
Name: Gerald S. Panneton
Title: President and Chief Executive Officer

(signed)
Name: Paul Martin
Title: Chief Financial Officer

1448055 ALBERTA LTD.

by	(signed)
Name: Gerald S. Panneton
Title: President and Chief Executive Officer

(signed)
Name: Paul Martin
Title: Chief Financial Officer and Corporate Secretary

PDX RESOURCES INC.

by	(signed)
Name: Ingrid Hibbard
Title: President and Chief Executive Officer

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SCHEDULE A TO THE AMALGAMATION AGREEMENT

DRAFT ARTICLES OF AMALGAMATION

Articles Of Amalgamation
Business Corporations Act
Section 185
ALBERTA

1.	Name of Amalgamated Corporation

      PDX RESOURCES INC.

2.	The classes of shares, and any maximum number of shares that the corporation is authorized to issue: The Corporation is authorized to issue an unlimited number of common shares.

3.	Restrictions on share transfers (if any): See attached Schedule of Restrictions on Share Transfers.

4.	Number, or minimum and maximum number of directors: Minimum 1 — Maximum 10

5.	If the corporation is restricted FROM carrying on a certain business, or restricted TO carrying on a certain business, specify the restriction(s): None.

6.	Other rules or provisions (if any): See attached Schedule of Other Provisions.

7. Name of Amalgamating Corporations	Corporate Access Number

1448055 Alberta Ltd.	2014480558

PDX Resources Inc.	2012117954

Name of Person Authorizing (please print)	Signature

2009/01/

Title (please print)	Date

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SCHEDULE OF RESTRICTIONS ON SHARE TRANSFERS

No shares or other securities (other than non-convertible debt securities) of the Corporation shall be transferred without the express consent or approval of either:

a)	(i) the board of directors of the Corporation, or (ii) the shareholders of the Corporation, in each case as evidenced by a resolution duly passed by the board or by the shareholders, respectively, or

b)	(i) a majority of the directors of the Corporation then in office, or (ii) the holders of a majority of the shares of the Corporation entitled to vote for the election of directors generally, in each case as evidenced by a written instrument signed by them.

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SCHEDULE OF OTHER PROVISIONS

The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

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SCHEDULE B TO THE AMALGAMATION AGREEMENT

BY-LAWS

BY-LAW NO. ONE

A BY-LAW RELATING GENERALLY
TO THE TRANSACTION OF THE
BUSINESS AND AFFAIRS OF

PDX RESOURCES INC.

PART I

DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions

In the By-laws, unless the context otherwise requires:

(a)	“Act” means the Business Corporations Act (Alberta), as amended, and all regulations under the Act in force from time to time;

(b)	“appoint” includes elect and vice versa;

(c)	“Articles” includes the original or restated articles of incorporation, articles of amendment, articles of amalgamation, articles of continuance, articles of reorganization, articles of arrangement, articles of dissolution and articles of revival of the Corporation, and any amendment to any of them;

(d)	“Board” means the board of directors of the Corporation;

(e)	“By-laws” means this by-law and all other by-laws of the Corporation from time to time in force;

(f)	“Corporation” means PDX Resources Inc.;

(g)	“director” means an individual who is duly elected or appointed as a director of the Corporation;

(h)	“Indemnified Party” has the meaning set out in section 5.2 for purposes of that section;

(i)	“officer” means any officer of the Corporation appointed by the Board; and

(j)	“shareholder” means a shareholder of the Corporation.

Section 1.2 Interpretation

In the By-laws, except if defined in section 1.1 or the context does not permit:

(a)	words and expressions defined in the Act have the meaning given to them in the Act;

(b)	words importing the singular include the plural and vice versa;

(c)	words importing gender include masculine, feminine and neuter genders; and

(d)	words importing persons include bodies corporate.

Section 1.3 Headings

The headings used in the By-laws are inserted for convenience of reference only. The headings are not to be considered or taken into account in construing the terms of the By-laws nor are they to be deemed in any way to clarify, modify or explain the effect of any term of the By-laws.

Section 1.4 By-laws Subject to the Act, etc.

The By-laws are subject to the Act, any unanimous shareholder agreement relating to the Corporation and the Articles, in that order.

PART II

SHAREHOLDERS

Section 2.1 Place and Time of Meetings

Meetings of shareholders may be held at the place within Alberta and at the time the Board determines. A meeting of shareholders may be held outside Alberta if all the shareholders entitled to vote at that meeting agree to holding the meeting outside Alberta. A shareholder who attends a meeting of shareholders held outside Alberta is deemed to have agreed to holding the meeting outside Alberta, except when the shareholder attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.

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Section 2.2 Calling of Meetings

The Board must call an annual meeting of shareholders not later than fifteen months after holding the last preceding annual meeting and may at any time call a special meeting of shareholders to be held at the place within Alberta and at the time the Board determines.

Section 2.3 Notice of Meetings

Notice of the time and place of a meeting of shareholders must be sent not less than twenty-one days and not more than fifty days before the meeting:

(a)	to each shareholder entitled to vote at the meeting;

(b)	to each director; and

(c)	to the auditor of the Corporation.

Section 2.4 Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, notice to one of those persons is sufficient notice to all of them. A notice must be addressed to all those joint holders and the address to be used by the Corporation must be the address appearing in the securities register of the Corporation in respect of that joint holding or the first address appearing if there is more than one address.

Section 2.5 Failure to Give Notice

The accidental failure to give notice of a meeting of shareholders to any person entitled to a notice or any error in a notice not affecting its substance does not invalidate any action taken at the meeting to which the notice relates.

Section 2.6 Waiver of Notice

A shareholder or any other person entitled to attend a meeting of shareholders may waive, in any manner, notice of a meeting of shareholders. Attendance of a shareholder or other person at a meeting of shareholders is a waiver of notice of the meeting, except when the shareholder or other person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Section 2.7 Notice of Adjourned Meetings

With the consent of the shareholders present at a meeting of shareholders, the chairperson may adjourn that meeting to another fixed time and place. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of less than thirty days, it is not necessary to give notice of the adjourned meeting, other than by verbal announcement at the time of the adjournment. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty days or more, notice of the adjourned meeting must be given as for the original meeting.

Section 2.8 Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders are:

(a)	the shareholders entitled to vote at the meeting;

(b)	any individual authorized by a resolution of the directors or governing body of a body corporate or association which is a shareholder entitled to vote at the meeting;

(c)	the directors and officers;

(d)	the auditor of the Corporation; and

(e)	any others who, although not entitled to vote, are entitled or required under any provision of the Act, any unanimous shareholder agreement, the Articles or the By-laws to be present at the meeting.

Any other person may be admitted only on the invitation of the chairperson of the meeting or with the consent of the meeting.

Section 2.9 Meeting by Telephone

Any person described in paragraphs (a) through (e) of section 2.8 may participate in a meeting of the shareholders by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each

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other. A shareholder participating in a meeting by means of telephone or other communication facilities is deemed to be present at the meeting.

Section 2.10 Quorum

A quorum of shareholders is present at a meeting of shareholders if at least two individuals are present in person, each of whom is entitled to vote at the meeting, and who hold or represent by proxy in the aggregate not less than 10% of the total number of shares entitled to be voted at the meeting. If any share entitled to be voted at a meeting of shareholders is held by two or more persons jointly, the persons or those of them who attend the meeting of shareholders constitute only one shareholder for the purpose of determining whether a quorum of shareholders is present.

Section 2.11 Loss of Quorum

If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, even if a quorum is not present throughout the meeting.

Section 2.12 Chairperson

The chairperson of any meeting of shareholders will be the first mentioned of the following officers (if appointed) present at the meeting: Chairman of the Board, President, Senior Vice-President or any other Vice-President. If none of the Chairman of the Board, President or Senior Vice-President is present at the meeting, and if more than one Vice-President is present, the first Vice-President to arrive will be chairperson of the meeting. If none of the foregoing officers is present, the shareholders present and entitled to vote at the meeting may choose a chairperson from among those individuals present.

Section 2.13 Procedure at Meetings

The chairperson of any meeting of shareholders will conduct the proceedings at the meeting in all respects. The chairperson’s decision on any matter or thing relating to procedure, including, without limiting the generality of the foregoing, any question regarding the validity of any instrument of proxy, is conclusive and binding upon the shareholders.

Section 2.14 Voting

Voting at a meeting of shareholders must be by a show of hands of those present in person or represented by proxy or by a verbal poll of those present by telephone or other communication facilities. If a ballot is required by the chairperson of the meeting or is demanded by a shareholder or proxy entitled to vote at the meeting, either before or on the declaration of the result of a vote by a show of hands or verbal poll, voting must be by ballot. A demand for a ballot may be withdrawn at any time before the ballot is taken. If a ballot is taken on a question, a prior vote on that question by show of hands or verbal poll has no effect. At every meeting a shareholder present in person or represented by proxy or present by telephone or other communication facilities and entitled to vote has one vote on a show of hands and, subject to the Articles, one vote on a ballot for each share held.

Section 2.15 Decision on Questions

At every meeting of shareholders all questions proposed for the consideration of shareholders must be decided by the majority of votes, unless otherwise required by the Act or the Articles. In the case of an equality of votes, the chairperson does not, either on a show of hands or verbal poll or on a ballot, have a casting vote in addition to the vote or votes to which the chairperson may be entitled as a shareholder or proxy.

Section 2.16 Resolution in Lieu of Meeting

A resolution in writing signed by all the shareholders entitled to vote on that resolution is as valid as if it had been passed at a meeting of the shareholders. A resolution in writing may be signed in one or more counterparts, all of which together constitute the same resolution. A facsimile of a signed counterpart of a resolution in writing is as valid as an originally signed counterpart.

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PART III

DIRECTORS

Section 3.1 Number of Directors

The Board consists of that number of directors as the shareholders may determine from time to time by ordinary resolution, but there must not be less than the minimum and not more than the maximum number of directors permitted by the Articles at any one time.

Section 3.2 Election and Term of Office

At each annual meeting of shareholders at which an election of directors is required, the shareholders, by ordinary resolution, must elect directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders following the election.

Section 3.3 Calling of Meetings

The Chairman of the Board, if any, the President or any director may call a meeting of directors. A meeting of directors may be held at any place within the municipality in which the registered office of the Corporation is located or at any other place determined by the Board.

Section 3.4 Notice of Meetings

Notice in writing of the time and place of a meeting of directors must be sent to each director not less than forty-eight hours before the time fixed for that meeting.

Section 3.5 Failure to Give Notice

The accidental failure to give notice of a meeting of directors to any director entitled to a notice or any error in a notice not affecting its substance does not invalidate any action taken at the meeting to which the notice relates.

Section 3.6 Waiver of Notice

A director may waive, in any manner, notice of a meeting of directors. Attendance of a director at a meeting of directors is a waiver of notice of the meeting, except when the director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Section 3.7 Meetings Without Notice

No notice of meeting need be given:

(a)	to a newly elected Board following its election at an annual or special meeting of shareholders; or

(b)	for a meeting of directors at which a director is appointed to fill a vacancy in the Board, if a quorum is present.

Section 3.8 Meeting by Telephone

If all the directors consent, a director may participate in a meeting of directors or of a committee of directors by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other. A director participating in a meeting by means of telephone or other communication facilities is deemed to be present at the meeting.

Section 3.9 Quorum

From time to time the directors may fix the quorum for meetings of directors or of a committee of directors, but unless so fixed, a majority of the directors or of a committee of directors constitutes a quorum and, to the extent required by the Act, no business may be transacted unless at least one-half of the directors present are resident Canadians.

Section 3.10 Chairperson of Meetings

The chairperson of any meeting of directors will be the first mentioned of the following officers (if appointed) who is a director and is present at the meeting: Chairman of the Board, President, Senior Vice-President or any other Vice-President. If none of the Chairman of the Board, President or Senior Vice-President is present at the meeting, and if more than one Vice-President is present, the first Vice-President to arrive will be chairperson of the meeting. If none of the foregoing officers is present, the directors present may choose one of their number to be chairperson of the meeting.

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Section 3.11 Decision on Questions

At every meeting of directors all questions proposed for the consideration of the directors must be decided by the majority of votes. In the case of an equality of votes, the chairperson has a casting vote.

Section 3.12 Resolution in Lieu of Meeting

A resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors is as valid as if it had been passed at a meeting of directors or committee of directors. A resolution in writing may be signed in one or more counterparts, all of which together constitute the same resolution. A facsimile of a signed counterpart of a resolution in writing is as valid as an originally signed counterpart.

Section 3.13 Borrowing Power

Without authorization of the shareholders, the directors may authorize the Corporation to:

(a)	borrow money on the credit of the Corporation;

(b)	issue, reissue, sell or pledge debt obligations of the Corporation;

(c)	subject to section 45 of the Act, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

The directors, by resolution, may delegate to a director, a committee of directors or an officer all or any of the powers conferred on them by this section.

Section 3.14 Compensation

The Corporation may pay to the directors the remuneration fixed by the Board and may reimburse the directors in respect of transportation and other expenses actually incurred in attending meetings of the directors or in otherwise performing the duties of their office.

PART IV

OFFICERS

Section 4.1 Appointment of Officers

The directors may designate offices of the Corporation and appoint individuals to those offices as they consider advisable. No officer need be a director. The same individual may hold two or more offices of the Corporation.

Section 4.2 Term of Office

All officers are subject to removal by the directors, with or without cause. An officer may resign at any time by giving notice to the Board.

Section 4.3 Duties of Officers

Subject to any limitations imposed by the Act, any unanimous shareholder agreement or the Articles, an officer has all the powers and authority and must perform all the duties usually incident to, or specified by the By-laws or the Board for, the office held.

PART V

LIABILITY AND INDEMNIFICATION

Section 5.1 Limitation of Liability

Every director and officer in exercising the powers and discharging the duties of office must act honestly and in good faith with a view to the best interests of the Corporation and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. No director or officer is liable for:

(a)	the acts, omissions or defaults of any other director or officer or an employee of the Corporation,

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(b)	any loss, damage or expense incurred by the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation,

(c)	the insufficiency or deficiency of any security in or upon which any of the money of the Corporation is invested,

(d)	any loss or damage arising from the bankruptcy, insolvency or tortious or criminal acts of any person with whom any of the Corporation’s money is, or securities or other property are, deposited,

(e)	any loss occasioned by any error of judgement or oversight, or

(f)	any other loss, damage or misfortune which occurs in the execution of the duties of office or in relation to it,

unless occasioned by the wilful neglect or default of that director or officer. Nothing in this By-law relieves any director or officer of any liability imposed by the Act or otherwise by law.

Section 5.2 Indemnity

Subject to the Act, the Corporation indemnifies a director or officer, a former director or officer and a person who acts or acted at the Corporation’s request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor (the “Indemnified Parties”) and the heirs and legal representatives of each of them, against all costs, charges and expenses, which includes, without limiting the generality of the foregoing, the fees, charges and disbursements of legal counsel on an as-between-a-solicitor-and-his-own-client basis and an amount paid to settle an action or satisfy a judgement, reasonably incurred by an Indemnified Party, or the heirs or legal representatives of an Indemnified Party, or both, in respect of any action or proceeding to which any of them is made a party by reason of an Indemnified Party being or having been a director or officer of the Corporation or that body corporate, if:

(a)	the Indemnified Party acted honestly and in good faith with a view to the best interests of the Corporation; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Party had reasonable grounds for believing that the Indemnified Party’s conduct was lawful.

The Corporation indemnifies an Indemnified Party and the heirs and legal representatives of an Indemnified Party in any other circumstances that the Act permits or requires. Nothing in this By-law limits the right of a person entitled to indemnity to claim indemnity apart from the provisions of this By-law.

Section 5.3 Insurance

The Corporation may purchase and maintain insurance for the benefit of a person referred to in section 5.2 against the liabilities and in the amounts the Act permits and the Board approves.

This by-law was made by the Director on January ● , 2009.

Initialled by Director(s):

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SCHEDULE B

AMALGAMATION RESOLUTION

SPECIAL SHAREHOLDER RESOLUTION OF
PDX RESOURCES INC.
(the “Corporation”)

RESOLVED AS A SPECIAL RESOLUTION

1.	the amalgamation (the “Amalgamation”) under section 181 of the Business Corporations Act (Alberta) of 1448055 Alberta Ltd. (“DGC Subco”), a wholly-owned subsidiary of Detour Gold Corporation (“DGC”), and the Corporation, upon the terms and conditions set forth in the combination agreement (the “Combination Agreement”) among DGC and the Corporation, as it may have been amended in accordance with its terms, and which agreement is attached as Appendix ● of the management proxy circular (the “Circular”) of the Corporation dated ● , 2009, as the Amalgamation may be modified or amended, is hereby authorized and approved and adopted;

2.	the amalgamation agreement (the “Amalgamation Agreement”) between DGC, the Corporation and DGC Subco, attached as Appendix ● to the Circular, and the entering into of the Amalgamation Agreement, as the same may have been amended in accordance with its terms, and the actions of the directors of the Corporation in approving the Amalgamation Agreement, and the actions of the directors and officers of the Corporation in executing and delivering the Amalgamation Agreement and any amendments thereto, in accordance with its terms, are hereby ratified, authorized and approved;

3.	notwithstanding that this Special Resolution has been duly passed by the shareholders of the Corporation, the board of directors of the Corporation may, in their sole discretion and without further approval of, or notice to, the shareholders of the Corporation, (i) amend or terminate the Combination Agreement to the extent permitted thereby, (ii) amend or terminate the Amalgamation Agreement to the extent permitted thereby, or (iii) not proceed with the Amalgamation, at any time prior to the issue of a certificate giving effect to the Amalgamation; and

4.	any director or officer of the Corporation is hereby authorized and directed for and on behalf of and in the name of the Corporation to execute, under the corporate seal of the Corporation or otherwise, and to deliver to the Registrar acting under the Business Corporations Act (Alberta) for filing the articles of amalgamation and such other documents as are necessary or desirable to give effect to or carry out the intent of the foregoing resolutions;

5.	any director or officer of the Corporation is hereby authorized and directed for and on behalf of and in the name of the Corporation, to do all acts and things and to execute, whether under the corporate seal of the Corporation or otherwise, and deliver all such documents and instruments as they may be considered necessary or desirable to give effect to or carry out the intent of the foregoing resolutions and the matters authorized thereby such determination to be conclusively evidenced by the execution of such documents or instruments or the doing of any such act or thing.

SCHEDULE C

DGC SHAREHOLDER RESOLUTION

BE IT RESOLVED THAT:

1.	the amalgamation (the “Amalgamation”) under section 181 of the Business Corporations Act (Alberta) (the “ABCA”) of 1448055 Alberta Ltd. (“DGC Subco”), a wholly-owned subsidiary of Detour Gold Corporation (“DGC”), with PDX Resources Inc. (“PDX”) pursuant to the amalgamation agreement (the “Amalgamation Agreement”) dated January 24, 2009 between DGC, DGC Subco and PDX, as it may have been amended in accordance with its terms, and the other transactions between DGC and PDX contemplated by the terms of the combination agreement (the “Combination Agreement”) between DGC and PDX, dated January 24, 2009, and described in the Circular, pursuant to which, among other things, common shares of PDX (other than those held by a shareholder who exercises the right to dissent) will be cancelled and each holder thereof (other than DGC) will receive in exchange that number of common shares of DGC provided for in the Combination Agreement, are hereby authorized and approved; and

2.	notwithstanding that this resolution has been duly passed by the shareholders of DGC, the board of directors of DGC may, in its sole discretion and without further approval of, or notice to, the shareholders of DGC, (i) amend or terminate the Combination Agreement to the extent permitted thereby, (ii) amend or terminate the Amalgamation Agreement to the extent permitted thereby, or (iii) not proceed with the Amalgamation, subject to compliance with the terms of the Amalgamation Agreement, at any time prior to the issue of a certificate giving effect to the Amalgamation.

SCHEDULE D

REGULATORY APPROVALS

1.	Conditional approval of Toronto Stock Exchange to the listing of the DGC Shares issuable as contemplated hereby.

SCHEDULE E

CORPORATE GOVERNANCE ARRANGEMENTS

From and after the Effective Time, the DGC Board will be comprised of nine directors. The initial directors will be J. Michael Kenyon (Executive Chairman), Peter Crossgrove (Non-Executive Co-Chairman and Lead Director), Louis Dionne, Jonathan Rubenstein, Ingrid J. Hibbard, Phillip E. Olson, Gerald S. Panneton, André Gaumond and Ronald W. Thiessen (Ingrid J. Hibbard, Philip E. Olson and Peter Crossgrove, referred to collectively as the “PDX Nominees”). All other current directors of DGC and PDX will resign as of the Effective Time. If prior to the Effective Time any of the PDX Nominees shall become unwilling or unable to serve as a director of DGC, PDX shall select a replacement for such PDX Nominee who is acceptable to the DGC Board acting reasonably. Ingrid Hibbard and Peter Crossgrove shall be nominated for re-election at each of the 2009 and 2010 Annual General Meetings of DGC.

At the Effective Time, the nominating committee of the DGC Board shall be comprised of Ingrid Hibbard, Jonathan Rubenstein and André Gaumond.

The Executive Chairman will be both a director and an executive officer of DGC. In addition to the typical board duties of a Chairman of the DGC Board, the Executive Chairman will be expected to have regular interaction with the CEO and other senior executives in order to (1) provide guidance to, and act as a ’sounding board’ for, the CEO, (2) to the extent circumstances warrant, collaborate with the CEO in respect of corporate objectives and strategy, (3) be an effective liaison between the DGC Board and management and (4) take the lead in the CEO’s performance evaluation and provide regular feedback to the CEO from the DGC Board. The Executive Chairman will devote such of his available time as is necessary to fulfill these responsibilities, subject to and consistent with his other obligations, and will be provided with sufficient access and resources in order to carry out the same, including an office and administrative assistance at DGC’s corporate headquarters in Toronto. The Executive Chairman will be compensated in an amount and manner commensurate with his responsibilities as determined by the DGC Board subsequent to the Effective Date.

The Non-Executive Co-Chairman will assume the duties and responsibilities of the Executive Chairman at such times that the Executive Chairman is not available provided that he may provide guidance to, and act as a ’sounding board’ for, the CEO at all times and will liaise with the Executive Chairman on an ongoing basis in order to stay informed regarding matters of importance to the Co-Chairmen of the Board. The Non-Executive Co-Chairman will be compensated in an amount and manner commensurate with these additional responsibilities as determined by the DGC Board subsequent to the Effective Date.

Gerald Panneton will continue to be President and CEO of DGC. The other senior executive offices of DGC will continue to be held by the people currently performing those senior executive roles. All current officers and employees of PDX shall elect to terminate their employment agreements with PDX and shall resign their offices and/or employment as of the effective time of the amalgamation.

SCHEDULE F

SHARE PLEDGE AGREEMENT

THIS AGREEMENT made as of the           day of January, 2009,

BETWEEN:
DETOUR GOLD CORPORATION,
a corporation existing under the laws of Canada,
(hereinafter referred to as “DGC”),

- and -

PDX RESOURCES INC.,
a corporation existing under the laws of the
Province of Alberta,
(hereinafter referred to as “PDX”).

WHEREAS DGC and PDX have entered into a combination agreement dated January 24, 2009 (the “Combination Agreement”) providing for the amalgamation of a wholly-owned subsidiary of DGC and PDX under section 181 of the Business Corporations Act (Alberta);

AND WHEREAS DGC has on the date hereof, pursuant to Section 2.14 of the Combination Agreement, advanced certain funds to PDX that are to be repaid to DGC, together with interest thereon, in certain circumstances (the “PDX Expense Amount”);

AND WHEREAS to secure the payment and performance of all of the Obligations (as defined herein), PDX has agreed to execute this Agreement in favour of DGC;

AND WHEREAS the Combination Agreement provides that, as a condition precedent to DGC advancing the PDX Expense Amount, PDX is required to execute and deliver this Agreement and to grant to DGC a continuing security interest in and pledge to DGC the Collateral (as defined herein) to secure all Obligations;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the respective covenants and agreements hereinafter contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by the parties hereto), the parties hereto covenant and agree each with the other as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

Capitalized terms used but not otherwise defined in this Agreement (including the recitals) shall have the respective meanings given to such terms in the Combination Agreement. In addition, for the purposes of this Agreement (including the recitals), the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Business Day” means any day on which commercial banks are generally open for business in Toronto, Ontario and Edmonton, Alberta other than a Saturday, a Sunday or a day observed as a holiday in Toronto, Ontario or Edmonton, Alberta under applicable laws.

“Collateral” means all of the assets subject to the Security Interest constituted by Section 2.1.

“Combination Agreement” has the meaning set out in the recitals to this Agreement.

“Event of Default” means a failure on the part of PDX to repay to DGC in full the PDX Expense Amount (for the avoidance of doubt, as such amount may be reduced in accordance with Section 2.14(b) of the Combination Agreement), together with all accrued interest thereon provided for in the Combination Agreement, within 25 days following the termination of the Combination Agreement in accordance with its terms.

“Obligations” means all of the obligations and liabilities of PDX to DGC in respect of the PDX Expense Amount provided for under the Combination Agreement.

“PDX Expense Amount” has the meaning set out in the recitals to this Agreement.

“Pledged Securities” means 200,000 common shares in the capital of DGC.

“Security Certificates” means the certificates evidencing the Pledged Securities.

“Security Interest” has the meaning given to it in Section 2.1.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or the interpretation of this Agreement. Unless otherwise specified herein, any reference in this Agreement to an Article or Section refers to the specified Article or Section of this Agreement. In this Agreement, the terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement and not to any particular part, Article, Section or other provision hereof and include any agreement supplemental or ancillary hereto.

1.3	Currency

All sums of money referred to in this Agreement are expressed in Canadian dollars.

1.4	Rules of Construction

In this Agreement:

(a)	words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neuter genders and vice versa;

(b)	the words “include”, “includes” and “including” mean “include”, “includes” or “including”, in each case, “without limitation”;

(c)	time periods within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(d)	in the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day..

1.5	Governing Law; Jurisdiction

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof which would result in the application of the Laws of any other jurisdiction. Each of the parties hereby attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

1.6	Amendment and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on either party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, and no waiver shall constitute a continuing waiver unless otherwise provided.

1.7	Invalidity of Provisions

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

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ARTICLE 2

GRANT OF SECURITY INTEREST AND PLEDGE

2.1	Grant and Pledge of Collateral

As a general and continuing collateral security for the prompt and complete payment and performance of the Obligations, PDX hereby grants to DGC a continuing security interest (the “Security Interest”) in and pledges to DGC all right, title and interest of PDX in and to the following:

(a)	the Pledged Securities and all certificates and instruments evidencing or representing such securities;

(b)	all distributions received or receivable upon or in respect of any Pledged Securities;

(c)	all other property that may at any time be received or receivable or otherwise distributed or distributable to PDX in respect of, in substitution for, in addition to or in exchange for, any of the foregoing; and

(d)	all proceeds in respect of the foregoing and all rights and interest of PDX in respect thereof or evidenced thereby including all money received or receivable from time to time by PDX in connection with the sale of any of the foregoing.

2.2	Delivery of Collateral

PDX shall forthwith deliver to DGC, to be held by DGC hereunder, the Security Certificates and shall, where appropriate, duly endorse the same for transfer in blank or as DGC may direct and shall make all reasonable efforts to deliver to DGC any and all consents or other instruments or documents necessary to comply with any restrictions on the transfer thereof in order to transfer the same to DGC.

2.3	Attachment

The parties hereby acknowledge their mutual intention that the Security Interest is to attach immediately upon the execution and delivery of this Agreement by PDX and that value has been given for the granting of the Security Interest and that PDX has rights in the Pledged Securities as of the date hereof.

ARTICLE 3

PROVISIONS RELATING TO THE PLEDGED SECURITIES

3.1	Covenants of PDX

PDX covenants and agrees that it will:

(a)	defend the Collateral against all claims and demands respecting the Collateral made by any Person other than DGC at any time and, except as otherwise provided herein, keep the Collateral free and clear of all security interests, mortgages, charges, liens and other encumbrances or interests except as contemplated by this Agreement and except as approved in writing by DGC prior to their creation or assumption;

(b)	not sell, lease, consign, transfer, relinquish or otherwise dispose of any of its interest in the Collateral until the Security Interest created hereby is released and discharged in accordance with Section 5.3; and

(c)	from time to time at the request of DGC, make and do all such acts and things and execute and deliver all such instruments, agreements, financing statements and documents as DGC reasonably requests by notice in writing given to PDX in order to create, preserve, perfect, validate or otherwise protect the Security Interest, to enable DGC to exercise and enforce its rights and remedies hereunder and generally to carry out the provisions and purposes of this Agreement.

3.2	Voting and Other Rights

So long as no Event of Default has occurred and is continuing, PDX shall be entitled, subject always to the provisions of Section 3.1 hereof, to exercise all the rights and powers of a holder of the Collateral including any right to vote from time to time that may be exercisable in respect of the Collateral and the granting of any proxies, consents or waivers in respect thereof. Upon the occurrence of an Event of Default and during the continuance thereof, DGC may give notice to PDX prohibiting PDX from exercising any rights and powers of a holder of the Collateral including the right to vote the Collateral, at which time all such rights and powers of PDX will cease immediately, and DGC will have the right to exercise all such rights and powers related to such Collateral including the right to vote, to the extent permitted under Law.

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3.3	Distributions

So long as no Event of Default has occurred and is continuing, PDX is entitled to receive all distributions, interest and other payments in respect of the Collateral. Upon the occurrence of an Event of Default and during the continuance thereof, all such rights of PDX will cease, and DGC will have the sole and exclusive right and authority to receive and retain all such payments that PDX would otherwise be authorized to retain. All money and other property received by DGC pursuant to the provisions of this Section 3.3 shall be applied on account of the Obligations.

3.4	Pledged Securities

Notwithstanding Section 2.1, PDX shall remain registered as the sole registered and beneficial owner of all Pledged Securities and will remain as registered and beneficial owner until such time as such Pledged Securities are effectively transferred into the name of DGC or any other Person on the books and records of DGC upon the exercise of rights to sell or otherwise dispose of Pledged Securities following the occurrence and during the continuance of an Event of Default hereunder.

ARTICLE 4

REMEDIES

4.1	Remedies

(a)	Upon the occurrence of any Event of Default and during the continuance thereof, (i) the Security Interest granted hereby will become immediately enforceable; and (ii) in addition to any right or remedy provided by Law, DGC will have the rights and remedies in respect of the Collateral set out below, all of which rights and remedies may be enforced at the option of DGC and without notice to PDX, except as required by Law or this Agreement, and will be enforceable successively, concurrently or both, at the option of DGC:

(A)	transfer and register any part of the Collateral into the name of DGC or its nominee; and

(B)	from time to time realize upon, collect, sell, transfer, assign, give options to purchase or otherwise dispose of and deliver any Collateral in such manner as may seem advisable to DGC.

(b)	DGC shall not be under any obligation to, or liable or accountable for any failure to, enforce payment or performance of the Obligations or to seize, realize, take possession of or dispose of the Collateral and shall not be under any obligation to institute proceedings for any such purpose.

ARTICLE 5

MISCELLANEOUS

5.1	Representations of PDX in the Combination Agreement

(a)	The execution, delivery and performance by PDX of this Agreement are within PDX’s corporate powers and have been duly authorized and executed by PDX. This Agreement constitutes a valid and binding agreement of PDX, enforceable against PDX in accordance with its terms.

(b)	As of the date of this Agreement, PDX is the registered and beneficial owner of 19 million DGC Shares, including the Pledged Securities, free and clear of all Encumbrances.

5.2	Notices

All notices or other communication which may or are required to be given hereunder shall be in writing and shall be given or made in writing and shall be deemed to be validly given if served personally or by telecopy and in each case addressed to the particular party at:

(a)	DGC, as follows:

Detour Gold Corporation
Suite 2040, 200 Bay Street
Toronto, ON M5J 2J1

Attention: Gerald Panneton, President and Chief Executive Officer
Telecopier: 416.304.0184

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With a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP
44th Floor
1 First Canadian Place
Toronto, ON M5X 1B1

Attention: Kevin J. Thomson
Telecopier: 416.863.0871

(b)	PDX, as follows:

PDX Resources Inc.
440 Harrop Drive, 2nd Floor
Milton, ON L9T 3H2

Attention: Ingrid Hibbard, President and Chief Executive Officer
Telecopier: 905.875.3829

With a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP
1 First Canadian Place
P.O. Box 50 Stn 1st Can. Pl.
Toronto, ON M5X 1B8

Attention: Clay Horner
Telecopier: 416.862.6666

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or telecopying thereof.

5.3	Effective Date and Termination

(a)	This Agreement shall become effective according to its terms immediately upon the execution hereof by DGC and PDX.

(b)	This Agreement may be terminated on the earlier to occur of:

(i)	written agreement made between DGC and PDX;

(ii)	consummation of the Amalgamation in accordance with the terms of the Combination Agreement; or

(iii)	payment in full to DGC of the Obligations in accordance with the terms of the Combination Agreement.

(c)	Upon termination of this Agreement in accordance with the provisions of clause (b) of this Section 5.3, DGC shall, at the request and expense of PDX, make and do all such acts and things and execute and deliver all such financing statements, instruments, agreements and documents as PDX considers necessary or desirable to discharge the Security Interest, to release and discharge the Collateral therefrom and to record such release and discharge in all appropriate offices of public record.

(d)	Upon termination of this Agreement in accordance with the provisions of clause (b) of this Section 5.3, DGC shall forthwith return the Security Certificates, stock transfer and all other items delivered by PDX to DGC pursuant to the terms of this Agreement.

5.4	Waiver

(a)	DGC may waive, in whole or in part, any breach by PDX of any of the provisions of this Agreement, any default by PDX in the payment or performance of any of the Obligations or any of its rights and remedies, whether provided for herein or otherwise, provided that no such waiver shall be effective unless given by DGC to PDX in writing.

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(b)	No waiver given in accordance with clause (a) of this Section 5.4 shall be a waiver of any other or subsequent breach by PDX of any of the provisions of this Agreement, of any other or subsequent default by PDX in the payment or performance of any of the Obligations or any of the rights and remedies of DGC, whether provided for herein or otherwise.

(c)	DGC may, at any time, (i) grant extensions of time or other indulgences to, (ii) take and perfect or abstain from taking and perfecting security, (iii) give up securities, (iv) accept compositions or compromises from or grant releases and discharges to PDX in respect of any part of the Collateral or otherwise deal with PDX, debtors of PDX, sureties and others or with the Collateral, all as DGC may see fit, and PDX agrees that any such act or any failure by DGC to exercise any of its rights or remedies, whether provided for herein or otherwise, shall in no way affect or impair the Security Interest or the rights and remedies of DGC, whether provided for in this Agreement or otherwise.

5.5	Duty of Secured Party

DGC shall have no duty with respect to any of the Collateral in its possession other than the duty to use the same degree of care in the safe custody of the Collateral in its possession as it uses with respect to securities which it owns.

5.6	Power of Attorney

(a)	PDX hereby appoints DGC as PDX’s attorney, with full power of substitution, in the name and on behalf of PDX, to execute, deliver and do all such acts, deeds, leases, documents, transfers, demands, conveyances, assignments, contracts, assurances, consents, financing statements and things as PDX has herein agreed to execute, deliver and do as may be required by DGC to give effect to this Agreement or in the exercise of any rights, powers or remedies hereby conferred on DGC, and generally to use the name of PDX in the exercise of all or any of the rights, powers or remedies hereby or thereby conferred on DGC.

(b)	DGC shall only exercise its rights pursuant to clause (a) of this Section 5.6 after the occurrence of and during the continuance of, an Event of Default.

(c)	The appointment in clause (a) of this Section 5.6 is coupled with an interest and shall not be revoked by the insolvency, bankruptcy, dissolution, liquidation or other termination of the existence of PDX or for any other reason.

5.7	Entire Agreement

This Agreement and the Combination Agreement constitute the entire agreement between PDX and DGC with respect to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto relating to the subject matter hereof.

5.8	Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by the parties and their respective successors and permitted assigns. Neither party may assign any of its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed.

5.9	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which taken together shall be deemed to constitute one and the same instrument.

(Signatures on next page)

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IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

DETOUR GOLD CORPORATION

by	/s/
Name: Gerald S. Panneton
Title: President and Chief Executive Officer

/s/
Name: Paul Martin
Title: Chief Financial Officer

PDX RESOURCES INC.

by	/s/
Name: Ingrid Hibbard
Title: President and Chief Executive Officer

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SCHEDULE 3.1

REPRESENTATIONS AND WARRANTIES OF PDX

(a)	Corporate Existence and Power. PDX is a corporation duly incorporated, validly existing and in good standing under the Laws of Alberta and has all corporate power and authority to own its assets as now owned and to carry on its business as now conducted. PDX is duly registered or otherwise authorized to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, and has all governmental licenses, authorizations, Permits, consents and approvals required to own, lease and operate its properties and assets and to carry on its business as now conducted, except where the failure to be so registered or authorized or in good standing or to have such licenses, authorizations, permits, consents and approvals would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on PDX.

(b)	Corporate Authorization. The execution, delivery and performance by PDX of this Agreement and the Amalgamation Agreement and the consummation by PDX of the transactions contemplated hereby are within PDX’s corporate powers and have been duly authorized by the PDX Board and no other corporate proceedings on the part of PDX are necessary to authorize this Agreement, the Amalgamation or the transactions contemplated hereby other than (i) the approval by the PDX Board of the Circular and (ii) the approval by PDX Shareholders of the Amalgamation Resolution. This Agreement constitutes a valid and binding agreement of PDX, enforceable against PDX in accordance with its terms.

(c)	Governmental Authorization. The execution, delivery and performance by PDX of this Agreement and the Amalgamation Agreement and the consummation by PDX of the transactions contemplated hereby and under the Amalgamation Agreement require no consent, approval or authorization of or any action by or in respect of, or filing, recording, registering or publication with, or notification to any Governmental Entity other than (i) filings with the Registrar under the Act; (ii) the Regulatory Approvals; (iii) compliance with any applicable securities Laws, stock exchange rules and policies; and (iv) any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)	Non-Contravention. The execution, delivery and performance by PDX of its obligations under this Agreement and the consummation of the transactions contemplated hereby and by the Amalgamation Agreement do not and will not, except as set out in the PDX Disclosure Letter: (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or by-laws of PDX; (ii) assuming compliance with the matters referred to in paragraph (c) above, contravene, conflict with or result in a violation or breach of any provision of any applicable Law; (iii) require any notice or consent or other action by any Person under, contravene, conflict with, violate, breach or constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which PDX is entitled under, or give rise to any rights of first refusal or trigger any change in control provisions or any restriction under, any provision of any Contract or other instrument binding upon PDX or affecting any of its assets; or (iv) result in the creation or imposition of any Encumbrance on any asset of PDX or, with such exceptions, in the case of each of clauses (ii) through (iv), as would not have, or be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on PDX. True and complete copies of the articles of incorporation and by-laws of PDX as currently in effect have been delivered to DGC and PDX has not taken any action to amend such documents.

Except as set out in the PDX Disclosure Letter, neither the execution and delivery of this Agreement by PDX, nor consummation of the Amalgamation, nor compliance by PDX with any of the provisions hereof, shall result in any payment by PDX (including severance, unemployment compensation, bonuses or otherwise) becoming due or payable to any current or former director, employee or consultant of PDX or result in any increase or acceleration of contributions, liabilities or benefits, or acceleration of vesting, under any benefit, bonus, compensation, retirement or other plan, policy or arrangement maintained by PDX.

(e)	Capitalization. The authorized share capital of PDX consists of an unlimited number of PDX Shares, an unlimited number of first preferred shares, and an unlimited number of second preferred shares. As of the date hereof: (i) there are issued and outstanding 73,887,370 PDX Shares and no preferred shares are issued and outstanding; and (ii) an aggregate of 2,122,500 PDX Shares are issuable upon the exercise of all outstanding PDX Options. The PDX Disclosure Letter includes a full and complete listing of all outstanding PDX Options, including in respect of each PDX Option the name of the holder, the number of PDX Shares for which it is exercisable, the vesting schedule therefor, the exercise price, the expiry date and any terms or conditions which differ from the standard terms and conditions under the PDX Stock Option Plan. Except for the PDX Options referred to in the prior sentence or as set out in the PDX Disclosure Letter, there are no options, warrants, conversion privileges or other rights, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by PDX of any shares or other securities of PDX (including PDX Shares and preferred shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of PDX (including PDX Shares and preferred shares). True and complete copies of the PDX Stock Option Plan as currently in effect have been delivered to DGC and, other than in connection with the Amalgamation and the transactions expressly contemplated by Section 2.9 of this Agreement, PDX has not taken any action to amend the PDX Stock Option Plan. All outstanding PDX Shares have been duly authorized and validly issued, are fully paid and nonassessable (and no such shares have been issued in violation of any pre-emptive or similar rights), and all PDX Shares issuable upon the exercise of rights under the PDX Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable. No PDX Shareholder is entitled to any pre-emptive or other similar right granted by PDX. There are no outstanding contractual or other obligations of PDX to repurchase, redeem or otherwise acquire any of its securities.

(f)	DGC Shares; Subsidiaries.

(i)	as of the date of this Agreement, PDX is the registered and beneficial owner of 19 million DGC Shares free and clear of all Encumbrances other than pursuant to Section 2.14 of the Agreement.

(ii)	PDX has no Subsidiaries and, except for the DGC Shares owned by PDX, PDX does not own, beneficially or of record, any equity interest of any kind in any other Person.

(g)	Reporting Status and Securities Laws Matters. PDX is a “reporting issuer” in Ontario, Alberta, British Columbia and Nova Scotia and not on the list of reporting issuers in default under the applicable Canadian provincial securities Laws and is not in default of any material requirements of any securities Laws. No delisting, suspension of trading in or cease trading order with respect to any securities of PDX and, to the knowledge of PDX, no inquiry or investigation with respect to PDX (formal or informal) of any Securities Authority, is in effect or ongoing or expected to be implemented or undertaken. The documents comprising the PDX Disclosure Record did not, at the time filed with Securities Authorities, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, not misleading in light of the circumstances under which they were made. PDX has not filed any confidential material change reports with the Securities Authorities that at the date hereof remain confidential. All of PDX’s public disclosure documents (other than press releases) are available on SEDAR. As of the date hereof, to PDX’s knowledge there is no material fact concerning PDX which has not been either disclosed in documents filed (and available on SEDAR) on or before the date hereof, disclosed to DGC in writing or generally disclosed.

(h)	U.S. Resident PDX Shareholders. To the knowledge of PDX, as of December 2, 2008, no more than 10% of PDX Shares are held by PDX Shareholders who, as of December 2, 2008, were residents of the United States of America for the purposes of Rule 802 under the U.S. Securities Act, and at least one PDX Share is held by a resident of the United States of America for the purposes of Rule 802 under the U.S. Securities Act.

(i)	Financial Statements. The audited consolidated financial statements of PDX as at and for the year ended December 31, 2007 and the unaudited interim consolidated financial statements of PDX as at and for the nine-month period ended September 30, 2008 (including, in each case, any notes and schedules thereto) (collectively, the “PDX Financial Statements”) have been prepared in accordance with GAAP and all applicable Laws and fairly present, in all material respects, in conformity with GAAP applied on a consistent basis as in effect on the dates of such financial statements (except as may be indicated in the notes thereto), the financial position of PDX and its consolidated Subsidiaries and their consolidated results of operations and cash flows as of the dates thereof and for the respective periods then ended (subject to year-end adjustments and the absence of footnotes in the case of any unaudited interim financial statements).

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(j)	Absence of Certain Changes. Since September 6, 2008, (i) other than the transactions contemplated in this Agreement or as disclosed in the PDX Disclosure Record, the business of PDX has been conducted in the ordinary course of business consistent with past practice; (ii) there has not been any event, change, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on PDX that has not been disclosed in the PDX Public Disclosure Record; and (iii) there has not been any change in the accounting policies used by PDX.

(k)	No Undisclosed Liabilities. Except as disclosed in the PDX Disclosure Letter, there are no liabilities or obligations of PDX, contingent or otherwise, whether or not required by GAAP to be reflected on or reserved against in a balance sheet or in the notes thereto, other than: (i) liabilities or obligations to the extent reflected in the PDX Financial Statements or in the notes thereto; (ii) liabilities or obligations not exceeding $50,000 in the aggregate incurred in the ordinary course of business consistent with past practice; and (iii) liabilities or obligations incurred in connection with the transactions contemplated hereby, each of which is described in the PDX Disclosure Letter. The PDX Disclosure Letter sets forth (i) all current liabilities of PDX as of the date hereof, (ii) a reasonable estimate as of the date hereof of all liabilities that PDX may incur subsequent to the date hereof through to the Effective Date, and (iii) a reasonable estimate as of the date hereof of all liabilities of PDX that shall arise as a result of the consummation of the transactions contemplated by this Agreement, in each case, with details regarding the nature of the liability, the identity of the Person to whom the liability may be owed, and the amount of the liability.

(l)	Compliance with Laws. PDX is, and since January 1, 2008 has been, in compliance with, and to the knowledge of PDX is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable Law, except for failures to comply, investigations or violations that have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on PDX.

(m)	Litigation. There are no Legal Actions pending against or, to the knowledge of PDX, threatened against or affecting PDX or affecting any of its properties or assets at law or in equity before or by any Governmental Entity, which if determined adversely would be reasonably expected to have a Material Adverse Effect on PDX, result in a liability in excess of $100,000 or prevent or materially delay the consummation of the transactions contemplated hereby. Neither PDX nor its assets or properties is subject to any outstanding judgment, order, writ, injunction or decree that has had or would reasonably be expected to have a Material Adverse Effect on PDX, result in a liability in excess of $100,000 or prevent or materially delay the consummation of the transactions contemplated hereby.

(n)	Taxes. PDX has duly and timely filed all material Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects. Each of them has paid, or withheld and remitted on a timely basis all Taxes which are due and payable on or before the date hereof, other than those which are being diligently contested in good faith through proper proceedings and with respect to which adequate reserves in accordance with GAAP have been provided in the PDX Financial Statements. There is no claim, audit, action, suit, proceeding or investigation now pending or, to the knowledge of PDX, threatened against or with respect to PDX in respect of any material Tax or material Tax asset. There are no currently effective material elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes, or of the filing of any Return or any payment of Taxes by PDX.

(o)	Material Contracts. All Contracts to which PDX is a party or by which it is bound: (i) which involve aggregate future payments by or to any of them in excess of $20,000 in any 12-month period or which extend for a period of more than two years and are not terminable without penalty of less than $20,000; (ii) with any Governmental Entity; (iii) entered into since December 31, 2007, for the sale of DGC Shares, or securities or other material assets of PDX, or for the acquisition of securities, material assets or material businesses of others (by merger, amalgamation, reorganization, arrangement or otherwise) or for the grant to any person of any preferential rights to purchase any of its material assets; (iv) which are indentures, credit agreements, security agreements, mortgages, hypothecs, guarantees, promissory notes and other Contracts relating to the borrowing of money in excess of $20,000; (v) that limits or restricts PDX or any of their successors from engaging or competing in any line of business or in any geographic areas; (vi) with Pelangio Exploration Inc. or any Affiliate or associate thereof; (vii) under which PDX has any liabilities to any (a) current director or

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officer of any of PDX or any person that has served within the past two years as such or any of such Person’s immediate family members; (b) registered or beneficial owner of more than five percent of the PDX Shares as the date hereof; or (c) to the knowledge of PDX, any Affiliate or associate of any Person referred to in clauses (a) or (b); or (viii) that are outside the ordinary and regular course of business; (collectively, “PDX Material Contracts”) are listed in the PDX Disclosure Letter. PDX has provided true and complete copies of all PDX Material Contracts to DGC.

(p)	Brokers. Except for RBC Capital Markets and as set forth in the PDX Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from, or to the reimbursement of any of its expenses by, PDX in connection with this Agreement or the Amalgamation. PDX has provided true and complete copies of all Contracts between PDX and RBC Capital Markets.

(q)	Shareholder Rights Plan. As of the date hereof, PDX does not have, nor has it ever had, any shareholders rights plan in place, except as disclosed in the PDX Disclosure Letter.

(r)	Related Parties. As of the date hereof, to the actual knowledge of PDX, no “related party” (as such term is defined in MI 61-101) of PDX beneficially owns or exercises control or direction over, other than through its interest in PDX, more than five percent of any class of voting or equity securities of DGC.

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SCHEDULE 3.2

REPRESENTATIONS AND WARRANTIES OF DGC

(a)	Corporate Existence and Power. DGC has been duly incorporated and organized and is validly existing and in good standing under the Laws of Canada and has all corporate power and authority to own its assets as now owned and to carry on its business as now conducted. DGC Subco has been duly incorporated and organized and is validly existing and in good standing under the Laws of Alberta and has all corporate power and authority to own its assets as now owned and to carry on its business as now conducted. DGC has been duly registered or otherwise authorized to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, and has all governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its properties and assets and to carry on its business as now conducted, except where the failure to be so registered or authorized or in good standing or to have such licenses, authorizations, permits, consents and approvals would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on DGC.

(b)	Corporate Authorization. The execution, delivery and performance by DGC of this Agreement and by DGC and DGC Subco of the Amalgamation Agreement, and the consummation by DGC and DGC Subco of the transactions contemplated hereby, are within DGC’s and DGC Subco’s corporate powers (as the case may be) and have been duly authorized by the DGC Board and DGC as the sole shareholder of DGC Subco and, except as otherwise expressly contemplated in this Agreement, no other corporate proceedings on the part of DGC or DGC Subco are necessary to authorize this Agreement, the Amalgamation or the transactions contemplated hereby, other than (i) the approval of the DGC Board of the Circular and (ii) the approval of DGC Shareholders of the DGC Shareholder Resolution. This Agreement constitutes a valid and binding agreement of DGC, enforceable against DGC in accordance with their terms.

(c)	Governmental Authorization. The execution, delivery and performance by DGC of this Agreement and by DGC and DGC Subco of the Amalgamation Agreement and the consummation by DGC and DGC Subco of the transactions contemplated hereby and under the Amalgamation Agreement require no consent, approval or authorization of or any action by or in respect of, or filing, recording, registering or publication with, or notification to any Governmental Entity other than (i) filings with the Registrar under the Act; (ii) the Regulatory Approvals; (iii) compliance with any applicable securities Laws, stock exchange rules and policies; and (iv) any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on DGC.

(d)	Non-Contravention. The execution, delivery and performance by DGC and DGC Subco (as the case may be) of its obligations under this Agreement and the consummation of the transactions contemplated hereby and by the Amalgamation Agreement do not and will not, except as set out in the DGC Disclosure Letter: (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or by-laws of DGC or the constating documents of DGC Subco; (ii) assuming compliance with the matters referred to in paragraph (c) above, contravene, conflict with or result in a violation or breach of any provision of any applicable Law; (iii) require any notice or consent or other action by any Person under, contravene, conflict with, violate, breach or constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which DGC or DGC Subco is entitled under, or give rise to any rights of first refusal or trigger any change in control provisions or any restriction under, any provision of any Contract or other instrument binding upon DGC or any of its Subsidiaries or affecting any of its assets; or (iv) result in the creation or imposition of any Encumbrance on any asset of DGC or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii) through (iv), as would not have, or be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on DGC. True and complete copies of the articles of incorporation and by-laws of DGC and DGC Subco as currently in effect have been delivered to PDX and neither DGC nor DGC Subco have taken any action to amend such documents.

Except as set out in the DGC Disclosure Letter, neither the execution and delivery of this Agreement by DGC, nor consummation of the Amalgamation, nor compliance by DGC with any of the provisions hereof, shall result in any payment by DGC or any of its Subsidiaries (including severance, unemployment compensation, bonuses or otherwise) becoming due or payable to any current or former director, employee or consultant of DGC or any of its Subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits, or acceleration of vesting, under any benefit, bonus, compensation, retirement or other plan, policy or arrangement maintained by DGC.

(e)	Capitalization. The authorized share capital of DGC consists of an unlimited number of DGC Shares. As of the date hereof: (i) there are issued and outstanding 44,863,800 DGC Shares; and (ii) an aggregate of 4,008,700 DGC Shares are issuable upon the exercise of all outstanding DGC Options. The authorized share capital of DGC Subco consists of an unlimited number of common shares of which 100 common shares are issued and outstanding as fully paid. Except with respect to the DGC Options or as set out in the DGC Disclosure Letter, there are no options, warrants, conversion privileges or other rights, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by DGC of any shares or other securities of DGC (including DGC Shares), or any of its Subsidiaries, and neither DGC nor any of its Subsidiaries, has issued and outstanding any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of DGC (including DGC Shares) or any of its Subsidiaries. True and complete copies of the DGC Stock Option Plan as currently in effect have been delivered to PDX and, other than as may be reasonably necessary or desirable to give effect to the treatment of the DGC Options expressly contemplated in Section 2.9, DGC has not take any action to amend the DGC Stock Option Plan. All outstanding DGC Shares have been duly authorized and validly issued, are fully paid and nonassessable (and no such shares have been issued in violation of any pre-emptive or similar rights), and all DGC Shares issuable upon the exercise of rights under the DGC Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable. No DGC Shareholder is entitled to any pre-emptive or other similar right granted by DGC or any of its Subsidiaries. There are no outstanding contractual or other obligations of DGC or any Subsidiary to repurchase, redeem or otherwise acquire any of its securities.

(f)	DGC Subsidiaries. Other than DGC Subco, DGC has no Subsidiaries and does not own, beneficially or of record, any equity interest of any kind in any other Person.

(g)	DGC Subco. All of the issued and outstanding shares of DGC Subco are owned beneficially and of record by DGC, there are no other issued or outstanding securities of DGC Subco, and there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by DGC of any shares or other securities of DGC Subco, and neither DGC nor DGC Subco has issued and outstanding any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares or other securities of DGC Subco.

(h)	Business of DGC Subco. DGC Subco has not carried on any active business other than in connection with the transaction contemplated by this Agreement.

(i)	Reporting Status and Securities Laws Matters. DGC is a “reporting issuer” in Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and not on the list of reporting issuers in default under the applicable Canadian provincial securities Laws, the outstanding DGC Shares are listed and posted for trading on the TSX and DGC is not in default of any material requirements of any securities Laws. No delisting, suspension of trading in or cease trading order with respect to any securities of DGC and, to the knowledge of DGC, no inquiry or investigation with respect to DGC (formal or informal) of any Securities Authority, is in effect or ongoing or expected to be implemented or undertaken. The documents comprising the DGC Disclosure Record did not, at the time filed with Securities Authorities, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, not misleading in light of the circumstances under which they were made. DGC has not filed any confidential material change reports with the Securities Authorities which at the date hereof remain confidential. All of DGC’s public disclosure documents (other than press releases) are available on SEDAR.

(j)	Financial Statements. The audited financial statements as at and for the year ended December 31, 2007 and unaudited interim financial statements of DGC as at and for the nine months ended September 30, 2008 (including, in each case, any notes and schedules thereto) (collectively, the “DGC Financial Statements”) have been prepared in accordance with GAAP and all applicable Laws and fairly present, in all material respects, in conformity with GAAP applied on a consistent basis as in effect on the dates of such financial statements (except as may be indicated in the notes thereto), the financial position, results of operations and

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cash flows of DGC as of the dates thereof and for the respective periods then ended (subject to year-end adjustments and the absence of footnotes in the case of any unaudited interim financial statements).

(k)	Absence of Certain Changes. Since December 31, 2007, (i) other than the transactions contemplated in this Agreement or as disclosed in the DGC Disclosure Record, the business of DGC and its Subsidiaries has been conducted in the ordinary course of business consistent with past practice; (ii) there has not been any event, change, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on DGC that has not been disclosed in the DGC Disclosure Record; and (iii) there has not been any change in the accounting policies used by DGC and its Subsidiaries.

(l)	No Undisclosed Liabilities. There are no liabilities or obligations of DGC or any of its Subsidiaries contingent or otherwise, whether or not required by GAAP to be reflected on or reserved against in a balance sheet or in the notes thereto, other than: (i) liabilities or obligations to the extent reflected in the DGC Financial Statements or in the notes thereto; (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2007; (iii) liabilities or obligations incurred in connection with the transactions contemplated hereby; and (iv) liabilities or obligations that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on DGC.

(m)	Compliance with Laws. DGC and each of its Subsidiaries and their respective assets is, and since January 1, 2008 has been, in compliance with, and to the knowledge of DGC is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable Law except for failures to comply, investigations or violations that have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on DGC.

(n)	Litigation. There are no Legal Actions pending against or, to the knowledge of DGC, threatened against or affecting DGC or affecting any of its respective properties or assets at law or in equity before or by any Governmental Entity, which if determined adversely would be reasonably expected to have a Material Adverse Effect on DGC or prevent or materially delay the consummation of the transactions contemplated hereby. Neither DGC nor any of its Subsidiaries nor their respective assets or properties is subject to any outstanding judgment, order, writ, injunction or decree that has had or would reasonably be expected to have a Material Adverse Effect on DGC or prevent or materially delay the consummation of the transactions contemplated hereby.

(o)	Taxes. DGC and each of its Subsidiaries has duly and timely filed all material Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects. Each of them has paid, or withheld and remitted on a timely basis all Taxes which are due and payable on or before the date hereof, other than those which are being diligently contested in good faith through proper proceedings and with respect to which adequate reserves in accordance with GAAP have been provided in the DGC Financial Statements. There is no claim, audit, action, suit, proceeding or investigation now pending or, to the knowledge of DGC, threatened against or with respect to DGC or its Subsidiaries in respect of any material Tax or material Tax asset. There are no currently effective material elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes, or of the filing of any Return or any payment of Taxes by DGC and any of its Subsidiaries.

(p)	Material Contracts. DGC has provided true and complete copies of all DGC Material Contracts to PDX that are material with respect to the Amalgamation and the transactions contemplated by this Agreement.

(q)	Brokers. Except for BMO Capital Markets and as set forth in the DGC Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from, or to the reimbursement of any of its expenses by, DGC in connection with this Agreement or the Amalgamation.

(r)	Related Parties. As at the date hereof, to the knowledge of DGC, no “related party” (as such term is defined in MI 61-101) of PDX beneficially owns or exercises control or direction over, other than through its interest in PDX, more than five percent of any class of voting or equity securities of DGC.

(s)	Shareholder Rights Plan. As of the date hereof, DGC does not have, nor has it ever had, any shareholders rights plan in place.

(t)	Issuance of DGC Shares. The DGC Shares to be issued pursuant to the Amalgamation will be duly and validly issued as fully paid and non-assessable common shares in the capital of DGC.

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SCHEDULE 4.4

OPERATION OF BUSINESS BY PDX

If in the opinion of the PDX Board, acting reasonably, after consultation with financial advisors and after receiving advice of legal counsel, it is necessary or appropriate to do so in order to protect the interests of the minority shareholders of PDX, PDX may adopt a shareholder rights plan in customary form prior to the Effective Time.

SCHEDULE 4.6

OPERATION OF BUSINESS BY DGC

If in the opinion of the DGC Board, acting reasonably, after consultation with financial advisors and after receiving advice of outside legal counsel, it is necessary or appropriate to do so in order to protect the interests of the minority shareholders of DGC, DGC may adopt a shareholder rights plan in customary form prior to the Effective Time, provided that:

(a)	unless the DGC Board determines in good faith that urgent circumstances require that it adopt the shareholder rights plan without delay, DGC has provided PDX with a written notice specifying its intention to adopt a shareholder rights plan and a copy of any such plan, and a period of two Business Days has lapsed since such notice and plan were provided to PDX, and

(b)	the shareholder rights plan:

(i)	will not be triggered as a result of a person acquiring PDX or PDX Shares if: (A) such person does not beneficially own or control more than 2.5% of the outstanding DGC Shares at the time it acquires PDX or the PDX Shares (excluding, for greater certainty, any DGC Shares it may be deemed to own or control as a result of owning or controlling any PDX Shares); or (B) such person does not beneficially own or control a majority of the PDX Shares;

(ii)	will not materially adversely affect, directly or indirectly, any shareholders of PDX other than (A) a person acquiring PDX, PDX Shares or DGC Shares in contravention of the terms of the shareholder rights plan or (B) any shareholder of PDX acting in concert with such person;

(iii)	will include a provision that provides unless a person beneficially owns or controls more than a majority of the outstanding PDX Shares, it will be deemed not to beneficially own or control any DGC Shares beneficially owned or controlled by PDX; and

(iv)	will include a “permitted bid” provision consistent with the published standards of RiskMetrics Inc. (formerly Fairvest Securities Corporation) but which would require (A) that any permitted bid be made for all DGC Shares, and (B) a minimum bid period of not more than 60 days.

For greater certainty, the parties agree that under the terms of any shareholder rights plan permitted under the foregoing, the shareholder rights plan will not be triggered as a result of a person who beneficially owns or controls a majority of the PDX Shares acquiring PDX or additional PDX Shares if such person does not beneficially own or control more than 2.5% of the outstanding DGC Shares at the time it acquires PDX or the PDX Shares (excluding, for greater certainty, any DGC Shares it may be deemed to own as a result of owning or controlling any PDX Shares).

APPENDIX “D”

BMO CAPITAL MARKETS FAIRNESS OPINION

Investment & Corporate Banking 100 King Street West, 5th Floor Toronto, Ontario M5X 1H3 Tel: (416) 359-4001

January 23, 2009

Detour Gold Corporation
200 Bay Street, Suite 2040
Toronto, Ontario
M5J 2J1

To the Board of Directors:

We understand that Detour Gold Corporation (the “Company” or “Detour Gold”) is contemplating a business combination (the “Combination”) with PDX Resources Inc. (“PDX”) pursuant to which, among other things, the shareholders of PDX (the “Shareholders”) will receive, in exchange for each common share of PDX held, 0.2571 of a common share of Detour Gold (the “Consideration”). We also understand that PDX is the Company’s largest shareholder, holding 19 million common shares of the Company (representing an approximately 42% interest in the Company) and that pursuant to the Combination a total of 19 million common shares of the Company will be issued to the Shareholders. We understand further that the Combination is proposed to be effected by way of an amalgamation of PDX and a wholly-owned subsidiary of the Company (the “Amalgamation”) under the Business Corporations Act (Alberta).

The terms and conditions of the Amalgamation will be summarized in a joint information circular (the “Information Circular”) to be mailed to shareholders of both companies in connection with special meetings of shareholders of each of Detour Gold and PDX to be held to consider and, if deemed advisable, approve the Combination and Amalgamation. The implementation of the Amalgamation will be conditional upon, among other things, (i) the approval of the Amalgamation by at least 66 2/3% of the votes cast at the special meeting of PDX shareholders, and (ii) the approval of the Amalgamation by a simple majority of the votes cast at the special meeting of Detour Gold shareholders, as well as the approval of a simple majority of the votes cast by Detour Gold’s minority shareholders.

The terms and conditions of, and other matters relating to, the Combination and Amalgamation will be set forth in a business combination agreement to be entered into among the Company and PDX, as such agreement may be amended, restated and superseded (the “Combination Agreement”).

BMO Nesbitt Burns Inc. (together with its affiliates, “BMO Capital Markets”) has been retained to provide financial advice to the Company and its board of directors (the “Board of Directors”), including our opinion (the “Opinion”) as to the fairness, from a financial point of view, to the shareholders of the Company, of the Consideration to be received by the Shareholders pursuant to the Amalgamation.

Engagement of BMO Capital Markets

BMO Capital Markets was engaged as financial advisor to the Company regarding strategic matters on April 4, 2008. BMO Capital Markets was originally contacted by the Company regarding a specific business combination with PDX in November, 2008. BMO Capital Markets was formally engaged by the Company pursuant to a letter agreement dated January 20, 2009 (the “Engagement Agreement”).

Pursuant to the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide the Company and the Board of Directors with this Opinion.

BMO Capital Markets will receive a fee for its services upon delivery of the Opinion. In addition, BMO Capital Markets is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Company in the manner set forth in the indemnity that forms part of the Engagement Agreement.

BMO Capital Markets consents to the inclusion of this Opinion in its entirety and a summary thereof (in a form acceptable to BMO Capital Markets) in the Information Circular.

Credentials of BMO Capital Markets

BMO Capital Markets is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.

The opinion expressed herein represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of its directors and officers, who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital market matters.

Independence of BMO Capital Markets

BMO Capital Markets is not an associated or affiliated entity or issuer insider (as such terms are defined in the Securities Act (Ontario) or the rules promulgated thereunder) of PDX, the Company, or any of their respective subsidiaries, associates or affiliates (collectively, the “Interested Parties”) and is not an advisor to any person or entity other than the Company and the Board of Directors with respect to the matters set forth herein and described above.

Neither BMO Capital Markets nor its associated entities has provided any financial advisory services or participated in any financings involving the Interested Parties within the past two years, other than (i) pursuant to the Engagement Agreement; (ii) acting as financial advisor to the Company regarding strategic matters since April 4, 2008; and (iii) acting as underwriter to the Company in connection with an equity issue, which closed on February 21, 2008.

Other than as set forth above, there are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to any future business dealings. BMO Capital Markets may however, in the normal course of its business, provide financial advisory or investment banking services to the Interested Parties from time to time. In addition, in the ordinary course of business, BMO Capital Markets may actively trade the securities of the Interested Parties for its own account and for the accounts of BMO Capital Markets customers and accordingly has or may, at any time, hold a long or short position in such securities and has or may, from time to time, execute transactions in respect of such securities for which it has or may receive compensation. As an investment dealer, BMO Capital Markets conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties and the Combination.

Scope of Review

In connection with rendering the Opinion, among other things, we have reviewed and relied upon the following documents, or carried out the following investigations and review:

a)	a substantially final draft of the Combination Agreement dated January 22, 2009;

b)	development and operating projections provided by the management of the Company;

c)	internal management forecasts prepared by or on behalf of the Company;

d)	certain other internal information prepared by or on behalf of the Company, concerning the business, operations, assets, liabilities and prospects of the Company;

e)	discussions with the management of the Company concerning the Company’s current business plan, its financial condition and its future business prospects;

f)	public information relating to the business, financial condition and trading history of the Company, PDX and other selected public issuers we considered relevant;

g)	information with respect to selected precedent transactions we considered relevant;

h)	letters of representation as to certain factual matters and the completeness and accuracy of the information upon which the Opinion is based, addressed to us and dated the date hereof, provided by senior officers of the Company; and

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i)	such other information, investigations, analyses and discussions (including discussions with the management of the Company, the Company’s external legal counsel, and other third parties) as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by the Company to any information under its control requested by BMO Capital Markets. BMO Capital Markets did not meet with the auditors of the Company or PDX and has assumed the accuracy and fair presentation of the audited and unaudited financial statements of the Company.

Assumptions and Limitations

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the Company or any of its respective securities or assets, and our opinion should not be construed as such. We have, however, conducted such analyses as we considered necessary in the circumstances to render the Opinion. In addition, the Opinion is not, and should not be construed as, advice as to the price at which the securities of the Company may trade at any future date. BMO Capital Markets was similarly not engaged to review any legal, tax or accounting aspects of the Amalgamation or the Combination.

With your approval and agreement, we have relied upon the completeness, accuracy and fair presentation of all financial information, business plans, forecasts and other information, data, advice, opinions and representations obtained by us from public sources or provided to us by or on behalf of the Company, or any of its subsidiaries, associates or affiliates or their respective directors, officers, associates, affiliates, consultants, advisors and representatives, relating to the Interested Parties and the Combination, or otherwise obtained by us pursuant to our engagement. We have assumed that all such information was complete and accurate and did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. Our opinion is conditional upon such completeness, accuracy, fair presentation and non-omission of facts. Subject to the exercise of professional judgment, we have not independently verified the completeness, accuracy or fair presentation of any such information, business plans, forecasts, data, advice, opinions and representations.

In preparing this opinion, BMO Capital Markets has assumed that (i) the final executed form of the Combination Agreement does not differ in any material respect from the draft that BMO Capital Markets has examined; (ii) the Company and PDX will comply with all the material terms of the Combination Agreement, and (iii) the Amalgamation will be consummated in accordance with the terms of the Combination Agreement without any adverse waiver or amendment of any material term or condition thereof.

With respect to forecasts, projections, estimates and/or budgets provided to BMO Capital Markets and used in its analyses, we note that projecting future results of any Company is inherently subject to uncertainty. We have assumed, however, that such forecasts, projections, estimates and/or budgets were prepared using the assumptions identified therein, which, in the opinion of the management of the Company, are (or were at the time and continue to be) reasonable in the circumstances.

Senior officers of the Company have represented to BMO Capital Markets in a certificate delivered as of the date hereof, among other things, that (i) the information, data, advice, opinions, representations and other material (financial and otherwise) (collectively, the “Information”) provided by or on behalf of the Company or any of its subsidiaries, associates or affiliates or their respective directors, officers, associates, affiliates, consultants, advisors and representatives, either orally or in writing, to BMO Capital Markets or obtained by BMO Capital Markets from the Company’s profile under the System for Electronic Document Analysis and Retrieval (SEDAR) relating to the Company, or its subsidiaries, associates or affiliates, the Combination or any other transaction, for the purpose of preparing the Opinion was, at the date such Information was provided to BMO Capital Markets, and is, as of the date hereof, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, or its subsidiaries, associates or affiliates, the Combination or any other transaction and did not and does not omit to state a material fact in respect of the Company, or its subsidiaries, associates or affiliates, the Combination or any other transaction necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company, or any of its subsidiaries, associates or affiliates, taken as a whole and no material change has occurred in the Information or any part thereof.

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In preparing the Opinion, we have made several assumptions, including that all of the conditions required to implement the Combination will be met and that the information relating to the Interested Parties, and the Combination is, and continues to be, accurate in all material respects. We also made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of the Interested Parties.

With respect to all legal and tax matters relating to the Amalgamation and the Combination and the implementation thereof, we have relied upon the advice, opinions and representations provided to us by the Company’s external legal and tax counsel and have relied upon the completeness and accuracy of such advice, opinions and representations, including the validity and efficacy of the procedures being followed to implement the Amalgamation and the Combination, and do not express any opinion thereon. We do not express any opinion with respect to the tax consequences to the Company or any security holder that may arise as a result of the Amalgamation and the Combination and have assumed that no material negative tax consequences arise to security holders of the Company as a result of the Amalgamation and the Combination.

The Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they were represented to us in our discussions with the management of the Company.

The Opinion is provided to the Board of Directors for its exclusive use only and may not be relied upon by any other person. Except as contemplated herein, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, in the event that there is any change in any fact or matter materially affecting the Opinion after the date hereof, BMO Capital Markets reserves the right to change, modify, amend, supplement or withdraw the Opinion.

The preparation of the Opinion is a complex process and is not necessarily capable of being partially analyzed or summarized. BMO Capital Markets believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Opinion. The Opinion should be read in its entirety.

The Opinion is not and should not be construed as a recommendation to any party to whether to vote in favour of approving the Amalgamation, or how to otherwise act with respect to the Combination. BMO Capital Markets is not expressing any opinion as to the value of the Consideration, if and when issued pursuant to or in connection with the Amalgamation, or the prices at which common shares of the Company or PDX will trade before or after completion of the Combination.

Conclusion

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Consideration to be received by the Shareholders pursuant to the Amalgamation is fair, from a financial point of view, to the shareholders of the Company, other than PDX and its affiliates or associates or parties acting jointly or in concert with PDX in connection with the Combination.

Yours truly,

(signed) Bmo Nesbitt Burns Inc.

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APPENDIX “E”

SECTION 191, BUSINESS CORPORATIONS ACT (ALBERTA)

SHAREHOLDER’S RIGHT TO DISSENT

Section 191

1.	Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1)	amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c)	amalgamate with another corporation, otherwise than under section 184 or 187,

(d)	be continued under the laws of another jurisdiction under section 189, or

(e)	sell, lease or exchange all or substantially all its property under section 190.

2.	A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

3.	In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

4.	A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

5.	A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)	at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)	if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder’s right to dissent.

6.	An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2)

(a)	by the corporation, or

(b)	by a shareholder if the shareholder has sent an objection to the corporation under subsection (5), to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

7.	If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

8.	Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)	within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

9.	Every offer made under subsection (7) shall

(a)	be made on the same terms, and

(b)	contain or be accompanied with a statement showing how the fair value was determined.

10.	A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

11.	A dissenting shareholder

(a)	is not required to give security for costs in respect of an application under subsection (6), and

(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

12.	In connection with an application under subsection (6), the Court may give directions for

(a)	joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)	the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)	the service of documents, and

(g)	the burden of proof on the parties.

13.	On an application under subsection (6), the Court shall make an order

(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)	fixing the time within which the corporation must pay that amount to a shareholder, and

(d)	fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

14.	On

(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)	the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c)	the pronouncement of an order under subsection (13), whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

15.	Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

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16.	Until one of the events mentioned in subsection (14) occurs,

(a)	the shareholder may withdraw the shareholder’s dissent, or

(b)	the corporation may rescind the resolution, and in either event proceedings under this section shall be discontinued.

17.	The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

18.	If subsection (20) applies, the corporation shall, within 10 days after

(a)	the pronouncement of an order under subsection (13), or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

19.	Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

20.	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)	the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.

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Any questions and requests for assistance may be directed to the joint Proxy Solicitation Agent of
Detour Gold Corporation and PDX Resources Inc.:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:

1-866-581-1571

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

January 26, 2009	NEWS RELEASE
Detour Gold and PDX Resources Agree to Merger
Toronto, Ontario — Detour Gold Corporation (TSX: DGC) (“Detour Gold”) and PDX Resources Inc. (TSX:PLG) (“PDX”) are pleased to announce they have entered into an agreement providing for the merger of the companies. PDX is Detour Gold’s largest shareholder, and the 19 million common shares of Detour Gold that it holds represent an approximately 42% interest in Detour Gold.
Summary of the Transaction
Pursuant to the transaction, each PDX share will be exchanged for 0.2571 of a common share of Detour Gold, representing a value of $2.12 per PDX share based upon the closing price of Detour Gold shares on the TSX on January 23, 2009. The value accorded each PDX share is 28% over the closing price of the PDX Shares on January 23, 2009 and 31% over the 20-day volume weighted average trading price of the PDX Shares on the TSX as at the same date. Pursuant to the transaction, a total of 19 million common shares of Detour Gold will be issued to PDX Shareholders. PDX will become a wholly-owned subsidiary of Detour Gold and the shares of Detour Gold currently held by PDX will be cancelled. As a result, the transaction will have no material impact on the capitalization of Detour Gold. Detour Gold shareholders will continue to hold their existing Detour Gold shares.
Benefits of the Transaction
The proposed transaction offers a number of benefits to the shareholders of both PDX and Detour Gold, including the following:
▪	a simplified ownership structure and a larger public float which should facilitate a broader base of institutional investors and greater liquidity in the Detour Gold shares;

▪	for shareholders of PDX:
▪	the elimination of the significant discount in the trading price of the PDX shares relative to the market value of PDX’s interest in Detour; and

▪	direct exposure to the potential of the Detour Lake project, one of the world’s largest undeveloped gold resources;
▪	for shareholders of Detour Gold:
▪	the elimination of the overhang created in the Detour Gold shares by PDX’s significant ownership block; and

▪	the addition of further experience to Detour Gold’s board of directors, whose combined expertise and proven track record will be invaluable in moving the Detour Lake project forward.
Ingrid Hibbard, President and Chief Executive Officer of PDX, said, “This transaction represents an excellent opportunity to create value for the shareholders of PDX. It eliminates the discount in PDX’s share price relative to its holding in DGC and provides our shareholders with more liquid securities offering direct exposure to one of the world’s largest undeveloped gold resources.”

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Gerald Panneton, President and Chief Executive Officer of Detour Gold, stated, “We are delighted by this opportunity to move forward on the Detour Lake project under a broader investor base and assisted by a respected and experienced board of directors. It’s a compelling combination of project and people.”
Management and Directors
Upon completion of the transaction, Gerald Panneton will continue to serve as the President and Chief Executive Officer of Detour Gold and Michael Kenyon, a current director of Detour Gold, will assume the role of Executive Chairman. Three new independent directors will be appointed to Detour Gold’s board of directors: Peter Crossgrove, in the role of Non-Executive Co-Chairman and Lead Director, André Gaumond and Jonathan Rubenstein, bringing with them over 80 years of additional experience in the mining industry. With these additions, Detour Gold’s new board of directors will be composed of Michael Kenyon (Executive Chairman), Peter Crossgrove (Non-Executive Co-Chairman and Lead Director), Gerald Panneton (President and Chief Executive Officer), Louis Dionne, André Gaumond, Ingrid Hibbard, Philip Olson, Jonathan Rubenstein and Ronald Thiessen.
Advisors
RBC Capital Markets is acting as financial advisor and Osler, Hoskin & Harcourt LLP is acting as legal advisor to PDX in connection with the proposed transaction. BMO Capital Markets is acting as financial advisor and Davies Ward Phillips and Vineberg LLP is acting as legal advisor to Detour Gold in connection with the proposed transaction.
Boards of Directors’ Recommendations
The board of directors of Detour Gold (with the directors that also serve on PDX’s board not participating) and the board of directors of PDX (with the directors that also serve on Detour Gold’s board abstaining from voting) have unanimously approved the proposed transaction. All of the directors of PDX and Detour Gold have indicated that they intend to vote their respective shares in favour of the transaction.
Further Transaction Details
The transaction will be implemented through an amalgamation under the Business Corporations Act (Alberta) in which PDX will amalgamate with a newly formed, wholly-owned subsidiary of Detour Gold. In this amalgamation, shareholders of PDX will receive shares in Detour Gold based on the exchange ratio referred to above. Promptly following the amalgamation, the Detour Gold shares currently held by PDX will be cancelled.
Special meetings of the shareholders of each of Detour Gold and PDX will be held to consider the transaction. The transaction requires the approval of not less than two-thirds of the votes cast by PDX shareholders. In addition, the transaction requires the approval of a simple majority of the votes cast by Detour Gold shareholders, as well as the approval of a simple majority of the votes cast by Detour Gold’s minority shareholders. The transaction is also subject to the receipt of customary regulatory approvals, including the approval of the Toronto Stock Exchange for the listing of the Detour Gold shares to be issued to PDX shareholders in the transaction.
The merger agreement includes a commitment by PDX and Detour Gold not to solicit or initiate discussions concerning alternative transactions. In addition, PDX and Detour Gold have each

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agreed to pay a termination fee of $3 million to the other party in specified circumstances where the transaction is not consummated.
Full details of the proposed transaction, a copy of the fairness opinion prepared by BMO Capital Markets for the board of directors of Detour Gold, the factors considered by PDX and Detour Gold’s respective boards of directors and other information relevant to the transaction will be included in a joint information circular, which the parties expect to mail in February 2009. It is expected that the special meetings of shareholders to approve the proposed transaction will be held in late March 2009 and, if approved at those meetings, it is expected that the transaction would close immediately thereafter.
The Detour Gold shares to be issued in the proposed transaction have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.
About PDX Resources Inc.
PDX’s principal asset is its 19 million common shares (representing a 42.3% equity interest) of Detour Gold. PDX provides prospective investors with an opportunity to participate in potential increases in the size of the resource at the Detour Lake project and the value of PDX’s equity interest in Detour.
For further information, please contact:

Ingrid Hibbard, President & CEO	Brendan Cahill, Corporate Secretary
PDX Resources Inc., 440 Harrop Drive, Milton, Ontario L9T 3H2
Tel: 905-875-3828 / Toll-free: 1-877-746-1632 / Email: info@pdxresources.com
About Detour Gold Corporation
Detour Gold is a Canadian gold exploration and development company whose focus is to advance the development of its Detour Lake project located in northeastern Ontario. To date, Detour Gold has outlined a measured and indicated resource of 10.8 million ounces (242.9 million tonnes grading 1.38 g/t gold) and an inferred resource of 2.4 million ounces (63.9 million tonnes grading 1.19 g/t gold), based on a detailed engineered pit design at US$700/oz gold price (refer to July 2nd 2008 Press Release). Detour Gold is expected to complete a feasibility study in 2009.
For further information, please contact:

Gerald Panneton, President and CEO Tel: (416) 304.0800	Laurie Gaborit, Director Investor Relations Tel: (416) 304.0581
Detour Gold Corporation, Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2040, Toronto, Ontario M5J 2J1
Forward-Looking Information

This press release contains certain forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”). Forward-looking information includes, but is not limited to, information concerning the proposed transaction between Detour Gold and PDX and matters relating thereto. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Specifically, this press release includes forward-looking statements regarding: Detour Gold’s planned drilling program and estimate

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of the quantity and quality of its mineral resources. Inherent in forward-looking statements are risks, uncertainties and other factors beyond Detour Gold’s and PDX’s ability to predict or control. These risks, uncertainties and other factors include, but are not limited to, the uncertainties involved in interpreting geological data and other risks involved in the gold exploration and development industry as well as those risk factors listed in Detour Gold’s Annual Information Form (AIF), Item 4.4 — “Description of Business — Risk Factors” filed on SEDAR. Readers are cautioned that the list of factors included in the AIF is not exhaustive of the factors that may affect the forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this press release. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following assumptions: Detour Gold’s exploration and development activities on the Detour Lake Property will proceed in accordance with Detour Gold’s current timetables; and Detour Gold’s resource estimates, geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral resources) and operational and price assumptions on which the resource estimates are based, are accurate. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Detour Gold’s and PDX’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. Neither Detour Gold or PDX undertakes any obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law.
Information Concerning Estimates of Mineral Resources

This news release uses the terms ‘measured’, ‘indicated’ and ‘inferred’ resources. Detour Gold advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

4/4

          DETOUR GOLD CORPORATION

Security Class

Holder Account Number

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Form of Proxy - Special Meeting to be held on March 26, 2009
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

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7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Special Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

9.	You may also vote by facsimile to 1-866-249-7775 (toll-free within North America) or 416-263-9524 (International).
Proxies submitted must be received by 10:00 am, Eastern Time, on March 24, 2009.
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site: www.investorvote.com

1-866-732-VOTE (8683) Toll Free
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

+	+

Appointment of Proxyholder
I/We, being holder(s) of Detour Gold Corporation hereby appoint: Gerald S. Panneton, President and Chief Executive Officer, or failing him, Paul Martin, Chief Financial Officer	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.
as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of Detour Gold Corporation to be held at 10:00 a.m. on March 26, 2009 at The National Club, 303 Bay Street, Toronto, Ontario, Canada M5H 2R1 and at any adjournment or postponement thereof.
VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against

1. Resolution	☐	☐
The resolution approving the amalgamation under section 181 of the Business Corporations Act (Alberta) of 1448055 Alberta Ltd. (“Detour Subco”), a wholly-owned subsidiary of Detour Gold Corporation (“Detour”), with PDX Resources Inc. (“PDX”) pursuant to the amalgamation agreement dated January 24, 2009 between Detour, Detour Subco and PDX, as it may have been amended in accordance with its terms, and the other transactions between Detour and PDX contemplated by the terms of, or relating to, the combination agreement (the “Combination Agreement”) between Detour and PDX, dated January 24, 2009, as described in the accompanying joint management information circular of Detour and PDX dated February 20, 2009 (the “Joint Circular”), pursuant to which, among other things, common shares of PDX (other than those held by a shareholder who exercises the right to dissent) will be cancelled and each holder thereof (other than Detour) will receive in exchange that number of common shares of Detour provided for in the Combination Agreement, the full text of which resolution is set out in Appendix “A” to the accompanying Joint Circular.
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Authorized Signature(s) – This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
DD/MM/YY

▪	0 5 3 6 0 9	A R 0	D C G Q	+

The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.

LETTER OF TRANSMITTAL

To accompany certificates for
all issued and outstanding Common Shares of

PDX RESOURCES INC.

This Letter of Transmittal is for use by holders (“PDX Shareholders”) of common shares (“PDX Shares”) in the capital of PDX Resources Inc. (“PDX”) in connection with the proposed amalgamation of PDX and 1448055 Alberta Ltd. (“Detour Subco”), a wholly-owned subsidiary of Detour Gold Corporation (“Detour”), under Section 181 of the Business Corporations Act (Alberta) pursuant to the Amalgamation Agreement among PDX, Detour and Detour Subco (the “Amalgamation”) that is being submitted for approval at the special meeting of PDX Shareholders to be held on March 26, 2009 (the “PDX Meeting”). PDX Shareholders are referred to the Notice of Special Meeting of Shareholders of PDX and the Joint Management Information Circular (the “Joint Circular”) dated February 20, 2009, which accompanies this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the meaning ascribed to such terms in the Joint Circular.

COMPUTERSHARE INVESTOR SERVICES INC. (THE “DEPOSITARY”)
(SEE THE BACK PAGE OF THIS DOCUMENT
FOR ADDRESS AND TELEPHONE NUMBER)
OR YOUR BROKER OR OTHER FINANCIAL ADVISER WILL
BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL

It is anticipated that the Amalgamation will be effected as soon as reasonably practicable after receipt of the required approvals of the Combination from the holders of Detour Shares (as defined below) and the PDX Shareholders. At the Effective Time, each PDX Shareholder (other than Dissenting Shareholders) will receive 0.2571 of a common share in the capital of Detour (a “Detour Share”) for each PDX Share held at such time, subject to any required rounding for any fractional Detour Shares that would otherwise be issued.

Following the Effective Time, certificates representing the PDX Shares held by PDX Shareholders at the Effective Time (the “PDX Certificates”) shall cease to represent any claim upon or interest in PDX or its successor in the Amalgamation, other than the right of the holder to receive either the Detour Shares or, in the case of a Dissenting Shareholder, to receive payment for such PDX Shares in accordance with section 191 of the Business Corporations Act (Alberta).

In order for PDX Shareholders to receive share certificates representing Detour Shares (the “Detour Certificates”) received in connection with the Amalgamation, PDX Shareholders are required to deposit with the Depositary the PDX Certificates held by them. This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all PDX Certificates deposited pursuant to the Amalgamation. Detour reserves the right, if it so elects in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

The common shares of Detour to be issued in connection with the Amalgamation have not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any securities regulatory authority of any state of the United States or province or territory of Canada, nor has the SEC or any securities regulatory authority of any state of the United States or province or territory of Canada passed on the merits or fairness of the proposed Amalgamation or the adequacy or accuracy of the Joint Circular or approved or disapproved of the securities offered by and on behalf of Detour. Any representation to the contrary is a criminal offense.

Please read carefully the Joint Circular and the instructions set out below before completing this Letter of Transmittal.

TO:	PDX RESOURCES INC.

AND TO:	DETOUR GOLD CORPORATION

AND TO:	THE DEPOSITARY, at its office set out on the back page of this document

In connection with the Amalgamation being considered for approval at the PDX Meeting, the undersigned hereby surrenders to you the enclosed PDX Certificate(s), details of which are as follows: (Please print or type.)

	Name(s) in Which Registered	Number of PDX Shares
	(please print and fill in exactly as	Represented by the
Certificate Number(s)	name(s) appear(s) on the certificate(s))	Certificate(s)

The undersigned hereby transmits herewith the certificate(s) described above for transfer upon the Amalgamation becoming effective.

NOTE:  If the space provided above is insufficient, details may be listed on a separate schedule to this Letter of Transmittal.

It is understood that, upon receipt of this Letter of Transmittal and of the PDX Certificate(s) deposited herewith and following the Effective Date of the Amalgamation, the Depositary will send to the undersigned or hold for pick-up, in accordance with the instructions given below, the Detour Certificates to which the undersigned is entitled under the Amalgamation. The Detour Certificates will be registered in the same name of the PDX Shareholder set forth above.

No fractional Detour Shares will be issued pursuant to the Amalgamation. As a result, the number of Detour Shares each PDX Shareholder will receive will be rounded up to the nearest whole number.

The undersigned holder of PDX Shares represents and warrants that (i) the undersigned is the owner of the PDX Shares represented by the PDX Certificate(s) being deposited, (ii) such PDX Shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims, (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal, (iv) the surrender of the undersigned’s PDX Certificate(s) complies with applicable laws, and (v) the undersigned will not transfer or permit to be transferred any of the deposited PDX Shares. These representations and warranties shall survive the completion of the Amalgamation.

The undersigned hereby acknowledges that the delivery of the PDX Certificate(s) being deposited shall be effected and the risk of loss shall pass only upon proper receipt thereof by the Depositary.

Except for any proxy deposited with respect to the vote on the PDX Combination Resolution in connection with the PDX Meeting, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the PDX Shares being deposited and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise will be granted with respect to the deposited PDX Shares.

The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the deposited PDX Shares.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

2

The authority herein conferred, coupled with an interest, is not intended to be a continuing power of attorney within the meaning of and governed by the Substitute Decisions Act (Ontario), or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a “CPOA”). The execution of this Letter of Transmittal shall not terminate any such CPOA granted by the undersigned previously and shall not be terminated by the execution by the undersigned in the future of a CPOA, and the undersigned hereby agrees not to take any action in future which results in the termination of the authority herein conferred.

The undersigned instructs the Depositary, on behalf of Detour, to mail the Detour Certificates promptly after the Effective Date, by first class insured mail, postage prepaid, to the undersigned, or to hold such Detour Certificates for pick up, in accordance with the instructions given below. If the Amalgamation is not completed, the undersigned directs the Depositary to return the enclosed PDX Certificate(s) and all other ancillary documents forthwith to the undersigned at the address of origin or, failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of PDX. It is understood that the undersigned will not receive the Detour Certificates until the Amalgamation is consummated and until the PDX Certificate(s) are received by the Depositary at the address set forth on the back page of this document, together with such additional documents as the Depositary may require. The undersigned further represents and warrants that the above contemplated delivery of the Detour Certificates in respect of the deposited PDX Certificates will completely discharge any obligations of PDX, Detour and the Depositary with respect to the matters contemplated by this Letter of Transmittal. The undersigned recognizes that PDX has no obligation pursuant to the instructions given below to transfer any PDX Shares from the name of the registered holder thereof if the Amalgamation is not completed.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Amalgamation as entered into through this Letter of Transmittal, as well as any documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation d’une version anglaise de la présente lettre d’envoi, le soussigné, ce dernier et les destinataires sont réputés avoir demandé que tout contrat attesté par la fusion, telle qu’il est accepté au moyen de cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en anglais.

3

BOX A
DELIVERY INSTRUCTIONS

☐

MAIL CERTIFICATE(S) to the address of the undersigned as it appears on the PDX register of shareholders or to the address specified below:

(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)

(Telephone – Business Hours)

(Tax Identification, Social Insurance or
Social Security Number)

BOX B
PICK-UP INSTRUCTIONS

☐

HOLD CERTIFICATE(S) FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY, 100 UNIVERSITY AVE 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1

4

Signature guaranteed by (if required under Instruction 3):	Date: , 2009

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative – See Instruction 4

Name of Guarantor (please print or type)	Name of Shareholder (please print or type)

Address of Guarantor (please print or type)	Taxpayer Identification, Social Insurance or Social Security Number of Shareholder (please print or type)

Name of Authorized Representative, if applicable (please print or type)

Daytime telephone number of Shareholder or Authorized Representative

Daytime facsimile number of Shareholder or Authorized Representative

5

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)	In order to receive the Detour Certificates in respect of Detour Shares issued under the Amalgamation, PDX Shareholders must deliver this properly completed Letter of Transmittal (or manually signed facsimile thereof), together with accompanying PDX Certificate(s) and all other required documents, to the Depositary at the office specified on the back page of this document.

(b)	The method used to deliver this Letter of Transmittal and any accompanying certificates representing PDX Shares is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received. PDX recommends that the necessary documentation be hand delivered to the Depositary at the office specified on the back page of this document, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended.

(c)	PDX Shareholders whose PDX Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should immediately contact that nominee for assistance in delivering PDX Certificates for such PDX Shares.

2.	Signatures

This Letter of Transmittal must be completed, dated and signed by the holder of the PDX Shares or by such holder’s duly authorized representative (in accordance with Instruction 4).

(a)	If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

(i)	such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3.

3.	Guarantee of Signatures

Except as provided below, no signature guarantee is required on this Letter of Transmittal if this Letter of Transmittal is signed by the registered holder(s) of PDX Shares surrendered herewith. If this Letter of Transmittal is signed by a person other than the registered owner(s) of the PDX Shares or if the Detour Certificates are to be delivered to a person other than the registered owner(s) of the PDX Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

6

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any share transfer power(s) of attorney is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of authority to act. Any of Detour, PDX or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

5.	Delivery Instructions

In all cases, either Box A or Box B should be completed. If those boxes are not completed, any Detour Certificate(s) issued in exchange for PDX Shares will be mailed to the depositing PDX Shareholder at the address of the depositing PDX Shareholder as it appears on the securities register of PDX.

6.	Miscellaneous

(a)	If the space on this Letter of Transmittal is insufficient to list all certificates for PDX Shares, additional certificate numbers and numbers of shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If PDX Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits of PDX Shares will be accepted and no fractional Detour Shares will be issued. All depositing PDX Shareholders by execution of this Letter of Transmittal (or a copy thereof) waive any right to receive any notice by the Depositary.

(d)	Additional copies of this Letter of Transmittal may be obtained from the Depositary at the office specified on the back page of this document. This Letter of Transmittal is also available at the website maintained by The Canadian Depositary for Securities Limited at www.sedar.com.

(e)	It is strongly recommended that prior to completing this Letter of Transmittal, the undersigned read the accompanying Joint Circular and discuss any questions with a tax adviser.

(f)	PDX reserves the right, if it so elects in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

(g)	This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

7.	Lost Certificates

If a certificate representing PDX Shares has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary and/or the registrar and transfer agent for the PDX Shares will respond with the replacement requirements.

8.	Privacy Notice

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you — from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. We have prepared a Privacy Code to tell you more about our information practices and how your privacy is protected. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

7

The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail

P.O. Box 7021
31 Adelaide St E
Toronto, Ontario
M5H 3C2
Attn: Corporate Actions

By Registered Mail, Hand or by Courier

100 University Ave 9th Floor
Toronto, Ontario
M5J 2Y1
Attn: Corporate Actions

Toll Free: 1-800-564-6253 (North America)
Phone: 1-514-982-7555 (Overseas)
E-mail: corporateactions@computershare.com

Any question and requests for assistance may be directed by
Shareholders to the Depositary at the telephone number
and locations set out above.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
(1)	Not applicable.

(2)	The exhibits set forth below are furnished as part of this form:

Exhibit
Number	Description of Document

2.1	Detour Gold Corporation’s annual information form dated March 20, 2008

2.2	Detour Gold Corporation’s audited financial statements as at and for the years ended December 31, 2007 and 2006, together with the auditors’ report thereon

2.3	Management’s discussion and analysis filed in connection with Detour Gold Corporation’s audited financial statements as at and for the years ended December 31, 2007 and 2006

2.4	Detour Gold Corporation’s unaudited interim financial statements as at and for the three and nine months ended September 30, 2008 and 2007

2.5	Management’s discussion and analysis filed in connection with Detour Gold Corporation’s unaudited interim financial statements as at and for the three and nine months ended September 30, 2008 and 2007

2.6	Detour Gold Corporation’s management information circular dated April 24, 2008

2.7	Detour Gold Corporation’s material change report filed on February 6, 2008 in respect of the bought deal private placement of 4,000,000 special warrants of Detour Gold Corporation

2.8	Detour Gold Corporation’s material change report filed on February 25, 2008 in respect of the bought deal private placement of 4,000,000 special warrants of Detour Gold Corporation

2.9	Detour Gold Corporation’s material change report filed on April 17, 2008 in respect of the agreement with Goldcorp Canada Ltd. to exercise Detour Gold Corporation’s option for a 100% interest in the Detour Lake mine property

2.10	Detour Gold Corporation’s material change report filed on July 9, 2008 in respect of the updated mineral resource estimate for the Detour Lake project

2.11	Detour Gold Corporation’s material change report filed on November 6, 2008 in respect of Detour Gold Corporation’s exercised option for a 100% interest in the Detour Lake mine property

2.12	Detour Gold Corporation’s material change report filed on February 2, 2009 in respect of the proposed merger of Detour Gold Corporation and PDX Resources Inc.

Exhibit
Number	Description of Document
2.13	PDX Resources Inc.’s annual information form dated March 27, 2008 (other than the information described under the heading, “Description of the Business — Mineral Properties — Obuasi Property”)

2.14	PDX Resources Inc.’s audited consolidated financial statements as at and for the years ended December 31, 2007 and 2006, together with the auditors’ report thereon

2.15	Management’s discussion and analysis (other than the information described under the headings, “Property Description and Plans — Obuasi Property, Ghana” and “Property Description and Plans — Exploration Activities — Obuasi Property”) filed in connection with PDX Resources Inc.’s audited consolidated financial statements as at and for the years ended December 31, 2007 and 2006

2.16	PDX Resources Inc.’s unaudited interim consolidated financial statements, as restated, as at and for the three and nine months ended September 30, 2008 and 2007

2.17	Amended and restated management’s discussion and analysis (other than the information described under the headings, “Property Description and Plans — Ghana Properties” and “Property Description and Plans — Exploration Activities — Obuasi Property”) filed in connection with PDX Resources Inc.’s unaudited interim consolidated financial statements as at and for the three and nine months ended September 30, 2008 and 2007

2.18	The information described under the heading, “Matters to be Acted Upon at the Meeting: The Arrangement” (excluding the information described under the heading, “Certain Canadian Federal Income Tax Considerations”) in PDX Resources Inc.’s management information circular dated March 19, 2008 in respect of the special meeting of PDX Resources Inc. shareholders to consider PDX Resources Inc.’s spin-out of certain assets of PDX Resources Inc. into a separate corporation

2.19	PDX Resources Inc.’s management information circular dated May 26, 2008 in respect of the annual general meeting of PDX Resources Inc. shareholders

2.20	PDX Resources Inc.’s material change report filed on January 25, 2008 in respect of the updated mineral resource estimate for the Detour Lake project

2.21	PDX Resources Inc.’s material change report filed on January 29, 2008 in respect of the intention to spin-out certain assets of PDX Resources Inc. into a separate corporation

2.22	PDX Resources Inc.’s material change report filed on April 1, 2008 in respect of the intention to complete the Arrangement (as defined in the joint management information circular of Detour Gold Corporation and PDX Resources Inc., dated February 20, 2009)

2.23	PDX Resources Inc.’s material change report filed on May 6, 2008 in respect of shareholder approval of the Arrangement

Exhibit
Number	Description of Document
2.24	PDX Resources Inc.’s material change report filed on May 29, 2008 in respect of the closing of a private placement offering of 10% promissory notes for gross proceeds of $3,000,000 through Bolder Investment Partners, Ltd.

2.25	PDX Resources Inc.’s material change report filed on July 10, 2008 in respect of Detour Gold Corporation’s release of an updated mineral resource estimate for the Detour Lake project

2.26	PDX Resources Inc.’s material change report filed on September 2, 2008 in respect of an update on the Arrangement and scheduling of a hearing for the final order related to the Arrangement

2.27	PDX Resources Inc.’s material change report filed on September 2, 2008 in respect of an update on the completion of the Arrangement

2.28	PDX Resources Inc.’s material change report filed on September 10, 2008 in respect of the completion of the Arrangement

2.29	PDX Resources Inc.’s material change report filed on February 2, 2009 in respect of the proposed merger between PDX Resources Inc. and Detour Gold Corporation
(3) Not applicable.
PART III — CONSENT TO SERVICE OF PROCESS
A written irrevocable consent and power of attorney on Form F-X is being filed by Detour Gold Corporation concurrently with the furnishing of this Form CB.

PART IV — SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DETOUR GOLD CORPORATION
By:	/s/ Gerald S. Panneton
	Name:	Gerald S. Panneton
	Title:	President and Chief Executive Officer

Date:  February 24, 2009